As filed with the Securities and Exchange Commission on June 9, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED1

(Exact Name of Registrant as Specified in Its Charter)

Bermuda	2834	98-0496358
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Canon’s Court

22 Victoria Street

Hamilton HM12

Bermuda

(441) 295-2244

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Izumi Hara, Esq.

Senior Vice President, General

Counsel and Corporate Secretary

Warner Chilcott Corporation

100 Enterprise Drive

Rockaway, NJ 07866

(973) 442-3200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard D. Truesdell, Jr., Esq. Michael Kaplan, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 Tel: (212) 450-4000 Fax: (212) 450-4800	John T. Gaffney, Esq. George A. Stephanakis, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 Tel: (212) 474-1000 Fax: (212) 474-3700

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee (2)
Class A common shares, par value $0.01 per share	$1,000,000,000	$107,000

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[1]	We intend to change our name from Warner Chilcott Holdings Company, Limited to Warner Chilcott Limited prior to the effective date of the offering.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 9, 2006.

Shares

Warner Chilcott Limited

Common Stock

This is an initial public offering of shares of common stock of Warner Chilcott Limited.

Warner Chilcott Limited is offering              of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional              shares. Warner Chilcott Limited will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . Warner Chilcott Limited intends to apply to have our common stock approved for quotation on the Nasdaq National Market under the symbol “WCRX”.

See “ Risk Factors” on page 10 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body, including any state securities regulators, has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Warner Chilcott Limited	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from Warner Chilcott Limited at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2006.

Goldman, Sachs & Co.

Credit Suisse

JPMorgan

Morgan Stanley

Deutsche Bank Securities		Merrill Lynch & Co.
Bear, Stearns & Co. Inc.	UBS Investment Bank	Wachovia Securities

Prospectus dated                      , 2006.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through reports of IMS Health Incorporated (“IMS”). While we believe that the reports of IMS are reliable and appropriate, we have not independently verified such data.

TRADEMARKS

We have proprietary rights to a number of trademarks used in this prospectus which are important to our business, including Doryx®, Duricef®, Estrace®, Estrostep®, femhrt®, Femring®, Femtrace®, Loestrin®, Moisturel®, Ovcon®, Sarafem® and Warner Chilcott®. Dovonex®, Taclonex®, Dovobet® and Daivobet® are registered trademarks of LEO Pharma A/S (“LEO Pharma”). We have omitted the “®” trademark designation for such trademarks in this prospectus. Nevertheless, all rights to such trademarks named in this prospectus are reserved.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that is important to you. You should read this entire prospectus carefully, including “Risk Factors,” the consolidated financial statements and the related notes thereto, before making an investment decision. Unless otherwise noted or the context otherwise requires, references in this prospectus to “Warner Chilcott,” “the Company,” “our company,” “we,” “us” or “our” for periods after January 5, 2005 refer to Warner Chilcott Limited, and its direct and indirect subsidiaries (the “Successor”), following the consummation of the acquisition of Warner Chilcott PLC by Warner Chilcott Acquisition Limited on January 5, 2005 (the “Acquisition Date”) and the other transactions described in this summary under “The Transactions” and for periods prior to the Acquisition Date refer to the historical operations of Warner Chilcott PLC, the public company that was acquired in connection with the Transactions, together with its subsidiaries (the “Predecessor”). The Predecessor operated and reported using a fiscal year ending on September 30. After the acquisition of the Predecessor, we changed our fiscal year to a calendar year. Therefore, all references in this prospectus to “fiscal year 2002,” “fiscal year 2003” or “fiscal year 2004” are to the twelve months ended September 30 of the year referenced and all references in this prospectus to “fiscal year 2005” are to the twelve months ending December 31, 2005.

Our Business

We are a leading specialty pharmaceutical company focused on marketing, selling, developing and manufacturing branded prescription pharmaceutical products in women’s healthcare and dermatology in the United States. We have established strong franchises in these two areas through our precision marketing techniques and specialty sales forces of approximately 400 representatives. We believe that our proven product development capabilities, coupled with our ability to execute acquisitions and in-licensing transactions and develop partnerships, such as our relationship with LEO Pharma, will enable us to sustain and grow these franchises.

Our franchises are comprised of complementary portfolios of established branded, development-stage and new products, including our recently launched products, Loestrin 24 Fe and Taclonex. Our women’s healthcare franchise is anchored by our strong presence in the hormonal contraceptive and hormone therapy (“HT”) categories and our dermatology franchise is built on our established positions in the markets for psoriasis and acne therapies. In April 2006, we launched Loestrin 24 Fe, an oral contraceptive with a novel patented 24-day dosing regimen, with the goal of growing the market share position we have achieved with our Ovcon and Estrostep products in the hormonal contraceptive market. We also have a significant presence in the HT market, primarily through our products femhrt and Estrace Cream. In dermatology, our psoriasis product Dovonex enjoys the leading position in the United States for the non-steroidal topical treatment of psoriasis. We strengthened and extended our position in the market for psoriasis therapies with the April 2006 launch of Taclonex, the first once-a-day topical psoriasis treatment that combines betamethasone dipropionate, a corticosteroid, with calcipotriene, the active ingredient in Dovonex. Our product Doryx is the leading branded oral tetracycline in the United States for the treatment of acne. In 2005, we launched Doryx delayed-release tablets.

Sales and marketing execution is one of our core strengths. In the market segments in which we compete, prescription writing activity is concentrated within a relatively small number of physicians, primarily specialists. We utilize sophisticated precision marketing techniques to size, deploy, direct and compensate our field sales forces based on market share information. These precision marketing techniques, pioneered by our senior management team, allow us to effectively and profitably promote our products.

In addition, in order to optimize the growth of our franchises, we invest in the development of new products and product enhancements. We have a track record of successful and cost-efficient internal product development with six new drug application (“NDA”) approvals from the Food and Drug Administration (“FDA”) since March 2003. Our research and development team has significant experience and proven capabilities in specialty chemistry, pharmaceutical development and clinical development. We focus our research and development efforts primarily on developing new products that target therapeutic areas with established regulatory guidance, making proprietary improvements to our existing products and developing new and enhanced dosage forms. Through this focused approach to research and development, we seek to enhance the value of our franchises by investing in relatively low-risk projects.

We supplement our internal product development efforts by selectively pursuing partnerships, in-licensing opportunities and acquisitions that can further improve the value of our franchises. For example, in 2005 we entered into a broad product development partnership with LEO Pharma, a research and development-focused pharmaceutical company and a leader in dermatology. LEO Pharma has a research and development team of over 500 research scientists and specialists and generated revenue of approximately $810 million in 2005. LEO Pharma developed Dovonex and Taclonex and is currently developing a portfolio of dermatology-related product candidates that are in various phases of product development, ranging from pre-clinical to late-stage development. Our recently expanded partnership with LEO Pharma provides us with a right of first refusal and last offer for the U.S. sales and marketing rights to all dermatology product candidates in LEO Pharma’s development pipeline through 2010.

The U.S. pharmaceutical market generated sales of approximately $260 billion in 2005 and has grown at a compound annual growth rate of approximately 7.5% since 2001, according to IMS. Large pharmaceutical companies have been consolidating and are focusing on developing and marketing “blockbuster” drugs that have the potential of generating more than $1 billion in annual revenues. The focus by large pharmaceutical companies on blockbuster products creates opportunities for specialty pharmaceutical companies like us to compete effectively in smaller but lucrative therapeutic markets.

Franchise Focus and Principal Marketed Products

We market a diversified portfolio of branded products in our women’s healthcare and dermatology franchises. Within these franchises, we compete primarily in four therapeutic categories: hormonal contraception and hormone therapy in women’s healthcare and psoriasis and acne in dermatology. The following chart presents our franchises and their respective therapeutic categories with revenues generated in 2005:

(1)	Pro forma to assume acquisition of Dovonex occurred on January 1, 2005.
(2)	Includes Sarafem, our product to treat pre-menstrual dysphoric disorder.

Our Principal Products
	Product (Active Ingredient)	Indication	Patent Expiry(1)	2005 Revenue ($mm)
Women's Healthcare	Hormonal Contraception
	Loestrin 24 Fe (Norethindrone acetate and ethinyl estradiol)	Prevention of pregnancy	July 2014	Launched in April 2006
	Ovcon 35 and Ovcon 50 (Norethindrone and ethinyl estradiol)	Prevention of pregnancy	Patent expired prior to 2000	$90
	Estrostep (Norethindrone acetate and ethinyl estradiol)	Prevention of pregnancy and treatment of moderate acne in women who desire oral contraception	April 2008(2)	$81

	Hormone Therapy
	femhrt 1/5 and .5/2.5 (Norethindrone acetate and ethinyl estradiol)	Oral treatment of moderate to severe vasomotor symptoms and urogenital symptoms associated with menopause	May 2010(2)	$61
	Estrace Cream (17-beta estradiol)	Vaginal cream for treatment of vaginal and vulval atrophy	Patent expired March 2001	$54

Dermatology	Psoriasis
	Taclonex(3) (Calcipotriene and betamethasone dipropionate)	Topical treatment of psoriasis	January 2020	Launched in April 2006
	Dovonex(4) (Calcipotriene)	Topical treatment of psoriasis	Ointment-December 2007 Cream and topical solution-June 2015	$132

	Acne
	Doryx (Doxycycline hyclate)	Oral adjunctive therapy for severe acne	April 2022	$96

(1)	See “Risk Factors—Risks Relating to Our Business—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.”
(2)	Pursuant to an agreement to settle patent litigation against Barr Laboratories, Inc. (“Barr”), we granted Barr a non-exclusive license to launch generic versions of the product six months prior to expiration of our patents.
(3)	Taclonex was previously referred to as “Dovobet.” The name was changed during the review by the FDA of the NDA for the product.
(4)	Prior to January 1, 2006, we co-promoted Dovonex under an agreement with Bristol-Myers Squibb Company (“Bristol-Myers”). We did not own Dovonex in fiscal year 2005. The $132 million represents revenue in 2005 recorded by Bristol-Myers. We received $21 million in co-promotion fees under an agreement with Bristol-Myers. In January 2006, we acquired the exclusive U.S. sales and marketing rights to Dovonex and terminated our co-promotion agreement with Bristol-Myers.

Recently Launched Products

In April 2006, we launched Loestrin 24 Fe, an oral contraceptive with a novel patented 24-day dosing regimen. The majority of oral contraceptive products currently used in the United States are based on a regimen of 21 days of active hormonal pills followed by seven days of placebo. By contrast, with Loestrin 24 Fe women take the active pills for 24 consecutive days followed by four days of placebo. In a national survey of women aged 18 - 49 conducted by Harris Interactive® (funded by us), 85% of women who currently use or have ever used a birth control pill felt that having a shorter period would make a positive difference. The clinical data show that at the end of the sixth cycle, women who took Loestrin 24 Fe had periods that averaged 2.7 days, compared to 3.9 days with the traditional 21-day regimen.

In April 2006, we launched Taclonex, the first and only dual-action therapy of its kind. Taclonex is a once-a-day topical psoriasis treatment that combines betamethasone dipropionate with calcipotriene, the active ingredient in Dovonex. In clinical trials, 81% of patients using Taclonex achieved a significant reduction in disease severity after only 4 weeks of use as compared to 49% of patients using Dovonex alone and 64% of patients using betamethasone dipropionate alone. Many patients with psoriasis have adopted complicated dosing regimens including daily and intermittent use of multiple products. The once-daily dosing of Taclonex provides an opportunity to enhance patient compliance.

Our Competitive Strengths

We believe that we possess the following competitive strengths:

•	Strong franchises in women’s healthcare and dermatology. We are well positioned to grow our franchises through our portfolio of established brands and the growth opportunities from our new products, particularly Loestrin 24 Fe and Taclonex. These franchises are supported by significant intellectual property.

•	Effective and efficient sales and marketing approach. We market products that are promotionally sensitive. Using our precision marketing techniques, we deploy our sales representatives and other marketing resources to consistently target physicians with the highest potential to prescribe our products. This approach enables us to optimize our promotional efforts.

•	Substantial development capabilities and pipeline. We use our proven internal product development expertise to maintain and grow our franchises. Our internal development efforts have yielded six NDA approvals since 2003. Our exclusive product development relationship with LEO Pharma also provides us with access to additional pipeline opportunities for dermatology products.

•	Integrated manufacturing capabilities. The manufacturing and packaging capabilities of our Puerto Rico operations provide us with a reliable source of supply for a number of our brands, including our hormonal products. The integration of our development efforts with our ability to scale up our manufacturing from pilot to production quantities allows us to more efficiently develop products.

•	Strong free cash flow generation. Our business generates strong free cash flow as a result of our high sales force productivity and efficient investment in product development activities, coupled with an attractive corporate tax rate and modest capital expenditure requirements.

•	Experienced management team. The members of our senior management team have an average of over 21 years of experience in the pharmaceutical industry. Through this experience we have gained a deep base of industry knowledge, and built a proven track record of growing market share for new and established products.

Our Strategy

Our strategy is to grow our specialty pharmaceutical products business by focusing on therapeutic areas dominated by specialist physicians. We believe that we will continue to drive organic growth by employing our precision marketing techniques. Furthermore, we intend to supplement our growth and broaden our market position in our existing franchises through ongoing product development. Our internal product development is focused on new products, proprietary product improvements and new and enhanced dosage forms. In addition, we selectively review potential product in-licensing, acquisition and partnership opportunities within our franchises, such as our relationship with LEO Pharma, or in market segments that have characteristics similar to our current markets. We believe that our streamlined corporate organization and resulting ability to react rapidly to changing market dynamics enhances our ability to execute on our strategy. For a more detailed discussion of our strategy, see “Business—Strategy.”

Our Sponsors

Our sponsors, Bain Capital, LLC, DLJ Merchant Banking, J.P. Morgan Partners, LLC and Thomas H. Lee Partners are each leading global private equity firms with established track records of successful investments and extensive experience managing investments in the healthcare industry.

The Transactions

On October 27, 2004, a company formed by affiliates of Bain Capital, LLC, DLJ Merchant Banking, J.P. Morgan Partners, LLC and Thomas H. Lee Partners, who we refer to collectively in this prospectus as the “Sponsors”, reached an agreement to acquire Warner Chilcott PLC. The acquisition became effective on January 5, 2005, and thereafter, following a series of transactions, we acquired 100% of the share capital of Warner Chilcott PLC. We refer to this transaction in this prospectus as the “Acquisition”. To complete the Acquisition, the Sponsors, certain of their limited partners and certain members of our management, indirectly funded equity contributions to us and certain of our subsidiaries, the proceeds of which were used to purchase 100% of Warner Chilcott PLC’s share capital. On January 18, 2005, certain of our subsidiaries borrowed an aggregate of $2,020 million, consisting of an initial drawdown of $1,420 million under a $1,790 million senior secured credit facility and $600 million of 8 3/4% senior subordinated notes due 2015. The proceeds from the acquisition financings, together with cash on hand at Warner Chilcott PLC, were used to pay the selling stockholders $3,014 million, to retire all of Warner Chilcott PLC’s outstanding share options for $70 million, to retire all of Warner Chilcott PLC’s previously outstanding funded indebtedness totaling $195 million and to pay related fees and expenses. In this prospectus, we refer to the Acquisition, together with the related financings, as the “Transactions.”

Risk Factors

For a discussion of risks associated with our business, including risks related to our strategy, and risks related to this offering, see “Risk Factors” beginning on page 10 of this prospectus.

Corporate Information

Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our telephone number is (441) 295-2244. Our website is accessible through www.warnerchilcott.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares from us

Use of proceeds

Our net proceeds from the offering will be approximately $             million. We intend to use the proceeds from the offering to repurchase the preferred stock issued by Warner Chilcott Holdings Company II, Limited held by affiliates of our Sponsors, certain of their limited partners and our management, to repay a portion of our outstanding indebtedness, to pay for fees and expenses relating to the offering and for general corporate purposes. We will not receive any proceeds from the shares of common stock being sold by the selling stockholders.

Dividend policy	We do not intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth.

Proposed Nasdaq National Market symbol	WCRX

Unless we specifically state otherwise, the number of common shares stated to be outstanding after the offering gives effect to the                      common shares being sold by us in this offering and the automatic conversion of our Class L common shares into                      Class A common shares. Such number of common shares excludes the issuance of up to                      shares of common stock which the underwriters have the option to purchase from us solely to cover over-allotments and                      shares issuable upon conversion of outstanding options and                      shares reserved for issuance under our 2005 Equity Incentive Plan. Unless we specifically state otherwise or the context otherwise requires, all references in this prospectus to the “common stock” or “common shares” refer to our Class A Common Stock, which will be the only class of our common stock outstanding immediately following the completion of this offering.

Summary Historical Consolidated Financial Data

The following table sets forth our summary historical consolidated financial data. Except for the data relating to the year ended December 31, 2005 and the quarters ended March 31, 2005 and 2006, all data below reflects the consolidated financial data of the Predecessor. The summary historical consolidated financial data as of and for the year ended December 31, 2005, as of and for the quarter ended December 31, 2004 and the summary historical data for the years ended September 30, 2003 and September 30, 2004 presented in this table have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary historical balance sheet data as of September 30, 2002, September 30, 2003 and September 30, 2004 and the summary historical data for the fiscal year ended September 30, 2002 presented in this table are derived from our audited consolidated financial statements and related notes which are not included in this prospectus. Summary historical consolidated financial data as of and for the quarters ended March 31, 2005 and 2006 has been derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

The year ended December 31, 2005 and the quarter ended March 31, 2005 are our first fiscal year and fiscal quarter, respectively, following the Acquisition. The financial statements relating to this period treat the Acquisition as if the closing took place on January 1, 2005 and the operating results for the period January 1 through January 4, 2005 were ours. The period included only two business days and the impact on the results of operations during the period was not material. Our fiscal year ends December 31 versus the Predecessor’s year-end of September 30.

The summary historical data included below and elsewhere in this prospectus are not necessarily indicative of future performance. This information is only a summary and should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Fiscal Year Ended September 30,			Transition Period Quarter Ended December 31,	Year Ended December 31,	Three Months Ended March 31,
	Predecessor			Predecessor	Successor	Successor
	2002	2003	2004	2004	2005	2005	2006(1)
				(Restated)		(unaudited)
(dollars and share amounts in thousands, except per share amounts)
Statement of Operations Data:
Total revenue(2)(3)	$172,231	$365,164	$490,248	$136,893	$515,253	$133,742	$166,461
Costs and expenses:
Cost of sales(a)(4)	19,366	42,042	53,488	34,529	95,224	41,531	31,807
Selling, general and administrative(4)	47,174	124,786	146,205	41,463	162,670	46,640	38,286
Impairment of intangible assets	—	—	—	—	38,876	—	—
Research and development	16,000	24,874	26,558	4,608	58,636	4,943	9,571
Amortization of intangible assets(4)	18,252	38,106	52,374	21,636	233,473	61,300	58,826
Acquired in-process research and development(4)	—	—	—	—	280,700	280,700	—
Transaction costs(4)	—	—	—	50,973	35,975	35,975	—
Net interest expense(4)	18,916	7,686	9,256	1,214	147,934	28,648	45,092
Accretion on preferred stock of subsidiary(5)	—	—	—	—	31,533	6,445	8,701

Income (loss) before taxes	52,523	127,670	202,367	(17,530)	(569,768)	(372,440)	(25,822)
Provision (benefit) for income taxes	18,858	41,380	59,390	11,558 (b)	(13,122)	(4,356)	1,434

Income (loss) from continuing operations	33,665	86,290	142,977	(29,088)	(556,646)	(368,084)	(27,256)

Discontinued operations, net of tax(6)	111,511	9,865	8,711	—	—	—	—

Net income (loss)	$145,176	$96,155	$151,688	$(29,088)	$(556,646)	$(368,084)	$(27,256)

	Year Ended December 31,	Three Months Ended March 31,
	Successor	Successor
	2005	2005	2006(1)
(unaudited)
Pro Forma Income Statement Data(7):
Pro forma net income	$	$	$
Pro forma earnings (loss) per share—basic Class A	$	$	$
Pro forma earnings (loss) per share—diluted Class A	$	$	$
Weighted average Class A common shares outstanding:
Basic
Diluted

	As of March 31, 2006
	Successor
	Actual	As adjusted(8)
Balance Sheet Data (at period end):
Cash and cash equivalents	$20,809	$
Total assets(4)	3,246,964
Total long-term debt(4)	2,226,000
Preferred stock in subsidiary(5)	444,689
Shareholders’ equity(4)	$307,945

(a)	Excludes amortization of intangible assets.
(b)	Restated. See Note 2 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2005 included elsewhere in this prospectus for a description.
(1)	In the quarter ended March 31, 2006 we completed the acquisition of the U.S. sales and marketing rights to Dovonex for $205.2 million and paid the final milestone payment for Taclonex of $40.0 million. We borrowed $240.0 million in connection with these transactions and recorded $238.5 million in intangible assets. Revenues for Dovonex included in the quarter ended March 31, 2006 were $33.8 million.
(2)	The increase in product revenues from fiscal year 2002 to fiscal year 2003 and from fiscal year 2003 to fiscal year 2004 was in part attributable to product acquisitions.
(3)	We sold the U.S. and Canadian rights to our then-marketed Loestrin products to Duramed Pharmaceuticals Inc. (“Duramed”), a subsidiary of Barr, in March 2004. Following this sale, we continued to earn revenue from supplying Loestrin to Duramed under a supply agreement. Our total revenue for fiscal years 2004 and 2003, excluding revenue attributable to Loestrin product sales, were $464.0 million and $326.6 million, respectively.
(4)	Completing the Acquisition affected our financial condition, results of operations and cash flows in the following ways:
a.	In the quarter ended December 31, 2004 we incurred $51.0 million of transaction costs and $3.7 million of incremental selling, general and administrative costs directly related to the closing of the Acquisition; and
b.	During the quarter ended March 31, 2005 we completed the Acquisition for total consideration of $3,152.1 million, which was funded by approximately $1,283 million of equity contributions, $1,420.0 million of senior secured debt, $600.0 million of 8 3/4% Senior Subordinated Notes and cash on hand. We recorded adjustments to the fair value of our assets and liabilities as of the date of the Acquisition. In the year ended December 31, 2005 the following items were included in our operating results:
•	a charge of $22.4 million in cost of sales representing the write-off of the purchase price allocated to the fair value of our opening inventory,
•	$7.8 million of incremental selling, general and administrative costs directly related to the closing of the Acquisition,
•	a $4.9 million charge in selling, general and administrative expenses for the management fee to the Sponsors,
•	increased amortization expense resulting from the write-up of our identified intangible assets,
•	a $280.7 million write-off of acquired in-process research and development,
•	$36.0 million of transaction costs, and
•	increased interest expense from the indebtedness we incurred to complete the Acquisition.
(5)	Our wholly-owned subsidiary, Warner Chilcott Holdings Company II, Limited, issued 404,439 shares of preferred stock in connection with the Transactions. The preferred shares are entitled to cumulative preferential dividends at an accretion rate of 8% per annum, compounded quarterly. We intend to use a portion of the net proceeds from this offering to repurchase all of the outstanding preferred stock of Warner Chilcott Holdings Company II, Limited.
(6)

Discontinued operations represented our pharmaceutical services business, which were Interactive Clinical Technologies, Inc. (sold in August 2002), our Clinical Trial Services business (sold in May 2002) and our Chemical Synthesis Services business (sold in December 2001). In addition, in December 2003, we sold our Pharmaceutical Development and Manufacturing Services business, in April 2004 we sold our U.K. Pharmaceutical Sales and Marketing business and in

May 2004 we sold our U.K.-based sterile solutions business. We received $343.0 million of proceeds net of costs for the sale of these businesses. The high level of discontinued operations in 2002 is due to the gain on disposal of our above-mentioned pharmaceutical services business of $101.1 million net of taxes of $3.9 million. No business was divested in fiscal year 2003. The discontinued operations for fiscal year 2004 included a gain on disposal of $5.4 million net of a tax charge of $11.8 million on the sale of our Pharmaceutical Development and Manufacturing Services business, our U.K. Pharmaceutical Sales and Marketing business and our U.K.-based sterile solutions business.

(7)	Adjusted to give effect to this offering and application of the proceeds therefrom as described in “Use of Proceeds” and giving effect to our acquisition of the U.S. sales and marketing rights for Dovonex as if they had occurred on January 1, 2005. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the net proceeds to us from this offering by $ million.
(8)	Adjusted to give effect to this offering and application of the proceeds therefrom as described in “Use of Proceeds” as if they had occurred on March 31, 2006. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the net proceeds to us from this offering by $ million.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before making an investment decision. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition, results of operations or cash flows. In such cases, you may lose all or part of your original investment in our common stock.

Risks Relating to Our Business

If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.

Our branded pharmaceutical products are or may become subject to competition from generic equivalents because there is no proprietary protection for some of the branded pharmaceutical products we sell or because we lose proprietary protection due to the expiration of a patent. Ovcon, Estrace Tablets and Estrace Cream are currently not protected by patents.

Patents covering the following products will expire within the next five years:

Product	Patent Expires
Dovonex Ointment	December 2007
Estrostep	April 2008
Sarafem	May 2008
femhrt	May 2010

Patent expiration provides competitors with the first opportunity to introduce a generic equivalent. Although part of our strategy includes the ongoing development of proprietary product improvements to our existing products and new and enhanced dosage forms, other companies may attempt to compete with our original products losing patent protection, we may not be successful in obtaining FDA approval of our new and enhanced dosage products and doctors may not prescribe these products.

Generic equivalents for some of our branded pharmaceutical products are sold by other pharmaceutical companies at a lower cost. After the introduction of a generic competitor, a significant percentage of the prescriptions written for the branded product may be filled with the generic version at the pharmacy, resulting in a commensurate loss in sales of the branded product. In addition, legislation enacted in the United States allows or, in a few instances, in the absence of specific instructions from the prescribing physician mandates, the use of generic products rather than branded products where a generic equivalent is available. Competition from generic equivalents could have a material adverse impact on our revenues, financial condition, results of operations and cash flows.

Potential generic competitors may also challenge our patents. Under an agreement to settle patent claims against Barr relating to our Estrostep oral contraceptive and our femhrt HT product, we granted Barr a non-exclusive license to launch generic versions of Estrostep and femhrt six months prior to expiration of our patents in 2008 and 2010, respectively. We cannot predict what effect, if any, this will have on our financial condition, results of operations and cash flows.

Our trademarks, patents and other intellectual property are valuable assets and if we are unable to protect them from infringement our business prospects may be harmed.

Due to our focus on branded products, we consider our trademarks to be valuable assets. Therefore, we actively manage our trademark portfolio, maintain long-standing trademarks and obtain trademark registrations for new brands. We also police our trademark portfolio against infringement. Our efforts to defend our trademarks may be unsuccessful against competitors or other violating entities and we may not have adequate remedies for any breach because, for example, a violating company may be insolvent.

We also rely on patents, trade secrets and proprietary knowledge to protect our products. We take steps to protect our proprietary rights by filing applications for patents on certain inventions, by entering into confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, licensees and other companies and enforcing our legal rights against third parties that we believe may infringe our intellectual property rights. We do not ultimately control whether we will be successful in enforcing our legal rights against third party infringers, whether our patent applications will result in issued patents, whether our confidentiality, non-disclosure and assignment of invention agreements will not be breached and whether we will have adequate remedies for any such breach, or that our trade secrets will not otherwise become known by competitors.

There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights, and in the past, as noted above, we have been involved in this type of litigation. These lawsuits relate to the validity and infringement of patents. The expense of bringing lawsuits against infringers or defending lawsuits brought against us could cause us not to continue these suits and abandon the affected products. The ultimate outcome of this type of litigation, if brought, may not be favorable and could adversely impact our business, financial condition, results of operations and cash flows.

Delays in production could have a material adverse impact on our business.

Our principal pharmaceutical manufacturing facility located in Fajardo, Puerto Rico currently manufactures our Estrostep, Ovcon 50 and Loestrin 24 Fe oral contraceptives and packages femhrt, Ovcon 35, delayed-release Doryx tablets and Dovonex and Taclonex samples. We are in the process of qualifying the facility to manufacture Ovcon 35 Chewable. We are also in the process of transferring Femtrace packaging to the Fajardo facility. Because the manufacture of pharmaceutical products requires precise and reliable controls, and due to significant compliance obligations imposed by laws and regulations, we may face delays in qualifying the Fajardo facility for the manufacture of new products or for our other products that are currently manufactured for us by third parties.

In addition, many of our pharmaceutical products are currently manufactured for us under contracts with third parties. Our contract manufacturers may not be able to manufacture our products without interruption, may not comply with their obligations under our various supply arrangements, and we may not have adequate remedies for any breach. From time to time our contract manufacturers have been unable to meet all of our orders, which has led to the depletion of our safety stock and a shortage of promotional samples.

Failure by our own manufacturing facility or any third party manufacturer (each a “Product Supplier”) to comply with regulatory requirements could adversely affect their ability to supply products to us. All facilities and manufacturing techniques used for the manufacture of pharmaceutical products must be operated in conformity with current Good Manufacturing Practices (“cGMPs”). In complying with cGMP requirements, Product Suppliers must continually expend time, money and effort in production, record-keeping and quality assurance and control to ensure that the product meets applicable specifications and other requirements for product safety, efficacy and quality. Manufacturing facilities are subject to periodic unannounced inspections by the FDA and other regulatory authorities. Failure to comply with applicable legal requirements including, in the case of our manufacturing facility located in Fajardo, certain obligations that we assumed in our purchase of the facility arising out of a consent decree entered into by the previous owner subjects the Product Suppliers to possible legal or regulatory action, including shutdown, which may adversely affect their ability to supply us with product. In addition, adverse experiences with the use of products must be reported to the FDA and could result in the imposition of market restrictions through labeling changes or in product removal.

The FDA must approve suppliers of certain active and inactive pharmaceutical ingredients and certain packaging materials used in our products as well as suppliers of finished products. The development and regulatory approval of our products are dependent upon our ability to procure these ingredients, packaging materials and finished products from FDA-approved sources. FDA approval of a new supplier would be required if, for example, a supplier breached its obligations to us, active ingredients, packaging materials or finished products were no longer available from the initially approved supplier or if that supplier had its approval from the FDA withdrawn. The qualification of a new Product Supplier could potentially delay the manufacture of the drug involved. Furthermore, we may not be able to obtain active ingredients, packaging materials or finished products from a new supplier on terms that are at least as favorable to us as those agreed with the initially approved supplier or at reasonable prices.

A delay in supplying, or failure to supply, products by any Product Supplier could result in our inability to meet the demand for our products and adversely affect our revenues, financial condition, results of operations and cash flows.

Pricing pressures from third-party payors, including managed care organizations, government sponsored health systems and regulations relating to Medicare and Medicaid, healthcare reform, pharmaceutical reimbursement and pricing in general could decrease our revenues.

Our commercial success in producing, marketing and selling products depends, in part, on the availability of adequate reimbursement from third-party healthcare payors, such as managed care organizations, and government bodies and agencies for the cost of the products and related treatment. The market for our products may be limited by actions of third-party payors.

Managed care organizations and other third-party payors try to negotiate the pricing of medical services and products to control their costs, including by developing formularies to encourage plan beneficiaries to utilize preferred products for which the plans have negotiated favorable terms. Exclusion of a product from a formulary, or placement of a product on a disfavored formulary tier, can lead to sharply reduced usage in the managed care organization patient population. If our products are not included within an adequate number of formularies or if adequate reimbursement levels are not provided, or if reimbursement policies increasingly favor generic products, our market share and business could be negatively affected.

Recent reforms in Medicare added an out-patient prescription drug reimbursement beginning in 2006 for all Medicare beneficiaries. The federal government and private plans contracting with the government to deliver the benefit, through their purchasing power under these programs, are demanding discounts from pharmaceutical companies that may implicitly create price controls on prescription drugs. These reforms may decrease our future revenues from products such as Dovonex and Taclonex that are covered by the Medicare drug benefit. Further, a number of other legislative and regulatory proposals aimed at changing the healthcare system have been proposed. While we cannot predict whether any such proposals will be adopted or the effect such proposals may have on our business, the existence of such proposals, as well as the adoption of any proposal, may increase industry-wide pricing pressures, thereby adversely affecting our results of operations and cash flows.

Changes in laws and regulations could affect our results of operations, financial position or cash flows.

Our future operating results, financial position or cash flows could be adversely affected by changes in laws and regulations such as (i) changes in the FDA approval processes that may cause delays in, or prevent the approval of, new products, (ii) new laws, regulations and judicial decisions affecting product marketing, promotion or the healthcare field generally, (iii) new laws or judicial decisions affecting intellectual property rights and (iv) changes in the application of tax principles, including tax rates, new tax laws, or revised interpretations of existing tax laws and precedents, which result in a shift of taxable earnings between tax jurisdictions.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct operations world-wide through subsidiaries in various tax jurisdictions. Certain aspects of the transactions between our subsidiaries, including our transfer pricing (which is the pricing we use in the transfer of products and services among our subsidiaries) and our intercompany financing arrangements could be challenged by applicable taxing authorities. While we believe both our transfer pricing and our intercompany financing arrangements are reasonable, either or both could be challenged by the applicable taxing authorities and, following such challenge, our taxable income could be reallocated among our subsidiaries. Such reallocation could both increase our consolidated tax liability and adversely affect our financial condition, results of operations and cash flows.

Changes in market conditions, including lower than expected cash flows or revenues for our branded pharmaceutical products, may result in our inability to realize the value of these products, in which case we may have to record an impairment charge.

The pharmaceutical industry is characterized by rapid product development and technological change, and as a result, our pharmaceutical products could be rendered obsolete or their value may be significantly decreased by the development of new technology or new pharmaceutical products to treat the conditions currently addressed by our products, technological advances that reduce the cost of production or marketing or pricing actions by one or more of our competitors. Some of the companies we compete against have significantly greater resources than we do, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. For example, since we acquired the U.S. sales and marketing rights to Sarafem, a number of additional selective serotonin reuptake inhibitors have been approved for the treatment of PMDD, contributing to Sarafem’s prescription volume decline. Our inability to compete successfully with respect to these or other factors may materially and adversely affect our cash flows or revenues, may result in our inability to realize the value of our branded pharmaceutical products, including products acquired from third parties, and may require us to record an impairment charge.

The loss of the services of members of our senior management team or scientific staff or the inability to attract and retain other highly qualified employees could impede our ability to meet our strategic objectives and adversely affect our business.

Our success is dependent on attracting and retaining highly qualified scientific, sales and management staff, including our Chief Executive Officer, Roger Boissonneault. We face intense competition for personnel from other companies, academic institutions, government entities and other organizations. The loss of key personnel, or our failure to attract and retain other highly qualified employees, may impede our ability to meet our strategic objectives. Moreover, we do not carry key man life insurance that could compensate us in the event the services of our key personnel are lost.

Pursuant to our business strategy, we intend to develop proprietary product improvements as well as new products. This strategy may require us to hire additional employees with expertise in areas that relate to product development. We cannot fully anticipate or predict the time and extent to which we will need to hire this type of specialized personnel. As a result, we may not be successful in attracting and retaining the personnel necessary to pursue our business strategy fully. In addition, if competition continues to intensify, then our cost of attracting and retaining employees may escalate.

Product liability claims and product recalls could harm our business.

The development, manufacture, testing, marketing and sale of pharmaceutical products entail significant risk of product liability claims or recalls. Our products are, in the substantial majority of cases, designed to affect important bodily functions and processes. Unforeseen side-effects caused by, or manufacturing defects inherent in, the products sold by us could result in exacerbation of a patient’s condition, further deterioration of the patient’s condition or even death. The occurrence of such an event could result in product liability claims and/or recall of one or more of our products. Claims may be brought by individuals seeking relief for themselves or, in certain jurisdictions, by groups seeking to represent a class. For example, approximately 450 product liability suits have been filed against us in connection with the HT products, femhrt and Estrace. The lawsuits were likely triggered by the July 2002 announcement by the National Institutes of Health (“NIH”) of the early termination of one of two large-scale randomized controlled clinical trials, which were part of the Women’s Health Initiative (“WHI”), examining the long-term effect of HT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer in postmenopausal women. In the terminated arm of the trial, which examined combined estrogen and progestogen therapy (the “E&P Arm of the WHI Study”), the safety monitoring board determined that the risks exceeded the benefits, when comparing estrogen and progestogen therapy to a placebo. The estrogen used in the E&P Arm of the WHI Study was conjugated equine estrogen and the progestin was medroxyprogesterone acetate, the compounds found in Prempro™, a product marketed by Wyeth and used by more than six million women (at the inception of the E&P Arm of the WHI Study) in the United States each day. According to the article summarizing the principal results from the E&P Arm of the WHI Study in the July 17, 2002 issue of the Journal of the American Medical Association, despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke and blood clots in patients randomized to estrogen and progestogen therapy. See “Business—Legal Proceedings” and Note 13 of the Notes to the Condensed Consolidated Financial Statements for the quarter ended March 31, 2006 included elsewhere in this prospectus.

Product liability insurance coverage is expensive, can be difficult to obtain and may not be available in the future on acceptable terms, if at all. Partly as a result of product liability lawsuits related to pharmaceuticals, product liability and other types of insurance have become more difficult and costly to obtain. Our product liability insurance may not cover all the future liabilities we might incur in connection with the development, manufacture or sale of our products. In addition, we may not continue to be able to obtain insurance on satisfactory terms or in adequate amounts.

A successful claim or claims brought against us in excess of available insurance coverage could subject us to significant liabilities and have a material adverse effect on our business, financial condition, results of operations and cash flows. Such claims could also harm our reputation and the reputation of our products, thereby adversely affecting our ability to market our products successfully. In addition, irrespective of the outcome of product liability claims, defending a lawsuit with respect to such claims could be costly and significantly divert management’s attention from operating our business. Furthermore, we could be rendered insolvent if we do not have sufficient financial resources to satisfy any liability resulting from such a claim or to fund the legal defense of such a claim.

Product recalls may be issued at our discretion or at the discretion of certain of our suppliers, the FDA, other government agencies and other entities that have regulatory authority for pharmaceutical sales. From time to time, we have recalled some of our products; however, to date none of these recalls have been significant. Any recall of a significant product could materially adversely affect our business by rendering us unable to sell that product for some time.

Sales of our products may be adversely affected by the consolidation among wholesale drug distributors and the growth of large retail drug store chains.

The network through which we sell our products has undergone significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drugstore chains. As a result, a small number of large wholesale distributors control a significant share of the market, and the number of independent drug stores and small drugstore chains has decreased. In the year ended December 31, 2005 and the quarter ended March 31, 2006, three of these large distributors and a large retail drug store chain accounted for an aggregate of 71% and 80% of our net revenues, respectively. In addition, excess inventory levels held by large distributors may lead to periodic and unanticipated future reductions in revenues and cash flows. Consolidation of drug wholesalers and retailers, as well as any increased pricing pressure that those entities face from their customers, including the U.S. government, may increase pricing pressure and place other competitive pressures on drug manufacturers, including us.

If we fail to comply with government regulations we could be subject to fines, sanctions and penalties that could adversely affect our ability to operate our business.

We are subject to regulation by regional, national, state and local agencies, including the FDA, the Drug Enforcement Administration, the Department of Justice, the Federal Trade Commission (the “FTC”), the Office of Inspector General of the U.S. Department of Health and Human Services and other regulatory bodies, as well as governmental authorities in those foreign countries in which we manufacture or distribute some of our products. The Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act and other federal and state statutes and regulations govern to varying degrees the research, development, manufacturing and commercial activities relating to prescription pharmaceutical products, including pre-clinical and clinical testing, approval, production, labeling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information and promotion.

Non-compliance with these requirements can result in civil and criminal fines, the recall of products, the total or partial suspension of manufacture and/or distribution, seizure of products, injunctions, whistleblower lawsuits, failure to obtain approval of pending product applications, withdrawal of existing product approvals, exclusion from participation in government healthcare programs and other sanctions. Any threatened or actual government enforcement action can also generate adverse publicity and require that we devote substantial resources that could be used productively on other aspects of our business. Any of these enforcement actions could affect our ability to commercially distribute our products and could materially and adversely affect our business, financial condition, results of operations and cash flows.

Delays and uncertainties in the government approval process for new products could result in lost market opportunities and hamper our ability to recoup costs associated with product development.

FDA approval is generally required before a prescription drug can be marketed. For innovative, or non-generic, new drugs, an FDA-approved NDA is required before the drugs may be marketed in the United States. The NDA must contain data to demonstrate that the drug is safe and effective for its intended uses, and that it will be manufactured to appropriate quality standards. This process can be time-consuming and expensive without assurance that the data will be adequate to justify approval of proposed new products. For example, we had intended to submit NDAs for both Estrostep Chewable and our next-generation Estrostep contraceptive, WC 2060, in 2006, but based on discussions with the FDA have concluded that an additional clinical study would be necessary to support each of the applications. Consequently, we have decided not to proceed with the development of Estrostep Chewable and, in the case of WC 2060, will defer a decision on whether to proceed for at least

12 months while we evaluate the position of this project in our overall development program and priorities in our overall clinical program. If we are unable to obtain governmental approval for our NDAs, we will not be able to commercialize our products and recoup our research and development costs. Furthermore, even if we obtain regulatory approvals, the terms of any product approval, including labeling, may be more restrictive than desired and could affect the marketability of our products, and the approvals may be contingent upon burdensome post-approval study commitments. If we are unable to obtain timely product approvals on commercially viable terms, our profitability and business could suffer.

We may not be able to successfully complete the implementation of our company-wide enterprise resource planning system without disrupting our business.

In the year ended December 31, 2005, we began implementation of a company-wide enterprise resource planning system in order to increase efficiencies in the operation of our business and to improve the overall effectiveness of our internal control over financial reporting and our disclosure controls and procedures. If we are unsuccessful in implementing this system our business may be disrupted and we will not realize improvements with respect to our controls and procedures.

We may not be able to successfully identify, develop, acquire, license or market new products as part of growing our business.

In order to grow and achieve success in our business, we must continually identify, develop, acquire and license new products that we can ultimately market. Any future growth through new product acquisitions will be dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. Even if such opportunities are present, we may not be able to successfully identify products as candidates for potential acquisition, licensing, development or collaborative arrangements. Moreover, other companies, many of which may have substantially greater financial, marketing and sales resources, are competing with us for the right to acquire such products.

If an acquisition candidate is identified, the third parties with which we seek to cooperate may not select us as a potential partner or we may not be able to enter into arrangements on commercially reasonable terms or at all. Furthermore, we do not know if we will be able to finance the acquisition or integrate an acquired product into our existing operations. The negotiation and completion of potential acquisitions could cause significant diversion of management’s time and resources and potential disruption of our ongoing business. Future product acquisitions would likely result in the incurrence of debt and contingent liabilities and an increase in interest expense and amortization expenses as well as significant charges relating to integration costs.

At each stage between developing or sourcing new products and marketing these products, there are a number of risks and uncertainties, and failure at any stage could have a material adverse effect on our ability to achieve commercial success with a product or to maintain or increase revenues, profits and cash flow. In addition, if we are unable to manage the challenges surrounding product development, acquisitions or the successful integration of acquisitions, it could have materially adverse effects on our business, financial condition, results of operations and cash flows.

Prescription drug importation from Canada and other countries could increase pricing pressure on certain of our products and could decrease our revenues and profit margins.

Under current U.S. law, U.S. individuals may import prescription drugs that are unavailable in the United States from Canada and other countries for their personal use under specified circumstances. Other imports, although illegal under U.S. law, also enter the country as a result of the resource constraints and enforcement priorities of the FDA and the U.S. Customs Service. In addition, in December 2003, the United States enacted the import provisions of the Medicare Prescription Drug, Improvement, and Modernization Act, which would permit pharmacists and wholesalers to import prescription drugs into the United States from Canada under specified circumstances. These additional import provisions will not take effect until the Secretary of Health and Human Services makes a required certification regarding the safety and cost savings of imported drugs and the FDA has promulgated regulations setting forth parameters for importation. These conditions have not been met to date, and the law has thus not taken effect. However, legislative proposals have been introduced to remove these conditions and implement the changes to the current import laws, or to create other changes that would allow foreign versions of our products priced at lower levels than in the United States to be imported or reimported to the United States from Canada, Europe and other countries. If these provisions take effect, the volume of prescription drug imports from Canada and elsewhere could increase significantly, and our products would face competition from lower priced imports.

Even if these provisions do not take effect and alter current law, the volume of prescription drug imports from Canada and elsewhere could increase due to a variety of factors, including the further spread of Internet pharmacies and actions by certain state and local governments to facilitate Canadian and other imports. These imports may harm our business.

We currently sell femhrt in Canada. In addition, Estrace Tablets, Dovonex and Taclonex (sold as “Dovobet” in Canada) are sold in Canada by third parties. For the year ended December 31, 2005, and the quarter ended March 31, 2006, Dovonex, Taclonex, femhrt and Estrace Tablets accounted for 17.7% and 31.1%, respectively, of our total revenues. In addition, Taclonex is expected to account for a significant portion of our revenues in 2006. Due to government price regulation in Canada, these products are generally sold in Canada for lower prices than in the United States. As a result, if these drugs are imported into the United States from Canada, we may experience reduced revenue or profit margins.

The perceived health effects of estrogen and combined estrogen-progestogen hormone therapy products may affect the acceptability and commercial success of our HT products.

Estrace Tablets, Estrace Cream, Femring and Femtrace are estrogen therapy products, and femhrt is a combined estrogen-progestogen therapy product. These HT products are used by women to alleviate symptoms associated with menopause. Recent studies have analyzed the health effects of estrogen therapy and estrogen-progestogen therapy products and the American College of Obstetricians and Gynecologists has recommended that consumers use these products in the lowest possible dose for the shortest possible duration. We believe the publicity surrounding some of these studies resulted in a significant industry-wide decrease in the number of prescriptions being written for estrogen therapy and estrogen-progestogen therapy products, including femhrt. The ultimate outcome of these studies and any resulting changes in labeling for our products may further affect the acceptability of our products by patients, the willingness of physicians to prescribe our products for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated revenue levels for these products and our overall rate of growth may be lower.

Our exercise of an option to acquire a five-year license to Barr’s Abbreviated New Drug Application (“ANDA”), which references our Ovcon 35 oral contraceptive, is the subject of suits by the Federal Trade Commission, 34 states, the District of Columbia and numerous private plaintiffs.

In March 2004, for $1.0 million, Barr granted us an option to acquire a five-year exclusive license under Barr’s ANDA for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, we exercised this option for an additional payment of $19.0 million. At the same time, we entered into a finished-product supply agreement with Barr under which Barr agreed to provide us with our requirements for finished products throughout the term of the license. Barr is our sole source of supply for this product.

On November 7, 2005, the FTC and 21 states plus the District of Columbia filed suit against Barr and us in the U.S. District Court for the District of Columbia. An additional 13 states subsequently joined the suit. The FTC suit alleges that our agreements with Barr relating to Ovcon 35 (the “Ovcon Agreements”) constitute unfair competition under Section 5 of the FTC Act and seeks an injunction to remove the Ovcon Agreements’ exclusivity provisions and other equitable relief. The suit by the state plaintiffs alleges that the Ovcon Agreements violate Section 1 of the Sherman Act and various state antitrust and consumer protection statutes. The state plaintiffs seek civil penalties, injunctive and equitable relief, and attorneys’ fees. At the scheduling conference on April 4, 2006 the Court ruled that unless plaintiffs and defendants agreed that there were no material facts at issue, no party may file a motion for summary judgment until the Court sets a briefing schedule at the conference scheduled for January 5, 2007. On May 25, 2006 the state plaintiffs filed a motion for leave to file a per se motion for summary judgment. We intend to oppose the motion.

Eight direct purchaser lawsuits have been filed against the Company and Barr in the U.S. District Court for the District of Columbia. The direct purchaser plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act. Six of the lawsuits are class actions in which the direct purchaser plaintiffs seek to certify and represent a class of plaintiffs consisting of all persons in the United States that directly purchased Ovcon 35 from us after the Ovcon Agreements were entered into. On April 14, 2006 the six direct purchaser class action plaintiffs jointly filed an amended consolidated class action complaint and dismissed their complaints in the remaining five cases. The proposed class includes retail pharmacies, distributors and wholesalers. The remaining two suits are brought on behalf of individual direct purchasers. All of the direct purchaser plaintiffs seek treble damages, injunctive relief, and costs including attorneys’ fees.

One third-party-payor class action lawsuit has been filed against the Company and Barr in the U.S. District Court for the District of Columbia. The third-party-payor plaintiffs seek to certify and represent a class of all third-party-payors in the United States who purchased, reimbursed and/or paid for Ovcon 35 after the Ovcon Agreements were entered into. The proposed class includes insurance companies and employee benefit plans. The third-party-payor plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act, the antitrust laws of twenty-three states and the District of Columbia, the consumer protection acts of all fifty states and the District of Columbia, and constitute a cause of action for unjust enrichment in unspecified jurisdictions. The third-party-payor plaintiffs seek an injunction, treble damages, the amounts by which defendants have been unjustly enriched, restitution, disgorgement, a constructive trust, and costs including attorneys’ fees.

On March 6, 2006, a personal use consumer plaintiff filed a class action lawsuit against the Company and Barr, in the U.S. District Court for the District of Columbia. The consumer plaintiff alleges that the Ovcon Agreements violate Sections 1 and 2 of the Sherman Act, the antitrust laws of eighteen states and the unjust enrichment laws of fifty states. The consumer plaintiff seeks to certify three separate classes: 1) all persons who purchased Ovcon 35 for personal use who are seeking injunctive relief, disgorgement and restitution under the Sherman Act; 2) all persons in the eighteen states referenced above who purchased Ovcon 35 for personal use; and 3) all persons who purchased Ovcon 35 for personal use. The consumer plaintiff seeks treble damages, injunctive relief, restitution, disgorgement and costs, including attorney’s fees.

We are contesting these lawsuits vigorously. It is impossible to predict with certainty the outcome of any litigation. An estimate of the range of potential loss to us, if any, relating to these proceedings is not possible at this time. If the plaintiffs in these private lawsuits are ultimately successful, we may be required to pay damages which could have an adverse impact on our financial condition, results of operations and cash flows. Also, an adverse result in the FTC and state actions could adversely affect our profits and cash flows by, for example, making it more difficult for us to obtain a supply of Ovcon or facilitating generic competition for this product. Ovcon accounted for approximately 17.5% of our total revenues in 2005 and an influx of generic competition or an inability to obtain a supply of this product would materially adversely affect the revenues generated by Ovcon, which would materially adversely affect our overall results of operations and cash flows.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

The Acquisition has resulted in significant increases in identifiable intangible assets and goodwill. Identifiable intangible assets, which include trademarks and trade names, license agreements and patents acquired in acquisitions, were $1,706.8 million at March 31, 2006, representing approximately 52.6% of our total assets. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses acquired, was $1,260.8 million at March 31, 2006, representing 38.8% of our total assets.

Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition. Under Financial Accounting Standards Board Statement No. 142, goodwill is reviewed at least annually for impairment and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Future impairment may result from, among other things, deterioration in the performance of the acquired business or product line, adverse market conditions and changes in the competitive landscape, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business or product line, and a variety of other circumstances. The amount of any impairment is recorded as a charge to the statement of operations. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would have an adverse effect on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for details.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

We have a significant amount of indebtedness. As of March 31, 2006, we had total indebtedness of $2,226.0 million.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our lease and other financial obligations and contractual commitments could have other important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, including financial and other restrictive covenants, which could result in an event of default under the agreements governing our indebtedness;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.

Any of the above listed factors could materially adversely affect our business, financial condition, results of operations and cash flows. Furthermore, our interest expense could increase if interest rates increase because debt under the senior secured credit facility entered into by certain subsidiaries of the Company, including Warner Chilcott Corporation, together with Warner Chilcott Holdings Company III, Limited and Warner Chilcott Company, Inc., bears interest at a variable rate. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

The terms of the senior secured credit facility and the indenture governing the notes restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

The senior secured credit facility and the indenture governing the notes contain, and any future indebtedness of ours or our subsidiaries would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on Warner Chilcott Corporation, Warner Chilcott Holdings Company III, Limited and the other restricted subsidiaries of Warner Chilcott Holdings Company III, Limited, including restrictions on their ability to engage in acts that may be in our or their best long-term interests. The senior secured credit facility includes financial covenants, including requirements that Warner Chilcott Holdings Company III, Limited:

•	maintain minimum interest coverage ratios; and

•	not exceed maximum total leverage ratios.

The senior secured credit facility limits the ability of Warner Chilcott Corporation, Warner Chilcott Holdings Company III, Limited and the restricted subsidiaries of Warner Chilcott Holdings Company III, Limited to make capital expenditures and requires that they use a portion of excess cash flow and proceeds of certain asset sales that are not reinvested in their business and other dispositions to repay indebtedness under the senior secured credit facility.

The senior secured credit facility also includes covenants restricting, among other things, the ability of Warner Chilcott Corporation, Warner Chilcott Holdings Company III, Limited and the restricted subsidiaries of Warner Chilcott Holdings Company III, Limited to:

•	incur liens;

•	incur or assume additional debt or guarantees or issue preferred stock;

•	pay dividends, or make redemptions and repurchases, with respect to capital stock;

•	prepay, or make redemptions and repurchases of, subordinated debt;

•	make loans and investments;

•	make capital expenditures;

•	engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates;

•	change the business conducted by us or our subsidiaries; and

•	amend the terms of subordinated debt.

The indenture relating to the notes also contains numerous covenants including, among other things, restrictions on Warner Chilcott Corporation’s, Warner Chilcott Holdings Company III, Limited’s and the restricted subsidiaries of Warner Chilcott Holdings Company III, Limited’s ability to:

•	incur or guarantee additional indebtedness or issue disqualified or preferred stock;

•	create liens;

•	pay dividends or make other equity distributions;

•	repurchase or redeem capital stock;

•	make investments or other restricted payments;

•	sell assets or consolidate or merge with or into other companies;

•	create limitations on the ability of the restricted subsidiaries to make dividends or distributions to Warner Chilcott Holdings Company III, Limited; and

•	engage in transactions with affiliates.

The operating and financial restrictions and covenants in these debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in the senior secured credit facility would result in a default under the senior secured credit facility. If any such default occurs, the lenders under the senior secured credit facility may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, or enforce their security interest, any of which would result in an event of default under the notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings.

We have not completed our evaluation of our internal controls over financial reporting with respect to compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 by no later than the end of our 2007 fiscal year. We have begun the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404.

Until our new systems are in place, it will be more difficult for us to assure compliance with Section 404 and prepare timely and accurate financial statements. If we are unable to implement these changes effectively or efficiently, our operations may suffer and we may be unable to conclude that internal controls over financial reporting are effective and to obtain an unqualified report on internal controls from our independent auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our securities, including our common stock, and adversely affect our ability to access the capital markets.

If we fail to comply with our reporting and payment obligations under the Medicaid rebate program or other governmental pricing programs, we could be subject to additional reimbursements, penalties, sanctions and fines which could have a material adverse effect on our business.

We participate in the federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. Under the Medicaid rebate program, we pay a rebate to each state Medicaid program for our products that are reimbursed by those programs. The minimum amount of the rebate for each unit of product is set by law as 15.1% of the average manufacturer price (“AMP”) of that product, or if it is greater, the difference between AMP and the best price available from us to any customer. The rebate amount also includes an inflation adjustment, if necessary.

As a manufacturer currently of single source, innovator multiple source and non-innovator multiple source products, rebate calculations vary among products and programs. The calculations are complex and, in certain respects, subject to interpretation by us, governmental or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS at the U.S. Department of Health and Human Services of our current AMP and best price for each of our products. The terms of our participation in the program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or underage in our rebate liability for past quarters, depending on the direction of the correction. In addition to retroactive rebates (and interest, if any), if we are found to have knowingly submitted false information to the government, the statute provides for civil monetary penalties in the amount of $100,000 per item of false information. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

Federal law requires that any company that participates in the Medicaid rebate program extend comparable discounts to qualified purchasers under the Public Health Services (“PHS”) pharmaceutical pricing program. The PHS pricing program extends discounts comparable to the Medicaid rebates to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor patients.

Risks Relating to the Offering

Future sales of our shares could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market or otherwise following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock. After completion of this offering, there will be approximately              million shares of our common stock outstanding. The              shares of common stock being sold in this offering (or              shares if the underwriters exercise the over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 thereunder. The Sponsors have the right, subject to certain conditions, to cause us to register              of these shares at specified times following the consummation of this offering. In addition, our bye-laws permit the issuance of up to approximately              million additional shares of common stock after this offering. Thus, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the investors who purchase our shares in this offering. See “Shares Eligible for Future Sale.”

We, our directors and executive officers and our owners have agreed with the underwriters not to sell, dispose of, or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus. However, this agreement is subject to a number of exceptions that may result in sales prior to the expiration of the 180-day period. In addition, Goldman, Sachs & Co. may consent to the release of some or all of these shares that are subject to lock-up agreements for sale prior to the expiration of the applicable lock-up agreement. Immediately after the expiration of the 180-day lock-up period, these shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements, or may be registered for sale pursuant to the registration rights described above.

In addition, prior to the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register up to              shares of our common stock for issuance under our 2005 Equity Incentive Plan. As awards under this plan are granted, vest and are exercised, the shares issued on exercise generally will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates. Upon completion of this offering, options to purchase              shares of our common stock will be outstanding (of which options to acquire              shares of common stock will be vested upon completion of this offering).

The market price of our common stock may be volatile, which could cause the value of your investment to decline significantly.

Securities markets worldwide experience significant price and volume fluctuations in response to general economic and market conditions and their effect on various industries. This market volatility could cause the price of our common stock to decline significantly and without regard to our operating performance. In addition, the market price of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of public market analysts and investors.

Some specific factors that may have a significant effect on our common stock market price include:

•	actual or expected fluctuations in our operating results;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	conditions in our industry generally;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our inability to raise additional capital;

•	changes in market prices for our products; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

Furthermore, prior to this offering, there has been no public market for our common stock. Although we intend to apply to have our common stock approved for quotation on the Nasdaq National Market, an active public market for our common stock may not develop. The price of our common stock in this offering will be determined through negotiations between us and the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.

Provisions of our bye-laws could delay or prevent a takeover of us by a third party.

Our bye-laws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the price of our common stock. For example, our bye-laws:

•	permit our board of directors to issue one or more series of preferred stock with rights and preferences designated by our board;

•	impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings;

•	stagger the terms of our board of directors into three classes;

•	limit the ability of stockholders to remove directors;

•	prohibit stockholders from filling vacancies on our board of directors for so long as a quorum of directors exists;

•	require the approval of at least two-thirds of the voting power of the shares of our capital stock entitled to vote generally in the election of directors for stockholders to amend or repeal our bye-laws; and

•	require the approval of not less than two-thirds of the voting power of the shares of our capital stock entitled to vote generally in the election of directors to amend any provision of our bye-laws described in the third through sixth bullet points above or the supermajority provision described in this bullet point.

These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over the market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board. See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us.

Because our Sponsors control us and will, if they act collectively, continue to control us after this offering, the influence of our public shareholders over significant corporate actions may be limited, and conflicts of interest between our Sponsors and us or you could arise in the future.

After the consummation of this offering, our Sponsors will collectively beneficially own approximately         % of our outstanding common stock and will collectively own approximately         % of our outstanding common stock if the underwriters’ over-allotment option is exercised in full. As a result, if our Sponsors act collectively, they could exercise control over the composition of our board of directors and could control the vote of our common stock. If this were to occur, our Sponsors could have effective control over our decisions to enter into any corporate transaction and could have the ability to prevent any transaction that requires the approval of equityholders regardless of whether or not other equityholders or noteholders believe that any such transactions are in their own best interests. For example, if our Sponsors act collectively, they effectively could cause us to make acquisitions that increase our indebtedness or sell revenue-generating assets. Additionally, our Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our Sponsors continue to own a significant amount of our equity, even if such amount is less than 50%, and they exercise their shareholder rights collectively, they would continue to be able to significantly influence or effectively control our decisions.

If you purchase shares in this offering, you will experience immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors who purchase shares of our common stock in this offering will suffer immediate dilution of $             per share in the net tangible book value per share based on an assumed initial public offering price of $             per share (the mid-point of the range on the cover page of this prospectus). A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the amount of dilution by $             per share. See “Dilution.”

We will incur increased costs as a result of being a public company, which may divert management attention from our business and adversely affect our financial results.

As a public company, we will be subject to a number of additional requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the listing standards of the Nasdaq National Market. These requirements might place a strain on our systems and resources. The Securities Exchange Act of 1934 requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and operating results. Furthermore, we might not be able to retain our independent directors or attract new independent directors for our committees.

We are incorporated in Bermuda, and Bermuda law differs from the laws in effect in the United States and may afford less protection to stockholders.

Our stockholders may have more difficulty protecting their interests than would stockholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda (the “Companies Act”). The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and stockholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, stockholder lawsuits and indemnification of directors. See “Description of Capital Stock.”

Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Stockholders of Bermuda companies generally do not have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his or her duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his or her conduct and the loss suffered.

In addition, our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We are a Bermuda company and it may be difficult for you to enforce judgments against us.

We are incorporated in Bermuda and a substantial portion of our assets are or may be located in jurisdictions outside the United States. It may therefore be difficult for investors to effect service of process against us or to enforce against us judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws.

There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

In addition to and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, will not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements, including, without limitation, statements concerning the conditions in our industry, expected cost savings, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and growth strategy and product development efforts. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements and information. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. These risks and uncertainties include, without limitation, those identified under “Risk Factors” and elsewhere in this prospectus.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by our forward-looking statements:

•	competitive factors in the industry in which we operate;

•	our ability to protect our intellectual property;

•	a delay in qualifying our manufacturing facility to produce our products or production or regulatory problems with either third party manufacturers upon whom we may rely for some of our products or our own manufacturing facility;

•	pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems, the continued consolidation of the distribution network through which we sell our products, including wholesale drug distributors and the growth of large retail drug store chains;

•	government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals;

•	the loss of key senior management or scientific staff;

•	an increase in litigation, including product liability claims and patent litigation;

•	our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing and marketing new products, obtain regulatory approval and customer acceptance of those products, and continued customer acceptance of our existing products;

•	our ability to successfully complete the implementation of a company-wide enterprise resource planning system without disrupting our business;

•	our substantial indebtedness; and

•	the other factors that are described under “Risk Factors.”

We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

Our net proceeds from the sale of common stock in this offering will be approximately $            , assuming an initial public offering price of $            , the mid-point of the range shown on the cover page of this prospectus. If the underwriters fully exercise their over-allotment option, our net proceeds from the offering at the assumed price will be approximately $            . Net proceeds are what we expect to receive after paying the underwriters’ discounts and commissions and other expenses of the offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering.

We intend to use the proceeds from the offering to repurchase the preferred stock issued by Warner Chilcott Holdings Company II, Limited, to repay a portion of our outstanding indebtedness, to pay for fees and expenses relating to the offering and for general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the mid-point of the range on the cover page of this prospectus) would increase (decrease) the estimated net proceeds to us by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never paid cash dividends on our common stock and we intend to retain our future earnings, if any, to fund the growth of our business. We therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future decisions concerning the payment of dividends on our common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as any other factors that the board of directors, in its sole discretion, may consider relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006

•	on an actual basis; and

•	on an as adjusted basis to reflect (i) the conversion of all outstanding shares of Class L common stock into common stock and (ii) the sale by us of shares of common stock pursuant to this offering based on an assumed initial public offering price of $ per share (the midpoint of the range on the cover page of this prospectus) and the application of the estimated net proceeds therefrom as described under “Use of Proceeds.”

This table should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	March 31, 2006
	Actual	As Adjusted
(in millions), except share and per share data
Cash and cash equivalents	$20.8	$

Long-term indebtedness:
Senior secured revolving credit facility drawdowns(1)	$0.0
Secured term loan(2)	1,626.0
Senior subordinated notes	600.0

Total long-term indebtedness	2,226.0

Preferred Stock in subsidiary(3), $0.01 par value per share, 600,000 shares authorized, 404,439 issued and outstanding	444.7

Shareholders’ equity:
Class A common shares, $0.01 par value per share, 117,380,000 shares authorized, 93,287,355 shares issued and outstanding, actual; issued and outstanding, as adjusted	0.9
Class L common shares, $0.01 par value per share, 12,820,000 shares authorized, 10,671,502 shares issued and outstanding; 0 issued and outstanding, as adjusted	0.1
Additional paid-in capital	884.3
Accumulated deficit	(583.9)
Accumulated other comprehensive income	6.5

Total shareholders’ equity	307.9

Total capitalization	$2,978.6	$

(1)	Our senior secured credit facility includes a revolving credit facility providing for loans of up to $150.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Senior secured credit facility” and Note 9 of the Notes to the Condensed Consolidated Financial Statements for the quarter ended March 31, 2006.
(2)	Our senior secured credit facility provides for term loans in an aggregate principal amount of $1,640.0 million, including a senior secured term loan in the amount of up to $1,400.0 million, all of which was drawn immediately prior to closing the Acquisition, and a delayed-draw senior secured term loan in the amount of up to $240.0 million, which was drawn in early 2006 for the purpose of acquiring the exclusive U.S. sales and marketing rights to Dovonex and making a $40.0 million milestone payment to LEO Pharma following FDA approval of Taclonex. Our senior secured credit facility also provides for an uncommitted incremental term loan facility in an aggregate principal amount of up to $250.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Senior secured credit facility” and Note 9 of the Notes to the Condensed Consolidated Financial Statements for the quarter ended March 31, 2006.

(3)	Warner Chilcott Holdings Company II, Limited issued 404,439 shares of preferred stock in connection with the Transactions. We intend to use a portion of the net proceeds from this offering to repurchase all of the outstanding preferred stock of Warner Chilcott Holdings Company II, Limited.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the mid-point of the range on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

DILUTION

The net tangible book value of our company as of March 31, 2006 was negative $2,214.9 million or $             per share of Class A common stock. Net tangible book value per share is determined by dividing the tangible net worth of our company, total book value of tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. After giving effect to the sale by us of the              shares of common stock in this offering, at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds as described in “Use of Proceeds,” our pro forma net tangible book value at March 31, 2006 would have been $             million or $             per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $             per share and an immediate dilution to new investors of $             per share. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Net tangible book value deficit per share as of March 31, 2006	$
Increase in net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after offering and related conversion of the Class L common shares to Class A common shares

Dilution per share to new investors		$

Dilution is determined by subtracting net tangible book value per share after the offering from the initial public offering price per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our pro forma net tangible book value per share after this offering by $        , and would increase (decrease) the dilution to new investors by $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The following table sets forth, on a pro forma basis, as of March 31, 2006, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%
New investors

Total		100%			$100%

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to                      or approximately         %, and will increase the number of shares to be purchased by new investors to              or approximately         %, of the total shares of common stock outstanding after the offering.

The foregoing tables give effect to the conversion of all outstanding shares of Class L common stock into Class A common shares and assume no exercise of the underwriters’ over-allotment option and no exercise of stock options to purchase              shares of common stock outstanding as of March 31, 2006.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

Dovonex Acquisition

On January 1, 2006 we acquired the U.S. sales and marketing rights to the Dovonex branded prescription pharmaceutical products in the United States. We purchased the rights to the Dovonex products and inventory on hand at December 31, 2005 from Bristol-Myers for $205.2 million plus a royalty on Dovonex net sales through 2007. The total purchase price was allocated based on fair values of inventory ($6.7 million) and intangible assets ($198.5 million), which have a useful life of 15 years. We funded the acquisition by borrowing $200.0 million under our delayed-draw term loan facility put in place specifically for this purpose. The transaction did not include the purchase of any facilities or tangible assets other than inventory and we did not assume any employees or other liabilities. We also entered into an agreement with LEO Pharma under which LEO Pharma will supply us with our future requirements for Dovonex products. The following unaudited pro forma consolidated statement of operations has been derived by the application of pro forma adjustments to our historical consolidated financial statements to give effect to our acquisition of the Dovonex product line. A pro forma balance sheet is not required due to the fact that the Dovonex transaction is included in our most recent balance sheet as of March 31, 2006.

As discussed in notes 1 and 2 to the above referenced audited special purpose financial statements, Bristol-Myers did not account for the Dovonex product line as a separate entity and, accordingly, it is not possible for us to present full financial statements for the Dovonex product line. Instead, the audited special purpose financial statements reflect the revenues and related costs of sale and other selling, general and administrative, distribution, marketing and research and development costs directly associated with producing the revenues reflected in those statements. The audited special purpose financial statements, and the unaudited pro forma consolidated statement of operations that we have prepared on the basis of those special purpose statements, do not, however, reflect other costs that are not directly related to the Dovonex product line such as corporate overhead or interest charges. Such costs may have been significant historically and could be significant in the future. Accordingly, as noted below, the unaudited pro forma consolidated statement of operations may not be indicative of our future operating results and we encourage you not to place undue reliance on them.

The Offering

Pro forma adjustments for this offering reflect (i) the issuance of              shares of Class A common stock in order to generate sufficient proceeds to repay a portion of our existing indebtedness and retire the preferred stock of our subsidiary, (ii) the retirement of preferred stock in our subsidiary for $             and (iii) the use of $             million of our net proceeds from this offering to repay a portion of our existing indebtedness.

Pro forma adjustments for this offering exclude              shares currently held by existing shareholders, which will be sold as part of this offering and certain one-time, nonrecurring expenses totaling $            .

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 gives effect to each of the Dovonex transaction and this offering and the use of proceeds therefrom as if they had occurred on January 1, 2005. The unaudited pro forma consolidated statement of operations for the quarter ended March 31, 2006 gives effect to this offering and the use of proceeds therefrom as if it occurred on January 1, 2006. The pro forma adjustments described in the accompanying notes have been made based on available information and, in the opinion of management, are reasonable. The pro forma consolidated statements of operations should not be considered indicative of actual results that would have been achieved had the acquisition of the Dovonex product line or this offering occurred on the date indicated and does not purport to indicate the results of operations for any future period. We cannot assure you that the assumptions used in the preparation of the pro forma consolidated statements of operations will prove to be correct.

The unaudited pro forma consolidated statements of operations should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and related notes thereto and the audited special purpose financial statements of net sales and certain costs and expenses for the Dovonex product line of Bristol-Myers included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2005

(dollar amounts in thousands)

	As reported
	Warner Chilcott	Dovonex(1)	Dovonex Adjustments		Pro forma	Offering Adjustments(8)	Pro forma As Adjusted
Revenue	$515,253	$131,718	$(20,924	)(2)	$626,047
Costs, Expenses and Other:
Cost of sales	95,224	38,757	11,296	(3)	145,277
Selling, general and administrative	162,670	18,153	(20,599	)(4)	160,224
Impairments of intangible assets	38,876				38,876
Research and development	58,636				58,636
Amortization of intangible assets	233,473		13,236	(5)	246,709
Acquired in-process R&D	280,700				280,700
Transaction costs	35,975				35,975
Interest income	(1,459)				(1,459)
Interest expense	149,393		8,252	(6)	157,645
Accretion on preferred stock in subsidiary	31,533	—	—		31,533

(Loss) / Income Before Taxes	(569,768)	74,808	(33,109)		(528,069)
(Benefit) / provision for income taxes	(13,122)		834	(7)	(12,288)

Net (Loss) / Income	$(556,646)	$74,808	$(33,943)		$(515,781)

Pro forma earnings per share:
Basic EPS
Diluted EPS

See Notes to Unaudited Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Statement of Operations

For the Quarter Ended March 31, 2006

(dollar amounts in thousands)

	As Reported Warner Chilcott	Offering Adjustments(9)	Proforma As Adjusted
Revenue	$166,461
Costs, Expenses and Other:
Cost of sales	31,807
Selling, general and administrative	38,286
Research and development	9,571
Amortization of intangible assets	58,826
Interest income	(404)
Interest expense	45,496
Accretion on preferred stock in subsidiary	8,701

(Loss) / Income Before Taxes	(25,822)
(Benefit) / provision for income taxes	1,434

Net (Loss) / Income	$(27,256)

Pro forma earnings per share:
Basic EPS
Diluted EPS

See Notes to Unaudited Pro Forma Consolidated Financial Statements

Notes to Pro Forma Consolidated Financial Statements

(dollar amounts in thousands)

(1) The audited, special purpose statements of net sales and certain costs and expenses for the Dovonex product line prepared by Bristol-Myers represent the best historical financial information reasonably available to us. The special purpose statements, which were prepared in accordance with generally accepted accounting principles in the United States, show the net revenues from Dovonex for the relevant periods, the expenses directly attributable to the Dovonex product line and allocations of certain selling expenses deemed reasonable by Bristol-Myers’ management. Bristol-Myers did not account for the Dovonex product line as a separate entity and full financial statements for the Dovonex product line were not prepared by Bristol-Myers as the separate and distinct accounts necessary to present full financial statements for the Dovonex product line were not maintained by Bristol-Myers.

(2) The Dovonex pro forma adjustment to revenue reflects the elimination of the $20,924 of revenue earned and recorded by us in the year ended December 31, 2005 under the Dovonex co-promotion agreement.

(3) The Dovonex pro forma adjustment to cost of sales reflects the incremental expense that we would have incurred under the supply agreement that we entered into with LEO Pharma and the royalties on Dovonex net sales payable to Bristol-Myers. Under the supply agreement with LEO Pharma and the royalty payable to Bristol-Myers, our pro forma cost of sales associated with $131,718 of pro forma Dovonex net sales would have been $11,296 more than the $38,757 reported by Bristol-Myers for the year ended December 31, 2005.

(4) The Dovonex pro forma adjustment to selling, general and administrative expenses is comprised of two items: (i) the elimination of $20,924 of selling, general and administrative expense related to the Dovonex co-promotion agreement in the year ended December 31, 2005 recorded by Bristol-Myers, and (ii) the addition of $325 of expense representing an estimate of the additional distribution costs that we would have incurred in the year ended December 31, 2005. During the year ended December 31, 2005 we promoted the Dovonex product line on behalf of Bristol-Myers under the co-promotion agreement. The selling, general and administrative and marketing expenses directly associated with generating the net sales of Dovonex recorded by Bristol-Myers in the year ended December 31, 2005 were incurred by us and are included in our actual results of operations for the year.

(5) The Dovonex pro forma adjustment to amortization expense represents the additional amortization that we would have recognized in the year ended December 31, 2005 if the acquisition of Dovonex had taken place on January 1, 2005. The fair value assigned to the intangible assets ($198,536) is amortized over a fifteen-year useful life on a straight-line basis.

(6) The Dovonex pro forma adjustment to interest expense represents the additional interest that we would have incurred if we had borrowed $205,176 on January 1, 2005 to fund the $198,536 paid to Bristol-Myers to acquire the U.S sales and marketing rights to the Dovonex product line and to fund the purchase of Bristol-Myers’ inventory of Dovonex products as of January 1, 2005 for $6,640, with the increase in interest expense offset in part by the elimination of $2,651 representing the 1 3/8% commitment fee on our $200,000 delayed-draw term loan facility included in our actual interest expense in the year ended December 31, 2005. It is assumed that $200,000 would have been borrowed under the delayed-draw term loan facility with interest at a rate of LIBOR + 2.75% and the remaining $5,176 would have been borrowed under the revolving credit facility with interest at a rate of LIBOR + 2.50%. LIBOR as of the first business day of 2005 was 2.57%. Based on the borrowings above, a  1/8% change in interest rates would impact net income by approximately $251 for the year ended December 31, 2005.

(7) The tax impact on the Dovonex pro forma adjustments has been calculated at the applicable statutory tax rate (2.0%) for the year ended December 31, 2005.

(8) Pro forma offering adjustments for the year ended December 31, 2005 are as follows:

•	the issuance of shares of Class A common stock in order to generate sufficient proceeds to repay a portion of our existing indebtedness and retire the preferred stock of our subsidiary;

•	the retirement of all of the preferred stock in our subsidiary;

•	the repayment of $ of our existing indebtedness;

•	the income tax effect of these transactions at the applicable statutory rate.

The pro forma adjustments exclude (1)              shares currently held by existing shareholders, which will be sold as part of this offering and (2) certain one-time, nonrecurring expenses totaling $            .

(9) Pro forma offering adjustments for the quarter ended March 31, 2006 are as follows:

•	the issuance of shares of Class A common stock in order to generate sufficient proceeds to repay a portion of our existing indebtedness and retire the preferred stock of our subsidiary;

•	the retirement of all of the preferred stock in our subsidiary;

•	the repayment of $ of our existing indebtedness;

•	the income tax effect of these transactions at the applicable statutory rate.

The pro forma adjustments exclude (1)              shares currently held by existing shareholders, which will be sold as part of this offering and (2) certain one-time, nonrecurring expenses totaling $            .

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial and other data. Except for the data relating to the year ended December 31, 2005 and the quarters ended March 31, 2005 and 2006, all data below reflects the consolidated financial and other data of the Predecessor. The year ended December 31, 2005 and the quarter ended March 31, 2005 are our first fiscal year and fiscal quarter, respectively, following the Acquisition. The financial statements relating to this period reflect the Acquisition as if the closing took place on January 1, 2005 and the operating results for the period January 1 through January 4, 2005 were ours. The period included only two business days and the impact on the results of operations during the period was not material. Our fiscal year ends on December 31 versus the Predecessor’s year-end of September 30.

The selected consolidated financial data as of and for the year ended December 31, 2005, as of and for the quarter ended December 31, 2004 and for the years ended September 30, 2003 and September 30, 2004 presented in this table have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data as of September 30, 2001, 2002, 2003 and 2004 and for the fiscal years ended September 30, 2001 and 2002 presented in this table are derived from our audited consolidated financial statements and related notes which are not included in this prospectus. The selected consolidated financial data as of December 31, 2003 and for the quarter ended December 31, 2003 presented in this table have been derived from our unaudited consolidated financial statements and related notes for such period which are not included in this prospectus. The selected consolidated financial data as of and for the quarters ended March 31, 2005 and 2006 presented in this table have been derived from our unaudited consolidated financial statements and related notes for such periods included elsewhere in this prospectus.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Fiscal Year Ended September 30,				Transition Period Quarter Ended December 31,		Fiscal Year Ended December 31,	Three Months Ended March 31,
	Predecessor				Predecessor	Predecessor	Successor
	2001	2002	2003	2004	2003	2004	2005	2005	2006(1)
					(Unaudited)	(Restated)		(Unaudited)
(dollars and share amounts in thousands, except per share amounts)
Statement of Operations Data:
Total revenue(2)(3)	$117,323	$172,231	$365,164	$490,248	$124,789	$136,893	$515,253	$133,742	$166,461
Costs and expenses:
Cost of sales(a)(4)	18,417	19,366	42,042	53,488	11,408	34,529	95,224	41,531	31,807
Selling, general and administrative(4)	42,909	47,174	124,786	146,205	37,745	41,463	162,670	46,640	38,286
Impairment of intangible assets	—	—	—	—	—	—	38,876	—	—
Research and development	8,808	16,000	24,874	26,558	6,692	4,608	58,636	4,943	9,571
Amortization of intangible assets(4)	24,474	18,252	38,106	52,374	13,185	21,636	233,473	61,300	58,826
Acquired in-process research and development(4)	—	—	—	—	—	—	280,700	280,700	—
Transaction costs(4)	—	—	—	—	—	50,973	35,975	35,975	—
Net interest expense(4)	16,788	18,916	7,686	9,256	3,152	1,214	147,934	28,648	45,092
Accretion on preferred stock of subsidiary(5)	—	—	—	—	—	—	31,533	6,445	8,701

Income (loss) before taxes	5,927	52,523	127,670	202,367	52,607	(17,530)	(569,768)	(372,440)	(25,822)
Provision (benefit) for income taxes	2,897	18,858	41,380	59,390	12,312	11,558 (b)	(13,122)	(4,356)	1,434

Income (loss) from continuing operations	3,030	33,665	86,290	142,977	40,295	(29,088)	(556,646)	(368,084)	(27,256)

Discontinued operations, net of tax(6)	13,396	111,511	9,865	8,711	2,405	—	—

Net income (loss)	$16,426	$145,176	$96,155	$151,688	$42,700	$(29,088)	$(556,646)	$(368,084)	$(27,256)

Per Share Data(7):
Earnings (loss) per share—basic
Class A	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	$(7.19)	$(4.37)	$(0.55)
Class L	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	$7.35	$1.50	$2.05
Earnings (loss) per share—diluted
Class A	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	$(7.19)	$(4.37)	$(0.55)
Class L	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	$7.34	$1.49	$2.05
Weighted average shares outstanding—basic
Class A	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	88,311	87,968	89,269
Class L	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	10,642	10,624	10,671
Weighted average shares outstanding—diluted
Class A	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	88,311	87,968	89,269
Class L	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	10,668	10,658	10,672
Balance Sheet Data (at period end):
Cash and cash equivalents	$281,354	$315,571	$88,571	$186,251	$167,500	$229,565	$11,502	$53,163	$20,809
Total assets(4)(8)(9)	1,150,039	1,072,231	1,456,419	1,419,295	1,614,403	1,454,243	3,018,215	3,228,966	3,246,964
Total long-term debt(4)(9)(10)	238,715	49,158	341,078	191,701	341,582	192,199	1,989,500	2,020,000	2,226,000
Preferred stock in subsidiary(5)	—	—	—	—	—	—	435,925	409,288	444,689
Shareholders’ equity(4)(8)	738,183	909,007	997,125	1,126,640	1,051,701	1,104,087	332,510	511,477	307,945

(a)	Excludes amortization of intangible assets.
(b)	Restated. See Note 2 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2005 included elsewhere in this prospectus for a description.
(1)	In the quarter ended March 31, 2006 we completed the acquisition of the U.S. sales and marketing rights to Dovonex for $205.2 million and paid the final milestone payment for Taclonex of $40.0 million. We borrowed $240.0 million in connection with these transactions and recorded $238.5 million in intangible assets. Revenues included in the quarter ended March 31, 2006 were $33.8 million for Dovonex.
(2)	The increase in product revenues from fiscal year 2002 to fiscal year 2003 and from fiscal year 2003 to fiscal year 2004 was in part attributable to product acquisitions.
(3)	We sold the U.S. and Canadian rights to our then-marketed Loestrin products to Duramed in March 2004. Following this sale, we continued to earn revenue from supplying Loestrin to Duramed under a supply agreement. Our total revenue for fiscal years 2004 and 2003, excluding revenue attributable to Loestrin product sales, was $464.0 million and $326.6 million, respectively.
(4)	Completing the Acquisition affected our financial condition, results of operations and cash flows in the following ways:
a.	In the quarter ended December 31, 2004 we incurred $51.0 million of transaction costs and $3.7 million of incremental selling, general and administrative costs directly related to the closing of the Acquisition; and
b.	During the quarter ended March 31, 2005 we completed the Acquisition for total consideration of $3,152.1 million, which was funded by approximately $1,283 million of equity contributions, $1,420.0 million of senior secured debt, $600.0 million of 8 3/4% senior subordinated notes due 2015 and cash on hand. We recorded adjustments to the fair value of our assets and liabilities as of the date of the Acquisition. In the year ended December 31, 2005 the following items were included in our operating results:

•	a charge of $22.4 million in cost of sales representing the write-off of the purchase price allocated to the fair value of our opening inventory,

•	$7.8 million of incremental selling, general and administrative costs directly related to the closing of the Acquisition,

•	a $4.9 million charge in selling, general and administrative expenses for the management fee to the Sponsors,

•	increased amortization expense resulting from the write-up of our identified intangible assets,

•	a $280.7 million write-off of acquired in-process research and development,

•	$36.0 million of transaction costs, and

•	increased interest expense from the indebtedness we incurred to complete the Acquisition.

(5)	Our wholly-owned subsidiary, Warner Chilcott Holdings Company II, Limited, issued 404,439 shares of preferred stock in connection with the Transactions. The preferred shares are entitled to cumulative preferential dividends at an accretion rate of 8% per annum, compounded quarterly. We intend to use a portion of the net proceeds from this offering to repurchase all of the outstanding preferred stock of Warner Chilcott Holdings Company II, Limited.
(6)	Discontinued operations represented our pharmaceutical services businesses, which were Interactive Clinical Technologies, Inc. (sold in August 2002), our Clinical Trial Services business (sold in May 2002) and our Chemical Synthesis Services business (sold in December 2001). In addition, in December 2003, we sold our Pharmaceutical Development and Manufacturing Services business, in April 2004 we sold our U.K. Pharmaceutical Sales and Marketing business and in May 2004 we sold our U.K.-based sterile solutions business. We received $343.0 million of proceeds net of costs for the sale of these businesses. The high level of discontinued operations in 2002 is due to the gain on disposal of our above mentioned pharmaceutical services business of $101.1 million net of taxes of $3.9 million. No business was divested in fiscal year 2003. The discontinued operations for fiscal year 2004 included a gain on disposal of $5.4 million, net of a tax charge of $11.8 million on the sale of our Pharmaceutical Development and Manufacturing Services business, our U.K. Pharmaceutical Sales and Marketing business and our U.K.-based sterile solutions business.
(7)	The Company purchased all outstanding shares of the Predecessor as part of the Acquisition, making the Predecessor’s earnings per share not comparable to the Successor’s earnings per share. The Successor is in a net loss position for all 2005 and 2006 periods presented. The effect from the exercise of outstanding stock options and the vesting of restricted shares during the periods would have been anti-dilutive. Accordingly, the shares issuable upon exercise of such stock options and the restricted shares have not been included in the calculation of diluted earnings per share. Any dilutive shares will have an anti-dilutive effect.
(8)	Reflects the issuance of 26.5 million ordinary shares (6.6 million ADS equivalents) in relation to our July 2001 equity offering raising proceeds of approximately $268.0 million net of fees. In 2002, we repurchased 2 million ordinary shares (0.5 million ADS equivalents). In 2004, we repurchased 2.8 million ordinary shares (0.7 million ADS equivalents).
(9)	Reflects the acquisition of products for approximately $650.0 million in 2003, financed with cash on hand and $350.0 million in long-term debt.
(10)	Reflects the repayment of a total of $249.3 million in long-term debt in 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis in conjunction with the consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this prospectus. In addition, the following discussion and analysis does not include the results from our discontinued operations, unless otherwise indicated. This discussion and analysis contains forward-looking statements. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Unless otherwise noted or the context otherwise requires, references in this prospectus to “Warner Chilcott,” “the Company,” “our company,” “we,” “us” or “our” for periods after the Acquisition Date refer to the Successor and for periods prior to the Acquisition Date refer to the historical operations of the Predecessor. All references in this discussion and analysis to “fiscal year” are to the twelve months ended September 30 of the year referenced, except for “fiscal year 2005,” which refers to the twelve months ended December 31, 2005.

Overview

We are a leading specialty pharmaceutical company focused on marketing, selling, developing and manufacturing branded prescription pharmaceutical products in women’s healthcare and dermatology in the United States. We have established strong franchises in these two areas through our precision marketing techniques and specialty sales forces of approximately 400 representatives. Our franchises are comprised of complementary portfolios of established branded and development-stage products, including two recently launched products. Our women’s healthcare franchise is anchored by our strong presence in the hormonal contraceptive and hormone therapy categories and our dermatology franchise is built on our established positions in the markets for psoriasis and acne therapies.

The Acquisition and Related Financing

We began commercial operations on January 5, 2005 when we acquired the Predecessor. The financial statements included in this prospectus and this discussion and analysis reflect the Acquisition as if the closing took place on January 1, 2005 and the operating results for the period January 1 through January 4, 2005 were those of the Successor. The period included only two business days and the impact on the results of operations during the period was not material. The consolidated financial statements presented for periods ended on or before December 31, 2004 include the accounts of the Predecessor and all of its wholly-owned subsidiaries.

On October 27, 2004, a company now controlled by the Sponsors reached an agreement on the terms of a recommended acquisition of Warner Chilcott PLC. The Acquisition became effective on January 5, 2005 and thereafter, following a series of transactions, we acquired 100% of the share capital of Warner Chilcott PLC.

To complete the Acquisition, the Sponsors, certain of their limited partners and certain members of our management, funded equity contributions of approximately $1,283 million. The contributions were made in respect of approximately $880 million of Class A and Class L common shares issued by us and $403 million of preferred shares issued by the Company’s wholly-owned subsidiary Warner Chilcott Holdings Company II, Limited. On January 18, 2005, certain of the Company’s subsidiaries borrowed an aggregate $2,020.0 million consisting of an initial drawdown of $1,420.0 million under a $1,790.0 million senior secured credit facility and $600.0 million of 8 3/4% senior subordinated notes due 2015.

The proceeds from the acquisition financings together with cash on hand at Warner Chilcott PLC were used: to pay the selling stockholders $3,014.4 million, to retire all of the Predecessor’s outstanding share options for $70.4 million, to pay $67.3 million of transaction expenses, to pay debt issuance costs of $82.7 million and to retire all of the Predecessor’s previously outstanding funded indebtedness totaling $195.0 million. The balance of the proceeds were used to fund $36.0 million of transaction costs incurred by the Company and expensed in the quarter ended March 31, 2005 and the remainder was held as cash for working capital purposes.

The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.” The total purchase price, including direct costs of acquisition, of approximately $3,152.1 million was allocated to the acquired assets and liabilities based on their estimated fair values at the Acquisition Date. These allocations were determined by management taking into consideration valuation reports prepared for us by an independent third party appraisal firm. The excess of the purchase price over the underlying assets acquired and liabilities assumed was allocated to goodwill, which is not deductible for tax purposes.

Factors Affecting Our Results

Revenue

We generate two types of revenue: revenue from product sales (including contract manufacturing) and co-promotion revenue.

Net Sales

We promote a portfolio of branded prescription pharmaceutical products primarily in the women’s health and dermatology segments of the U.S. pharmaceutical market. To generate demand for our products, our sales representatives make face-to-face promotional and educational presentations to physicians who are potential prescribers of our products to their patients. By informing these physicians of the attributes of our products, we generate demand for our products with physicians, who then write prescriptions for our products for their patients, who in turn go to the pharmacy where the prescription is filled. Pharmacies buy our products either directly from us (for example, major retail drug store chains) or through wholesaler pharmaceutical distributors. We sell our products through wholesalers and distributors, and directly to certain national retail drug and grocery store chains and selected mass merchants and recognize revenue when title passes to our customers, generally free on board (“FOB”), destination.

When our unit sales to customers in any period exceed consumer demand (as measured by filled prescriptions in units), our sales in excess of demand must be absorbed before our customers begin to order again. We refer to the amount of inventory held by our customers, generally measured in the number of days demand on hand, as “pipeline inventory”. Pipeline inventories expand and contract in the normal course of business. When comparing reported product sales between periods, it is important to consider whether estimated pipeline inventories increased or decreased during each period.

We generate our revenue primarily from the sale of branded pharmaceutical products in the U.S. market, including our oral contraceptives (Ovcon, Estrostep and Loestrin 24 Fe), our hormone therapy products (femhrt, Estrace Tablets, Femtrace, Estrace Cream and Femring), our oral antibiotic for the treatment of acne (Doryx), our psoriasis products (Dovonex and Taclonex) and our treatment for premenstrual dysphoric disorder (Sarafem). Our revenue from sales of these products consists primarily of sales invoiced less returns and other deductions.

Included in net sales are amounts earned under contract manufacturing agreements. These activities are by-products of our May 2004 acquisition of the Fajardo, Puerto Rico manufacturing facility from a subsidiary of Pfizer, Inc. (“Pfizer”) and the March 2004 sale of rights to two Loestrin products to a unit of Barr. Under these agreements, we agreed to manufacture certain products for Pfizer and Barr for specified periods. Contract manufacturing is not an area of strategic focus for us and these contracts produce profit margins significantly below the margins realized on sales of distributed products. We expect to phase out the manufacturing of most of the Pfizer products over the next year as we transfer the manufacture of more of our own products to the Fajardo facility.

Changes in revenue from sales of our branded pharmaceutical products from period to period are affected by the following factors:

•	changes in the level of competition faced by our products, including the launch of new products by competitors and the introduction of generic equivalents after the expiration of patents associated with our products;

•	changes in the level of promotional or marketing support for our products and the size of our sales forces;

•	expansion or contraction of the levels of pipeline inventories of our products held by our customers;

•	our ability to successfully develop and launch products that are proprietary product improvements and new products, including products we acquire from third parties;

•	changes in the level of demand for our products, such as the decreases in demand experienced by our oral HT products following the announcement of the early termination of the E&P Arm of the WHI Study; and

•	long-term growth of our core therapeutic categories of women’s healthcare and dermatology.

Other Revenue

During the year ended December 31, 2005 and the fiscal years ended September 30, 2004 and 2003, we generated revenue from a co-promotion agreement with Bristol-Myers for Dovonex. Under this agreement, we earned revenue based on Bristol-Myers’ net sales of the product. Bristol-Myers has informed us that Dovonex generated net sales and gross profits in the U.S. market of approximately $132 million and $93 million, respectively, for Bristol-Myers during 2005. Under the co-promotion agreement, we did not recognize cost of goods sold and the selling and marketing expenses related to co-promotion revenue are included in our selling, general and administrative expenses. Our co-promotion revenue under this contract increased in 2005 in comparison with 2004, and was replaced by Dovonex sales beginning in 2006 as we acquired the exclusive U.S. sales and marketing rights to Dovonex on January 1, 2006.

Cost of Sales (excluding amortization)

We currently contract with third parties to manufacture many of our products, although we expect to become less dependent on third parties as we take steps to transfer manufacturing of our oral dose products to our owned facility in Fajardo, Puerto Rico. Our supply agreements with these third party manufacturers may include minimum purchase requirements and may provide that the price we pay for the products we sell can be increased based on inflation, increased fixed costs or other factors.

For products that we manufacture (as of March 31, 2006, Estrostep, Femring and Loestrin 24) and package (as of March 31, 2006, Ovcon, Doryx, femhrt and Dovonex and Taclonex samples), our direct material costs include the costs of purchasing raw materials and packaging materials. Direct labor costs for these products consist of payroll costs (including benefits) of employees engaged in production, packaging and quality control in our manufacturing plants at Fajardo, Puerto Rico and Larne, Northern Ireland. The largely fixed indirect costs at our manufacturing plants consist of production, overhead and laboratory costs.

Due to the fact that many of our products are manufactured by third parties, the main factors that influence the cost of sales as a percentage of revenue are the terms of our supply agreements. As of September 14, 2005 and January 1, 2006, we became the exclusive licensee of the U.S. sales and marketing rights to Taclonex and Dovonex, respectively, under agreements entered into with LEO Pharma. We are obligated to pay LEO Pharma specified supply fees and royalties as a percentage of net sales (as calculated under the terms of the agreements). In addition, with respect to Dovonex, we are obligated to pay Bristol-Myers a royalty of 5% of net sales until 2007. We expect that our cost of sales, as a percentage of revenues, will increase beginning in 2006 as a result of the supply fees and royalties that we will pay to LEO Pharma and Bristol-Myers for Dovonex and to LEO Pharma for Taclonex. See “Business—History and Development of the Company—Dovonex and Taclonex Transactions.”

Gross Profit (excluding amortization)

The gross profit margins we generate from product net sales as a percentage of product net sales fluctuates based on the mix of products sold, particularly the level of contract manufacturing sales, as the profit margins on those sales are substantially lower than those generated from sales of distributed products. We do not include amortization expense as a component of cost of sales in determining gross profit.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of all expenditures incurred in connection with the sales and marketing of our products, including our distribution and warehousing costs. The major items included in sales and marketing expenses are:

•	costs associated with employees in the field sales forces, sales force management and marketing departments, including both fixed salaries and incentive bonuses;

•	promotional and advertising costs; and

•	distribution and warehousing costs reflecting the transportation and storage associated with transferring products from our manufacturing facilities to our distribution contractors and on to our customers.

Changes in sales and marketing expenses as a percentage of our revenue may be affected by a number of factors, including:

•	changes in sales volumes, as higher sales volumes enable us to spread the fixed portion of our sales and marketing expenses over higher sales;

•	changes in the mix of products we sell, as some products require more intensive promotion than others;

•	changes in the composition, focus and number of our sales forces, such as when we establish or expand our sales forces to market a new product; and

•	new product launches in existing and new markets, as these launches typically involve intense promotion efforts and associated expenses.

Administrative expenses consist of management salary and payroll costs, rent and miscellaneous administration and overhead costs. In addition, during the fiscal year ended September 30, 2004 and the quarter ended December 31, 2004, the Predecessor incurred administrative costs in preparation for the Acquisition. In 2005, we incurred significant administrative costs resulting from the execution and completion of the Acquisition and ongoing litigation expenses.

Research and Development

Since we conduct very little early stage exploratory research, our research and development expenses comprise mainly development costs. These development costs are typically associated with:

•	developing improvements to our existing products and new and enhanced dosage forms;

•	developing new products that deliver compounds which have been previously shown to be safe and effective; and

•	supporting and conducting late-stage clinical trials and subsequent registration of products we develop internally or license from third parties.

Research and development costs also include payments to third party licensors when products that we have licensed reach milestones (such as FDA approval). Milestone payments are recognized as expenses, unless they meet the criteria of an intangible asset, in which case they are capitalized and amortized over their useful lives.

The aggregate level of our research and development expense in any period is related to the number of products in development and the stage of their development process. Development costs for any particular product may increase progressively in the development process, with Phase III clinical trials accounting for a significant part of the total development costs of a product.

Depreciation and Amortization

Depreciation costs relate to the depreciation of property, plant and equipment and are included in our statement of operations, primarily in cost of sales. Depreciation is calculated on a straight-line basis over the expected useful life of each class of asset. No depreciation is charged on land.

Amortization costs relate to the amortization of intangible assets, which consist primarily of intellectual property rights. Amortization is calculated on either an accelerated or a straight-line basis, over the expected useful life of the asset, with each identifiable asset assessed individually. Patents and other intellectual property rights are amortized over periods not exceeding 15 years.

Interest Income and Interest Expense

Interest income consists primarily of interest income earned on our cash balances. Interest expense consists of interest on outstanding indebtedness and the amortization of financing costs.

Accretion on Preferred Stock of Subsidiary

Our wholly-owned subsidiary, Warner Chilcott Holdings Company II, Limited, has preferred stock, par value $0.01 per share, with 600,000 shares authorized and 404,439 shares issued and outstanding. The preferred shares are entitled to cumulative preferential dividends at an accretion rate of 8% per year, compounded quarterly. The initial purchase price of the preferred shares was $402.8 million, which was used to fund the Acquisition.

Provision/(Benefit) For Income Taxes

Provision (benefit) for income taxes consists of current corporation tax expense, deferred tax expense and any other accrued tax expense. For periods prior to December 31, 2004, our parent was a United Kingdom company and our composite tax rate reflected the rates in four tax jurisdictions: the United Kingdom, the United States, the Republic of Ireland and Puerto Rico. In connection with the Acquisition, we reorganized and have a Bermudian parent company and substantial operations in Puerto Rico and the United States. We have a tax agreement with the Puerto Rican tax authorities whereby our earnings in Puerto Rico, which are a large component of our overall earnings, are subject to a 2% income tax for a period of 15 years. Consequently, we expect our effective tax rate for periods after the Acquisition to be substantially less than the rates for the Predecessor in periods prior to the Acquisition.

Critical Accounting Policies and Estimates

We make a number of estimates and assumptions in the preparation of our financial statements in accordance with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates and assumptions. The following discussion addresses our most critical accounting policies, which we believe are important to the portrayal of our financial condition and results and require management’s judgment regarding the effect of uncertain matters.

On an ongoing basis, management evaluates its estimates and assumptions, including those related to revenue recognition, recoverability of long-lived assets and continued value of goodwill and intangible assets. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable at the time the estimates and assumptions are made. Actual results may differ from these estimates and assumptions under different circumstances or conditions.

Revenue Recognition

Revenue from product sales is recognized when title to the product transfers to our customers, generally FOB, destination. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and completion of all performance obligations. We warrant products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product revenues are recorded net of trade discounts, sales returns, rebates, coupons, value added tax and similar taxes and fee for service arrangements with certain distributors. Revenues associated with co-promotion agreements are recognized based on a percentage of sales reported by third parties.

We establish accruals for rebates, coupons, trade discounts, returns, value-added tax and similar taxes and fee for service arrangements with distributors in the same period that they recognize the related sales. Accrued rebates include amounts due under Medicaid, managed care rebates and other commercial contractual rebates. We estimate accrued rebates based on a percentage of selling price determined from historical experience. Returns are accrued based on historical experience. These accruals reduce revenues and are included as a reduction of accounts receivable or as a component of accrued expenses. At March 31, 2006, the accrued balances relative to these provisions included in accounts receivable were $30.9 million (of which $24.3 million related to reserves for product returns). The accrued balances in accrued liabilities were $12.8 million as of March 31, 2006. At December 31, 2005 and 2004 the accrued balances relative to these provisions included in accounts receivable were $27.3 million and $24.7 million (of which $23.7 million and $20.8 million relate to reserves for product returns), respectively. The accrued balances included in accrued liabilities were $9.9 million and $7.9 million at December 31, 2005 and 2004, respectively.

Impairment of Goodwill

We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and the operational performance of our business. We carry out an annual impairment review of goodwill unless events occur which trigger the need for an earlier impairment review. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our business is impaired. Any resulting impairment could affect our financial condition and results of operations. Our recorded goodwill increased substantially in 2005 as a result of the Acquisition. We completed our annual test during the quarter ended December 31, 2005 and no impairment charge resulted.

Impairment of Definite-Lived Intangible Assets

We assess the impairment of definite-lived intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include, but are not limited to: (i) significant negative industry or economic trends; and (ii) current, historical or projected losses with the expectation of continuing losses. When we determine that there is an indicator that the carrying value of definite-lived intangible assets may not be recoverable, we measure impairment based on estimates of future cash flow. These estimates include assumptions about future conditions within the Company and the industry. If actual cash flows differ from those projected by management, additional write-offs may be required. In 2005, we wrote down the value of certain definite-lived intangible assets and recorded an impairment expense of $38.9 million in our statement of operations.

We also have a trademark with an indefinite life, which is not amortized. However, the carrying value would be adjusted if it were determined that the fair value has declined.

Income Taxes

The Company must make certain estimates and judgments in determining its net income for financial statement purposes. This process affects the calculation of certain of its tax liabilities and the determination of the recoverability of certain of its deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. Deferred tax assets and liabilities could also be affected by changes in tax laws and rates in the future.

A valuation allowance is established to reduce deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. All available positive and negative evidence is considered in evaluating the ability to recover deferred tax assets, including past operating results, the existence of cumulative losses in recent years and the forecast of future taxable income. Assumptions used to estimate future taxable income include the amount of future state, federal and international pretax operating income and the reversal of temporary differences. These assumptions are consistent with the Company’s plans and estimates used to manage its business, however, such assumptions require significant judgment about the forecasts of future taxable income.

Any recorded valuation allowances will be maintained until it is more likely than not that the deferred tax assets will be realized. Income tax expense recorded in the future will be reduced to the extent of decreases in these valuation allowances. The realization of remaining deferred tax assets is principally dependent on future taxable income. Any reduction in future taxable income may require an additional valuation allowance to be recorded against the Company’s deferred tax assets. An increase in the valuation allowance would result in additional income tax expense and could have a significant impact on future earnings.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules in various jurisdictions. Tax liabilities are recorded for potential tax audit issues in these various tax jurisdictions based on management’s estimate of whether, and the extent to which, additional taxes will be due. These reserves are adjusted in light of changing facts and circumstances. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the Company’s tax liabilities. If the estimate of tax liabilities were less than the ultimate assessment, then an additional charge to expense would result. If payment of these amounts is ultimately less than the recorded amounts, then the reversal of the liabilities would result in tax benefits being recognized in the period when it is determined the liabilities are no longer necessary. Any adjustment to tax liabilities that relate to tax uncertainties existing at the date of the Acquisition will result in an adjustment to the goodwill recorded at the date of Acquisition.

Acquired In-Process Research and Development

We allocated $280.7 million of the Acquisition purchase price to the estimated fair value of product development projects that, as of the Acquisition Date, were not approved by the FDA for promotion and sale in the United States, and had no alternative future use (in-process research and development or “IPR&D”). Accordingly, this amount was immediately expensed and is included in our consolidated statement of operations for the year ended December 31, 2005. The estimated fair value of the acquired IPR&D was comprised of the following projects:

Value of Acquired IPR&D
(dollars in millions)
WC 2060 (oral contraceptive)	$182.7
Loestrin 24 Fe (oral contraceptive)	30.0
Taclonex (combination product for psoriasis)	68.0

Total	$280.7

We determined the estimated fair value of these projects based on a discounted cash flow model using a discount rate of 13.0%. For each project, the estimated after-tax cash flows were probability weighted to take into account the stage of completion and the risks surrounding the successful development, obtaining FDA approval and commercialization.

The projects, which were in various stages of development, are expected to reach completion at various dates ranging from 2006 through 2010. The major risks and uncertainties associated with the timely and successful completion of these projects consists of the ability to confirm the safety and efficacy of the products based on data from clinical trials and obtaining necessary regulatory approvals.

Taclonex and Loestrin 24 Fe were approved by the FDA in January and February 2006, respectively, and began generating revenue in the first quarter of 2006. The timing of the approvals was generally in line with the assumptions made in estimating the value of the acquired IPR&D for these two product development projects.

It was our intention to file an NDA for a next-generation Estrostep oral contraceptive, WC 2060, in 2006. However, based on discussions with the FDA, we have concluded an additional clinical trial would be necessary to support consideration of a WC 2060 application. Consequently, the pace of the project to develop WC 2060 has slowed significantly as we are evaluating the position of this project in our development program. As we evaluate priorities in our overall clinical program, a decision on whether we will move forward with the additional clinical trial for WC 2060 will likely be deferred for at least 12 months.

Litigation

We are involved in various legal proceedings of a nature considered normal to our business, including product liability and other litigation and contingencies. We record reserves related to these legal matters when we conclude that losses related to such litigation or contingencies are both probable and reasonably estimable. We self insure for liability not covered by product liability insurance, based on an estimate of potential product liability claims. We develop such estimates in consultation with our insurance consultants and outside legal counsel. See Note 13 of the Notes to the Condensed Consolidated Financial Statements for the quarter ended March 31, 2006 included elsewhere in this prospectus. See “Business—Legal Proceedings.”

Restatement

As more fully discussed in Note 2 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2005 included elsewhere in this prospectus, we restated our financial statements for the quarter ended December 31, 2004.

Results of Operations

Operating Results for the Quarters ended March 31, 2006 and 2005

The following are the significant events that occurred during the quarter ended March 31, 2006:

•	On January 1, 2006 we purchased the rights to exclusively market and sell Dovonex in the United States from Bristol-Myers;

•	Taclonex and Loestrin 24 Fe were approved by the FDA and we began commercial sales of the products in March in preparation for the launch of our promotional efforts in April 2006;

•	We initiated a lawsuit against Berlex Inc. (“Berlex”) and its parent company, Schering A.G. (“Schering”), to protect intellectual property rights surrounding our patent covering 24 day dosing of oral contraceptives;

•	We borrowed $240.0 million under our delayed-draw term loan facility to fund the acquisition of the Dovonex marketing rights and the final Taclonex milestone payment; and

•	Our revenue for the quarter ended March 31, 2006 was $166.5 million and our net loss was $27.3 million.

Dovonex and Taclonex Transactions

The closing of the acquisition of the rights to Dovonex during the quarter ended March 31, 2006 had a significant impact on our operating results during the quarter and the comparison with our results for the same quarter in the prior year. The subsequent FDA approval of Taclonex, together with the acquisition of Dovonex, is expected to impact our operating results for the balance of 2006 and beyond.

During 2005, we promoted Dovonex in the United States under a co-promotion agreement with Bristol-Myers and recorded amounts earned from this activity as “Other revenue.” Under the agreement, we promoted Dovonex and earned revenue based on Bristol-Myers net sales (as defined in the agreement) of the product. On January 1, 2006, we acquired the exclusive U.S. sales and marketing rights to Dovonex from Bristol-Myers and their inventories of Dovonex products for a purchase price of $205.2 million, plus a 5% royalty on net sales of Dovonex through 2007. The total purchase price was allocated based on fair values of inventory ($6.7 million) and intangible assets ($198.5 million), which have a useful life of 15 years. We funded the payment of the purchase price by borrowing $200.0 million of delayed-draw term loans under our senior secured credit facility. On January 1, 2006, our license and supply agreement with LEO Pharma for Dovonex became effective and our co-promotion agreement with Bristol-Myers was terminated. Our acquisition of the U.S. sales and marketing rights to Dovonex did not require any significant launch costs or an increase in the size of our sales forces as we have been promoting Dovonex since 2003. Under the LEO Pharma license and supply agreement, we will pay LEO Pharma a supply fee for Dovonex equal to 20% of net sales and a royalty equal to 10% of net sales (each as calculated under the terms of the agreement). The royalty will be reduced to 5% if a generic equivalent of Dovonex is introduced.

On January 9, 2006 the FDA approved LEO Pharma’s NDA for Taclonex. Under our agreements with LEO Pharma, on February 6, 2006 we paid LEO Pharma a final milestone payment of $40.0 million which was triggered by the FDA approval of Taclonex. This amount is classified as an intangible asset with a useful life of 15 years. Under the terms of a license and supply agreement with LEO Pharma, we will pay a supply fee for Taclonex ranging from 20% to 25% of net sales and royalties ranging from 10% to 15% of net sales of Taclonex (each as calculated under the terms of the agreement).

Our cost of sales as a percentage of product net sales will be considerably higher in 2006 as compared to 2005 as a result of the LEO Pharma and Bristol-Myers agreements related to Dovonex and Taclonex. In addition, we expect to incur significant launch costs in the second quarter of 2006 when we begin active promotion of Taclonex by our sales forces.

Revenue

The following table sets forth our unaudited revenue for the quarters ended March 31, 2006 and 2005, with the corresponding percent change:

(dollars in millions)	Quarter Ended March 31,		Increase/(Decrease)
	2006	2005	Dollars	Percent
Oral Contraceptives
Ovcon	$24.0	$22.8	$1.2	5.3%
Estrostep	25.8	19.2	6.6	34.5%
Loestrin 24 Fe	1.4	—	1.4	n.m.

Total	$51.2	$42.0	$9.2	21.9%

Hormone Therapy
Estrace Cream	16.6	13.0	3.6	27.9%
femhrt	13.2	16.4	(3.2)	(19.9)%
Femring	2.1	3.4	(1.3)	(39.9)%
Estrace Tablets	1.5	3.9	(2.4)	(60.9)%
Femtrace	0.4	—	0.4	n.m.

Total	$33.8	$36.7	$(2.9)	(8.2)%

Dermatology
Doryx	25.3	24.2	1.1	4.5%
Dovonex	33.8	—	33.8	n.m.
Taclonex	3.2	—	3.2	n.m.

Total	$62.3	$24.2	$38.1	157.7%

PMDD
Sarafem	10.6	12.2	(1.6)	(13.4)%

Other Product Sales
Other products	2.7	6.6	(3.9)	(58.4)%
Contract manufacturing	5.9	6.6	(0.7)	(11.8)%

Total Product Net Sales	$166.5	$128.3	$38.2	29.7%

Other Revenue
Dovonex co-promotion	—	5.4	(5.4)	n.m.

Total Revenue	$166.5	$133.7	$32.8	24.5%

Revenue in the quarter ended March 31, 2006 was $166.5 million, an increase of 24.5% over the same period last year. Excluding net sales of Dovonex in 2006 and co-promotion revenues associated with Dovonex in 2005, our revenue increased 3.3%.

In the first quarter of 2005 we entered into distribution agreements with two of our major customers. During the year ended December 31, 2005, these distributors substantially reduced their investment in inventories of our products. We believe the pipeline inventories of our products as of December 31, 2005 were reduced to a level such that the majority of the net sales impact from the two agreements was realized in 2005. These distribution agreements did not have a material impact on revenue in either of the quarters ended March 31, 2006 and 2005.

We reorganized our women’s healthcare sales forces in July 2005 in preparation for the expected 2006 launch of Loestrin 24 Fe. Beginning on July 1, 2005, Estrostep became the primary focus of our promotional efforts in oral contraception, which resulted in strong growth in demand for Estrostep in the second half of 2005 and continuing into the first quarter of 2006. The 34.5% increase in Estrostep net sales in the quarter ended March 31, 2006 compared with the prior year quarter was driven primarily by growth in filled prescriptions (a proxy for unit growth) combined with the impact of price increases. Ovcon net sales increased 5.3% in the quarter ended March 31, 2006 as the growth in filled prescriptions compared with the prior year quarter slowed following the July 2005 shift in our promotional emphasis to Estrostep. In February 2006 we received FDA approval of our oral contraceptive Loestrin 24 Fe and began commercial sales of the product in March ($1.4 million) in preparation for the initiation of promotional efforts in April 2006. Beginning in April 2006, Loestrin 24 Fe became our top promotional priority among our oral contraceptive brands.

Sales of our HT products continue to be affected by the general decline in the HT markets that began in July 2002 following the NIH’s early termination of a large-scale clinical trial, which was part of the Women’s Health Initiative and examined the long-term effects of combined estrogen and progestogen therapy in post-menopausal women. The decline in the HT markets have slowed and we launched new products (Femtrace and a lower dose of femhrt) to improve our position in this segment. Our HT product sales decreased $2.9 million or 8.2% in the quarter ended March 31, 2006 compared with the prior year quarter. A portion of the decline in our HT product sales was due to a contraction of wholesale pipeline inventories of femhrt, Femring and Estrace tablets in the current quarter relative to the first quarter of 2005.

In dermatology, we recorded $33.8 million of Dovonex sales following the January 1 acquisition of the product rights from Bristol-Myers and $3.2 million of Taclonex sales in preparation for the initiation of our promotional efforts for Taclonex beginning in April 2006. Sales of Doryx, our oral antibiotic for acne, increased $1.1 million or 4.5% in the quarter ended March 31, 2006 compared with the prior year quarter. Doryx benefited from the formation of a specialty dermatology sales force as part of the realignment of our sales forces in July 2005. Doryx prescriptions, which had been in modest decline in the first half of 2005, returned to growth in the second half of 2005 due to the impact of the specialty sales force and the introduction, in September 2005, of the new delayed-release tablet form of the product. Doryx filled prescriptions in the quarter ended March 31, 2006 were up more than 10% compared with the prior year quarter. A contraction of wholesale pipeline inventories of Doryx during the March 31, 2006 quarter relative to the prior year quarter had the effect of reducing the sales growth in comparison with the prior year quarter.

Sarafem, our product used to treat pre-menstrual dysphoric disorder (“PMDD”), had sales of $10.6 million in the quarter ended March 31, 2006 compared with $12.2 million in the prior year quarter. The decrease is attributable to sharp declines in overall prescription demand offset slightly by price increases. We believe that Sarafem, which is patent protected until May 2008, is facing significant indirect competition from generic fluoxetine, the active ingredient in Sarafem and branded selective serotonin reuptake inhibitors (“SSRI’s”) that are increasingly targeting the PMDD market.

For the quarters ended March 31, 2006 and 2005, we recorded revenue of $5.9 million and $6.6 million, respectively, relating to our contract manufacturing activities in our production facility in Fajardo, Puerto Rico.

Gross Profit on Product Net Sales (excluding amortization)

Reported gross profit on product net sales increased $47.8 million or 55.0% in the quarter ended March 31, 2006 compared with the prior year quarter. Reported gross profit margin increased to 80.9% in the quarter ended March 31, 2006 from 67.7% in the prior year quarter. Cost of sales in the quarters ended March 31, 2006 and 2005 included $1.5 million and $22.4 million respectively representing the increased values of inventory recorded through the allocation of acquisition purchase prices and flowing through cost of sales in the periods. Excluding the impact of these items, our adjusted gross profit on product net sales increased $26.9 million or 24.6% over the prior year quarter. The addition of Dovonex net sales was the principal factor generating the increase in adjusted gross profit dollars. Gross profit margin on product net sales, similarly adjusted, declined to 81.8% in the quarter ended March 31, 2006 from 85.1% in the prior year. The reduction in adjusted gross profit margin was primarily due to the addition of Dovonex and Taclonex net sales. The cost of sales for Dovonex and Taclonex (which includes royalties based on our net sales, as defined in the relevant supply agreements), expressed as a percentage of net sales, are significantly higher than the costs for our other products.

	Quarter Ended March 31,		Increase/ (Decrease)
(dollars in millions)	2006	2005	Dollars	Percent
Product net sales	$166.5	$128.4	$38.1	29.7%
Cost of goods sold	31.8	41.5	9.7	23.4%

Gross profit on product net sales	$134.7	$86.9	$47.8	55.0%

Gross margin percentage	80.9%	67.7%

Gross profit on product net sales	134.7	$86.9	$47.8	55.0%
Plus inventory step up	1.5	22.4	(20.9)	(93.5)%

Adjusted gross profit on product net sales	$136.2	$109.3	$26.9	24.6%

Adjusted gross margin percentage	81.8%	85.1%

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses for the quarter ended March 31, 2006 were $38.3 million, a decrease of $8.3 million, or 17.9% from $46.6 million in the prior year quarter. Included in the prior year quarter were $5.9 million of general and administrative costs incurred in connection with the closing of our acquisition of the Predecessor in January 2005, mainly employee retention compensation. Advertising and promotional expenditures were $2.9 million lower in the current year quarter due to the timing of various programs. We expect advertising and promotional costs to significantly increase in the second quarter of 2006 relative to the quarter ended March 31, 2006 due to expenses in support of the launches of Taclonex and Loestrin 24 Fe. The Company’s SG&A expenses were comprised of the following:

	Quarter Ended March 31,		Increase/ (Decrease)
(dollars in millions)	2006	2005	Dollars	Percent
Advertising and Promotion	$9.6	$12.5	$(2.9)	(23.6)%
Selling and Distribution	16.5	16.7	(0.2)	(1.0)%
General, Administrative and Other	12.2	17.4	(5.2)	(30.1)%

Total	$38.3	$46.6	$(8.3)	(17.9)%

Research and Development

Investment in research and development totaled $9.6 million in the quarter compared with $4.9 million in the prior year quarter. Our product development activities are mainly focused on improvements to our existing products, new and enhanced dosage forms and new products delivering compounds which have been previously shown to be safe and effective. Included in the first quarter of 2006 is $3.0 million representing our cost to acquire an option to purchase certain rights with respect to a topical dermatology product currently in development by LEO Pharma.

Amortization

Amortization expense in the quarters ended March 31, 2006 and 2005 was $58.8 million and $61.3 million, respectively.

Acquired In-Process Research and Development

For the quarter ended March 31, 2005 we allocated $280.7 million of the purchase price paid to acquired IPR&D. This amount was expensed during the first quarter of 2005 and is included in the Company’s condensed consolidated statement of operations for the quarter ended March 31, 2005. There were no such costs recognized in the quarter ended March 31, 2006.

Transaction Costs

During the quarter ended March 31, 2005 we incurred $36.0 million of expenses representing mainly (1) fees related to bridge financing necessary to complete the Acquisition and (2) the net cost of contracts purchased to hedge movements in the U.S. dollar versus the British pound sterling during the period leading up to the closing of the Acquisition. These costs were directly related to the Acquisition but were not considered part of the purchase price. These costs are shown in a separate line item in our statement of operations. There were no such costs recognized in the quarter ended March 31, 2006.

Interest Income and Interest Expense (“Net interest expense”)

Net interest expense for the quarter ended March 31, 2006 was $45.1 million, an increase of $16.5 million from $28.6 million in the prior year period. Net interest expense in the prior year quarter does not include a full quarter of borrowing because the funding for the January 2005 Acquisition did not occur until January 18, 2005. Also impacting 2006 expense is additional borrowings on the senior secured credit facility of $240.0 million used to fund the purchase of Dovonex and the milestone payment for Taclonex to LEO Pharma and an increase in interest rates.

Accretion on Preferred Stock in Subsidiary

Total accretion on the preferred shares of Warner Chilcott Holdings Company II, Limited for the quarter ended March 31, 2006 was $8.7 million compared to $6.4 million for the quarter ended March 31, 2005. Total accretion for the quarter ended March 31, 2005 does not include a full quarter because the preferred stock issuance did not occur until January 18, 2005.

Provision/(Benefit) for Income Taxes

Our effective tax rate for the quarter ended March 31, 2006, was 5.6% versus (1.2)% in the prior year quarter. The tax rate in 2006 is unfavorably impacted by our taxable income mix among the various tax jurisdictions in which we operate. We expect our effective tax rate for the full year of 2006 to approximate 6.0%.

Net Income/(Loss)

Due to the factors described above, we reported net losses of $27.3 million and $368.1 million in the quarters ended March 31, 2006 and 2005, respectively.

Operating Results for the Year Ended December 31, 2005 (Successor) Compared to the Fiscal Year Ended September 30, 2004 (Predecessor)

The Predecessor operated and reported using a fiscal year ending on September 30. After the acquisition of the Predecessor, we changed our fiscal year to a calendar year.

During the year ended December 31, 2005, we recorded a number of expenses directly related to the closing of the Acquisition including $36.0 million of transaction related expenses, $7.8 million of incremental operating expenses resulting from the Acquisition that are included in selling, general and administrative expense, $280.7 million representing the write-off of the estimated fair value of acquired in-process research and development projects and $22.4 million representing the increased value of our opening inventory recorded through the allocation of the Acquisition purchase price and reflected in cost of sales during the period.

Included in the Predecessor’s results for the fiscal year ended September 30, 2004 were $26.3 million of revenue and $24.5 million of profit before taxes from sales of certain Loestrin brand oral contraceptive products in the United States and Canada. We sold the U.S. and Canadian rights to two Loestrin products to Barr on March 24, 2004. The Loestrin revenue and profits were not classified as discontinued operations as the Company continues to supply Barr with its requirements of Loestrin product. Revenue from the sale of Loestrin products to Barr is included in net sales.

Revenue

The following table sets forth our revenue for the year ended December 31, 2005 (Successor) and the fiscal year ended September 30, 2004 (Predecessor) with the changes over the prior year period:

	Successor	Predecessor
	Year Ended December 31, 2005	Fiscal Year Ended September 30, 2004	Increase / (Decrease)
			Dollars	Percent
(dollars in millions)
Oral Contraceptives
Ovcon	$90.2	$71.5	$18.7	26.1%
Estrostep	81.3	61.7	19.6	31.8%
Loestrin (United States and Canada)	—	26.3	(26.3)	n.m.

Total	$171.5	$159.5	$12.0	7.5%

Hormone Therapy
Estrace Cream	53.9	58.1	(4.2)	(7.3)%
femhrt	61.2	70.5	(9.3)	(13.3)%
Femring	10.7	8.3	2.4	28.4%
Estrace Tablets	9.2	14.7	(5.5)	(37.4)%
Femtrace	2.4	—	2.4	n.m.

Total	$137.4	$151.6	$(14.2)	(9.5)%

	Successor	Predecessor
	Year Ended December 31, 2005	Fiscal Year Ended September 30, 2004	Increase / (Decrease)
			Dollars	Percent
(dollars in millions)
Dermatology
Doryx	$95.8	$69.5	$26.3	37.9%

PMDD
Sarafem	41.6	59.5	(17.9)	(30.1)%

Other Product Sales
Other products	23.5	34.0	(10.5)	(30.6)%
Contract manufacturing	24.5	8.3	16.2	195.3%

Total Product Net Sales	$494.3	$482.4	$11.9	2.5%

Other Revenue
Dovonex co-promotion	21.0	7.8	13.2	169.2%

Total Revenue	$515.3	$490.2	$25.1	5.1%

Revenue in the year ended December 31, 2005 was $515.3 million, an increase of 5.1% over the fiscal year ended September 30, 2004. Excluding the non-strategic and low margin contract manufacturing revenue and the $26.3 million in sales of the divested Loestrin products in the 2004 period, our revenue growth was 7.7%.

We sell our products through distributors and wholesalers, and directly to certain national retail drug and grocery store chains and selected mass merchants. Several of our largest customers have moved to so-called “fee for service” business models. Under the fee for service model, we pay these customers a fee for distributing our products to retailers. The former model relied heavily on speculative buying in advance of price increases and profits on resale to generate the distributors’ profits and they had economic incentives to hold more inventory than needed to serve their customers’ demands. As a result of the move to the fee for service model, distributors’ incentives for holding excess inventory, what we call pipeline inventory, are eliminated. We believe that over the longer term, the change to fee for service distribution models will benefit us in several significant ways. First, our reported net sales will more closely correlate with consumer demand for our products. Second, as part of the agreements we obtain visibility into our distributors’ inventories, which will improve our ability to accurately forecast sales. Finally, when we are able to increase prices on our products, the immediate benefits of those price increases will accrue to us.

In the quarter ended March 31, 2005, we entered into new distribution agreements with two of our major customers. Beginning in the second quarter of 2005, these distributors substantially reduced their investment in inventories of our products. We estimate that the contraction of these distributors’ pipeline inventory reduced our net sales by approximately $18.1 million in the year ended December 31, 2005. The products most affected by the new distribution agreements were Ovcon, Estrace Cream and Estrace Tablets. We believe the pipeline inventories of our products as of December 31, 2005 were reduced to a level such that the majority of the net sales impact from the two agreements has been realized.

Our oral contraceptive products, Ovcon and Estrostep, were the primary focus of our sales forces beginning in early 2004 and that promotional effort produced strong growth in prescription demand for both products. Ovcon revenue growth of 26.1% for the year ended December 31, 2005 versus the prior fiscal year was driven primarily by growth in filled prescriptions (a proxy for unit growth) combined with the impact of price increases. The 31.8% growth of Estrostep sales in 2005 over the prior year was driven by a combination of strong growth in filled prescriptions and the impact of price increases. We believe that the sales growth rates of both Ovcon and Estrostep in comparison with the prior year period was reduced due to the contraction of pipeline inventories for the products during the 2005 period relative to 2004.

Sales of our HT products continue to be affected by the general decline in the HT markets that began in July 2002 following the NIH’s early termination of the E&P Arm of the WHI Study. The market decline has slowed, but during 2005 we decreased our promotional emphasis on HT products in favor of products with greater market potential, especially our oral contraceptives. Our HT product sales decreased $14.2 million, or 9.5%, in 2005 compared with the prior year. Despite decreased promotion, unit demand for Estrace Cream (measured by filled prescriptions) was relatively flat during calendar 2005 compared with fiscal 2004. We believe that the decrease in our net sales of Estrace Cream is attributable to a contraction in the level of pipeline inventories held by our customers during the 2005 periods relative to fiscal 2004. We do not actively promote Estrace Tablets as the product faces significant generic competition. Filled prescriptions for Estrace Tablets continue to decline at a predictable rate and we have taken aggressive price increases to offset a portion of that decline. We launched Femtrace, an estrogen therapy product, in November 2005.

In dermatology, sales of our oral antibiotic Doryx increased $26.3 million, or 37.9%, in 2005 in comparison with the prior fiscal year. Market demand for Doryx (as measured by filled prescriptions) increased modestly in 2005 versus the prior fiscal year. The increase in Doryx sales in 2005 was due to price increases, the launch of Doryx delayed-release tablets in the third quarter of 2005, a permanent expansion in pipeline inventory caused by an increase in the Doryx package size from 50 to 100 tablets per bottle, and the realignment of our sales forces completed on July 1, 2005 that resulted in our having a specialty sales force focused specifically on dermatologists.

For the year ended December 31, 2005, we recorded revenue of $21.0 million relating to our co-promotion with Bristol-Myers for Dovonex compared with $7.8 million in fiscal year 2004. We were compensated at a higher rate, as a percentage of Dovonex net sales, under the agreement in 2005 compared to the prior fiscal year.

Sarafem, our product used to treat PMDD, had sales of $41.6 million in 2005, compared with $59.5 million in 2004. The decreased sales of Sarafem in comparison with the prior year period was a result of sharp declines in overall prescription demand offset by contractions of pipeline inventories in the prior year period and the impact of price increases. We believe that Sarafem, which is patent protected until May 2008, is facing significant indirect competition from generic fluoxetine, the active ingredient in Sarafem and branded SSRIs that are increasingly targeting the PMDD market.

In 2005, we recorded revenues of $24.5 million from contract manufacturing activities in our facility in Fajardo, Puerto Rico compared to $8.3 million in fiscal year 2004. The Fajardo facility was purchased in May 2004.

Gross Profit on Product Net Sales (excluding amortization)

Gross profit on product net sales decreased $29.8 million to $399.1 million in 2005 from $428.9 million in the prior fiscal year. The reported gross profit margin in 2005 was 80.7% compared to a gross profit margin in the prior fiscal year of 88.9%. Inventory step up included in cost of sales in 2005 of $22.4 million represents the increased value of our opening inventory recorded through the allocation of the Acquisition purchase price. Excluding the impact of the increased value of our opening inventory, our adjusted gross profit decreased $7.4 million or 1.7% over the prior year period and the gross profit margin, similarly adjusted, declined from 88.9% in the prior fiscal year to 85.3% in the year ended December 31, 2005. Significant items contributing to the decline in the adjusted gross profit margin were higher contract manufacturing sales, an increase in the unit cost of Ovcon 35 under our supply agreement with Barr as compared with the prior supply agreement with Bristol-Myers and the elimination of high-margin Loestrin sales in 2005 (sold to Barr in March 2004).

	Successor	Predecessor
	Year Ended December 31, 2005	Fiscal Year Ended September 30, 2004	Increase/ (Decrease)
			Dollars	Percent
(dollars in millions)
Product net sales	$494.3	$482.4	$11.9	2.5%
Cost of goods sold	95.2	53.5	41.7	78.0%

Gross profit on product net sales	$399.1	$428.9	$(29.8)	(7.0)%

Gross margin percentage	80.7%	88.9%

Gross profit on product net sales	$399.1	$428.9	$(29.8)	(7.0)%
Plus inventory step up	22.4	—	22.4	n.m.

Adjusted gross profit on product net sales	$421.5	$428.9	$(7.4)	(1.7)%

Adjusted gross margin percentage	85.3%	88.9%

Selling, General and Administrative Expenses

Selling, general and administrative expenses in 2005 were $162.7 million, an increase of $16.5 million, or 11.3% from $146.2 million in 2004. This increase included operating costs totaling $7.8 million that we incurred during the period in connection with the closing of the Acquisition in January 2005. These costs were mainly employee retention compensation and fees for outside services. Also included in SG&A in 2005 are $4.9 million of management fees to the Company’s equity sponsor group and $6.5 million of non-cash expenses associated with the new share-based compensation plans put in place in connection with the closing of the Acquisition. SG&A expenses for the year ended September 30, 2004 included $3.2 million of costs for professional fees related to the Acquisition and $2.2 million of non-cash expenses from the Predecessor’s share-based compensation plan. Excluding these costs for both periods, SG&A increased $2.6 million due to an increase in the size of our sales forces offset by decreased advertising and product promotional expenses and a decrease in general and administrative expenses following the consolidation of certain activities from the Predecessor’s U.K. headquarters into our Rockaway, New Jersey location.

Our selling, general and administrative expenses are comprised of the following:

	Successor	Predecessor
	Year Ended December 31, 2005	Fiscal Year Ended September 30, 2004	Increase/ (Decrease)
			Dollars	Percent
(dollars in millions)
Advertising and Promotion	$41.0	$49.0	$(8.0)	(16.2)%
Selling and Distribution	67.9	55.1	12.8	23.3%
General, Administrative and Other	53.8	42.1	11.7	27.3%

Total	$162.7	$146.2	$16.5	11.3%

Research and Development

Our investment in research and development expenses totaled $58.6 million in 2005 compared with $26.6 million in the prior fiscal year. Our product development activities are mainly focused on improvements to our existing products, new and enhanced dosage forms and new products delivering compounds which have been previously shown to be safe and effective. Included in 2005 was $37.0 million representing our initial costs to acquire the exclusive U.S. sales and marketing rights to all of LEO Pharma’s products and product improvements that contain calcipotriene or a combination of calcipotriene and a steroid in the United States until 2020 and a right of first refusal and last offer for U.S. sales and marketing rights to all products developed by LEO Pharma principally for the treatment or prevention of dermatological diseases through 2010. Excluding the $37.0 million, our investment in research and development decreased $4.9 million compared with fiscal 2004.

Amortization

Amortization expense in 2005 was $233.5 million, which represents a significant increase from the prior year. This increase is due to the increased carrying value of the Company’s definite-lived intangible assets recorded in connection with the Acquisition.

Impairment of Intangible Assets

During the quarter ended December 31, 2005, the market performance of two of our non-core products, Sarafem and Duricef, deteriorated triggering the need for impairment review of the recoverability of the associated intangible assets. Our promotional efforts for Sarafem in the first half of 2005 were unsuccessful in arresting the decline of the brand, which faced new competitors in the PMDD segment and, we believe, lost prescriptions to generic fluoxetine. In 2005, we substantially reduced our promotion of Sarafem. Duricef encountered generic competition in 2005, an event that had been anticipated, but the erosion of prescriptions to the generic versions was more rapid than had been expected. Based on these events, we developed undiscounted cash flow forecasts for each of the products to evaluate the carrying value of the associated definite-lived intangible assets relative to their fair value. We estimated the fair value of the products using a discounted cash flow analysis. The fair value was compared to the carrying value and the differences were recorded as impairment charges for the quarter ended December 31, 2005 as follows:

Product (dollars in millions)
Sarafem	$11.8
Duricef	27.1

Total	$38.9

This non-cash expense is included in the statement of operations for the year ended December 31, 2005.

Acquired In-process Research and Development

We allocated $280.7 million, which represents a significant increase from the prior year, of the purchase price paid to complete the Acquisition to acquired IPR&D. This amount was expensed during in the first calendar quarter of 2005 and is included in the Company’s consolidated statement of operations for the year ended December 31, 2005.

Transaction Costs

During the year ended December 31, 2005 we incurred $36.0 million of expenses representing mainly (1) fees related to bridge financing necessary to complete the Acquisition and (2) the net cost of contracts purchased to hedge movements in the U.S. dollar versus the British pound sterling during the period leading up to the closing of the Acquisition. These costs were directly related to the Acquisition but were not considered part of the purchase price. These costs are shown in a separate line item in our statement of operations.

Interest Income and Interest Expense

Net interest expense in 2005 was $147.9 million, an increase of $138.6 million from $9.3 million in the prior fiscal year. The increase is the result of increased debt service relating to the Company borrowing $1,400.0 million under bank term credit facilities, issuing $600.0 million of 8.75% senior subordinated notes and borrowing varying amounts under a revolving credit facility to fund the Acquisition in January 2005.

Accretion on Preferred Stock in Subsidiary

Total accretion on the preferred shares of Warner Chilcott Holdings Company II, Limited for the year ended December 31, 2005 was $31.5 million. The preferred shares were issued in January 2005; accordingly, there was no accretion on preferred stock in subsidiary recorded for periods prior to January 2005.

Provision/(Benefit) for Income Taxes

The Company’s effective tax rate for the year ended December 31, 2005 was (2.3%) versus 29.4% in the fiscal year ended September 30, 2004. The decrease in the effective tax rate from the prior year period was due primarily to the Company’s agreement with the Puerto Rican tax authorities whereby the Company’s earnings in Puerto Rico, which are a large component of our overall earnings, are subject to a 2.0% tax. Additionally, the effective tax rate is impacted by the Company’s organization and structure resulting from the Acquisition. The Company is a Bermudan holding company with significant operating subsidiaries in the United States, Puerto Rico, Ireland and the United Kingdom. The Predecessor was a U.K. domiciled entity. In connection with the Acquisition, the effective tax rate was unfavorably impacted by non-deductible transaction costs and non-deductible acquired in-process research and development costs.

The valuation allowance for deferred tax assets of $12.1 million and $9.1 million at December 31, 2005 and 2004, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss carryforwards in various jurisdictions. The Company expects to generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on its Consolidated Balance Sheets. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, which requires a valuation allowance be established or maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realized.

Our calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations in various tax jurisdictions. Amounts related to tax contingencies that management has assessed as probable and estimable have been appropriately recorded. Potential liabilities arising from tax audit issues are recorded based on our estimate of whether, and the extent to which, additional taxes may be due. These liabilities may be adjusted to take into consideration changing facts and circumstances. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These potential tax liabilities are recorded in accrued expenses in the Consolidated Balance Sheets.

Except for earnings that are currently distributed, no additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries. This is due to such earnings being permanently reinvested, the investments being essentially permanent in duration, or the Company concluding that no additional tax liability will arise as a result of distribution of such earnings. If any of these subsidiaries make distributions or are disposed of, a liability could arise. It is not practicable for the Company to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Discontinued Operations

Our discontinued operations for the year ended September 30, 2004 represent our former U.K. pharmaceutical products business sold in April 2004 and our U.K. sterile solutions business sold in May 2004. In March 2004, we sold the exclusive sales and marketing rights to certain Loestrin products to Duramed, for the United States and Canada. Loestrin revenue and profits were not classified as discontinued operations for periods prior to the sale date because we have an ongoing agreement to supply Duramed with its requirements of Loestrin products through April 2008. Revenues from the sale of Loestrin products to Duramed are included in net sales. In the fiscal year ended September 30 2004, the income from discontinued operations, including gain on disposal, was $8.7 million net of a tax charge of $13.2 million.

Net Income/(Loss)

Due to the factors described above, we reported a net loss of $556.6 million for the year ended December 31, 2005 compared with net income of $151.7 million for the fiscal year ended September 30, 2004.

Operating Results for the Quarter Ended December 31, 2004—Restated (Predecessor) and 2003 (unaudited) (Predecessor)

During the quarter ended December 31, 2004, which served as a transition period as we changed fiscal years to a calendar year, we recorded a number of expenses directly related to the closing of the Acquisition including transaction related expenses of $51.0 million and $3.7 million of incremental operating expenses resulting from the Acquisition that are included in selling, general and administrative expense.

Included in the Predecessor’s results for the quarter ended December 31, 2003 was $12.5 million of revenue and $11.6 million of profit before taxes from sales of certain Loestrin brand oral contraceptive products in the United States and Canada. The U.S. and Canadian rights to two Loestrin products were sold to a unit of Barr on March 24, 2004. The Loestrin revenue and profits were not classified as discontinued operations as the Company supplies Barr with its requirements of Loestrin product through April 2008. Revenue from the sale of Loestrin products to Barr is included in net sales.

Revenue

The following table sets forth our revenue for the quarters ended December 31, 2004 and 2003 with the changes over the prior year period:

	Predecessor
	Quarter Ended December 31,		Increase/ (Decrease)
	2004	2003	Dollars	Percent
(dollars in millions)		(unaudited)

Oral Contraceptives
Ovcon	$22.3	$16.2	$6.1	37.3%
Estrostep	17.7	12.9	4.8	37.5%
Loestrin (United States and Canada)	—	12.5	(12.5)	n.m.

Total	$40.0	$41.6	$(1.6)	(3.8)%

Hormone Therapy
Estrace Cream	16.1	13.0	3.1	24.2%
femhrt	16.3	17.2	(0.9)	(5.0)%
Femring	3.7	0.8	2.9	358.6%
Estrace Tablets	3.6	2.0	1.6	73.5%

Total	$39.7	$33.0	$6.7	20.3%

Dermatology
Doryx	18.8	15.7	3.1	20.1%

PMDD
Sarafem	13.0	24.6	(11.6)	(47.0)%

Other product sales
Other products	7.8	9.2	(1.4)	(16.2)%
Contract manufacturing	11.4	—	11.4	n.m.

Total product net sales	$130.7	$124.1	$6.6	5.3%

Other revenue
Dovonex co-promotion	6.2	0.7	5.5	n.m

Total revenue	$136.9	$124.8	$12.1	9.7%

Revenue in the quarter ended December 31, 2004 was $136.9 million, an increase of 9.7% over the same quarter in the prior year. Excluding $12.7 million of non-strategic and low margin contract manufacturing revenue from the 2004 quarter and $12.5 million sales of the divested Loestrin products in the 2003 quarter, our revenue growth was 11.8%.

Our oral contraceptive products, Ovcon and Estrostep, have been the primary focus of our sales forces since early 2004 and that promotional effort has produced strong growth in demand for both products. Ovcon revenue growth of 37.3% and Estrostep growth of 37.5% versus the prior year quarter were driven by growth in filled prescriptions (unit growth) combined with the impact of price increases and modest expansions in the levels of wholesaler pipeline inventories of both products during the quarter.

Sales of our HT products were affected by the general decline in the HT markets that began in July 2002 following the NIH’s early termination of the E&P Arm of the WHI Study. The market decline began to slow in the quarter ended December 31, 2004, but we decreased our promotional emphasis on HT products in favor of products with greater market potential, especially our oral contraceptives. Our HT product sales increased by $6.7 million or 20.3% in the quarter ended December 31, 2004 compared with the prior year quarter, with sales of Estrace Tablets, Estrace Cream and Femring all increasing while sales of femhrt declined. Despite decreased promotion, unit demand for Estrace Cream (measured by filled prescriptions) was essentially flat compared with the prior year. We do not actively promote Estrace Tablets as the product faces significant generic competition. Filled prescriptions for Estrace Tablets continue to decline at a predictable rate and we have taken aggressive price increases to offset a portion of that decline. Pipeline inventories of Estrace Tablets were substantially reduced during the prior year quarter, which had the effect of reducing our sales during the period. This accounts for a large part of the increase in Estrace Tablet sales in the December 2004 quarter in comparison with the December 2003 quarter.

In dermatology, our oral antibiotic Doryx had revenue growth of $3.1 million or 20.1% in the quarter ended December 31, 2004 over the prior year quarter. Market demand for Doryx (as measured by filled prescriptions) increased slightly versus the prior year quarter and the company benefited from the impact of price increases. A modest increase in pipeline inventories of Doryx during the quarter accounted for a portion of the growth in revenue versus the prior year quarter.

During the quarter ended December 31, 2004 we recorded $6.2 million of revenue relating to our co-promotion with Bristol-Myers for Dovonex compared with $0.7 million in the prior year quarter. We were compensated at a higher rate, as a percentage of Dovonex net sales, under the agreement in the December 2004 quarter than in the prior year quarter.

Sarafem, our product used to treat PMDD, had sales of $13.0 million in the quarter ended December 31, 2004, a 47.0% decrease versus the prior year quarter. Unit demand, as measured by filled prescriptions, declined more than 30%. Net sales of Sarafem in the prior year quarter were high relative to unit demand as Sarafem pipeline inventories expanded considerably during the period. Pipeline inventories contracted modestly during the December 2004 quarter. We believe that Sarafem, which is patent protected until May 2008, is facing significant indirect competition from generic fluoxetine, the active ingredient in Sarafem, and branded SSRIs that are increasingly targeting the PMDD market. Efforts to slow the decline of filled prescriptions have, to date, been unsuccessful.

In the quarter ended December 31, 2004 we recorded revenues of $11.4 million from contract manufacturing activities in our facility in Fajardo, Puerto Rico. We had no such activities in the quarter ended December 31, 2003 as the Fajardo facility was purchased in May 2004.

Gross Profit on Product Net Sales (excluding amortization)

Gross profit on product sales decreased $16.5 million to $96.2 million in the quarter ended December 31, 2004 from $112.7 million in the prior year quarter. Our gross profit margin on product net sales was 73.6% compared to a gross margin in the prior year quarter of 90.8%. The decrease in our gross profit margin in comparison with the prior year quarter was the result of several factors. Certain Loestrin products, which were divested in March 2004, accounted for $12.5 million of high profit margin sales in the prior year quarter. Adding to the relative decline, our December 2004 quarter included $11.4 million of sales from low margin contract manufacturing activities with no such revenue in the prior year quarter.

	Predecessor
	Quarter Ended December 31,		Increase/ (Decrease)
	2004	2003	Dollars	Percent
(dollars in millions)		(unaudited)
Product net sales	$130.7	$124.1	$6.6	5.3%
Cost of goods sold	34.5	11.4	23.1	202.7%

Gross profit on product net sales	$96.2	$112.7	$(16.5)	(14.7)%

Gross margin percentage	73.6%	90.8%

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the quarter ended December 31, 2004 were $41.5 million, an increase of $3.8 million, or 9.9% from $37.7 million in the quarter ended December 31, 2003. This increase is mainly due to operating expenses totaling $3.7 million that we incurred in connection with the closing of the Acquisition in January 2005. These costs related to amounts accrued by the Predecessor to cover payments required to be made to an executive under change of control provisions of an employment agreement. Our selling and distribution costs increased 30.7% due to an increase in headcount, offset by a reduction in advertising and promotion.

Our selling, general and administrative expenses are comprised of the following:

	Predecessor
	Quarter Ended December 31,		Increase/ (Decrease)
	2004	2003	Dollars	Percent
(dollars in millions)		(unaudited)
Advertising and Promotion	$8.7	$13.6	$(4.9)	(35.9)%
Selling and Distribution	16.7	12.8	3.9	30.7%
General, Administrative and Other	16.1	11.3	4.8	41.2%

Total	$41.5	$37.7	$3.8	9.9%

Research and Development

Research and development costs were $4.6 million for the quarter ended December 31, 2004; a decrease of $2.1 million or 31.1% compared with the quarter ended December 31, 2003. In both years our expenditures were primarily for work on our oral contraceptive line extensions and line extensions for Doryx. The decrease in research and development costs compared with the prior year quarter reflects the timing of expenses for product development projects.

Amortization

Amortization expense in the quarter ended December 31, 2004 was $21.6 million, an increase of $8.4 million from $13.2 million in the quarter ended December 31, 2003. This increase is due to the impact of contingent payments made to Pfizer with respect to our purchase of the Estrostep and femhrt product lines and increased amortization related to our purchase of rights to Barr’s ANDA for which our Ovcon 35 is the reference product.

Transaction Costs

During the quarter ended December 31, 2004 we incurred $51.0 million of expenses comprised mainly of fees to advisors in the period leading up to the Acquisition. These costs are shown in a separate line item in our statement of operations. There were no such costs in the quarter ended December 31, 2003.

Interest Income and Interest Expense

Net interest expense in the quarter was $1.2 million, a decrease of $1.9 million from $3.1 million in the quarter ended December 31, 2003. We had significantly less debt outstanding in the December 2004 quarter than during the prior year quarter.

Provision for Income Taxes

We generated a loss before income taxes of $17.5 million in the quarter ended December 31, 2004 and a tax provision of $11.6 million. A number of expenses recorded in connection with the Acquisition are not deductible in the tax jurisdictions where they were incurred.

Discontinued Operations

Our discontinued operations for the quarter ended December 31, 2003 represented our former U.K. pharmaceutical products business sold in April 2004. In March 2004 we sold the exclusive sales and marketing rights to certain Loestrin products to Duramed, a subsidiary of Barr, for the United States and Canada. Loestrin revenue and profits were not classified as discontinued operations for periods prior to the sale date, including for the quarter ended December 31, 2003, because we have an ongoing agreement to supply Duramed with its requirements of Loestrin products through April 2008. Revenues from the sale of Loestrin products to Duramed are included in net sales.

Net Income/(Loss)

Due to the factors described above, we reported a net loss of $29.1 million in the quarter ended December 31, 2004 compared with $42.7 million of net income in the same quarter in the prior year.

Operating Results for the Fiscal Years Ended September 30, 2004 and 2003

Revenue

The following table sets forth our revenue from our continuing business for fiscal year ended September 30, 2004 and fiscal year ended September 30, 2003 with the changes over the prior year period:

	Predecessor
	Fiscal Year Ended September 30,			Increase/ (Decrease)
	2004	2003		Dollars	Percent
(dollars in millions)
Oral Contraceptives
Ovcon	$71.5	$58.6		$12.9	22.1%
Estrostep	61.7	26.5		35.2	132.9%
Loestrin (United States and Canada)	26.3	38.6		(12.3)	(31.9)%

Total	$159.5	$123.7		$35.8	29.0%
Hormone Therapy
Estrace Cream	58.1	44.8		13.3	29.8%
femhrt	70.5	22.6		47.9	212.4%
Femring	8.3	2.3		6.0	263.8%
Estrace Tablets	14.7	22.5		(7.8)	(34.7)%

Total	$151.6	$92.2		$59.4	64.6%

Dermatology
Doryx	69.5	54.1		15.4	28.4%

PMDD
Sarafem	59.5	59.9		(0.4)	(0.6)%

Other product sales
Other products	34.0	35.3	(1)	(1.3)	(3.8)%
Contract manufacturing	8.3	—		8.3	n.m.

Total product net sales	$482.4	$365.2		$117.2	32.1%

Other revenue
Dovonex co-promotion	7.8	—		7.8	n.m.

Total revenue	$490.2	$365.2		$125.0	34.3%

(1)	Includes $0.5 million of royalty income

For fiscal year 2004, total revenue from continuing operations were $490.2 million, an increase of $125.0 million, or 34.3% from $365.2 million in fiscal year 2003. Estrostep, femhrt and Sarafem were all purchased during fiscal year 2003, and therefore 2004 represented the first full year of sales of these products under our control. We therefore do not have year on year growth rates for these products. Of our existing products for which we do have comparable data, Ovcon, Estrace Cream and Doryx showed year on year revenue growth of 22.1%, 29.8% and 28.4%, respectively. However, Sarafem showed a decrease of $0.4 million for fiscal year 2004, compared with fiscal year 2003, resulting from additional competition from branded SSRIs that are increasingly targeting the PMDD market, indirect competition from generic fluoxetine, the active ingredient in Sarafem and the discontinuation of promotion to primary care physicians after we acquired the product from Eli Lilly and Company (“Lilly”). In addition, revenues from Estrace Tablets showed a decrease of $7.8 million, or 34.7%, for fiscal year 2004 compared to fiscal year 2003, as a result of the continued erosion of market share resulting from generic substitution, the lack of promotional support and the impact of the controversy surrounding the E&P Arm of the WHI Study on oral HT products. Revenues from femhrt, another oral HT product, were $70.5 million in fiscal year 2004. Although we do not have comparable annual data, revenues from femhrt in quarterly periods in 2004 have increased compared to corresponding periods in fiscal year 2003 following our acquisition of this product despite declining prescription volumes.

Also included in product net sales are revenues of approximately $8.3 million from contract manufacturing activities in our acquired facility in Fajardo, Puerto Rico.

Our product revenues for fiscal year 2004 include revenues of $24.0 million in the United States and $2.3 million in Canada attributable to sales of Loestrin prior to the licensing of the then-marketed Loestrin products to Duramed in March 2004 and after that time, $2.7 million of revenues from our supply agreement with Duramed. Our product revenues for fiscal year 2004, excluding revenues attributable to Loestrin product sales, were $456.1 million.

During fiscal year 2004, we recorded revenues of $7.8 million in co-promotion fees relating to Dovonex. These fees are included in other revenue in the above table.

Gross Profit on Product Net Sales (excluding amortization)

Gross profit on product net sales of $428.9 million for fiscal year 2004 increased $106.3 million, or 33.0%, from $322.6 million in fiscal year 2003 primarily as a result of increased revenues, including those from newly acquired products. Our gross margin on product net sales was approximately 89% in both fiscal years 2004 and 2003.

	Predecessor
	Fiscal Year Ended September 30,		Increase/ (Decrease)
(dollars in millions)	2004	2003	Dollars	Percent
Product net sales	$482.3	$364.6	$117.7	32.3%
Cost of goods sold	53.4	42.0	11.4	27.2%

Gross profit on product net sales	$428.9	$322.6	$106.3	33.0%

Gross margin percentage	88.9%	88.5%

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2004 were $146.2 million, an increase of $21.4 million, or 17.2%, from $124.8 million in fiscal year 2003. This increase reflects the continued expansion of our sales forces, which began in 2003, the increased costs of which are reflected for a full year in 2004. The average number of representatives on our sales forces in fiscal year 2004 was 384, an increase of 17% compared to the fiscal year 2003 average of 328. As of September 30, 2004, we had 401 full-time sales representatives and approximately 295 contract sales representatives (whose promotional activities for us equal the work of approximately 55 full-time contract employees) who promoted our products on a part-time basis at a cost of $3.2 million for fiscal year 2004.

Our selling, general and administrative expenses are comprised of the following:

	Predecessor
	Fiscal Year Ended September 30,		Increase/ (Decrease)
	2004	2003	Dollars	Percent
(dollars in millions)
Advertising and Promotion	$49.0	$42.5	$6.5	15.4%
Selling and Distribution	55.1	45.4	9.7	21.3%
General, Administrative and Other	42.1	36.9	5.2	14.2%

Total	$146.2	$124.8	$21.4	17.2%

Research and Development

Research and development expenses for fiscal year 2004 were $26.6 million, an increase of $1.7 million, or 6.8%, from $24.9 million in fiscal year 2003.

In women’s healthcare, we have ongoing projects in contraception, hormone therapy, PMDD and female sexual dysfunction. In fiscal year 2004, we received final FDA approval for our new Ovcon 35 Chewable tablet product and our estradiol acetate tablet Femtrace. A supplemental NDA for low dose femhrt was accepted for filing in May 2004. An IND was submitted to the FDA for Loestrin 24 Fe, an oral contraceptive with a 24-day regimen of active therapy oral contraceptive, in December 2003. In addition, we initiated Phase III development for WC 2060, another 24-day oral contraceptive (which we have referred to previously as “Estrostep 24”), in May and amended our IND for Estrostep in connection with the product in development. In dermatology, we developed a delayed-release tablet form of Doryx, for which we submitted an NDA in April 2004.

Depreciation and Amortization

Depreciation expense in fiscal year 2004 was $2.1 million, an increase of $0.6 million, or 40.0%, from $1.5 million in fiscal year 2003. This increase resulted from investments in property, plant and equipment in the ordinary course. Amortization expense in fiscal year 2004 was $52.4 million, an increase of $14.3 million, or 37.5%, from $38.1 million in fiscal year 2003. This increase was primarily due to the amortization of products that we acquired during fiscal year 2003.

Interest Income and Interest Expense

Net interest expense in fiscal year 2004 was $9.3 million, an increase of $1.6 million, or 20.4%, from $7.7 million in fiscal year 2003. This decrease resulted from average cash on hand in fiscal year 2004 being significantly lower than the average cash on hand during fiscal year 2003, as a result of our new product acquisitions in fiscal year 2003 being funded in part with cash on hand. In the second quarter of fiscal year 2003, we put in place a credit facility of $450.0 million, of which we drew down approximately $350 million in fiscal year 2003 to fund product acquisitions. By the end of fiscal year 2004, $192.0 million of this balance was outstanding. In the second quarter of fiscal year 2004, we redeemed all of the remaining Warner Chilcott (US), Inc. 12.625% Senior Notes (the “12.625% Notes”) outstanding, for a total of $48.3 million. A cost of $1.2 million was associated with the early retirement of the 12.625% Notes.

Provision for Income Taxes

Taxes in fiscal year 2004 were $59.4 million, an increase of $18.0 million, or 43.5%, from $41.4 million in fiscal year 2003. This increase was a result of an increase in our taxable income, and was partially offset by a decrease in the composite tax rate of the countries in which we operate. We operated in primarily four tax jurisdictions: the United Kingdom, the United States, the Republic of Ireland and Puerto Rico. In the United Kingdom, the tax rate was 30% for both fiscal years 2004 and 2003. In the United States, the tax rate was 40% for both fiscal years 2004 and 2003. In the Republic of Ireland, the tax rate was 12.5% for both fiscal years 2004 and 2003. In Puerto Rico, the tax rate for fiscal year 2004 was 2%. We did not operate in Puerto Rico in fiscal year 2003. Our effective tax rate was 29% in fiscal year 2004 and 32% in fiscal year 2003. The decrease is primarily due to changes in the revenue mix as a result of generating a higher percentage of our revenues in fiscal year 2004 in jurisdictions having lower effective tax rates.

Discontinued Operations

Our discontinued operations represented our U.K. and Ireland operations sold in fiscal year 2004. We sold our PDMS contract manufacturing business in December 2003, our U.K. Pharmaceutical products business in April 2004 and our U.K. sterile solutions business in May 2004. In addition, we sold the exclusive sales and marketing rights for the United States and Canada to the then-marketed Loestrin products to Duramed in March 2004, however, we do not account for Loestrin as a discontinued business due to our ongoing supply agreement with Duramed. In fiscal year 2003, our income from discontinued operations was $9.9 million, representing results for PDMS, U.K. Sales and Marketing and our U.K. sterile solutions business. In fiscal year 2004, our income from discontinued operations was $3.3 million, representing results for our U.K. and Ireland operations. We also recorded a gain on disposal of discontinued operations of $5.4 million in fiscal year 2004, net of a tax charge of $11.8 million.

Net Income/(Loss)

Due to the factors set forth above, we reported net income of $151.7 million in fiscal year 2004, an increase of $55.5 million, or 57.7%, from $96.2 million in fiscal year 2003. Our discontinued operations, including the gain on disposal, accounted for $8.7 million and $9.9 million of our net income, in fiscal years 2004 and 2003, respectively.

Financial Condition, Liquidity and Capital Resources

Cash

At March 31, 2006, our cash on hand was $20.8 million, as compared to $11.5 million at December 31, 2005. As of March 31, 2006 our debt, net of cash, was $2,205.2 million and consisted of $1,626.0 million of borrowings under our senior secured credit facility plus $600.0 million in our 8 3/4% Senior Subordinated Notes due 2015, less $20.8 million cash on hand.

The following table summarizes our net increase in cash and cash equivalents for the periods indicated:

	Successor			Predecessor
	Quarter Ended March 31,		Year Ended December 31,	Fiscal Year Ended September 30,
	2006	2005	2005	2004
(dollars in millions)
Net cash provided by / (used in) operating activities	$21.8	$(41.1)	$(22.4)	$175.0
Net cash (used in) investing activities	(248.9)	(2,930.2)	(2,959.7)	103.5
Net cash provided by financing activities	236.4	3,024.5	2,993.6	(182.6)

Net increase in cash and cash equivalents	$9.3	$53.2	$11.5	$95.9

Operating Activities

Our net cash provided by operating activities for the quarter ended March 31, 2006 increased $62.8 million over the prior year quarter. We reported a net loss of $368.1 million in the quarter ended March 31, 2005 compared with a net loss of $27.3 million in the quarter ended March 31, 2006. The March 31, 2005 quarter was the first quarter following our acquisition of the Company and included significant costs and expenses directly related to the acquisition. During the quarter ended March 31, 2006, our investment in working capital, excluding cash, increased mainly due to the acquisition of Dovonex on January 1, 2006, which had the effect of limiting the amount of cash provided by operations to $21.8 million.

Our net cash used in operating activities for the year ended December 31, 2005 decreased by $197.4 million compared to the fiscal year ended September 30, 2004, reflecting primarily the payment of Acquisition related costs, higher interest expense resulting from the Acquisition financing, and R&D payments related to the transaction with LEO Pharma in 2005. Our working (deficit) capital as of December 31, 2005 decreased by $76.3 million from December 31, 2004 to ($26.1) million, due mainly to the fact that cash on hand was used to repay predecessor debt on the Acquisition Date.

Investing Activities

Our net cash used in investing activities during the quarter ended March 31, 2006 totaled $248.9 million, consisting of $198.5 million to purchase the rights to Dovonex, $40.0 million paid to LEO Pharma to complete the acquisition of the rights to Taclonex, $7.2 million of contingent purchase consideration due to Pfizer in connection with the 2003 acquisitions of Estrostep and femhrt and $3.2 million of capital expenditures. Net cash used in investing activities in the quarter ended March 31, 2005 included $2,922.6 million used to acquire the company, $7.2 million of contingent purchase payments to Pfizer and $0.6 million of capital expenditures. Our capital expenditures in the current quarter included continued investments in our Fajardo, Puerto Rico manufacturing facility and the implementation of a corporate-wide enterprise resource planning system.

Our net cash used in investing activities for the year ended December 31, 2005 was $2,959.7 million, consisting primarily from the Acquisition and related fees, net of cash acquired. For the year ended December 31, 2005, capital expenditures and purchased intangible assets for the continuing business were $37.1 million. Our capital expenditures during the periods were mainly to expand our production and packaging capability in our Fajardo, Puerto Rico facility and costs to acquire and implement a company-wide enterprise resource planning (ERP) system. Intangible assets purchased during the year were comprised of contingent payments made in respect of the femhrt and Estrostep products we acquired from Pfizer in 2003. Our net cash provided by investing activities in fiscal year 2004 was primarily from the sale of divested businesses.

Financing Activities

Our net cash provided by financing activities in the quarter ended March 31, 2006 was $236.4 million, principally consisting of $240.0 million of borrowings under the delayed-draw term loan portion of our senior secured credit facility used to fund the Dovonex and Taclonex transactions, net of required repayments of our term debt. The net cash provided by financing activities in the quarter ended March 31, 2005 includes $2,020.0 million of borrowings and $1,282.2 million of proceeds from the issuance of share capital to purchase the Company from the Predecessor offset by repayments of predecessor debt and debt issuance costs.

Our net cash provided by financing activities for the year ended December 31, 2005 was $2,993.6 million, principally consisting of net advances under our senior secured credit facility, funds from the notes (net of debt issuance costs) and proceeds from the issuance of shares from our Sponsors offset by repayment of debt of the Predecessor of $195.0 million. Our net cash used in financing activities in fiscal 2004 was $182.6 million consisting mainly of repayments of long-term debt, purchase of treasury stock and cash dividends paid.

Senior Secured Credit Facility

On January 18, 2005, Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and our Puerto Rico operating subsidiary (Warner Chilcott Company, Inc.) entered into a $1,790.0 million senior secured credit facility with Credit Suisse, as administrative agent and lender, and other lenders. The senior secured credit facility consists of a $1,400.0 million single-draw term loan and a $240.0 million delayed-draw term loan and a $150.0 million revolving credit facility, of which $30.0 million and $15.0 million will be available for letters of credit and swing line loans, respectively, to Warner Chilcott Corporation and Warner Chilcott Company, Inc. The senior secured credit facility also contemplates up to three uncommitted tranches of term loans up to an aggregate $250.0 million. However, the lenders under the senior secured credit facility are not committed to provide these additional tranches.

Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and Warner Chilcott Company, Inc. are each borrowers and cross-guarantors under the senior secured credit facility; our significant subsidiaries are also guarantors and cross-guarantors of this obligation. Borrowings under the senior secured credit facility are secured by a first priority security interest in substantially all of the borrowers’ and guarantors’ assets, including a pledge of all of the outstanding capital stock of Warner Chilcott Holdings Company III, Limited.

The $1,400.0 million single-draw term loan was drawn in a single drawing on January 18, 2005 to (i) finance, in part, the purchase of Warner Chilcott PLC shares, (ii) refinance certain existing debt of Warner Chilcott PLC and its subsidiaries and (iii) pay the fees and expenses related to the Transactions. Amounts borrowed under the single-draw term loan that are repaid or prepaid may not be reborrowed. In 2006, the $240.0 million delayed-draw facility was utilized for the acquisition of the U.S. rights to the prescription pharmaceutical product Dovonex from Bristol-Myers for $200.0 million and a $40.0 million milestone payment to LEO Pharma following FDA approval of Taclonex. During 2005 and the first quarter of 2006, we borrowed an aggregate $101.7 million and $20.0 million, respectively, under our revolving credit facility for various working capital purposes. Loans and letters of credit under the revolving credit facility are available at any time prior to the final maturity of the revolving credit facility, in minimum principal amounts specified in the senior secured credit facility. Amounts repaid under the revolving credit facility may be reborrowed. As of March 31, 2006 and December 31, 2005, there were no borrowings outstanding under the revolving credit facility.

The term loan and delayed-draw term loan facilities mature on January 18, 2012, with scheduled quarterly repayments totaling $16.4 million annually that began June 30, 2005. The revolving credit facility matures on January 18, 2011. The borrowers under the senior secured credit facility are also required to make mandatory prepayments of term loans in amounts equal to 100% of net asset sale proceeds, 100% of net proceeds from issuance of debt, other than permitted debt under the senior secured credit facility, and up to 50% (with reductions based on leverage) of excess cash flow (as defined in the senior secured credit facility). Optional prepayments may be made at any time without premium or penalty.

The senior secured credit facility contains a financial covenant that requires that Warner Chilcott Holdings Company III, Limited’s ratio of total indebtedness to EBITDA (both as defined in the senior secured credit facility) not exceed certain levels. The senior secured credit facility also contains a financial covenant that requires Warner Chilcott Holdings Company III, Limited to maintain a minimum ratio of EBITDA to interest expense (as defined in the senior secured credit facility) and other covenants that, among other things, limit its ability to incur additional indebtedness, incur liens, prepay subordinated debt, make loans and investments, merge or consolidate, sell assets, change its business or amend the terms of its subordinated debt and restrict the payment of dividends.

The senior secured credit facility specifies certain customary events of default including, without limitation, non-payment of principal or interest, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default or cross acceleration of certain other material indebtedness, bankruptcy and insolvency events, material judgments and liabilities, certain ERISA events, invalidity of guarantees and security documents under the senior secured credit facility and change of control.

Interest on term borrowings accrued, at the option of Warner Chilcott Holdings Company III, Limited, at LIBOR plus 2.75% or Adjusted Base Rate (“ABR”) plus 1.75% through April 24, 2006. On April 25, 2006, Warner Chilcott Holdings Company III, Limited and certain of our other subsidiaries entered into an amendment to its senior secured credit facility under which the interest rates applicable to outstanding and future term loans were reduced by 0.25%. These interest rates would be reduced by an additional 0.25% if: (i) Warner Chilcott Holdings Company III, Limited’s term loans receive a rating of B1 or higher from Moody’s Investors Service, Inc. and B+ or higher from Standard & Poor’s or (ii) Warner Chilcott Holdings Company III, Limited’s leverage ratio (as defined under the senior secured credit facility) is equal to or less than 5.75 to 1 and the additional reduction would remain in effect as long as the required ratings or leverage ratio were maintained. Warner Chilcott Holdings Company III, Limited also pays a commitment fee of 1.375% of the unused portion of the delayed-draw facility. As of March 31, 2006 there is no longer a delayed-draw commitment fee as these were fully drawn (see Note 4 to the Condensed Consolidated Financial Statements for the quarter ended March 31, 2006 included elsewhere in this prospectus for further discussion).

The interest rates on borrowings under the revolving credit facility accrue, at the option of Warner Chilcott Holdings Company III, Limited, at LIBOR plus 2.50% or ABR plus 1.50%. Warner Chilcott Holdings Company III, Limited also pays a commitment fee initially set at 0.5% of the unused portion of the revolving credit facility ($150.0 million unused as of March 31, 2006). The interest rate spreads for revolving credit loans and the revolving credit commitment fee are subject to downward adjustment conditioned upon reductions in its leverage ratio.

Effective May 3, 2005, Warner Chilcott Company, Inc. entered into interest rate swap contracts covering $450.0 million notional principal amount of its variable rate debt. Warner Chilcott Company, Inc.

was required under the terms of its senior secured credit facility to fix or otherwise limit its interest costs on at least 50% of its funded indebtedness for a specified period. By entering into these swap contracts, and by fixing the interest rate on certain LIBOR borrowings for six months, Warner Chilcott Company, Inc. satisfied this requirement. Warner Chilcott Company, Inc. entered into the interest rate swaps specifically to hedge a portion of its exposure to potentially adverse movements in variable interest rates. The swaps are accounted for in accordance with SFAS Nos. 133, 138, and 149.

The terms of the swaps are shown in the following table:

(dollars in millions)
Notional Principal Amount	Maturity Date	Receive Variable Rate	Pay Fixed Rate
$50.0	Nov-03-06	90 day LIBOR	3.900%
$200.0	May-03-07	90 day LIBOR	3.965%
$200.0	May-03-08	90 day LIBOR	4.132%

Senior Subordinated Notes

On January 18, 2005, Warner Chilcott Corporation, our wholly-owned U.S. subsidiary, issued $600.0 million principal amount of 8 3/4% senior subordinated notes due 2015 (the “notes”). The notes are guaranteed on a senior subordinated basis by Warner Chilcott Holdings Company III, Limited, Warner Chilcott Intermediate (Luxembourg) S.a.r.l., the U.S. operating subsidiary (Warner Chilcott (US), Inc.) and the Puerto Rican operating subsidiary (Warner Chilcott Company, Inc.). Interest payments on the notes are due semi-annually in arrears on each February 1 and August 1 beginning August 1, 2005. Proceeds from the issuance of the notes, net of issuance expenses of $27.2 million, were $572.8 million and were used to fund a portion of the Acquisition of Warner Chilcott PLC. Costs related to the issuance of the notes are being amortized to interest expense over the ten-year term of the notes using the effective interest method. The notes are unsecured senior subordinated obligations of Warner Chilcott Corporation, are guaranteed on an unsecured senior subordinated basis by Warner Chilcott Holdings Company III, Limited, and rank junior to all existing and future senior indebtedness, including indebtedness under the senior secured credit facility.

All or some of the notes may be redeemed at any time prior to February 1, 2010 at a redemption price equal to par plus a “make-whole” premium. On or after February 1, 2010, Warner Chilcott Holdings Company III, Limited may redeem all or some of the notes at redemption prices declining from 104.38% of the principal amount to 100.00% on or after February 1, 2013. In addition, Warner Chilcott Holdings Company III, Limited may, at its option, redeem up to 35.00% of the aggregate principal amount of the notes at any time prior to February 1, 2008 with the net cash proceeds of one or more equity offerings at a redemption price of 108.75% of the principal amount. If Warner Chilcott Holdings Company III, Limited or Warner Chilcott Corporation were to undergo a change of control, each note holder would have the right to require Warner Chilcott Corporation to repurchase the notes at a purchase price equal to 101.00% of the principal amount. The note indenture contains restrictive covenants that, among other things, limit the ability of Warner Chilcott Holdings Company III, Limited and its subsidiaries to incur or guarantee additional debt, redeem or repurchase capital stock and restrict the payment of dividends or distributions on such capital stock.

On July 15, 2005 Warner Chilcott Holdings Company III, Limited filed an S-4 registration statement covering the registration of an aggregate principal amount of $600.0 million of new 8 3/4% Senior Subordinated Notes due 2015 of Warner Chilcott Corporation that may be exchanged for an equal principal amount of the notes. The registration statement also covers the resale of the registered notes by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. and their affiliates that are affiliates of the registrant in market making transactions. On April 20, 2006 Warner Chilcott

Holdings Company III, Limited filed Amendment No. 1 to the registration statement. On April 21, 2006 the SEC declared the S-4 registration statement effective. Due to delays in having the S-4 registration statement declared effective, Warner Chilcott Holdings Company III, Limited incurred penalty interest on the notes beginning on December 15, 2005. As of April 21, 2006 the interest rate on the notes reverted to the stated 8 3/4% rate. On May 23, 2006, Warner Chilcott Corporation completed the exchange offer and exchanged all of the notes for new 8 3/4% Senior Subordinated Notes due 2015.

As of March 31, 2006, Warner Chilcott Holdings Company III, Limited’s funded debt included the following:

(dollars in millions)	Current Portion March 31, 2006	Long-Term Portion March 31, 2006	Total Outstanding March 31, 2006
Revolving credit loan	$—	$—	$—
Term loans	16.4	1,609.6	1,626.0
Senior Subordinated Notes	—	600.0	600.0

Total	$16.4	$2,209.6	$2,226.0

As of March 31, 2006, mandatory repayments of long-term debt in the remainder of 2006 and each of the five years ended December 31, 2007 through 2011 and thereafter were as follows:

(dollars in millions) Year Ending December 31,	Aggregate Maturities
2006	$12.3
2007	16.4
2008	16.4
2009	16.4
2010	16.4
2011	12.3
Thereafter	2,135.8

Total long-term debt	$2,226.0

Our ability to make scheduled payments of principal, or to pay the interest or additional interest, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on the current level of operations, we believe that cash flow from operations, available cash and short-term investments, together with borrowings available under the senior secured credit facility, will be adequate to meet our future liquidity needs throughout calendar 2006. Our assumptions with respect to future costs may not be correct, and funds available to us from the sources discussed above may not be sufficient to enable us to service our indebtedness, including the notes, or cover any shortfall in funding for any unanticipated expenses. In addition, to the extent we make future acquisitions, we may require new sources of funding including additional debt, or equity financing or some combination thereof. We may not be able to secure additional sources of funding on favorable terms or at all.

The carrying amount reported for long-term debt, other than the notes, approximates fair value because a significant portion of the underlying debt is at variable rates and reprices frequently. The fair value of the notes ($592.5 million) has been calculated based on comparable market yields on March 31, 2006.

Contractual Commitments

The following table summarizes our financial commitments as of March 31, 2006:

	Cash Payments due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
(dollars in millions)
Long-term debt:
Senior secured credit facility	$1,626.0	$12.3	$32.8	$32.8	$1,548.1
8.75% Senior Subordinated Notes due 2015	600.0	—	—	—	600.0
Sponsor advisory and management fees(1)	35.0	5.0	10.0	10.0	10.0
Supply agreement obligations	84.5	51.0	26.3	7.2	—
Lease obligations	7.6	3.2	3.0	1.2	0.2

Total Contractual Obligations	$2,353.1	$71.5	$72.1	$51.2	$2,158.3

(1)	Upon the consummation of an initial public offering the Sponsor advisory and management fee agreement terminates and the Company is required to pay the Sponsors, in the aggregate, approximately $30 million. In addition, the Company is required to repurchase all of the outstanding preferred stock in its subsidiary, Warner Chilcott Holdings Company II, Limited ($444.7 million as of March 31, 2006).

Supply agreement obligations consist of outstanding commitments for raw materials, royalties and commitments under non-cancelable minimum purchase requirements.

The table above does not include additional future purchase consideration we may owe to Pfizer in connection with our acquisitions of femhrt and Estrostep. These payments are contingent on the products maintaining market exclusivity through the expiration dates of certain patents. Assuming we maintain such exclusivity for the remaining duration of the patents, we would pay Pfizer additional amounts of up to $46.4 million in the aggregate for femhrt and $25.3 million in the aggregate for Estrostep in quarterly installments. These payments are expected to be made as follows: $28.8 million in less than one year, $31.3 million in one to three years and $11.6 million in three to five years. The table also does not reflect estimated annual interest payments on our indebtedness (excluding amortization of deferred financing costs) which would total approximately $180.0 million per year based on our debt balances and interest rates as of March 31, 2006.

In September 2005, the Company entered into agreements with LEO Pharma under which we acquired the rights to certain products under development. LEO Pharma also granted us a right of first refusal and last offer for U.S. sales and marketing rights to all products developed by LEO Pharma principally for the treatment or prevention of dermatological diseases through 2010. Under the product development agreement we may make payments to LEO Pharma upon the achievement of various developmental milestones that could aggregate up to $150.0 million. In addition, we have agreed to pay a supply fee and royalties to LEO Pharma on the net sales of those products. We may also agree to make additional payments for products that have not been identified or that are covered under the right of first refusal and last offer.

On January 21, 2006, the Company entered into an agreement with LEO Pharma to acquire an option to purchase certain rights with respect to a topical dermatology product in development for a purchase price of $3.0 million paid upon signing and an additional $3.0 million upon completion of development milestones.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

The principal market risk (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed is interest rates on debt. We had no foreign currency option contracts at March 31, 2006.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rate Risk

We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. We are required under our credit agreement to hedge a portion of our exposure to upward movements in variable interest rates. This obligation has been fulfilled through a combination of interest rate swaps creating hedges on $450.0 million of our variable rate debt and by borrowing a portion of our term credit facility under a six month LIBOR option.

Based on variable rate debt levels of $1,176.0 million as of March 31, 2006, after taking into account the impact of the interest rate swaps referred to above, a 1.0% change in interest rates would impact net interest expense by approximately $2.9 million per quarter.

Inflation

Inflation did not have a material impact on our operations during the quarters ended March 31, 2006 and 2005, the year ended December 31, 2005, and the fiscal years ended September 30, 2004, September 30, 2003 and the quarter ended December 31, 2004.

BUSINESS

Business Overview

We are a leading specialty pharmaceutical company focused on marketing, selling, developing and manufacturing branded prescription pharmaceutical products in women’s healthcare and dermatology in the United States. We have established strong franchises in these two areas through our precision marketing techniques and specialty sales forces of approximately 400 representatives. We believe that our proven product development capabilities, coupled with our ability to execute acquisitions and in-licensing transactions and develop partnerships, such as our relationship with LEO Pharma, will enable us to sustain and grow these franchises.

Our franchises are comprised of complementary portfolios of established branded, development-stage and new products, including our recently launched products, Loestrin 24 Fe and Taclonex. Our women’s healthcare franchise is anchored by our strong presence in the hormonal contraceptive and HT categories and our dermatology franchise is built on our established positions in the markets for psoriasis and acne therapies. In April 2006, we launched Loestrin 24 Fe, an oral contraceptive with a novel patented 24-day dosing regimen, with the goal of growing the market share position we have achieved with our Ovcon and Estrostep products in the hormonal contraceptive market. We also have a significant presence in the HT market, primarily through our products femhrt and Estrace Cream. In dermatology, our psoriasis product Dovonex enjoys the leading position in the United States for the non-steroidal topical treatment of psoriasis. We strengthened and extended our position in the market for psoriasis therapies with the April 2006 launch of Taclonex, the first once-a-day topical psoriasis treatment that combines betamethasone dipropionate, a corticosteroid, with calcipotriene, the active ingredient in Dovonex. Our product Doryx is the leading branded oral tetracycline in the United States for the treatment of acne. In 2005, we launched Doryx delayed-release tablets.

Our strategy is to grow our specialty pharmaceutical products business by focusing on therapeutic areas dominated by specialist physicians. We believe that we will continue to drive organic growth by employing our precision marketing techniques. Furthermore, we intend to supplement our growth and broaden our market position in our existing franchises through ongoing product development. Our internal product development is focused on new products, proprietary product improvements and new and enhanced dosage forms. In addition, we selectively review potential product in-licensing, acquisition and partnership opportunities within our franchises, such as our relationship with LEO Pharma, or in market segments that have characteristics similar to our current markets. We believe that our streamlined corporate organization and resulting ability to react rapidly to changing market dynamics enhances our ability to execute on our strategy.

The U.S. pharmaceutical market generated sales of approximately $260 billion in 2005 and has grown at a compound annual growth rate of approximately 7.5% since 2001, according to IMS. Large pharmaceutical companies have been consolidating and are focusing on developing and marketing “blockbuster” drugs that have the potential of generating more than $1 billion in annual revenues. The focus by large pharmaceutical companies on blockbuster products creates opportunities for specialty pharmaceutical companies like Warner Chilcott to compete effectively in smaller but lucrative therapeutic markets.

For the quarters ended March 31, 2006 and March 31, 2005, we recorded net losses of $27.3 million and $368.1 million on revenues of $166.5 million and $133.7 million, respectively. For the year ended December 31, 2005, we recorded a net loss from continuing operations of $556.6 million on revenues of $515.3 million, for the quarter ended December 31, 2004, we recorded a net loss from continuing operations of $29.1 million on revenues of $136.9 million, and for the fiscal years ended September 30, 2004 and 2003, we recorded net income from continuing operations of $143.0 million and $86.3 million on revenues of $490.2 million and $365.2 million, respectively. As of March 31, 2006 and December 31, 2005, the Company had total assets of $3,247.0 million and $3,018.2 million, respectively.

Dovonex and Taclonex Transactions

In April 2003, the Predecessor entered into a major strategic alliance in dermatology with LEO Pharma, the developer and owner of Dovonex and Taclonex (and owner of the patents covering these products), and Bristol-Myers, the then-exclusive licensee of Dovonex in the United States.

Dovonex is the leading non-steroidal topical treatment for psoriasis. For each quarter over the last four years, Dovonex has had the #1 share of both revenues and prescriptions in the non-steroidal topical treatment segment. Often prescribed as a combination therapy with a topical corticosteroid, we believe that Dovonex enjoys wide brand recognition and acceptance among dermatologists as a leading treatment for mild to moderate psoriasis. From April 2003 through December 2005, we promoted Dovonex in the United States under a co-promotion agreement with Bristol-Myers. Under the agreement, we promoted Dovonex and were compensated by Bristol-Myers for achieving sales of Dovonex above agreed levels. On January 1, 2006, we acquired the exclusive U.S. sales and marketing rights to Dovonex from Bristol-Myers for a purchase price of $205.2 million (including inventory on hand) plus a 5% royalty on net sales of Dovonex through 2007. We funded the payment of the purchase price by borrowing $200.0 million in delayed-draw term loans under our senior secured credit facility. On January 1, 2006, our license and supply agreement with LEO Pharma for Dovonex became effective and our co-promotion agreement with Bristol-Myers was terminated. Our acquisition of the U.S. sales and marketing rights to Dovonex did not require any significant launch costs or an increase in the size of our sales forces as we have been promoting Dovonex since 2003. Under the LEO Pharma license and supply agreement, we are required to pay LEO Pharma a supply fee for Dovonex equal to 20% of net sales and a royalty equal to 10% of net sales (each as calculated under the terms of the agreement). The royalty will be reduced to 5% if a generic equivalent is introduced.

Taclonex is a once-a-day topical psoriasis treatment that combines calcipotriene, the active ingredient in Dovonex, with the corticosteroid betamethasone dipropionate in a single treatment. In April 2003, we entered into agreements with LEO Pharma relating to the development and U.S. commercialization of Taclonex. Taclonex (also known in some countries as Dovobet or Daivobet) has been approved and is currently marketed by or on behalf of LEO Pharma in 70 countries, including the United Kingdom, Canada and France. LEO Pharma’s NDA for Taclonex was approved by the FDA on January 9, 2006. Under our agreements with LEO Pharma for Dovonex and Taclonex, we paid LEO Pharma $2.0 million in December 2001, an additional $10.0 million in April 2003 and a final milestone payment of $40.0 million on February 6, 2006 that was triggered by FDA approval of Taclonex. As of September 14, 2005, we became the exclusive licensee of Taclonex in the United States, subject to the terms of our agreement with LEO Pharma. Under the agreement we are required to pay LEO Pharma a supply fee for Taclonex ranging from 20% to 25% of net sales and royalties ranging from 10% to 15% of net sales (each as calculated under the terms of the agreement).

Expansion of LEO Pharma Relationship

LEO Pharma has agreed to expand the scope of our Dovonex and Taclonex licenses to include exclusive U.S. sales and marketing rights to all of LEO Pharma’s product improvements, new and enhanced dosage forms and new products that contain calcipotriene or a combination of calcipotriene and a steroid until 2020. LEO Pharma also granted us a right of first refusal and last offer for the U.S. sales and marketing rights to all products developed by LEO Pharma principally for the treatment or prevention of dermatological diseases through 2010. In connection with these expanded agreements, we paid LEO Pharma an aggregate of $37.0 million during the year ended December 31, 2005. We may make additional payments under these agreements upon the achievement of various development milestones relating to certain identified products and product improvements. These payments could aggregate up to $150.0 million. In addition, we have agreed to pay a supply fee and royalties to LEO Pharma on the net sales of those products. We may also agree to make additional payments for products that have not been identified or that are covered under the right of first refusal and last offer.

Strategy

We intend to continue to develop our specialty pharmaceutical products business by focusing on smaller but lucrative markets, driving organic growth by employing our precision marketing techniques, developing and marketing new products, proprietary product improvements and new and enhanced dosage forms and selectively reviewing potential product in-licensing, acquisition and partnership opportunities within our franchises, such as our relationship with LEO Pharma, or in market segments that have characteristics similar to our current markets.

Focus on Smaller but Lucrative Markets.    While large pharmaceutical companies are consolidating and focusing on developing and marketing “blockbuster” drugs that have the potential of generating more than $1 billion in annual revenues, we concentrate our efforts on branded products that are prescribed by physician specialists or where a high concentration of prescriptions for the products are written by a relatively small number of physicians. In either case, we have the ability to effectively and efficiently reach the target prescribers through our sales forces. We currently market a range of established specialty pharmaceutical products in several therapeutic categories within our women’s healthcare and dermatology franchises. In our women’s healthcare franchise, we are focusing on the oral contraceptives and hormone therapy therapeutic categories. In our dermatology franchise, we are focusing on the psoriasis and acne therapeutic categories. Given the relatively smaller size of our markets, our sales representatives are able to target the primary prescription writers of these products, OB/GYNs and dermatologists. The OB/GYNs and dermatologists to whom we promote our products account for a large percentage of the total prescriptions written in those markets.

Drive Organic Growth.    We seek to drive organic growth of our women’s healthcare and dermatology product franchises by employing our precision marketing techniques. We identify the OB/GYNs and dermatologists who are frequent prescribers of products in our categories and then target our sales forces’ activities to reach these physicians. Our sales forces promote our products to these high prescribing physicians with frequent face-to-face product presentations and by providing a consistent supply of product samples. Our sales representatives also strive to build strong professional relationships with their target physicians to maximize the impact of our selling efforts. We measure the performance of our sales representatives based on the changes in market share of our promoted products.

Our product pricing growth is in line with pricing growth of competing branded products and reviewed regularly by management. We believe that prices for branded products in our sectors are likely to continue to rise over time on a steady and sustainable basis, in line with historical trends.

Develop and Market New Products, Proprietary Product Improvements and New and Enhanced Dosage Forms.    Our product development is focused on new products with established regulatory guidance, extending proprietary protection of our products through proprietary product improvements and new and enhanced dosage forms, rather than on undertaking the costly, high-risk new drug discovery approach usually undertaken by large pharmaceutical and biotechnology companies. We have an experienced development team of scientists and technicians with proven expertise in the development of such products and have consistently demonstrated our ability to commercialize our development efforts.

Since March 2003, we have received approval from the FDA for the following products:

•	Femring

•	Ovcon 35 Chewable

•	Femtrace

•	Doryx delayed-release tablets

•	low dose femhrt

•	Loestrin 24 Fe

We launched Femring in June 2003, Doryx delayed-release tablets in September 2005, Femtrace, an oral estrogen therapy product, in November 2005, low dose femhrt in January 2006 and Loestrin 24 Fe and Taclonex in April 2006. By targeting our research and development efforts on our existing therapeutic categories, we believe we will be able to leverage the professional relationships our sales forces have built with high-prescribing specialist physicians.

Selectively Review Potential Product In-Licensing, Acquisition and Partnership Opportunities Within Our Franchises or in Market Segments that Have Characteristics Similar to Our Current Markets.    We intend to continue to evaluate opportunities to expand our pharmaceutical product portfolio by selectively reviewing potential product in-licensing, acquisition and partnership opportunities within our franchises, such as our relationship with LEO Pharma, or in market segments that have characteristics similar to our current markets, which complement our strategic focus on women’s healthcare and dermatology and can benefit from promotion by our sales forces. During the past five years, we have acquired a number of products through license or purchase, including the following:

•	Ovcon

•	Estrostep

•	femhrt

•	Dovonex

•	Taclonex

In addition, in September 2005, LEO Pharma agreed to expand the scope of our Dovonex and Taclonex licenses to include exclusive sales and marketing rights relating to all of LEO Pharma’s products and product improvements that contain certain specified ingredients in the United States until 2020. LEO Pharma has also granted us a right of first refusal and last offer for the U.S. sales and marketing rights to all products developed by LEO Pharma principally for the treatment or prevention of dermatological diseases through 2010.

Our Products

Our pharmaceutical business develops, manufactures, markets and sells branded prescription pharmaceutical products, predominantly in the United States.

Our Principal Products
	Product (Active Ingredient)	Indication	Patent Expiry(1)	2005 Revenue ($mm)
Women's Healthcare	Hormonal Contraception
	Loestrin 24 Fe (Norethindrone acetate and ethinyl estradiol)	Prevention of pregnancy	July 2014	Launched in April 2006
	Ovcon 35 and Ovcon 50 (Norethindrone and ethinyl estradiol)	Prevention of pregnancy	Patent expired prior to 2000	$90
	Estrostep (Norethindrone acetate and ethinyl estradiol)	Prevention of pregnancy and treatment of moderate acne in women who desire oral contraception	April 2008(2)	$81

	Hormone Therapy
	Femhrt 1/5 and .5/2.5 (Norethindrone acetate and ethinyl estradiol)	Oral treatment of moderate to severe vasomotor symptoms and urogenital symptoms associated with menopause	May 2010(2)	$61
	Estrace Cream (17-beta estradiol)	Vaginal cream for treatment of vaginal and vulval atrophy	Patent expired March 2001	$54

Dermatology	Psoriasis
	Taclonex(3) (Calcipotriene and betamethasone dipropionate)	Topical treatment of psoriasis	January 2020	Launched in April 2006
	Dovonex(4) (Calcipotriene)	Topical treatment of psoriasis	Ointment-December 2007 Cream and topical solution-June 2015	$132

	Acne
	Doryx (Doxycycline hyclate)	Oral adjunctive therapy for severe acne	April 2022	$96

(1)	See “Risk Factors—Risks Relating to Our Business—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.”
(2)	Pursuant to an agreement to settle patent litigation against Barr, we granted Barr a non-exclusive license to launch generic versions of the product six months prior to expiration of our patents.
(3)	Taclonex was previously referred to as “Dovobet.” The name was changed during the review by the FDA of the NDA for the product.
(4)	Prior to January 1, 2006, we co-promoted Dovonex under an agreement with Bristol-Myers. We did not own Dovonex in fiscal year 2005. The $132 million represents revenue in 2005 recorded by Bristol-Myers. We received $21 million in co-promotion fees under an agreement with Bristol-Myers. In January 2006, we acquired the exclusive U.S. sales and marketing rights to Dovonex and terminated our co-promotion agreement with Bristol-Myers.

Recently Launched Products

In April 2006, we launched Loestrin 24 Fe, an oral contraceptive with a novel patented 24-day dosing regimen. The majority of oral contraceptive products currently used in the United States are based on a regimen of 21 days of active hormonal pills followed by seven days of placebo. By contrast, with Loestrin 24 Fe women take the active pills for 24 consecutive days followed by four days of placebo. In a national survey of women aged 18 - 49 conducted by Harris Interactive® (funded by us), 85% of women who currently use or have ever used a birth control pill felt that having a shorter period would make a positive difference. The clinical data show that at the end of the sixth cycle, women who took Loestrin 24 Fe had periods that averaged 2.7 days, compared to 3.9 days with the traditional 21-day regimen.

In April 2006, we launched Taclonex, the first and only dual-action therapy of its kind. Taclonex is a once-a-day topical psoriasis treatment that combines betamethasone dipropionate with calcipotriene, the active ingredient in Dovonex. In clinical trials, 81% of patients using Taclonex achieved a significant reduction in disease severity after only 4 weeks of use as compared to 49% of patients using Dovonex alone and 64% of patients using betamethasone dipropionate alone. Many patients with psoriasis have adopted complicated dosing regimens including daily and intermittent use of multiple products. The once-daily dosing of Taclonex provides an opportunity to enhance patient compliance.

Revenues by product class/Percentage of total revenues

During the periods presented, the following product classes accounted for a significant percentage of consolidated revenues:

	Successor						Predecessor
	Quarter Ended March 31, 2006		Quarter Ended March 31, 2005		Year Ended December 31, 2005		Quarter Ended December 31, 2004		Fiscal Year Ended September 30, 2004		Fiscal Year Ended September 30, 2003
(dollars in millions)
Dermatology(1)	$62.3	37%	$29.6	22%	$116.8	23%	$25.0	18%	$77.3	16%	$54.1	15%
Oral Contraceptives	51.2	31%	42.0	31%	171.5	33%	40.0	29%	159.5	33%	123.7	34%
Hormone Therapy	33.8	20%	36.7	27%	137.4	27%	39.7	29%	151.6	31%	92.2	25%
PMDD (Sarafem)	10.6	6%	12.2	9%	41.6	8%	13.0	9%	59.5	12%	59.9	16%

(1)	For periods prior to 2006, amounts include co-promotion revenue from Bristol-Myers related to Dovonex.

For a discussion of product revenues and other results of our operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

History and Development of the Company

Our company has been formed through acquisitions and divestitures. We began commercial operations on January 5, 2005 when we acquired the Predecessor. The Predecessor was incorporated in 1968 as a sales and marketing organization focused on branded pharmaceutical products in Northern Ireland, but in September 2000 expanded into the U.S. pharmaceuticals market through the acquisition of a U.S. pharmaceutical business that marketed a portfolio of products including Ovcon and Estrace Cream. Between 2001 and 2004, the Predecessor disposed of its pharmaceutical services businesses and its U.K. pharmaceutical products businesses and focused its strategy on strengthening its pharmaceutical products business in the United States, specifically in the areas of women’s healthcare and dermatology.

Product and Related Acquisitions

We have built and strengthened our pharmaceutical products business since expanding into the U.S. market in September 2000 through the following product and related acquisitions:

•	In June 2001, we acquired Estrace Tablets, a branded estrogen therapy product, from Bristol-Myers for approximately $95 million.

•	In March 2002, we acquired Duricef, a cephalosporin antibiotic, and Moisturel, a skin moisturizing cream, from Bristol-Myers for approximately $40 million.

•	In January 2003, we acquired the U.S. sales and marketing rights for Sarafem, a selective serotonin reuptake inhibitor for the treatment of PMDD, which is a severe form of premenstrual syndrome, from Lilly for approximately $295 million and paid an additional $10.0 million in 2004 to exercise our option to make the license of those rights exclusive.

•	In March 2003, we acquired the oral contraceptives Loestrin and Estrostep, and in April 2003, we acquired femhrt, an oral estrogen-progestogen therapy, from Pfizer for approximately $359 million, plus additional payments of up to $125.0 million, depending on how long market exclusivity for Estrostep and femhrt is maintained. In March 2004, we granted Duramed an exclusive license in the United States and Canada to market, distribute and sell our then-marketed Loestrin and Minestrin oral contraceptive products for $45.0 million.

•	In March 2004, for $1.0 million, Barr granted us an option to acquire a five-year exclusive license under Barr’s ANDA for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, we exercised this option for an additional payment of $19.0 million. The Barr arrangement provides us with a reliable source of supply for this product.

•	In May 2004, we purchased a pharmaceutical manufacturing facility in Fajardo, Puerto Rico from Pfizer for approximately $4 million. This will enable us over time to reduce our dependence on third-party manufacturing, although we anticipate that we will continue to outsource the manufacturing of some products to third parties. The facility has the capacity to accommodate the development and manufacture of additional products.

•	On January 1, 2006 we purchased the rights to exclusively market and sell Dovonex in the United States from Bristol-Myers for $205.2 million (including inventory on hand).

•	In February 2006, we paid the final milestone payment to LEO Pharma of $40.0 million, which was triggered when Taclonex received FDA approval.

Research and Development

Our research and development team has significant experience and proven capabilities in specialty chemistry, pharmaceutical development and clinical development. We focus our research and development efforts primarily on developing new products that target therapeutic areas with established regulatory guidance, making proprietary improvements to our existing products and developing new and enhanced dosage forms. Improvements to existing products generally involve less development and regulatory risk and shorter time lines from concept to market. Through this focused approach to research and development, we seek to enhance the value of our franchises by investing in relatively low-risk projects. Our investment in research and development consists of our internal development costs, fees paid to contracted development groups and license fees paid to license rights to products in development by third parties. License fees and milestone payments are recognized as research and development expense unless and until they relate to products approved by the FDA.

During the quarter ended March 31, 2006 we invested $9.6 million, a 94% increase over the prior year quarter. Included in our investment in the quarter ended March 31, 2006 is $3.0 million representing the cost to acquire an option to purchase certain rights with respect to a topical dermatological product currently in development by LEO Pharma. During the year ended December 31, 2005, we invested $58.6 million in R&D activities, a 121% increase over our investment of $26.6 million during the fiscal year ended September 30, 2004. This increase reflected our initial payments of $37.0 million to LEO Pharma for the exclusive U.S. sales and marketing rights to all of LEO Pharma’s product improvements, new and enhanced dosage forms and new products that contain calcipotriene or a combination of calcipotriene and a steroid until 2020 and a right of first refusal and last offer for the U.S. sales and marketing rights to all products developed by LEO Pharma principally for the treatment or prevention of dermatological diseases through 2010. Our investment in 2005 included activities associated with our efforts to obtain regulatory approval for Loestrin 24 Fe, low dose femhrt and delayed-release Doryx tablets. We received FDA approval for low dose femhrt in January 2005, delayed-release Doryx tablets in May 2005 and Loestrin 24 Fe in February 2006. We launched delayed-release Doryx tablets and Femtrace in September 2005 and November 2005, respectively, low dose femhrt in January 2006 and Loestrin 24 Fe in April 2006. As of March 31, 2006, our research and development team consisted of 68 professionals. Our in-house expertise in product development and regulatory affairs allows us to prepare and submit NDAs with the FDA.

Sales and Marketing

We employ precision marketing techniques to identify and target physicians with the highest potential to prescribe our products. Our marketing team, together with their sales colleagues, perform comprehensive analyses of market share information to develop strategies and tactics to maximize the market share and sales growth of our products. Through precision marketing, which allows us to efficiently size, deploy, direct and compensate our sales forces, we have been able to grow market share, sustain product sales growth, revitalize acquired products and successfully launch new products.

During 2005, we reorganized our sales forces to focus our promotional efforts by therapeutic category. We now have a women’s healthcare specialty sales force that promotes oral contraceptives to OB/GYNs, a dermatology specialty sales force that promotes our dermatology products to dermatologists, our Chilcott Labs sales force that promotes hormone therapy to OB/GYNs and a portfolio sales force for all of our promoted products in geographic territories lacking the density to support specialty promotional efforts. As of March 31, 2006, we employed approximately 400 sales representatives.

Customers

While the ultimate end-users of our products are the individual patients to whom our products are prescribed by physicians, our direct customers include certain of the nation’s leading wholesale pharmaceutical distributors, such as McKesson Corporation, AmerisourceBergen Corporation and Cardinal Health, Inc., major retail drug and grocery store chains, such as CVS, and selected mass merchants, such as Wal-Mart. During the periods presented, the following customers accounted for 10% or more of our revenues:

	Successor			Predecessor
	Quarter Ended March 31, 2006	Quarter Ended March 31, 2005	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Fiscal Year Ended September 30, 2004	Fiscal Year Ended September 30, 2003
McKesson	29%	26%	28%	22%	31%	32%
Cardinal	25%	20%	14%	20%	17%	20%
AmerisourceBergen	14%	16%	19%	16%	14%	14%
CVS	12%	11%	10%	10%	10%	9%

Competition

The pharmaceutical industry is highly competitive. Our branded products compete with brands marketed by other pharmaceutical companies including large, fully integrated concerns with financial, marketing, legal and product development resources substantially greater than ours.

Our principal competitors are in the United States and include:

•	Hormonal Contraceptives—Johnson & Johnson (Ortho Tri-Cyclen® Lo, Ortho Evra®), Schering A.G./Berlex Laboratories, Inc. (Yasmin®, Yaz®), Akzo Nobel N.V./Organon (Nuvaring®) and Barr Pharmaceuticals, Inc. (Seasonale®);

•	Hormone Therapy—Wyeth (Premarin®, Premarin® Vaginal Cream, Prempro™, Premphase®), Pfizer, Inc. (Estring®), Schering A.G./Berlex Laboratories, Inc. (Climara®, Menostar®) and Barr Pharmaceuticals, Inc. (Cenestin®);

•	Doryx—Medicis Pharmaceutical Corporation (Dynacin®) and Bradley Pharmaceutical (Adoxa®); and

•	Psoriasis—Galderma Laboratories, L.P. (Clobex®), Connetics Corporation (Olux® foam, Luxíq® foam), Allergan, Inc. (Tazorac®).

Our branded pharmaceutical products are or may become subject to competition from generic equivalents. Ovcon, Estrace Tablets and Estrace Cream are currently not protected by patents. See “Risk Factors—Risks Relating to Our Business—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.” Generic equivalents for some of our branded pharmaceutical products are sold by other pharmaceutical companies at lower prices. As a result, drug retailers have economic incentives to fill prescriptions for branded products with generic equivalents when available. After the introduction of a generic competitor, a significant percentage of the prescriptions written for the branded product may be filled with the generic version at the pharmacy, resulting in a commensurate loss in sales of the branded product.

Potential generic entrants may also challenge our patents. Under an agreement to settle patent claims against Barr relating to our Estrostep oral contraceptive and our femhrt hormone therapy product, we granted Barr a non-exclusive license to launch generic versions of Estrostep and femhrt six months prior to patent expiration in 2008 and 2010, respectively. We cannot predict what effect, if any, this will have on our results of operations. In addition, legislation enacted in the United States allows or, in a few instances, in the absence of specific instructions from the prescribing physician, mandates the use of generic products rather than brand name products where a generic equivalent is available. The availability of generic equivalent products may cause a material decrease in revenue from our branded pharmaceutical products.

The pharmaceutical industry is characterized by rapid product development and technological change. Our pharmaceutical products could be rendered obsolete or made uneconomical by the development of new pharmaceutical products to treat the conditions addressed by our products, technological advances affecting the cost of production, or marketing or pricing actions by one or more of our competitors. Our business, results of operations and financial condition could be materially adversely affected by any one or more of these developments. Our competitors may also be able to complete the regulatory process for new products before we are able to do so and, therefore, may begin to market their products in advance of our products. We believe that competition among both branded and generic pharmaceuticals in the markets in which we compete will continue to be based on, among other things, product efficacy, safety, reliability, availability, promotional sampling and price.

Manufacturing, Supply and Raw Materials

In May 2004, we purchased an approximately 194,000 sq. ft. pharmaceutical manufacturing facility located in Fajardo, Puerto Rico from Pfizer. Adjacent to the facility is an approximately 24,000 sq. ft. warehouse and 102,000 sq. ft. parking lot, both of which we lease from third parties. The Fajardo facility currently manufactures our Estrostep, Ovcon 50 and Loestrin 24 Fe oral contraceptives and packages femhrt, Ovcon 35, delayed-release Doryx tablets and Dovonex and Taclonex samples. We are in the process of qualifying the facility to manufacture Ovcon 35 Chewable. We are also in the process of transferring Femtrace packaging to the Fajardo facility. Our intention is that the Fajardo facility will become our primary site for the manufacture and packaging of our oral dose products. However, until we qualify the Fajardo facility to manufacture more of our oral dose products, we will be dependent on third parties for the manufacturing, and therefore, supply of many of our products. We will continue to rely on our licensors for supply of Doryx, Dovonex and Taclonex. We conduct quality assurance audits of our manufacturing and other property sites and the related records and our contract manufacturers’ sites and records to confirm compliance with the relevant regulatory requirements. We also utilize our facility in Larne, Northern Ireland to manufacture our vaginal rings.

The following table lists the contract manufacturers for certain of our products:

Product	Third-Party Manufacturer	Expiration
Doryx	FH Faulding & Co Limited	December 2009, renewable thereafter by mutual agreement
Estrace Cream	Contract Pharmaceuticals Limited	February 2010
femhrt	Barr	September 2007
Femtrace	Pharmaceutics International, Inc.	June 2010
Ovcon 35	Barr	May 2009
Dovonex	LEO Pharma	January 2020
Taclonex	LEO Pharma	January 2020

The products listed above accounted for a significant percentage of our product sales in the quarter ended March 31, 2006. If a supplier suffers an event that causes it to be unable to manufacture our product requirements for an extended period, the resulting shortages of inventory could have a material adverse effect on our business. See “Concentration of Credit Risk, Reliance on Significant Suppliers and Reliance on Major Products” in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for information concerning supplier concentration. Also see “Risk Factors—Risks Relating to Our Business—Delays in production could have a material adverse impact on our business.”

Patents, Proprietary Rights and Trademarks

Protecting our intellectual property, such as trademarks and patents, is a key part of our strategy.

Patents, Trade Secrets and Proprietary Knowledge

We rely on patents, trade secrets and proprietary knowledge to protect our products. We take steps to enforce our legal rights against third parties when we believe that our intellectual property or other proprietary rights have been infringed. For example, we pursued a legal action against Teva Pharmaceuticals for infringement of our patent on Sarafem. We received a favorable judgment in that action which has been affirmed on appeal. In addition, we filed a complaint against Berlex Inc. and Schering A.G. in the U.S. District Court for the District of New Jersey alleging that Berlex and Schering are willfully infringing the patent covering our Loestrin 24 Fe oral contraceptive in connection with the marketing and sale of Yaz®. See “—Legal Proceedings” and Note 13 of the Notes to the Condensed Consolidated Financial Statements for the quarter ended March 31, 2006 included elsewhere in this prospectus for a description of our litigation. We also seek to protect our proprietary rights by filing applications for patents on certain inventions, and entering into confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, licensees and other companies. However, we do not ultimately control whether we will be successful in enforcing our legal rights against third party infringers, whether our patent applications will result in issued patents, whether our confidentiality, non-disclosure and assignment of invention agreements will not be breached and whether we will have adequate remedies for any such breach, or that our trade secrets will not otherwise become known by competitors. In addition, some of our key products are not protected by patents and proprietary rights and therefore are or may become subject to competition from generic equivalents. For a further discussion of our competition, see “—Competition” and “Risk Factors—Risks Relating to Our Business—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.”

Trademarks

Due to our branded product focus, we consider our trademarks to be valuable assets. Therefore, we actively manage our trademark portfolio, maintain long-standing trademarks and obtain trademark registrations for new brands in all jurisdictions in which we operate. The names indicated below are certain of our key registered trademarks, some of which may not be registered in all relevant jurisdictions:

Doryx	Femtrace
Estrace	Loestrin
Estrostep	Ovcon
femhrt	Sarafem
Femring	Warner Chilcott

We also police our trademark portfolio against infringement. However, our efforts may be unsuccessful against competitors or other violating entities and we may not have adequate remedies for any breach because, for example, a violating company may be insolvent.

As of September 14, 2005 and January 1, 2006, we became the exclusive licensee of the trademark for Taclonex and Dovonex, respectively, in the United States.

Government Regulation

The pharmaceutical industry is subject to regulation by regional, national, state and local agencies, including the FDA, the Drug Enforcement Administration, the Department of Justice, the Federal Trade Commission, the Office of Inspector General of the U.S. Department of Health and Human Services, the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Occupational Safety and Health Administration and the Environmental Protection Agency, as well as by governmental authorities in those foreign countries in which we distribute some of our products. The FDCA, the Public Health Service Act and other federal and state statutes and regulations govern to varying degrees the research, development and manufacturing of, and commercial activities relating to, prescription pharmaceutical products, including pre-clinical and clinical testing, approval, production, labeling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information and promotion. The manufacture and disposal of pharmaceutical products in the United States is also regulated by the Environmental Protection Agency.

The process of testing, data analysis, manufacturing development and regulatory review necessary to obtain and maintain required governmental approvals is costly. Non-compliance with applicable legal and regulatory requirements can result in civil and criminal fines, recall of products, the total or partial suspension of manufacture and/or distribution, seizure of products, injunctions, whistleblower lawsuits, failure to obtain approval of pending product applications, withdrawal of existing product approvals, exclusion from participation in government healthcare programs and other sanctions. Any threatened or actual government enforcement action can also generate adverse publicity and require that we devote substantial resources that could otherwise be used productively on other aspects of our business.

FDA Approval Requirements

FDA approval is required before a prescription drug can be marketed, except for a very small category of grandfathered drugs that have been on the market unchanged since prior to 1938. For innovative, or non-generic, new drugs, an FDA-approved NDA is required before the drugs may be marketed in the United States. The NDA must contain data to demonstrate that the drug is safe and effective for its intended uses, and that it will be manufactured to appropriate quality standards. In order to demonstrate safety and effectiveness, an NDA generally must include or reference pre-clinical data from animal and laboratory testing and clinical data from controlled trials in humans. For a new chemical entity, this generally means that lengthy, uncertain and rigorous pre-clinical and clinical testing must be conducted. For compounds that have a record of prior or current use, it may be possible to utilize existing data or medical literature and limited new testing to support an NDA. Any pre-clinical laboratory and animal testing must comply with the FDA’s good laboratory practice and other requirements. Clinical testing in human subjects must be conducted in accordance with the FDA’s good clinical practice and other requirements.

In order to initiate a clinical trial, the sponsor must submit an investigational new drug application, or IND, to the FDA or meet one of the narrow exemptions that exist from the IND requirement. Clinical research must also be reviewed and approved by independent institutional review boards, or IRBs, at the sites where the research will take place, and the study subjects must provide informed consent.

The FDA can, and does, reject new drug applications, require additional clinical trials, or grant approvals on only a restricted basis even when product candidates performed well in clinical trials. The FDA regulates and often inspects manufacturing facilities, equipment and processes used in the manufacturing of pharmaceutical products before granting approval to market any drug. Each NDA submission requires a substantial user fee payment unless a waiver or exemption applies. The FDA has committed generally to review and make a decision concerning approval on an NDA within 10 months, and on a new priority drug within six months. However, final FDA action on the NDA can take substantially longer, and where novel issues are presented there may be review and recommendation by an independent FDA advisory committee. The FDA can also refuse to file and review an NDA it deems incomplete or not properly reviewable.

The FDA continues to review marketed products even after approval. If previously unknown problems are discovered or if there is a failure to comply with applicable regulatory requirements, the FDA may restrict the marketing of an approved product, cause the withdrawal of the product from the market, or under certain circumstances seek recalls, seizures, injunctions or criminal sanctions. For example, the FDA may require an approved marketing application or additional studies for any marketed drug product if new information reveals questions about a drug’s safety or effectiveness. In addition, changes to the product, the manufacturing methods or locations, or labeling are subject to additional FDA approval, which may or may not be received, and which may be subject to a lengthy FDA review process.

Additional FDA Regulatory Requirements

All drugs must be manufactured, packaged and labeled in conformity with cGMP requirements, and drug products subject to an approved application must be manufactured, packaged, labeled and promoted in accordance with the approved application. Certain of our products must also be packaged with child-resistant and senior friendly packaging under the Poison Prevention Packaging Act and Consumer Product Safety Commission regulations. Our third-party manufacturers must also comply with cGMP requirements. In complying with cGMP requirements, manufacturers must continually expend time, money and effort in production, record keeping and quality assurance and control to ensure that the product meets applicable specifications and other requirements for product safety, efficacy and quality. The FDA and other regulatory agencies periodically inspect drug manufacturing facilities to ensure compliance with applicable cGMP requirements. Failure to comply with the statutory and regulatory requirements, including, in the case of our own manufacturing facility, certain obligations that we assumed in our purchase of the facility arising out of a consent decree entered into by the previous owner before a U.S. District Court, subjects the manufacturer to possible legal or regulatory action.

The distribution of pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors at the state level. Under the PDMA and state law, states require the registration of manufacturers and distributors who provide pharmaceuticals in that state, including in certain states manufacturers and distributors who ship pharmaceuticals into the state even if such manufacturers or distributors have no place of business within the state. The PDMA and state laws impose requirements and limitations upon drug sampling to ensure accountability in the distribution of samples. The PDMA sets forth civil and criminal penalties for violations of these and other provisions. The FDA and the states are still implementing various sections of the PDMA.

Other reporting and recordkeeping requirements also apply for marketed drugs, including, for prescription products, requirements to review and report cases of adverse events. Product advertising and promotion are subject to FDA and state regulation, including requirements that promotional claims conform to any applicable FDA approval and be appropriately balanced and substantiated. Adverse experiences with the use of products can result in the imposition of market restrictions through labeling changes or in product removal.

Other U.S. Regulation

Our sales, marketing and scientific/educational programs must comply with applicable requirements of the anti-kickback provisions of the Social Security Act, the False Claims Act, the Veterans Healthcare Act, and the implementing regulations and policies of the U.S. Health and Human Services Office of Inspector General and U.S. Department of Justice, as well as similar state laws. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and regulatory safe harbors are often limited, and promotional practices may be subject to scrutiny if they do not qualify for an exemption or safe harbor. In addition, all of our activities are potentially subject to federal and state consumer protection and unfair competition laws. We are subject to possible administrative and legal proceedings and actions under these laws. Such actions may result in the imposition of civil and criminal sanctions, which may include fines, penalties and injunctive or administrative remedies. See Note 13 of the Notes to the Condensed Consolidated Financial Statements for the quarter ended March 31, 2006 included elsewhere in this prospectus.

In recent years, Congress and some state legislatures have considered a number of proposals and have enacted laws that could effect major changes in the health care system, either nationally or at the state level. On December 8, 2003, new Medicare legislation was enacted that provides out-patient prescription drug reimbursement beginning in 2006 for all Medicare beneficiaries. The federal government and the private plans contracting with the government to deliver this new benefit, through their purchasing power under these programs, are demanding discounts from pharmaceutical companies, and these pressures may implicitly create price controls on prescription drugs.

We also participate in the Federal Medicaid rebate program established by the U.S. Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. Under the Medicaid rebate program, we pay a rebate to each state Medicaid program for our products that are reimbursed by those programs. The Medicaid rebate amount is computed each quarter based on our submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services of our current average manufacturing price and best price for each of our products. The terms of our participation in the program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or underage in our rebate liability for past quarters, depending on the direction of the correction. In addition to retroactive rebates (and interest, if any), if we are found to have knowingly submitted false information to the government, the statute provides for civil monetary penalties in the amount of $100,000 per item of false information. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. Based upon our past practice and experience, to the extent that we were required to correct prices reported in previous quarters, we would not expect such corrections to have a material adverse effect on us.

U.S. Manufacturing for Export

Products marketed outside of the United States that are manufactured in the United States are subject to certain FDA regulations, including rules governing export, as well as regulation by the country in which the products are sold. We currently supply Loestrin and Minestrin to Barr in Canada. While we do not currently have plans to market any of our U.S. products in other countries, except the sale of femhrt in Canada, we may do so from time to time.

Regulation in the United Kingdom

Though we have divested our businesses in the United Kingdom, we are still subject to regulation in certain areas by the U.K. Medicines and Healthcare Products Regulatory Agency (the “MHRA”). For example, our facility in Larne, Northern Ireland is approved and regularly inspected by the MHRA. The United Kingdom Medicines Act of 1968 and the regulations made under that act govern applications for marketing authorizations for human use in the United Kingdom and impose additional burdens on manufacturers and promoters of pharmaceuticals sold in the United Kingdom. We contract manufacture Menoring (known as Femring in the United States) for Galen Limited (formerly Nelag Limited) in the United Kingdom.

Seasonality

Our results of operations are minimally affected by seasonality.

Property, Plant and Equipment

In May 2004, we purchased an approximately 194,000 sq. ft. pharmaceutical manufacturing facility located in Fajardo, Puerto Rico from Pfizer. The Fajardo facility currently manufactures our Estrostep, Ovcon 50 and Loestrin 24 Fe oral contraceptives and packages femhrt, Ovcon 35, delayed-release Doryx tablets and Dovonex and Taclonex samples. We are in the process of qualifying the facility to manufacture Ovcon 35 Chewable. We are also in the process of transferring Femtrace packaging to our Fajardo facility. Our intention is that the Fajardo facility will become our primary site for the manufacture of our oral dose products. For a discussion of our Fajardo facility, see “—Manufacturing, Supply and Raw Materials.”

We also own a 106,000 sq. ft. FDA approved facility in Larne, Northern Ireland, 43,000 sq. ft. of which is leased to a third party. The remainder is dedicated to the manufacture of our vaginal rings, research and product development as well as development of analytical methods.

We lease approximately 56,000 sq. ft. of office space in Rockaway, New Jersey, where our U.S. operations are headquartered.

Employees

As of March 31, 2006, we had 977 employees. The employees of our production, warehousing and manufacturing departments located at our facility in Larne, Northern Ireland are covered by a labor agreement that may be terminated at any time. This labor agreement currently remains in effect. We believe that our employee relations are satisfactory.

Environmental Matters

Our operations and facilities are subject to U.S. and foreign environmental laws and regulations, including those governing air emissions, water discharges, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, or third party property damage or personal injury claims, in the event of violations or liabilities under these laws and regulations, or non-compliance with the environmental permits required at our facilities. Potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future.

We acquired our Fajardo, Puerto Rico facility from Pfizer in 2004. Under the purchase agreement, Pfizer retained certain liabilities relating to preexisting contamination and indemnified us, subject to certain limitations, for other potential environmental liabilities. While we are not aware of any material claims or obligations relating to this site, other current or former manufacturing sites, or any off-site location where we sent hazardous wastes for disposal, the discovery of additional contaminants or the imposition of additional cleanup obligations at Fajardo or at other sites, or the failure of any other party to meet its financial obligations to us, could result in significant liability.

Legal Proceedings

Hormone Therapy Product Liability Litigation

Approximately 450 product liability suits have been filed against us related to our HT products, femhrt, Estrace, Estrace Cream and medroxyprogesterone acetate. The cases are in the early stages of litigation and we are in the process of analyzing and conducting investigations of the individual complaints.

The lawsuits were likely triggered by the July 2002 announcement by the National Institutes of Health (“NIH”) of the early termination of one of two large-scale randomized controlled clinical trials, which were part of the Women’s Health Initiative (“WHI”), examining the long-term effect of HT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer in postmenopausal women. In the terminated arm of the trial, which examined combined estrogen and progestogen therapy (the “E&P Arm of the WHI Study”), the safety monitoring board determined that the risks of long-term estrogen and progestogen therapy exceeded the benefits, when compared to a placebo. The estrogen used in this trial was conjugated equine estrogen and the progestin was medroxyprogesterone acetate, the compounds found in Prempro, a Wyeth product used by more than six million women (at the inception of the trial) in the United States each day. According to the article summarizing the principal results from the E&P Arm of the WHI Study in the July 17, 2002 issue of the Journal of the American Medical Association, despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke and blood clots in patients randomized to the estrogen and progestogen therapy. Numerous lawsuits were filed against Wyeth, as well as against other manufacturers of HT products, after the publication of the summary of the principal results of the E&P Arm of the WHI Study.

Approximately 75% of the complaints filed against us do not specify the HT drug alleged to have caused the plaintiff’s injuries. These complaints broadly allege that the plaintiff suffered injury as a result of an HT product. The Company has sought the dismissal of lawsuits that, after further investigation, do not involve any of our products. The Company has successfully reduced the number of HT suits we will have to defend. Of the approximately 450 suits that were filed, 294 have been dismissed and 63 involving Estrace have been successfully tendered to Bristol-Myers’s defense counsel pursuant to an indemnification provision in the asset purchase agreement pursuant to which we acquired Estrace. The purchase agreement included an indemnification agreement whereby Bristol-Myers indemnified us for product liability exposure associated with Estrace products that were shipped prior to July 2001. We have forwarded agreed upon dismissal motions in another 30 cases to plaintiffs’ counsel.

We maintain product liability insurance coverage for claims in excess of $10 million and up to $30 million. We are self-insured for liability in excess of $30 million and up to $40 million, and have insurance coverage for liability from $40 million to $50 million, have coinsurance for amounts from $50 million to $100 million (split 75% self-insured and 25% covered by the insurance carrier), above which we are self-insured. The insurance may not apply to damages or defense costs related to any claim arising out of HT products with labeling that does not conform completely with FDA hormone replacement therapy communications to manufacturers of HT products. Labeling changes for Estrace Tablets that conform to such communications are currently pending before the FDA. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated. An estimate of the range of potential loss, if any, to us relating to these proceedings is not possible at this time.

FTC Lawsuits Regarding Exercise of Option for a Five-Year Exclusive License to ANDA Referencing Ovcon 35

In March 2004, for $1.0 million, Barr granted us an option to acquire a five-year exclusive license under an ANDA owned by a unit of Barr for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, we exercised this option for an additional payment of $19.0 million. At that time, we entered into a finished product supply agreement under which Barr agreed to provide us with our requirements for finished Ovcon products throughout the term of the license. Barr is our sole source of supply for this product.

On November 7, 2005, the FTC and 21 states plus the District of Columbia filed suit against us and Barr in the U.S. District Court for the District of Columbia. An additional 13 states subsequently joined the suit. The FTC suit alleges that our agreements with Barr relating to Ovcon 35 (the “Ovcon Agreements”) constitute unfair competition under Section 5 of the FTC Act and seeks an injunction to remove the Ovcon Agreements’ exclusivity provisions and other equitable relief. The suit by the state plaintiffs alleges that the Ovcon Agreements violate Section 1 of the Sherman Act and various state antitrust and consumer protection statutes. The state plaintiffs seek civil penalties, injunctive and equitable relief, and attorneys’ fees. At the scheduling conference on April 4, 2006 the Court ruled that unless plaintiffs and defendants agreed that there were no material facts at issue, no party may file a motion for summary judgment until the Court sets a briefing schedule at the conference scheduled for January 5, 2007. On May 25, 2006 the state plaintiffs filed a motion for leave to file a per se motion for summary judgment. We intend to oppose the motion.

Eight direct purchaser lawsuits have been filed against us and Barr in the U.S. District Court for the District of Columbia. The direct purchaser plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act. Six of the lawsuits are class actions in which the direct purchaser plaintiffs seek to certify and represent a class of plaintiffs consisting of all persons in the United States that directly purchased Ovcon 35 from us after the Ovcon Agreements were entered into. On April 14,

2006 the six direct purchaser class action plaintiffs jointly filed an amended consolidated class action complaint and dismissed their complaints in the remaining five cases. The proposed class includes retail pharmacies, distributors and wholesalers. The remaining two suits are brought on behalf of individual direct purchasers. All of the direct purchaser plaintiffs seek treble damages, injunctive relief, and costs including attorneys’ fees.

One third-party-payor class action lawsuit has been filed against us and Barr in the U.S. District Court for the District of Columbia. The third-party-payor plaintiffs seek to certify and represent a class of all third-party-payors in the United States who purchased, reimbursed and/or paid for Ovcon 35 after the Ovcon Agreements were entered into. The proposed class includes insurance companies and employee benefit plans. The third-party-payor plaintiffs allege in their first amended complaint that the Ovcon Agreements violate Section 1 of the Sherman Act, the antitrust laws of twenty-three states and the District of Columbia, the consumer protection acts of all fifty states and the District of Columbia, and constitute a cause of action for unjust enrichment in unspecified jurisdictions. The third-party-payor plaintiffs seek an injunction, treble damages, the amounts by which defendants have been unjustly enriched, restitution, disgorgement, a constructive trust, and costs including attorneys’ fees. On April 14, 2006 the third-party-payor plaintiffs filed a second amended class action complaint. In response to defendants’ previous motion to dismiss, the third-party-payor plaintiffs dropped antitrust claims in two states and consumer protection claims in forty-seven states and the District of Columbia. On May 3, 2006 defendants moved to partially dismiss the third-party-payor plaintiffs’ claims. In particular, defendants moved to dismiss plaintiffs’ claims brought under the laws of twenty-one states and the District of Columbia, unjust enrichment law, and all claims brought by plaintiff United Food. The third-party-payor plaintiffs opposed the motion. The motion is fully briefed and is pending before the Court.

On March 6, 2006, a personal use consumer plaintiff filed a class action lawsuit against us and Barr in the U.S. District Court for the District of Columbia. The consumer plaintiff alleges in her original complaint that the Ovcon Agreements violate Sections 1 and 2 of the Sherman Act, the antitrust laws of eighteen states and the unjust enrichment laws of fifty states. The consumer plaintiff seeks to certify three separate classes: 1) all persons who purchased Ovcon 35 for personal use who are seeking injunctive relief, disgorgement and restitution under the Sherman Act; 2) all persons in the eighteen states referenced above who purchased Ovcon 35 for personal use; and 3) all persons who purchased Ovcon 35 for personal use. The consumer plaintiff seeks treble damages, injunctive relief, restitution, disgorgement, and costs including attorney’s fees. On April 19, 2006 the consumer plaintiff filed an amended class action complaint. The amended complaint dropped antitrust claims in four states and added an additional named plaintiff. On May 5, 2006 defendants moved to partially dismiss the consumer plaintiff’s claims. In particular, we moved to dismiss the consumer plaintiff’s claims brought under the laws of twelve states, N.Y. Gen. Bus. Law §§ 349, et seq., and unjust enrichment law. The consumer plaintiffs opposed the motion. The motion is fully briefed and is pending before the Court.

We are contesting these lawsuits vigorously. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated by us. An estimate of the range of potential loss, if any, to us relating to these proceedings is not possible at this time. Notwithstanding our belief that an unfavorable outcome is unlikely, if the plaintiffs in these private lawsuits are ultimately successful, we may be required to pay damages which could have an adverse impact on our results of operations and cash flows. Also, an adverse result in the FTC and state actions could adversely affect our profits and cash flows by, for example, making it more difficult for us to obtain a supply of Ovcon or facilitating generic competition for this product.

Patent Infringement

On March 27, 2006, Warner Chilcott Company, Inc. (“WCCI”), an indirect subsidiary of the Company, filed suit against Berlex and Schering in the U.S. District Court for the District of New Jersey alleging that Berlex and Schering are willfully infringing WCCI’s U.S. Patent No. 5,552,394 in connection with the marketing and sale of Yaz®. We are seeking treble damages, costs and a permanent injunction against Berlex and Schering. The patent covers our Loestrin 24 Fe oral contraceptive, which was approved by the FDA on February 17, 2006. We cannot provide any assurance as to when the case will be decided or whether the court will find that WCCI’s patent is being infringed by Berlex and Schering.

General Matters

We are involved in various legal proceedings of a nature considered normal to our business, including product liability and other litigation and contingencies. We record reserves related to these legal matters when we conclude that losses related to such litigation or contingencies are both probable and reasonably estimable. We self insure for liability not covered by product liability insurance based on an estimate of potential product liability claims. We develop such estimates in consultation with our insurance consultants and outside legal counsel.

MANAGEMENT

Our directors and executive officers, their positions and their ages as of March 31, 2006, are as listed. Each of the directors has been elected to serve on the board of directors until a successor is chosen or until earlier removal or resignation. Messrs. Burgstahler and Murray were each elected on October 26, 2004, Messrs. Abbrecht and Connaughton were each elected on November 8, 2004, Mr. King was elected on June 20, 2005, Messrs. Edmands, Pagliuca, Rattner and Taylor were each elected on August 11, 2005 and Mr. Boissonneault was elected as a director on January 18, 2005.

Name	Age	Position
Roger M. Boissonneault	57	Chief Executive Officer, President and Director
Todd M. Abbrecht(1)(2)(3)	37	Director
David F. Burgstahler(1)(2)(3)	37	Director
John P. Connaughton(1)(2)(3)	40	Director
Benjamin Edmands	34	Director
John A. King, Ph.D.	57	Director
Stephen P. Murray(1)(2)(3)	43	Director
Steve Pagliuca	51	Director
Stephen Rattner	45	Director
George Taylor	35	Director
W. Carl Reichel	47	President, Pharmaceuticals
Anthony D. Bruno	50	Executive Vice President, Corporate Development
Paul Herendeen	50	Executive Vice President and Chief Financial Officer
Leland H. Cross	49	Senior Vice President, Technical Operations
Herman Ellman, M.D.	58	Senior Vice President, Clinical Development
Izumi Hara	46	Senior Vice President, General Counsel and Corporate Secretary
Alvin D. Howard	51	Senior Vice President, Regulatory Affairs
William J. Poll	54	Senior Vice President, Finance

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Roger M. Boissonneault, Chief Executive Officer, President and Director, was appointed President and Director of the Company as of the Acquisition Date. Mr. Boissonneault was appointed Chief Executive Officer and Director for the Predecessor in September 2000. He previously served as President and Chief Operating Officer of Warner Chilcott PLC (acquired by the Predecessor in September 2000) from 1996 to 2000, serving as a director from 1998 through 2000. From 1976 to 1996 Mr. Boissonneault served in various capacities with Warner-Lambert, including Vice President, Female Healthcare, Director of Corporate Strategic Planning, and Director of Obstetrics/Gynecology Marketing.

Todd M. Abbrecht, Director, is a Managing Director with Thomas H. Lee Partners, L.P. Prior to joining Thomas H. Lee Partners in 1992, Mr. Abbrecht was in the Mergers and Acquisitions department of Credit Suisse First Boston. Mr. Abbrecht serves on the board of Simmons Company, Michael Foods, Inc. and Dunkin’ Brands, Inc.

David F. Burgstahler, Director, is a Partner of Avista Capital Partners, L.P. Prior to joining Avista Capital Partners in 2005, Mr. Burgstahler was a Partner with DLJ Merchant Banking Partners, the private equity investment arm of Credit Suisse. Mr. Burgstahler joined Credit Suisse First Boston in 2000 when it merged with Donaldson, Lufkin & Jenrette. Mr. Burgstahler joined Donaldson, Lufkin & Jenrette in 1995. Mr. Burgstahler serves on the board of Visant Corporation, Focus Diagnostics, Inc. and WRC Media, Inc.

John Connaughton, Director, is a Managing Director at Bain Capital Partners, LLC. Mr. Connaughton joined Bain Capital in 1989. Prior to joining Bain Capital, Mr. Connaughton was a consultant at Bain & Company where he consulted for Fortune 500 companies. Mr. Connaughton currently serves as a director of ProSiebenSat 1.Media AG, AMC Theatres, M|C Communications, Sungard Data Systems, Warner Music Group, CRC Health Group, Cumulus Media Partners, The Boston Celtics and Epoch Senior Living.

Benjamin Edmands, Director, is a Principal in the New York office of JPMorgan Partners. Mr. Edmands focuses on making investments in the healthcare sector and has been responsible for JPMP’s investments in Hanger, DJ Orthopedics, Inc., MedQuest Associates, Inc. and Warner Chilcott Limited. Prior to joining JPMP in 1993, Mr. Edmands worked in Chemical Bank’s Investment Banking Group and Structured Finance Group. Mr. Edmands currently serves on the board of directors of National Surgical Care, Inc. and MedQuest Associates, Inc.

John A. King, Ph.D., who became a Director of Warner Chilcott Limited in June 2005, is a private investor. Dr. King served in positions of increasing responsibility with the Predecessor for 26 years, most recently as Executive Chairman, a position he held from 2000 until the Acquisition Date.

Stephen P. Murray, Director, is the head of JPMP’s buyout and growth equity investment activity. In addition, Mr. Murray focuses on investments in consumer, retail and services; financial services; and healthcare infrastructure. Prior to joining JPMP in 1989, Mr. Murray was a Vice President with the Middle-Market Lending Division of Manufacturers Hanover. Currently, he serves on the board of directors of AMC Entertainment, Cabela’s, Jetro Holdings, La Petite Academy, MedQuest Associates, National Surgical Care, Pinnacle Foods Group, Strongwood Insurance, USA.NET and Zoots.

Steve Pagliuca, Director, is a Managing Director at Bain Capital Partners, LLC. Mr. Pagliuca is also a Managing Partner and an Owner of the Boston Celtics Basketball franchise. Mr. Pagliuca joined Bain & Company in 1982 and founded the Information Partners private equity fund for Bain Capital in 1989. Mr. Pagliuca has also worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Currently, he serves on the Board of Directors of Burger King, Gartner Group, and ProSiebenSat1 Media AG. He is serving as the Chairman for Massachusetts Society for the Prevention of Cruelty to Children, and the Duke University Trinity Board of Advisors. He is also a trustee of Bain Capital Children’s Charity.

Stephen Rattner, Director, is a Managing Director and Head of DLJ Merchant Banking. Mr. Rattner joined Donaldson Lufkin & Jenrette’s Investment Banking Division in 1985 and DLJMB in 2001. He is Co-Chair of the MBP IV Investment Committee. Prior to joining DLJMB, Mr. Rattner was one of the founding members of Donaldson Lufkin & Jenrette’s leveraged finance business, where he was Head of Sales and Trading and Head of Capital Markets. Upon the merger of Credit Suisse First Boston and Donaldson Lufkin & Jenrette, he became the Head of European Leveraged Finance, responsible for all underwriting and client coverage involving high yield and syndicated loan products.

George Taylor, Director, is a Vice President at Thomas H. Lee Partners, which he joined in 1996. Prior to joining Thomas H. Lee Partners, Mr. Taylor was with ABS Capital Partners. Mr. Taylor is also a director of Simmons Company, Progressive Moulded Products Ltd. and THL-PMPL Holding Corp. Mr. Taylor served as a director of Syratech Corporation when it declared bankruptcy on February 16, 2005.

W. Carl Reichel, President, Pharmaceuticals, joined the Predecessor as President in October 2000 after nearly 20 years of experience at Parke-Davis, a division of Warner-Lambert (now a part of Pfizer), where he, together with Mr. Boissonneault, was a pioneer in the pharmaceutical marketing methods currently employed by us. Most recently, he held the position of President, U.K./British Isles at Warner-Lambert.

Anthony D. Bruno, Executive Vice President, Corporate Development, joined the Predecessor in March 2001 as Senior Vice President, Corporate Development and General Counsel. Mr. Bruno was promoted to Executive Vice President in April 2003 and continued to serve as General Counsel of the Company until August 1, 2005. Prior to joining the Company, Mr. Bruno spent 17 years with Warner-Lambert where his most recent position was Vice President and Associate General Counsel, Pharmaceuticals, and he was responsible for all legal matters relating to Warner-Lambert’s pharmaceutical business worldwide.

Paul Herendeen, Executive Vice President and Chief Financial Officer, joined Warner Chilcott in this position on April 1, 2005 and is responsible for our finance, accounting, treasury and management information system functions. Prior to joining Warner Chilcott, Mr. Herendeen was Executive Vice President and Chief Financial Officer of MedPointe Inc. From 1998 through March 2001, Mr. Herendeen served as Executive Vice President and Chief Financial Officer of Warner Chilcott PLC (acquired by the Predecessor in September 2000). Mr. Herendeen also served as a director of the Predecessor from October 2000 through March 2001.

Leland H. Cross, Senior Vice President, Technical Operations, joined the Predecessor in this position on September 1, 2001 and is responsible for our technical operations worldwide. From 1994 to 2001, Mr. Cross was part of the Global Manufacturing group at Warner-Lambert (which became part of Pfizer in June 2000), where most recently he was General Manager of Pfizer Ireland Pharmaceuticals, responsible for Pfizer’s dosage manufacturing operations in Ireland. Prior to joining Warner-Lambert, Mr. Cross managed a manufacturing operation for Merck & Co. Inc.

Herman Ellman, M.D., Senior Vice President, Clinical Development, joined the Predecessor in this position in June 2000. Dr. Ellman is responsible for clinical development and medical affairs activities. Prior to joining the Predecessor, Dr. Ellman held the position of Medical Director for Women’s Healthcare of Berlex Laboratories.

Izumi Hara, Senior Vice President, General Counsel and Corporate Secretary, joined the Predecessor as Senior Vice President and Deputy General Counsel in June 2001 and is responsible for the legal matters of the Company. She was promoted to General Counsel as of August 1, 2005. Prior to joining the Predecessor, Ms. Hara held positions of increasing responsibility at Warner-Lambert where her most recent position was Vice President and Associate General Counsel, Corporate Affairs, where she was responsible for all corporate legal matters, including acquisitions, divestitures, alliances and other transactions in all of Warner-Lambert’s lines of business worldwide.

Alvin D. Howard, Senior Vice President, Regulatory Affairs, joined the Predecessor as Vice President, Regulatory Affairs in February 2001. He was promoted to Senior Vice President as of August 1, 2005 and is responsible for the registration of all of our products and for managing our relationships with the FDA, Health Canada and other agencies regulating the sale of pharmaceutical products. Prior to joining the Company, Mr. Howard was Vice President, Worldwide Regulatory Affairs at Roberts Pharmaceuticals.

William J. Poll, Senior Vice President, Finance, joined the Predecessor as Vice President, Finance in 1996. Mr. Poll is responsible for financial reporting and planning for the pharmaceutical business and pharmaceutical trade relations in the United States. Prior to joining the Predecessor in 1996, Mr. Poll held the position of Director of Financial Information Services at Warner-Lambert.

Board of Directors

Our board of directors currently consists of 10 members. Our bye-laws provide that our board of directors may be divided into three classes, with one class being elected each year. Each director will serve a three-year term, with termination staggered according to class, except that Class I directors will have an initial term expiring in 2007, Class II directors will have an initial term expiring in 2008 and Class III directors will have an initial term expiring in 2009. Class I will be comprised of             . Class II will be comprised of             . Class III will be comprised of             . Under the rules of the Nasdaq National Market, a majority of the board must be independent on or before the date that is one year after the consummation of this offering. As of the date of this prospectus, all of the members of our board of directors are independent under the rules of the Nasdaq National Market other than Roger M. Boissonneault and John A. King.

Board of Directors Committees

Audit Committee. Under the applicable rules of the Nasdaq National Market, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth in Section 303A on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b) (1) (iv) (A) under the Securities and Exchange Act of 1934, as amended, that is, (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Our directors have established an audit committee that convenes at least four times a year, currently comprising Messrs. Abbrecht, Burgstahler, Connaughton and Murray, each of whom are directors of our Company. Our board of directors has determined that, as of the date of this prospectus,              is independent as set forth in the National Association of Securities Dealers, Inc. (“NASD”) Manual as well as being independent for the purpose of Rule 10A-3 of the Exchange Act. We intend to comply with the independent committee requirements in the future in accordance with the phase-in compliance rules described above. In addition, we are required to disclose in our future filings on Form 10-K whether at least one member of our audit committee is an audit committee financial expert. We intend to comply with this disclosure requirement in our next Form 10-K filing.

This committee, which is chaired by Mr. Abbrecht, recommends the annual appointment of auditors with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, and reviews accounting principles we will use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures.

Compensation Committee. Our directors have established a compensation committee comprised of Messrs. Abbrecht, Burgstahler, Connaughton and Murray, all of whom are independent under the rules of the Nasdaq National Market. The compensation committee, which is chaired by Mr. Murray, evaluates the performance of the Chief Executive Officer and approves the compensation level for the CEO, reviews the Company’s overall management compensation and benefits policies, and reviews and recommends employee benefits plans, stock option and/or restricted stock grants and other incentive arrangements.

Nominating and Corporate Governance Committee.    Our directors have established a Nominating and Corporate Governance Committee comprised of Messrs. Abbrecht, Burgstahler, Connaughton and Murray. This committee considers and periodically reports on matters relating to the size, identification, selection and qualification of the board of directors and candidates nominated for the board of directors and its committees; and develops and recommends governance principles applicable to us.

Director Compensation

All members of our board of directors are reimbursed for their usual and customary expenses incurred in connection with attending all board and other committee meetings.

Executive Compensation

The following table sets forth information concerning the compensation of our chief executive officer and each of our four most highly compensated executive officers during each of the last three fiscal years. The bonuses set forth below include amounts earned in the year shown but paid in the subsequent year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2)	Restricted Stock Awards(3)	Securities Underlying Options (#)(4)	All Other Compensation(5)
Roger M. Boissonneault Chief Executive Officer	2005 2004 2003	$800,000 800,000 726,000	$800,000 800,000 726,000	$44,861 44,218 37,660	$3,478,419 310 —	479,430 31,016 —	$23,955,278 — —

W. Carl Reichel President, Pharmaceuticals	2005 2004 2003	391,406 375,000 337,600	225,059 260,097 194,120	44,204 43,561 37,049	1,556,593 116 —	479,430 11,568 —	6,436,919 — —

Anthony D. Bruno Executive Vice President, Corporate Development	2005 2004 2003	369,969 340,000 300,000	212,732 227,142 172,500	41,940 41,297 20,134	1,556,593 104 —	479,430 10,416 —	4,268,238 — —

Paul Herendeen(6) Executive Vice President and Chief Financial Officer	2005 2004 2003	281,250 — —	116,016 — —	38,513 — —	686,544 — —	479,430 — —	— — —

Leland H. Cross Senior Vice President, Technical Operations	2005 2004 2003	271,375 260,000 237,375	93,624 108,201 81,895	29,504 28,564 27,266	339,689 40 —	— 7,431 —	1,909,802 — —

(1)	We changed our fiscal year from a September 30 year end to a calendar year end in 2004. Therefore, the amounts shown for 2004 reflect cash bonuses paid to each named executive officer in 2005 for service during the period October 1, 2003 through December 31, 2004.
(2)	The amounts shown in this column represent matching funds provided by us under the Warner Chilcott 401(k) Savings Plan (we match up to 75% of the first 6% of compensation contributed by the employee) and contributions made to a medical insurance plan on behalf of each named executive officer. The amounts shown in this column also include a company-owned automobile provided to each of the named executive officers, except Mr. Cross. In addition, Mr. Cross received personal benefits on account of his personal use of an apartment owned by Warner Chilcott (US), Inc. three days of every week during 2003, 2004 and 2005 (calculated using the fair market value of a comparable apartment).
(3)	Represents the dollar value of the grant of restricted stock based on the value of the restricted stock on the grant date. In 2005, all grants of restricted Class A common shares were made under the 2005 Equity Incentive Plan (the “Plan”) of Warner Chilcott Limited. For a description of this plan, including the vesting terms, see “—Equity Incentive Plan.” Each of the named executive officers were granted strips of equity securities including Class A common shares of Warner Chilcott Limited, Class L common shares of Warner Chilcott Limited and preferred shares of Warner Chilcott Holdings Company II, Limited (the “Preferred Shares”) (the Class A common shares, the Class L common shares and the Preferred Shares, collectively, the “Strip Grants”) and a separate grant of restricted Class A common shares that were granted under the Plan. Mr. Herendeen received only Class A common shares under the Plan. The Strip Grants, which were time-vesting, vested as of January 18, 2006. The fair market value of the Class A common shares on each date of grant was $1.00, the fair market value of the Class L common shares on the date of grant was $74.52 and the fair market value of the Preferred Shares on the date of grant was $1,000.00. In addition, each of the named executives were also granted separate Class A common shares of Warner Chilcott Limited under the Plan.

On March 28, 2005, Mr. Boissonneault received an aggregate grant of 1,667,553 Class A common shares, 16,108.18 Class L common shares and 610 Preferred Shares, Mr. Reichel received an aggregate grant of 746,230 Class A common shares, 7,208 Class L common shares and 273 Preferred Shares, Mr. Bruno received an aggregate grant of 746,230 Class A common shares, 7,208 Class L common shares and 273 Preferred Shares and Mr. Cross received an aggregate grant of 162,847 Class A common shares, 1,573 Class L common shares and 59 Preferred Shares. On April 1, 2005, Mr. Herendeen received a grant of 686,544 Class A common shares.

In 2004, the Predecessor granted the named executive officers warrants to purchase ordinary shares of the Predecessor in the form of American Depository Shares (“ADSs”). All outstanding warrants were exercised upon the acquisition of the Predecessor.

(4)	In 2005, each of the named executive officers, except Mr. Cross, was awarded 479,430 stock options to purchase Class A common shares of Warner Chilcott Limited. In 2004, under the Predecessor’s U.S. Option Scheme and Executive Share Option Schemes, the named executive officers were awarded stock options to purchase ADSs of the Predecessor. All unexercised portions of the stock options granted were exercised upon the acquisition of the Predecessor.
(5)	This column includes certain one-time retention bonuses of $3,048,000, $880,663 and $798,469 paid in connection with the Transactions to Messrs. Boissonneault, Reichel and Bruno, respectively, and one-time change in control payouts to Messrs. Boissonneault, Reichel, Bruno and Cross in the amount of $17,211,883, $5,556,255, $3,469,769 and $1,909,802, respectively, related to each executive officer’s ownership of stock options to purchase ADSs of the Predecessor. In addition, in connection with the Transactions, Mr. Boissonneault also received a one-time change in control payment of $3,695,395 including tax payments made by the Company on his behalf to compensate for excise taxes.
(6)	As of April 1, 2005, Paul Herendeen commenced employment as Executive Vice President and Chief Financial Officer. His base salary for fiscal year 2005 was $375,000, and he is eligible to receive an annual cash bonus based on a target amount equal to 50% of his base salary.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options made to each of our four most highly compensated executive officers during fiscal year 2005.

Name	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	Grant Date Fair Value ($)(2)
Roger M. Boissonneault	479,430	25%	22.98	1/18/15	479,430
W. Carl Reichel	479,430	25%	22.98	1/18/15	479,430
Anthony D. Bruno	479,430	25%	22.98	1/18/15	479,430
Paul Herendeen	479,430	25%	22.98	4/1/15	479,430

(1)	During fiscal 2005, each of our four most highly compensated executive officers was awarded 479,430 stock options to purchase Class A common shares of Warner Chilcott Limited under the Plan. Except for an option grant to Mr. Herendeen on April 1, 2005, all stock options were granted on March 28, 2005. The stock option grants vest ratably on January 18 of 2006, 2007, 2008 and 2009, except Mr. Herendeen whose stock options vest ratably on the first, second, third and fourth anniversary of the option grant date, April 1, 2005. Such options may be exercised earlier under certain circumstances such as in the case of the holder’s death or disability, termination by us without cause (as defined in the share option award agreement) or in the event of a change in control affecting us.

(2)	In establishing the value of the options on the grant date we assumed that the shares of Warner Chilcott Limited, although not publicly traded, share the same volatility as a defined group of comparable companies. The expected holding period for these options is longer than would be expected for options with exercise prices equal to the fair market value per share on the date of grant. We assumed that the options would be exercised, on average, in six years. Using the Black-Scholes valuation model, the fair value of the options on the vesting date was $0.0098 per share or $19 in the aggregate using the assumptions shown below:

Dividend yield	None
Expected volatility	48.00%
Risk-free interest rate	4.10%
Expected term (years)	6.00

The actual value of the options, if any, realized will depend on the extent to which the future market value of our common stock exceeds the exercise price of the option on the date the option is exercised.

Aggregated Option Exercises in 2005 Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Roger M. Boissonneault	—	—	119,857.50	—	—	—
W. Carl Reichel	—	—	119,857.50	—	—	—
Anthony D. Bruno	—	—	119,857.50	—	—	—
Paul Herendeen	—	—	119,857.50	—	—	—
Leland H. Cross	—	—	—	—	—	—

(1)	Value is calculated on the basis of the number of shares subject to each such option, multiplied by the excess of the fair market value of a Class A Common Share at fiscal year-end ($ ) over the exercise price of such option.

Long-term Incentive Plan Awards

Warner Chilcott Limited did not grant any awards for the 2005 fiscal year to the executive officers named in the Summary Compensation Table.

Employment Arrangements

The following is a description of the executive employment and related arrangements that are currently in effect with our chief executive officer and each of our four most highly compensated executive officers.

Employment Agreement with Roger M. Boissonneault

On March 28, 2005, Warner Chilcott (US), Inc. entered into an amended and restated employment agreement with Roger M. Boissonneault pursuant to which Mr. Boissonneault agreed to serve as Chief Executive Officer of Warner Chilcott Limited and Warner Chilcott (US), Inc. Under this agreement, Mr. Boissonneault will be a member of the Board of Directors of Warner Chilcott Limited until a public offering of equity securities of Warner Chilcott Limited and, after such a public offering, he must be included in any slate of director nominees as long as he is Chief Executive Officer. Mr. Boissonneault’s employment agreement is terminable by either party for any reason but Mr. Boissonneault must give at least 90 days advance written notice of any resignation of his employment.

Mr. Boissonneault currently receives a base salary of $800,000 plus a target bonus of 85% of base salary, up to a maximum amount equal to 100% of base salary dependent on the achievement of performance goals set by the Board of Directors of Warner Chilcott Limited. Mr. Boissonneault’s benefits include reimbursement for reasonable business expenses. Certain payments received by Mr. Boissonneault in connection with the Transactions were subject to an excise tax imposed under the U.S. Internal Revenue Code, for which Mr. Boissonneault was paid a gross-up payment of approximately $3,700,000 pursuant to the terms of his employment agreement. If any payments received by Mr. Boissonneault in connection with a future change in control are subject to an excise tax, Mr. Boissonneault will be entitled to a gross-up payment.

If Mr. Boissonneault’s employment is terminated by Warner Chilcott (US), Inc. without cause or as a result of disability, or by Mr. Boissonneault for good reason, he is entitled to a severance payment equal to 200% of his base salary in effect at the time of termination plus 200% of the cash bonus paid to him in the prior calendar year, accrued salary and benefits, and continued health and welfare benefits for 12 months following termination. Any severance payments are generally paid over 24 months unless the termination event is in connection with, or within two years of, a change in control, in which case it is payable in a lump sum. If Mr. Boissonneault is terminated for cause or if Mr. Boissonneault resigns without good reason, he is entitled to receive only accrued salary and benefits.

If Mr. Boissonneault’s employment terminates, he has agreed not to provide similar or competing services, or solicit customers or employees, of Warner Chilcott (US), Inc., Warner Chilcott Limited, or any of their subsidiaries, for (i) 24 months in the case of termination by Warner Chilcott (US), Inc. without cause or because of disability, or by Mr. Boissonneault for good reason, (ii) six months if Mr. Boissonneault resigned without good reason including retirement (which increases to 12 months if Warner Chilcott (US), Inc. elects to pay Mr. Boissonneault 12 months severance (base salary and bonus)), or (iii) six months in the case of termination by Warner Chilcott (US), Inc. for cause.

Other Executive Employment Agreements

On March 28, 2005, Warner Chilcott (US), Inc. entered into amended and restated employment agreements with Anthony D. Bruno and Carl Reichel. On April 1, 2005, Warner Chilcott (US), Inc. entered into an employment agreement with Paul Herendeen. Each of these employment agreements have substantially similar terms, except for applicable positions, annual base salary amounts and retention bonuses paid to each of Messrs. Bruno and Reichel.

Each employment agreement is terminable by either party for any reason but generally speaking the executive must give twelve months advance written notice of any resignation of his employment. Mr. Bruno and Mr. Herendeen currently receive base salaries of $391,875 and $383,438, respectively, and Mr. Reichel currently receives a base salary of $409,020. Each of Messrs. Bruno, Herendeen and Reichel are eligible for an annual bonus of 50% of base salary in the sole discretion and in such amounts as approved by the Board of Directors of Warner Chilcott Limited. The benefits for each executive include reimbursement for reasonable business expenses. If any payments received by Messrs. Bruno, Herendeen or Reichel in connection with a future change in control are subject to an excise tax, the executive will be entitled to a gross-up payment.

Under each employment agreement, if the executive’s employment is terminated by Warner Chilcott (US), Inc. without cause or as a result of disability, or by the executive for good reason, the executive is entitled to a severance payment equal to 200% of his base salary in effect at the time of termination plus 200% of the cash bonus paid to him in the prior calendar year and accrued salary and benefits. Any payments are generally paid over 24 months unless the termination event is in connection with, or within two years of, a change in control, in which case they are payable in a lump sum. If the executive is terminated for cause or if the executive resigns without good reason, he is entitled to receive only accrued salary and benefits.

If the executive’s employment terminates, he has agreed not to provide similar or competing services, or solicit customers or employees, of Warner Chilcott (US), Inc., Warner Chilcott Limited, or any of their subsidiaries, for (i) 24 months in the case of termination by Warner Chilcott (US), Inc. without cause or because of disability, or by the executive for good reason, (ii) six months if the executive resigns or retires (which increases to 12 months if Warner Chilcott (US), Inc. elects to pay the executive 12 months severance (base salary and bonus)), or (iii) six months in the case of termination by Warner Chilcott (US), Inc. for cause.

Executive Severance Agreements

On March 28, 2005, Warner Chilcott (US), Inc. entered into a severance agreement with Leland H. Cross. The severance agreement replaced Mr. Cross’s prior employment agreement. The agreement provides that Mr. Cross’s benefits include reimbursement for reasonable business expenses.

Under the severance agreement, if the executive’s employment is terminated by Warner Chilcott (US), Inc. without cause or as a result of disability, or by the executive for good reason, the executive is entitled to a severance payment equal to one year’s base salary in effect at the time of termination, accrued salary and benefits, and continued health and welfare benefits for the severance period. However, if the termination is within twelve months of a change in control, the severance payment is equal to the executive’s base salary for eighteen months plus 150% of the annual cash bonus paid for the prior year. Any severance payments are generally paid over the term of the severance period. If the executive is terminated for cause or if the executive resigns without good reason, he is entitled to receive only accrued salary and benefits.

If the executive’s employment terminates, he has agreed not to provide similar or competing services, or solicit customers or employees, of Warner Chilcott (US), Inc., Warner Chilcott Limited, or any of their subsidiaries, for (i) the severance period (12 or 18 months) in the case of termination by Warner Chilcott (US), Inc. without cause or because of disability, or by the executive for good reason, (ii) 6 months if the executive resigned without good reason (which increases to 12 months if Warner Chilcott (US), Inc. elects to pay the executive 12 months severance (base salary and bonus)), or (iii) 6 months in the case of termination by Warner Chilcott (US), Inc. for cause.

Equity Incentive Plan

On March 28, 2005, Warner Chilcott Limited adopted the Warner Chilcott Limited 2005 Equity Incentive Plan (the “Plan”), pursuant to which a maximum of 7,670,880 Class A common shares of Warner Chilcott Limited may be issued to employees in connection with incentive awards. As of March 31, 2006, incentive awards with respect to 6,845,042 Class A common shares have been awarded under the plan, and 825,838 Class A common shares are reserved for future awards under the plan. All awards granted to an employee under the plan may be repurchased by Warner Chilcott Limited if the employee’s employment is terminated.

The following table summarizes share and exercise price information about Warner Chilcott Limited’s equity compensation plan as of December 31, 2005.

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,917,720	(1)	$22.98	(1)	825,838
Equity compensation plans not approved by security holders	—		—		—

Total	1,917,720	(1)	—		825,838

(1)	Does not include outstanding rights to receive Class A common shares upon the vesting of restricted share awards.

Between March 28, 2005 and November 28, 2005:

•	Warner Chilcott Limited granted 4,927,322 restricted Class A common shares under the Plan to certain executive officers, including Messrs. Boissonneault, Bruno, Reichel, Herendeen and Cross. All these restricted shares are subject to three different types of vesting: one third are subject to time vesting through 2009 (except shares awarded to one executive officer whose shares are subject to time vesting through 2010), one third are subject to performance vesting based on the achievement of certain EBITDA targets, and the remaining one third vest are subject to performance vesting based on the Sponsors achieving certain targets on the return of their invested capital.

•	Warner Chilcott Limited granted 401,877 Strip Grant shares to certain executive officers listed above, other than Mr. Herendeen, consisting of Class A common shares and Class L common shares of Warner Chilcott Limited and Preferred Shares granted by Warner Chilcott Holdings Company II, Limited. The Strip Grants, which were time-vesting, fully vested as of January 18, 2006.

•	Warner Chilcott Limited granted options under the Plan to Messrs. Boissonneault, Bruno, Reichel and Herendeen to purchase 1,917,720 Class A common shares at an exercise price of $22.98. These options vest over approximately four years.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes show information regarding the beneficial ownership of our common shares before and after this offering by:

•	each person who is known by us to own beneficially more than 5% of our common shares;

•	each member of our board of directors and each of our executive officers;

•	all members of our board of directors and our executive officers as a group; and

•	each selling stockholder.

The percentage ownership before the offering is based on          common shares outstanding as of         , 2006. The percentage ownership before the offering assumes conversion of all outstanding Class L common shares into Class A common shares, using an assumed offering price of $            , the midpoint of the offering range on the cover page of this prospectus. Percentage ownership after the offering is based on common shares outstanding immediately after the closing of this offering.

For purposes of the table below, we deem common shares subject to options or warrants that are currently exercisable or exercisable within 60 days of         , 2006 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the common shares beneficially owned by them, subject to community property laws, where applicable.

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Maximum Number of Shares Offered in this Offering	Percentage Ownership After this Offering	Maximum Number of Shares Being Sold in the Over- Allotment Option, if Any	Shares Beneficially Owned After the Offering if the Underwriters’ Over-Allotment Option is Exercised in Full
	Number of Shares	Percent				Number of Shares	After Offering
Principal Securityholders:
Bain Capital Partners LLC(1)
DLJ Merchant Banking III, Inc.(2)
J.P. Morgan Partners, LLC(3)
Thomas H. Lee Partners, L.P.(4)
Directors and Executive Officers:
Roger M. Boissonneault(5)
Todd M. Abbrecht(4)
David F. Burgstahler(2)
John P. Connaughton(1)
Benjamin Edmands(3)
John A. King(6)
Stephen P. Murray(3)
Steve Pagliuca(1)
Stephen Rattner(2)
George Taylor(4)
W. Carl Reichel
Anthony D. Bruno
Paul Herendeen
Leland H. Cross
All directors and named executive officers as a group(14 persons)

*	Less than 1%.

(1)	Includes interests owned by each of Bain Capital Integral Investors II, L.P., BCIP Trust Associates III, BCIP Trust Associates III-B and BCIP Associates—G. Each of the Bain Capital entities is an affiliate of Bain Capital Partners LLC. Bain Capital Partners LLC disclaims beneficial ownership of such shares. Bain Capital Partners LLC is one of our Sponsors.

John P. Connaughton is a Managing Director of Bain Capital Partners LLC. Mr. Connaughton disclaims any beneficial ownership of any shares beneficially owned by the Bain Capital entities. The address of Mr. Connaughton and each of the Bain entities is c/o Bain Capital, LLC 111 Huntington Avenue, Boston, Massachusetts 02199.

Steve Pagliuca is a Managing Director of Bain Capital Partners LLC. The address of Mr. Pagliuca and each of the Bain entities is c/o Bain Capital, LLC 111 Huntington Avenue, Boston, Massachusetts 02199.

(2)	Includes interests owned by each of DLJMB Overseas Partners III, C.V., DLJ Offshore Partners III, C.V., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., Millennium Partners II, L.P., MBP III Plan Investors, L.P., and DLJ MB Partners III GmbH & Co. KG. DLJ Merchant Banking is one of our Sponsors.

David F. Burgstahler is a Partner of Avista Capital Partners and the director designee of the DLJ Merchant Banking entities pursuant to a consulting arrangement. Mr. Burgstahler disclaims beneficial ownership of any shares beneficially owned by the DLJ Merchant Banking entities. The address of Mr. Burgstahler is c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, New York 10022 and the address of each of the DLJ Merchant Banking entities is c/o DLJ Merchant Banking III, Inc., 11 Madison Avenue, New York, New York 10010, except that the address of the Offshore Partners entities is John B. Gorsiraweg 14, Willemstad, Curacao, Netherlands Antilles.

Stephen Rattner is a Managing Director and Global Head of DLJ Merchant Bank Partners. Mr. Rattner disclaims beneficial ownership of any shares beneficially owned by the DLJ Merchant Banking entities The address of Mr. Rattner and the address of each of the DLJ Merchant Banking entities is c/o DLJ Merchant Banking III, Inc., 11 Madison Avenue, New York, New York 10010, except that the address of the Offshore Partners entities is John B. Gorsiraweg 14, Willemstad, Curacao, Netherlands Antilles.

(3)	Includes interests owned by J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Cayman) III, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., J.P. Morgan Partners Global Investors (Selldown) II-A, L.P., J.P. Morgan Partners Global Investors (Cayman/Selldown) III, L.P. and JPMP Co-invest (BHCA). J.P. Morgan Partners, LLC is one of our Sponsors.

Benjamin Edmands is a Principal of J.P. Morgan Partners, LLC. Mr. Edmands disclaims any beneficial ownership of any shares beneficially owned by the JPMorgan Partners entities. The address of Mr. Edmands and the JPMorgan Partners entities is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, 39th Floor, New York, New York 10020.

Stephen P. Murray is a Partner of J.P. Morgan Partners, LLC. Mr. Murray disclaims any beneficial ownership of any shares beneficially owned by the JPMorgan Partners entities. The address of Mr. Murray and the JPMorgan Partners entities is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, 39th Floor, New York, New York 10020.

(4)	Includes interests owned by each of Thomas H. Lee (Alternative) Fund V, L.P., Thomas H. Lee Parallel (Alternative) Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P., Thomas H. Lee Investors Limited Partnership, Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC and Putnam Investments Employees’ Securities Company II LLC. Thomas H. Lee (Alternative) Fund V, L.P. and Thomas H. Lee Parallel (Alternative) Fund V, L.P. are Delaware limited partnerships, whose general partner is THL Equity Advisors V, LLC, a Delaware limited liability company. Thomas H. Lee Equity (Cayman) V, L.P. is an exempted limited partnership formed under the laws of the Cayman Islands, whose general partner is THL Equity Advisors V, LLC, a Delaware limited liability company registered in the Cayman Islands as a foreign company. Thomas H. Lee Advisors, LLC, a Delaware limited liability company, is the general partner of Thomas H. Lee Partners, a Delaware limited partnership, which is the sole member of THL Equity Advisors V, LLC. Thomas H. Lee Investors Limited Partnership (formerly known as THL-CCI Limited Partnership) is a Massachusetts limited partnership, whose general partner is THL Investment Management Corp., a Massachusetts corporation. Thomas H. Lee Partners is one of our Sponsors.

Todd M. Abbrecht is a Managing Director of Thomas H. Lee Advisors, LLC. As Managing Director of Thomas H. Lee Advisors, LLC, Mr. Abbrecht has shared voting and investment power over, and therefore, may be deemed to beneficially own shares held of record by Thomas H. Lee (Alternative) Fund V, L.P., Thomas H. Lee Parallel (Alternative) Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P. and Thomas H. Lee Investors Limited Partnership. Mr. Abbrecht disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Mr. Abbrecht and the Thomas H. Lee entities is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

George Taylor is a Vice President of Thomas H. Lee Advisors, LLC. Mr. Taylor disclaims beneficial ownership of any shares beneficially owned by the Thomas H. Lee entities. The address of Mr. Taylor and the Thomas H. Lee entities is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC and Putnam Investments Employees’ Securities Company II LLC are co-investment entities of Thomas H. Lee Partners and each disclaims beneficial ownership of any shares other than the shares held directly by such entity. The address for the Putnam entities is c/o Putnam Investment, Inc., One Post Office Square, Boston, Massachusetts 02109.

(5)	Includes interests owned by The Boissonneault 2005 Children’s Trusts, a trust in which Mr. Boissonneault’s wife, Terri Boissonneault, serves as trustee. The address of Mr. Boissonneault is c/o Warner Chilcott Corporation, 100 Enterprise Drive, Rockaway, New Jersey 07866.

(6)	Includes interests owned by Highberry Investments Limited acquired in April 2005. The address of Dr. King is c/o Warner Chilcott Corporation, 100 Enterprise Drive, Rockaway, New Jersey 07866.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships and Related Party Transactions between the Company and the Sponsors and their Affiliates

Sponsor Shareholders Agreement

On January 18, 2005, Warner Chilcott Limited, Warner Chilcott Holdings Company II, Limited and Warner Chilcott Holdings Company III, Limited, and certain of their respective shareholders (“Shareholders”), including the Sponsors, entered into a shareholders agreement (“Shareholders Agreement”) which includes customary terms regarding the election of members of our boards of directors, matters requiring the consent of a specified majority of Shareholders, share transfer restrictions, rights of first offer, tag along rights, drag-along rights and certain preemptive rights.

The Shareholders Agreement also provides for (i) customary demand registration rights following the six month anniversary of an initial public offering (an “IPO), (ii) customary piggy-back registration rights (other than with respect to the IPO) and (iii) shelf demand registration rights at any time after the 12 month anniversary of an IPO whereby we become eligible to use a registration statement on Form S-3.

In addition, under the Shareholders’ Agreement, each of Warner Chilcott Limited, Warner Chilcott Holdings Company II, Limited and Warner Chilcott Holdings Company III, Limited agreed to indemnify the Shareholders with respect to the Shareholders Agreement, including with respect to registrations made pursuant to the above mentioned registration rights, and transactions to which either entity is a party or any other circumstances with respect to either entity, or operations of, or services provided by any of the Shareholders to either entity from time to time.

Except with respect to registration rights, the Shareholders Agreement will terminate upon the earlier to occur of (i) the IPO, (ii) a change of control of Warner Chilcott Limited, and (iii) the bankruptcy, liquidation, dissolution or winding-up of Warner Chilcott Limited.

Advisory Services and Monitoring Agreement

On January 18, 2005, Warner Chilcott Corporation, Warner Chilcott Holdings Company III, Limited and Warner Chilcott Company, Inc. entered into a seven-year advisory services and monitoring agreement with each of the Sponsors (or their affiliates), pursuant to which the Sponsors (or their affiliates) provide us with business monitoring and transaction advisory services. We pay the Sponsors (or their designees), collectively, an initial annual management fee of $5.0 million (the aggregate amount to be reduced if Sponsor ownership percentages are reduced below certain thresholds) and are obligated to reimburse them for reasonable out-of-pocket expenses incurred in connection with the provision of such management services or the enforcement of remedies under the agreement.

In addition, each Sponsor (or their designees) received a fee of $12.5 million in connection with services provided by them related to, and payable upon the completion of, the Transactions, and Warner Chilcott Holdings Company III, Limited paid DLJ Merchant Banking III, Inc. (or its designees) a fee of $12.0 million in consideration of its original commitment amount of the total equity required to fund the Transactions at the time of the original announcement of the recommended offer by Warner Chilcott Acquisition Limited, then known as Waren Acquisition Limited, to acquire the entire issued capital stock of Warner Chilcott PLC.

Prior to the consummation of an IPO, any Sponsor may terminate the advisory services and monitoring agreement with respect to itself. Upon the consummation of the IPO, the advisory services and monitoring agreement will automatically terminate and we will be obligated to pay each Sponsor

(or its designee) a termination fee equal to the net present value of the aggregate annual management fee that would have been payable to such Sponsor during the remainder of the term of the advisory services and monitoring agreement, calculated using the treasury rate of a ten-year treasury note on the date of such termination. Assuming the IPO occurs as of             , 2006, the termination fee would be $            .

The advisory services and monitoring agreement also includes customary indemnification provisions in favor of the Sponsors and their affiliates.

Transactions with Management

Management Shareholders Agreement and Related Matters

Warner Chilcott Limited, Warner Chilcott Holdings Company II, Limited, Warner Chilcott Holdings Company III, Limited, the Sponsors and all of the executive officers listed above are parties to a management shareholders agreement dated as of March 28, 2005. The terms of this agreement, which has substantially similar terms as the Sponsor Shareholders Agreement, include (i) restrictions on transfer of the shares of Warner Chilcott Limited and Warner Chilcott Holdings Company II, Limited held by the executives or their permitted transferees, and (ii) various rights of the executive officers, including tag-along rights, drag-along rights, preemptive rights and piggyback registration rights. In addition, the agreement includes provisions regarding the rights of Warner Chilcott Limited and Warner Chilcott Holdings Company II, Limited to repurchase shares of an executive (whether held by the executive or his or her permitted transferees) if the executive’s employment terminates.

In addition, as noted above, (i) all of the executive officers (except Mr. Fenton) have purchased shares of Warner Chilcott Limited and Warner Chilcott Holdings Company II, Limited, (ii) all of the executive officers (except Messrs. Fenton and Herendeen) have been granted shares of Warner Chilcott Limited and Warner Chilcott Holdings Company II, Limited in the form of Strip Grants, and (iii) under the Warner Chilcott Limited 2005 Equity Incentive Plan, all of the executive officers have been granted restricted Class A common shares of Warner Chilcott Limited and four executive officers have been granted options to purchase Class A common shares of Warner Chilcott Limited.

Historical Transactions with Warner Chilcott PLC’s Affiliates

Our executive officers who owned equity interests in Warner Chilcott PLC received the same consideration for their holdings in the Transactions as other Warner Chilcott PLC shareholders. At September 30, 2004, Roger M. Boissonneault owned ADSs representing 20,792 Warner Chilcott PLC ordinary shares, and options and share awards (at varying exercise prices) granted under several plans covering an aggregate of 572,253 shares. Certain members of management received payments in connection with the Transactions, some of which was invested in equity of our parent companies.

In December 2003, Warner Chilcott PLC sold the manufacturing facility of its PDMS business, which formed part of Warner Chilcott PLC’s contract manufacturing business, to a company controlled by Dr. Allen McClay, the founder, former President, former executive director of the Predecessor and a significant shareholder. As part of the agreement, the acquiring company entered into a supply agreement with Warner Chilcott PLC to manufacture, supply and distribute a number of Warner Chilcott PLC products for the U.K. and Irish markets. Warner Chilcott PLC received cash consideration of $36 million for the sale of this facility. On April 28, 2004, Warner Chilcott PLC sold to Nelag Limited, a company controlled by Dr. McClay, the companies, businesses and assets that comprised Warner Chilcott PLC’s UK pharmaceutical product sales and marketing business. Consideration for the sale was $71.8 million.

Transactions with Others

Roger Boissonneault’s daughter, Amber Boissonneault, is employed with the Company as a sales representative. Ms. Boissonneault, who ranked in the top third of the Women’s Healthcare sales force as of December 31, 2005, received an aggregate salary including incentive bonus of $88,383 for her employment in the year ended December 31, 2005.

DESCRIPTION OF CAPITAL STOCK

The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws that will become effective as of the closing of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and our bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and our bye-laws.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 36006. We were incorporated on October 25, 2004. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

Share Capital

Upon completion of this offering, there will be              common shares issued and outstanding. As of March 31, 2006, no preference shares were issued and outstanding. All of our issued and outstanding shares prior to completion of this offering are and will be fully paid up, and all of our shares to be issued in this offering will be issued fully paid up.

Pursuant to our bye-laws, and subject to the requirements of any stock exchange on which our shares are listed, our board of directors is authorized to issue any of our authorized but unissued shares. Upon completion of this offering, there will be no limitations on the right of non-Bermudians or non-residents of Bermuda to hold our common shares.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled, subject to the provisions of our bye-laws, to one vote per share on all matters submitted to or requiring a vote of holders of common shares. Our bye-laws expressly permit cumulative voting. Unless a different majority is required by Bermuda law or by our bye-laws, resolutions to be approved by holders of common shares may be passed by a simple majority of votes cast at a meeting at which a quorum is present. A quorum consists of at least two or more persons present in person and representing, in person or by proxy, more than 50% of the total issued voting power of the Company’s shares.

In the event of our winding-up or dissolution, the holders of common shares are entitled to share equally and ratably in our surplus assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

As of                     , 2006, there were                      holders of our Class A common shares (assuming conversion of our Class L common shares, as described below).

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, dividend rates, relative voting rights, redemption rights and other participating, optional or other special rights, qualifications, limitations or restrictions as may be fixed by our board of directors without any further shareholder approval. Such rights as may be established could have the effect of discouraging an attempt to obtain control of us. These preference shares are of the type commonly known as “blank-check” preferred stock.

Our board of directors may also divide our existing shares into several classes and attach to these shares any preferential, deferred, qualified or special rights, privileges or conditions.

As of March 31, 2006, there were no preference shares issued and outstanding.

Mandatory Conversion of Class L Common Shares

Between January 18, 2005 and April 12, 2005, we issued Class L common shares, which have full voting rights. Our bye-laws provide for the mandatory conversion of the Class L common shares in the event of an initial public offering. Specifically, the Class L common shares immediately convert into Class A common shares at the time when the Public Offering Price (as defined in our bye-laws) is definitively determined and we or any selling shareholder have entered into a definitive agreement with the managing underwriters, but in all circumstances prior to registration of the securities being offered. Our bye-laws state that conversion of the Class L common shares occurs without any action by the board of directors or any shareholder. Upon conversion, holders of the Class L common shares receive the number of shares of Class A common shares equal to a Class L conversion factor in effect at the time of such conversion.

Dividend Rights

Under Bermuda law, a company may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions in Bermuda on our ability to transfer funds (other than funds denominated in Bermuda dollars) in or out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Any cash dividends payable to holders of our common shares quoted on the Nasdaq National Market will be paid to American Stock Transfer & Trust Company, our transfer agent in the United States for disbursement to those holders.

Variation of Rights

If at any time our share capital is divided into different classes of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the sanction of a majority of the votes cast at a separate general meeting of the relevant class of shareholders at which a quorum shall consist of at least two or more persons present in person and representing, in person or by proxy, more than 50% of the total issued voting power of the Company’s shares. Our bye-laws specify that the creation or issue of further shares ranking equally with existing shares of any class issued with preferred or other rights will not, unless expressly provided by the terms of issue of the shares of the existing class, vary the rights attached to existing shares.

Repurchase of Shares

At its discretion and without the sanction of a shareholders resolution, our board of directors may authorize the purchase by our company of our own shares, of any class, at any price. To the extent permitted by Bermuda law, the shares to be purchased, for cancellation, may be selected in any manner whatsoever, upon such terms as our board of directors may determine in its discretion.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid up. Our board of directors may also refuse to recognize an instrument of transfer of a share unless (1) the instrument of transfer is duly stamped, if required by law, and lodged with us, accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors may reasonably require, (2) the transfer is in respect of only one class of share and (3) the permission of the Bermuda Monetary Authority has been obtained, if applicable. Subject to such restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing the usual common form or in any other form which our board of directors may approve. An instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid up share, our board of directors may accept an instrument signed only by the transferor.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of the company each calendar year. Bermuda law provides that a general meeting of a company may be convened by the directors of a company, who must, in addition, convene a special general meeting on the request of shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote at general meetings of the company. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, other than an adjourned meeting. Bermuda law provides that the accidental omission to give notice to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice does not invalidate the proceedings at that meeting.

Our bye-laws provide that our board of directors may also convene a general meeting. Under our bye-laws, at least 5 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. Such notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of any other meeting, by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting.

The quorum required for a general meeting of shareholders is at least two or more persons present in person and representing, in person or in proxy, more than 50% of the total issued voting power of our shares.

Shareholder Action and Proposals

Under our bye-laws, shareholders may not pass a resolution by written consent; all resolutions of the shareholders must be passed at a shareholders meeting.

Under Bermuda law, shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the question relates or 100 or more shareholders. In addition, any such request and any nominations of directors must be submitted to us at least      and no more than      days before the day of the annual general meeting.

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. Such documents include the company’s memorandum of association, including its objects and powers, and any amendments thereto. Shareholders of a company have the additional right to inspect its bye-laws, minutes of general meetings and the company’s audited financial statements presented at the annual general meeting at the Company’s registered office. The register of shareholders of a company is also open to inspection by its shareholders without charge and by members of the general public on the payment of a fee. The register of shareholders is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than a total of thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our bye-laws provide that our board of directors shall consist of not less than two and not more than ten directors. However, we may increase the maximum number of directors by resolution of the shareholders. Our board of directors currently consists of ten directors. Each director serves a three year term, with termination staggered according to class. The classification and term of office for each of our directors is described under “Management—Board of Directors.” There is no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

Our bye-laws state that shareholders may only remove a director for cause. A director may only be removed at a special meeting convened for that purpose provided notice of any such meeting is served upon the director concerned not less than 14 days before the meeting. A director is entitled to attend the meeting and be heard on the motion for his or her removal.

Our board of directors may fill any vacancy occurring as a result of the death, disability, disqualification or resignation of a director or as a result of an increase in the size of the board of directors and to appoint an alternate director to any director so appointed so long as a quorum of directors remains in office. Our bye-laws specifically prohibit stockholders from filling vacancies on our board of directors unless there is no quorum of directors in existence.

A director may appoint and remove his own alternate director, who may be removed by resolution of the board. An alternate director may also be a director in his own right and may act as an alternate to more than one director.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Subject to these bye-laws, our board of directors may delegate to any company, firm, person, or body of persons any of its power (including the power to sub-delegate). Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares.

The remuneration of our directors is determined by a resolution made by us or, in the absence of such determination, by the board of directors. Our directors may also be paid reasonable travel, hotel and other expenses incurred by them in attending and returning from the meetings of our board of directors, any committee of our board of directors, general meetings of our Company, or in connection with our business or their duties as directors generally. Provided a director discloses a direct or indirect interest in a contract or proposed contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or proposed contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board of directors meeting.

Loans to Directors

Under Bermuda law, a director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) cannot in general borrow from us unless shareholders holding 90% of the total voting rights have consented to the loan.

Indemnification of Directors and Officers

Our bye-laws indemnify our directors and officers against liabilities, losses, damages and expenses incurred or suffered by him in connection with the conduct of our business or discharge of his duties as director or officer, except in respect of their fraud or dishonesty.

Amalgamations

A Bermuda exempted company may acquire the business of another Bermuda exempted company or a company incorporated outside of Bermuda when the business of the target company is within the acquiring company’s objects as set forth in its memorandum of association.

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the merger or amalgamation agreement to be approved by our shareholders, whether or not their shares have voting rights. Such shareholder approval requires the resolution of the shareholders to be passed by a simple majority vote at the meeting, the quorum for which is at least one person present in person holding or representing by proxy more than one-tenth of the issued shares of our Company.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a dissenting shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares may apply to the Bermuda Supreme Court within one month after the giving of the notice of the shareholders meeting for an appraisal of the fair value of those shares.

Bermuda law also provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering stockholders to transfer their shares on the terms of the offer.

Some provisions of our bye-laws may have the effect of delaying, deferring or preventing a change in control of us. See “Risk Factors—Provisions of our bye-laws could delay or prevent a takeover of us by a third party.”

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Our bye-laws require the approval of at least two-thirds of the voting power of the shares of our capital stock entitled to vote generally in the election of directors for stockholders to amend or repeal our bye-laws.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s share capital or any class thereof have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which reflects the alteration or reduction of a company’s share capital authorized and made in accordance with the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by any shareholder who voted in favor of the amendment.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder appearing in the register of shareholders to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, a shareholder appearing in the register of shareholders may apply to a Bermuda court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may capitalize all or any part of the amount credited to our share premium or to any reserve or fund available for distribution. The board of directors may distribute the capitalized amount to the shareholders who would be entitled to such amount if it were distributed by dividend, and in the same proportion, by either: (1) applying such amount in paying up unissued shares, debentures or other obligations of ours, to be allotted as fully paid up; or (2) paying up in full partly or nil paid up shares of those shareholders who would have been entitled to such amounts if they were distributed by way of dividend or distribution.

Registrar or Transfer Agent

A register of holders of the common shares will be maintained by Appleby Corporate Services (Bermuda) Ltd, and a branch register will be maintained in the United States by American Stock Transfer & Trust Company, who will serve as branch registrar and transfer agent.

Listing

We intend to apply to have our common stock approved for quotation on the Nasdaq National Market.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. Such designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the Nasdaq National Market. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

MATERIAL BERMUDA AND U.S. TAX CONSIDERATIONS

Bermuda Tax Considerations

At the date of this document, there is no Bermuda income, corporation, or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders not ordinarily resident in Bermuda. There is currently no Bermuda withholding or other tax on principal, interest or dividends paid to holders of our shares, other than holders ordinarily resident in Bermuda, if any. We cannot assure you that we or our shareholders will not be subject to any such tax in the future.

We have received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act, 1966 an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to us or to any of our operations, or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such shares, debentures or other obligations or any land leased or let to us.

As an exempted company, we are liable to pay in Bermuda an annual government fee based upon our authorized share capital and the premium on our issued shares at a rate not exceeding BD$27,825 per annum.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of purchasing, owning and disposing of common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only to U.S. Holders (as defined below) that hold common shares as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant to investors subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding common shares as part of a hedge, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding common shares that own or are deemed to own ten percent or more of our voting stock; or

•	certain former citizens and residents of the United States subject to tax as expatriates.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly with retroactive effect. Please consult your own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares in your particular circumstances.

You are a “U.S. Holder” if you are a beneficial owner of common shares and are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion assumes that we are not, and will not become, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, as described more fully below.

Taxation of Distributions

The Company does not currently expect to make distributions on its common shares. In the event that the Company does make distributions on common shares, such distributions (other than certain pro rata distributions of common shares) will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Should any distribution exceed current or accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. Holder’s adjusted tax basis in the common shares to the extent of the U.S. Holder’s adjusted tax basis in that stock. Any remaining excess will be treated as capital gain. Subject to applicable limitations, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. U.S. Holders should consult their own tax advisors regarding their eligibility for such reduced rate of taxation on dividends in light of their particular circumstances. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Bermudian taxes. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Subject to applicable limitations that may vary depending upon your circumstances, any Bermudian taxes withheld from dividends on common shares will be creditable against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Bermudian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

Sale and Other Disposition of Common Shares

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if you held the common shares for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the common shares disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

The Company believes that it will not be considered a PFIC for U.S. federal income tax purposes for its current year or in future years. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments and the Company’s ability to use the proceeds from the offering in a timely fashion) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. Holder held common shares, certain adverse consequences could apply to the U.S. Holder.

If the Company were treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax imposed with respect to the amount allocated to such taxable year. Similar rules apply to certain distributions on common shares. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have              shares of common stock outstanding. Of these shares,                      shares, or              shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, and shares purchased by our executive officers and business associates in the directed shares program described below and in “Underwriting”. The remaining              shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

In addition, at our request, the underwriters have reserved up to              shares of the              shares of common stock offered for sale pursuant to this prospectus for sale to some of our directors, executive officers, employees and business associates in a directed shares program. Any of these directed shares purchased by our executive officers and business associates, such as customers or suppliers, will be subject to a 180-day lock-up restriction. Accordingly, the number of shares freely transferable upon completion of this offering will be reduced by the number of directed shares purchased by our executive officers and business associates, and there will be a corresponding increase in the number of shares that become eligible for sale after 180 days from the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately              shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, the holders of              shares of common stock and              shares of common stock issuable upon the exercise of outstanding options and warrants or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Stock Options

As of                     , 2006, options to purchase a total of              shares of common stock were outstanding. All of the shares subject to options are subject to lock-up agreements. An additional              shares of common stock were available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our 2005 Equity Incentive Plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

All of our officers, directors and stockholders owning an aggregate of                      shares of our common stock have signed lock-up agreements under which they have agreed, subject to certain exceptions, not to offer, sell, pledge, contract to sell, sell short, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock beneficially owned by them, for a period ending 180 days after the date of this prospectus (subject to extension in certain circumstances as described under “Underwriting”).

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated.
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated.
Bear, Stearns & Co. Inc.
UBS Securities LLC.
Wachovia Capital Markets, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from the Company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The company and its officers and directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to have our common stock approved for quotation on the Nasdaq National Market under the symbol “WCRX”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Affiliated funds of DLJ Merchant Banking III, Inc., an affiliate of Credit Suisse Securities (USA) LLC, and affiliated funds of J.P. Morgan Partners, LLC, an affiliate of J.P. Morgan Securities Inc., own approximately         % and         %, respectively, of the outstanding preferred shares of our subsidiary, Warner Chilcott Holdings II, Limited, which will be redeemed with a portion of the net proceeds of this offering. In addition, affiliates of each of Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC are lenders under our senior secured credit facility, a portion of the outstanding balance of which will be repaid from the net proceeds of this offering. As a result, more than 10% of the entire net proceeds of this offering may be received by the underwriters or their affiliates. Furthermore, affiliated funds of J.P. Morgan Partners, LLC own approximately         % of our outstanding share capital, and affiliated funds of DLJ Merchant Banking III, Inc. own approximately         % of our outstanding share capital. As a result, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. may be

deemed to have a “conflict of interest” and/or be our “affiliates” under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. has received $10,000 from us as compensation for such role.

The underwriters may not confirm sales to discretionary accounts without the prior written approval of the customer.

The company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The company and the selling stockholders have agreed to indemnify the several underwriters and the qualified institutional underwriter, in its capacity as qualified institutional underwriter, against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they have received or will receive customary fees and expenses. In particular, each of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. acted as initial purchasers in connection with the offering of the 8¾% senior subordinated notes due 2015 of Warner Chilcott Corporation, our subsidiary, in January of 2005, and received customary compensation in respect thereof. In addition, affiliates of each of Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are agents and lenders under our senior secured credit facility and have and will continue to receive customary fees relating thereto.

LEGAL MATTERS

Appleby Spurling Hunter, Bermuda, will pass upon the validity of the Class A common shares offered by this prospectus. Certain legal matters will be passed upon for us by Davis Polk & Wardwell as to matters of U.S. and New York law. The underwriters are being represented as to U.S. legal matters by Cravath, Swaine & Moore LLP.

EXPERTS

The financial statements of Warner Chilcott Holdings Company, Limited as of December 31, 2005 and for the year ended December 31, 2005 and of Warner Chilcott PLC as of December 31, 2004 and for the three months ended December 31, 2004 and for each of the two years in the period ended September 30, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The Statements of Net Sales and Certain Costs and Expenses of the Dovonex product line of Bristol-Myers for each of the three years in the period ending December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.warnerchilcott.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Interim Financial Statements:
Condensed Consolidated Balance Sheets (unaudited) as of March 31, 2006 and December 31, 2005	F-2
Condensed Consolidated Statements of Operations (unaudited) for the quarters ended March 31, 2006 and March 31, 2005	F-3
Condensed Consolidated Statements of Cash Flows (unaudited) for the quarters ended March 31, 2006 and March 31, 2005	F-4
Notes to the Condensed Consolidated Financial Statements (unaudited)	F-5

Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-24
Report of Independent Registered Public Accounting Firm	F-25
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-26
Consolidated Statements of Operations for the year ended December 31, 2005, the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003	F-27
Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2005, the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003	F-28
Consolidated Statements of Comprehensive Income for the year ended December 31, 2005, the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003	F-29
Consolidated Statements of Cash Flows for the year ended December 31, 2005, the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003	F-30
Notes to Consolidated Financial Statements	F-31

Report of Independent Auditors	F-74
Dovonex Product Line of Bristol-Myers Squibb Company Statements of Net Sales and Certain Costs and Expenses for each of the Three Years in the Period Ended December 31, 2005	F-75

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands except share amounts)

(Unaudited)

	As of March 31, 2006		As of December 31, 2005
	Pro Forma	Actual
ASSETS
Current assets:
Cash and cash equivalents		$20,809	$11,502
Accounts receivable, net		39,624	29,765
Inventories		57,361	31,398
Prepaid income taxes		—	3,132
Prepaid expense and other current assets		41,980	43,768

Total current assets		159,774	119,565

Other assets:
Property, plant and equipment, net		39,197	37,102
Intangible assets, net		1,706,756	1,519,847
Goodwill		1,260,777	1,260,777
Other non-current assets		80,460	80,924

Total assets		$3,246,964	$3,018,215

LIABILITIES
Current liabilities:
Accounts payable		$27,931	$17,629
Accrued expenses and other current liabilities		108,255	114,054
Current portion of long-term debt		16,400	14,000
Accrued income taxes		3,633	—

Total current liabilities		156,219	145,683

Other liabilities:
Long-term debt, excluding current portion		2,209,600	1,975,500
Other non-current liabilities		128,511	128,597

Total liabilities		2,494,330	2,249,780

Commitments and contingencies (see Note 12)

Preferred Stock in subsidiary		444,689	435,925

SHAREHOLDERS’ EQUITY
Class A Common Stock, par value $0.01 per share; 117,380,000 shares authorized; 93,287,355 shares issued and outstanding		933	933
Class L Common Stock, par value $0.01 per share; 12,820,000 shares authorized; 10,671,502 shares issued and outstanding (aggregate liquidation preference of $895,335 and $873,498, respectively)		107	107
Additional paid-in capital		884,335	883,951
Accumulated deficit		(583,902)	(556,646)
Accumulated other comprehensive income		6,472	4,165

Total Shareholders’ equity		307,945	332,510

Total liabilities and Shareholders’ equity		$3,246,964	$3,018,215

See accompanying notes to unaudited condensed consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands except per share amounts)

(Unaudited)

	Quarter Ended March 31, 2006		Quarter Ended March 31, 2005
REVENUE
Net sales		$166,461		$128,392
Other revenue		—		5,350

Total revenue		166,461		133,742

COSTS, EXPENSES AND OTHER
Cost of sales		31,807		41,531
Selling, general and administrative		38,286		46,640
Research and development		9,571		4,943
Amortization of intangible assets		58,826		61,300
Acquired in-process research and development		—		280,700
Transaction costs		—		35,975
Interest income		(404)		(298)
Interest expense		45,496		28,946
Accretion on preferred stock of subsidiary		8,701		6,445

(LOSS) BEFORE TAXES		(25,822)		(372,440)
Provision / (benefit) for income taxes		1,434		(4,356)

NET (LOSS)		(27,256)		(368,084)
Preferential distribution to Class L common shareholders		21,837		15,905

Net (Loss) attributable to Class A common shareholders		$(49,093)		$(383,989)

Earnings (Loss) per share:
Class A—Basic		$(0.55)		$(4.37)
Class A—Diluted		$(0.55)		$(4.37)

Pro forma Class A—Basic (unaudited)	$		$

Class L—Basic		$2.05		$1.50
Class L—Diluted		$2.05		$1.49

See accompanying notes to unaudited condensed consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Quarter Ended March 31, 2006	Quarter Ended March 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(27,256)	$(368,084)
Adjustments to reconcile net (loss) to net cash provided by operating activities:
Depreciation	1,595	633
Amortization of intangibles	58,826	61,300
Acquired in-process research & development	—	280,700
Amortization of debt finance costs	2,757	2,174
Stock compensation expense	762	191
Accretion on preferred stock of subsidiary	8,701	6,445
Changes in assets and liabilities:
(Increase) in accounts receivable, prepaid and other assets	(8,154)	(11,055)
(Increase) / decrease in inventories	(25,962)	21,426
Increase / (decrease) in accounts payable, accrued expenses and other liabilities	2,840	(24,215)
Increase / (decrease) in income taxes and other, net	7,665	(10,572)

Net cash provided by / (used in) operating activities	21,774	(41,057)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(245,736)	(7,200)
Purchase of business, net of cash acquired	—	(2,922,555)
Proceeds from sale of fixed assets	—	48
Capital expenditures	(3,156)	(578)

Net cash (used in) investing activities	(248,892)	(2,930,285)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under bank term credit facility	240,000	1,400,000
Proceeds from issuance of senior subordinated notes	—	600,000
Repayments on predecessor long-term debt	—	(195,000)
Repayments under bank term credit facility	(3,500)	—
Proceeds from share capital issue, net of expenses	—	879,344
Proceeds from issuance of preferred stock in subsidiary	—	402,822
Payments for debt finance costs		(82,662)
Borrowings under revolving credit facility	20,000	20,000
Repayments under revolving credit facility	(20,000)	—
Other	(75)	1

Net cash provided by financing activities	236,425	3,024,505

Net increase in cash and cash equivalents	9,307	53,163
Cash and cash equivalents, beginning of period	11,502	—

Cash and cash equivalents, end of period	$20,809	$53,163

See accompanying notes to unaudited condensed consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

1. General

The Company began commercial operations on January 5, 2005 when it acquired Warner Chilcott PLC (the “Predecessor”). The financial statements for all periods in 2005 reflect the Acquisition as if the closing took place on January 1, 2005 and the operating results for the period January 1 through January 4, 2005 were those of the Company. The Company is the direct parent of Warner Chilcott Holdings Company II, Limited, which is the direct parent of Warner Chilcott Holdings Company III, Limited.

The accompanying unaudited interim condensed consolidated financial statements and the notes thereto have been prepared pursuant to the rules and regulations for reporting on Form 10-Q. Accordingly, certain information and disclosures required by accounting principles generally accepted in the United States (“U.S. GAAP”) for complete consolidated financial statements have been condensed or are not included in the unaudited interim financial statements and notes thereto. The audited complete consolidated financial statements and the notes thereto are included in this document as of and for the year ended December 31, 2005.

The results of operations of any interim period are not necessarily indicative of the results of operations for the full year. The interim condensed consolidated financial information presented herein are unaudited and reflect all normal adjustments that are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the periods presented. All intercompany transactions and balances have been eliminated in consolidation. The Company is responsible for the unaudited interim financial statements included in this document. The Company has made certain reclassifications to prior period information to conform to current period presentation.

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet gives effect to the conversion of the Class L common shares into Class A common shares as if it occurred on March 31, 2006. The conversion will automatically occur upon consummation of the initial public offering. The Class L common shares will convert into              shares of Class A common shares based on the formula set forth in the Company’s bye-laws.

2. Summary of Significant Accounting Policies

The following policies are required interim updates to those discussed in Note 2 of the Company’s 2005 audited consolidated financial statements.

Revenue Recognition

Revenue from product sales is recognized when title to the product transfers to the customer, generally free on board (“FOB”), destination. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and completion of all performance obligations. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of trade discounts, sales returns, rebates, coupons, value added tax and similar taxes and fee for service arrangements with certain distributors. Included in net sales are amounts earned under contract manufacturing agreements. Under these agreements, the Company agreed to manufacture certain products for third parties for specified periods. Contract manufacturing sales were $5,855 and $6,638 in the quarters ended March 31, 2006 and 2005, respectively.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

Revenue under co-promotion agreements from fees earned for promoting the sale of products developed or owned by other companies, such as the Company’s arrangement with Bristol-Myers Squibb Company (“Bristol-Myers”) under which the Company co-promoted Dovonex through 2005, were recorded as “Other revenue”, a component of “Total revenue.” Co-promotion revenues were based on a percentage of the co-promotion party’s net sales (as defined in the agreements) of the promoted product. There are no cost of goods sold associated with co-promotion revenues, and the selling and marketing expenses related to co-promotion revenue are included in selling, general and administrative expenses. The co-promotion agreement was terminated effective January 1, 2006 (see Note 4). Co-promotion revenues were $0 and $5,350 in the quarters ended March 31, 2006 and 2005, respectively.

The Company establishes accruals for rebates, coupons, trade discounts, returns, value-added tax and similar taxes and fee for service arrangements with distributors in the same period that it recognizes the related sales. Accrued rebates include amounts due under Medicaid, managed care rebates and other commercial contractual rebates. The Company estimates accrued rebates based on a percentage of selling price determined from historical experience. Returns are accrued based on historical experience. These accruals reduce revenues and are included as a reduction of accounts receivable or as a component of accrued expenses. As of March 31, 2006 and December 31, 2005 the accrued balances relative to these provisions included in accounts receivable were $30,884 and $27,269 (of which $24,263 and $23,662 relate to reserves for product returns), respectively. The accrued balances included in accrued liabilities were $12,785 and $9,924 as of March 31, 2006 and December 31, 2005, respectively. The provisions recorded for product returns were $9,217 and $8,978 in the quarters ended March 31, 2006 and 2005, respectively.

3. Earnings Per Share (“EPS”)

The Company accounts for earnings per share in accordance with SFAS No. 128, “Earnings Per Share” and related guidance, which requires two calculations of earnings per share (EPS) to be disclosed: basic EPS and diluted EPS. The Company presents EPS information using the two-class method as the Class L shares participate in dividends together with the Class A shares after the payment of the Class L preference. The Company does not have any dilutive effects on earnings per share for Class A shares due to the net loss in both periods. The Company does have diluted earnings per share for the Class L stock.

The numerator in calculating Class L basic and diluted EPS is equal to the Class L preference amount of $21,837 and $15,905 for the quarters ended March 31, 2006 and 2005, respectively. The Company did not allocate remaining losses in accordance with EITF 03-6, “Participating Securities and the Two-Class Method under SFAS No. 128,” because of its preferential rights over Class A (see Note 10). The numerator in calculating Class A basic and dilutive EPS is an amount equal to consolidated net (loss) increased for the aforementioned Class L preference amount.

The denominator in calculating both classes of basic EPS is the weighted average shares outstanding for each respective class of shares. The denominator in calculating Class L diluted EPS includes the additional dilutive effect of outstanding restricted stock grants.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

The following is the calculation of earnings per share using the two-class method:

	Quarter Ended March 31, 2006	Quarter Ended March 31, 2005
Net (loss) available to common shareholders	$(27,256)	$(368,084)

Allocation of net income (loss) to common shareholders:
Class A	$(49,093)	$(383,989)
Class L	$21,837	$15,905

The following is a reconciliation of the basic number of common shares outstanding to the diluted number of common and common stock equivalent shares outstanding:

	Quarter Ended March 31, 2006	Quarter Ended March 31, 2005

Weighted average number of common and potential common Class A shares outstanding:
Basic number of common Class A shares outstanding	89,269,314	87,968,212
Dilutive effect of stock option grants	—	—

Diluted number of common and potential common Class A shares outstanding	89,269,314	87,968,212

Weighted average number of common and potential common Class L shares outstanding:
Basic number of common Class L shares outstanding	10,671,070	10,624,180
Dilutive effect of restricted stock grants	432	34,216

Diluted number of common and potential common Class L shares outstanding	10,671,502	10,658,396

Earnings (loss) per common share:
Class A—Basic	$(0.55)	$(4.37)
Class A—Diluted	$(0.55)	$(4.37)

Class L—Basic	$2.05	$1.50
Class L—Diluted	$2.05	$1.49

Stock options to purchase 1,917,720 shares of Class A common stock at an exercise price of $22.98 were outstanding during the period but were not included in a calculation of diluted earnings per share as the effect of stock options would be anti-dilutive. Unvested stock grants to receive 4,018,042 and 5,282,054 shares of Class A common stock as of March 31, 2006 and 2005, respectively, were not included in a calculation of diluted earnings per share as the effect of the grants would be anti-dilutive.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

Unaudited Pro Forma Earnings (Loss) Per Share

The unaudited pro forma earnings per share has been computed to give effect to the conversion of the Class L common shares into Class A common shares, upon consummation of the initial public offering on an if-converted basis for the quarter ended March 31, 2006. The Class L common shares will convert into                  shares of Class A common shares based on the formula set forth in the Company’s bye-laws.

Quarter Ended March 31, 2006
Numerator: Net loss	$(27,256)

Denominator:
Weighted average Class A common shares outstanding
Add:
Adjustment to reflect weighted average effect of the assumed conversion of Class L common shares to Class A common shares

Denominator for basic pro forma calculation

Pro forma Earnings (loss) per share—Basic

4. Product Acquisitions

Dovonex

In April 2003, the Company entered into an alliance with LEO Pharma A/S (“LEO”), the developer of Dovonex and Taclonex (and owner of the patents covering these products), and Bristol-Myers, the then exclusive licensee of Dovonex in the United States. Dovonex is a leading non-steroidal topical treatment for psoriasis. The Company acquired Bristol-Myers’ rights to Dovonex on January 1, 2006 for a purchase price of $205,176, including amounts to acquire Bristol Myers’ inventories of Dovonex products on hand at the closing date, plus a 5% royalty on net sales of Dovonex through 2007. The Company funded the payment of the purchase price by borrowing $200,000 under the delayed-draw term loan portion of the Company’s senior secured credit facility and the remainder using cash on hand. On January 1, 2006, the license and supply agreement with LEO for Dovonex became effective and the Company’s co-promotion agreement with Bristol-Myers terminated. Under the LEO license and supply agreement, the Company will pay LEO a supply fee for Dovonex equal to 20% of net sales and a royalty equal to 10% of net sales (each as calculated under the terms of the agreement). The royalty would be reduced to 5% if a generic equivalent of Dovonex were introduced. The purchase price of $205,176 was allocated to the fair value of the assets acquired as follows:

Inventory	$6,640
Intangible assets	198,536

$205,176

Taclonex

Taclonex is a psoriasis product that combines calcipotriene, the active ingredient in Dovonex, with the corticosteroid betamethasone dipropionate in a single topical treatment. Under various agreements with LEO, the Company paid $2,000 in December 2001, an additional $10,000 in April

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

2003 and, in February 2006, a final milestone payment of $40,000 following the U.S. FDA approval of Taclonex, to become the exclusive licensee of Taclonex in the United States. Under the terms of a license and supply agreement with LEO, the Company will pay a supply fee for Taclonex ranging from 20% to 25% of net sales and royalties ranging from 10% to 15% of net sales (each as calculated under the terms of the agreement). The Company funded the $40,000 payment to LEO by borrowing under the delayed-draw term loan portion of the Senior Secured Credit Facility. The final $40,000 milestone payment was recorded as an acquired intangible asset in the Company’s balance sheet.

5. Inventories

Inventories consists of the following:

	As of March 31, 2006	As of December 31, 2005
Finished goods	$38,046	$13,490
Raw materials	19,315	17,908

	$57,361	$31,398

Amounts above are net of $5,173 and $4,741 related to inventory obsolescence reserves at March 31, 2006 and December 31, 2005, respectively. Product samples are stated at cost ($2,527 and $4,608 as of March 31, 2006 and December 31, 2005, respectively) and are included in prepaid expense and other current assets.

6. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	As of March 31, 2006	As of December 31, 2005
Land and buildings	$18,200	$18,039
Plant and machinery	12,991	11,481
Motor vehicles	66	66
Computer equipment and software	5,374	4,740
Furniture and fixtures	1,327	1,284
Construction in Process	5,931	4,589

	43,889	40,199
Less accumulated depreciation	4,692	3,097

	$39,197	$37,102

Depreciation expense was $1,595 and $633 in the quarters ended March 31, 2006 and 2005, respectively.

7. Goodwill and Intangible Assets

The Company’s goodwill and a trademark have been deemed to have indefinite lives and are not amortizable. Our licensing agreements and certain trademarks that do not have indefinite lives are being amortized on either a straight-line or accelerated basis over their useful lives not to exceed 15 years.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

Components of the Company’s intangible assets at March 31, 2006, which include first quarter additions of Dovonex for $198,536 and Taclonex for $40,000, consist of the following:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Definite-lived intangible assets:
Product specific assets	$2,007,932	$331,176	$1,676,756
Indefinite-lived intangible assets:
Trademark	30,000	—	30,000

Total intangible assets	$2,037,932	$331,176	$1,706,756

The indefinite-lived intangible asset is the Warner Chilcott trademark, which is expected to contribute to cash flows indefinitely. The trademark has been in existence for many years and there is no foreseeable limit on the period of time over which it is expected to contribute cash flows. Aggregate amortization expense related to intangible assets was $58,826 and $61,300 for the quarters ended March 31, 2006 and 2005, respectively. Estimated amortization expense for the remainder of 2006 and for each of the next five years is as follows:

Amortization
2006	$155,907
2007	195,209
2008	179,405
2009	154,442
2010	147,973
2011	142,908

8. Accrued Expenses

Accrued expenses consist of the following:

	As of March 31, 2006	As of December 31, 2005
Royalties under product licensing agreements	$6,039	$—
Payroll, commissions, and employee costs	9,737	14,973
Medicaid rebate accrual	11,512	8,631
Interest payable	14,655	27,395
Contingent liabilities	39,451	38,465
Provision for loss contracts	6,815	6,815
Advertising and promotion	1,712	3,545
Other	18,334	14,230

	$108,255	$114,054

9. Indebtedness

Senior Secured Credit Facility

On January 18, 2005, Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and the Company’s Puerto Rican operating subsidiary (Warner Chilcott Company, Inc.) entered into a $1,790,000 senior secured credit facility with Credit Suisse as administrative agent and

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

other lenders. The facility consists of a $150,000 revolving credit facility, a $1,400,000 single-draw term loan and a $240,000 delayed-draw term loan. In 2006, the $240,000 delayed-draw facility was utilized for the acquisition of the U.S. rights to the prescription pharmaceutical product Dovonex from Bristol-Myers for $200,000 and a $40,000 milestone payment to LEO following FDA approval of Taclonex.

Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and Warner Chilcott Company, Inc. are each borrowers and cross-guarantors under the senior secured credit facility; the Company’s significant subsidiaries are also guarantors and cross-guarantors of this obligation. Borrowings under the senior secured credit facility are secured by a first priority security interest in substantially all of the borrowers’ and guarantors’ assets, including a pledge of all of the outstanding capital stock of Warner Chilcott Holdings Company III, Limited.

The senior secured credit facility contains a financial covenant that requires that Warner Chilcott Holdings Company III, Limited’s ratio of total indebtedness to EBITDA (both as defined in the senior secured credit facility) not to exceed certain levels. The senior secured credit facility also contains a financial covenant that requires Warner Chilcott Holdings Company III, Limited to maintain a minimum ratio of EBITDA to interest expense (as defined in the senior secured credit facility) and other covenants that, among other things, limit Warner Chilcott Holdings Company III, Limited’s ability to incur additional indebtedness, incur liens, prepay subordinated debt, make loans and investments, merge or consolidate, sell assets, change its business or amend the terms of its subordinated debt and restrict the payment of dividends.

The term facilities mature on January 18, 2012, with scheduled quarterly repayments totaling $16,400 annually. The revolving credit facility matures January 18, 2011. The borrowers under the senior secured credit facility are also required to make mandatory prepayments of term loans in amounts equal to 100% of net asset sale proceeds, 100% of net proceeds from issuance of debt and up to 50% (with reductions based on leverage) of excess cash flow. Optional prepayments may be made at any time without premium or penalty.

The interest rates on borrowings under the revolving credit facility accrue, at Warner Chilcott Holdings Company III, Limited’s option, at LIBOR plus 2.50% or Adjusted Base Rate (“ABR”) plus 1.50%. Warner Chilcott Holdings Company III, Limited also pays a commitment fee initially set at 0.5% of the unused portion of the revolving credit facility ($150,000 unused as of March 31, 2006). The interest rate spreads for revolving credit loans and the revolving credit commitment fee are subject to downward adjustment conditioned upon reductions in its leverage ratio.

Interest on term borrowings accrue at Warner Chilcott Holdings Company III, Limited’s option, at LIBOR plus 2.75% or ABR plus 1.75% through April 24, 2006. There is also a commitment fee of 1.375% on the unused portion of the delayed-draw facility. As of March 31, 2006 there is no longer a delayed-draw commitment fee as these were fully drawn (see Note 4). On April 25, 2006, Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and Warner Chilcott Company, Inc. entered into an amendment to the senior secured credit facility under which the interest rates applicable to outstanding and future term borrowings were reduced by 0.25%. These interest rates would be reduced by an additional 0.25% if: (i) the term borrowings receive a rating of B1 or higher from Moody’s Investors Service, Inc. and B+ or higher from Standard & Poor’s or (ii) the leverage ratio (as defined under the senior secured credit facility) is equal to or less than 5.75 to 1 and the additional reduction would remain in effect as long as the required ratings or leverage ratio were maintained.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

Effective May 3, 2005, Warner Chilcott Company, Inc entered into interest rate swap contracts covering $450,000 notional principal amount of its variable rate debt. Warner Chilcott Holdings Company III, Limited and its subsidiaries were required under the terms of its senior secured credit facility to fix or otherwise limit its interest costs on at least 50% of its funded indebtedness for a specified period. By entering into these swap contracts, and by fixing the interest rate on certain LIBOR borrowings for six months, Warner Chilcott Holdings Company III, Limited satisfied this requirement. Warner Chilcott Holdings Company III, Limited entered into the interest rate swaps specifically to hedge a portion of its exposure to potentially adverse movements in variable interest rates. The swaps are accounted for in accordance with SFAS Nos. 133, 138, and 149.

The terms of the swaps are shown in the following table:

Notional Principal Amount	Maturity Date	Receive Variable Rate	Pay Fixed Rate
$50,000	Nov-03-06	90 day LIBOR	3.90%
$200,000	May-03-07	90 day LIBOR	3.965%
$200,000	May-03-08	90 day LIBOR	4.132%

Senior Subordinated Notes

On January 18, 2005, Warner Chilcott Corporation, the Company’s wholly-owned U.S. subsidiary, issued $600,000 principal amount of 8 3/4% senior subordinated notes due 2015 (the “Notes”). The Notes are guaranteed on a senior subordinated basis by Warner Chilcott Holdings Company III, Limited, Warner Chilcott Intermediate (Luxembourg) S.a.r.l., the U.S. operating subsidiary (Warner Chilcott (US), Inc.) and the Puerto Rican operating subsidiary (Warner Chilcott Company, Inc.). Interest payments on the Notes are due semi-annually in arrears on each February 1 and August 1 beginning August 1, 2005. Proceeds from the issuance of the Notes, net of issuance expenses, were $572,768 and were used to fund a portion of the Acquisition of Warner Chilcott PLC. The note issuance costs are being amortized to interest expense over the ten-year term of the Notes using the effective interest method. The Notes are unsecured senior subordinated obligations of Warner Chilcott Corporation, are guaranteed on an unsecured senior subordinated basis by Warner Chilcott Holdings Company III, Limited and rank junior to all existing and future senior indebtedness, including indebtedness under the senior secured credit facility.

All or some of the Notes may be redeemed at any time prior to February 1, 2010 at a redemption price equal to par plus a “make-whole” premium. On or after February 1, 2010, Warner Chilcott Holdings Company III, Limited may redeem all or some of the Notes at redemption prices declining from 104.38% of the principal amount to 100.00% on or after February 1, 2013. In addition, Warner Chilcott Holdings Company III, Limited may, at its option, at any time prior to February 1, 2008 redeem up to 35.00% of the aggregate principal amount of the Notes with the net cash proceeds of one or more equity offerings at a redemption price of 108.75% of the principal amount. If Warner Chilcott Holdings Company III, Limited or Warner Chilcott Corporation were to undergo a change of control, each Note holder would have the right to require Warner Chilcott Corporation to repurchase the Notes at a purchase price equal to 101.00% of the principal amount. The Note indenture contains restrictive covenants that, among other things, limit the ability of Warner Chilcott Holdings Company III, Limited and its subsidiaries to incur or guarantee additional debt or redeem or repurchase capital stock and restrict the payment of dividends or distributions on such capital stock. In addition, Warner Chilcott

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

Holdings Company III, Limited agreed to register the Notes by filing an S-4 Registration Statement with the SEC and having the registration statement declared effective on or before December 14, 2005. On April 20, 2006, Warner Chilcott Holdings Company III, Limited filed an S-4 Registration Statement covering the registration of an aggregate principal amount of $600,000 of new 8 3/4% Senior Subordinated Notes due 2015 of Warner Chilcott Corporation that may be exchanged for the Notes. The new notes have substantially identical terms as the Notes. The Registration Statement also covers the resale of the registered notes by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. and their affiliates that are affiliates of the registrant in market making transactions. On April 21, 2006 the S-4 Registration Statement was declared effective by the SEC. Due to delays in having the S-4 Registration Statement declared effective, Warner Chilcott Corporation incurred penalty interest on the Senior Subordinated Notes beginning on December 15, 2005. As of April 21, 2006 the interest rate on the Senior Subordinated Notes reverted to the stated 8 3/4% rate. On May 24, 2006, Warner Chilcott Corporation announced the successful completion of the offer to exchange the notes for new 8 3/4% Senior Subordinated Notes due 2015.

As of March 31, 2006, Warner Chilcott Holdings Company III, Limited’s funded debt included the following:

	Current Portion March 31, 2006	Long-Term Portion March 31, 2006	Total Outstanding March 31, 2006
Revolving credit loan	$—	$—	$—
Term loans	16,400	1,609,600	1,626,000
Senior Subordinated Notes	—	600,000	600,000

Total	$16,400	$2,209,600	$2,226,000

As of March 31, 2006, mandatory repayments of long-term debt in the remainder of 2006 and each of the five years ended December 31, 2007 through 2011 and thereafter were as follows:

Year Ending December 31,	Aggregate Maturities
2006	$12,300
2007	16,400
2008	16,400
2009	16,400
2010	16,400
2011	12,300
Thereafter	2,135,800

Total long-term debt	$2,226,000

The carrying amount reported for long-term debt, other than the senior subordinated notes, approximates fair value because a significant portion of the underlying debt is at variable rates and reprices frequently. The fair value of the senior subordinated notes ($592,500) has been calculated based on comparable market yields on March 31, 2006.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

10. Shareholders’ Equity

The Company has two classes of common shares; (1) Class A, par value $0.01 per share, with 117,380,000 shares authorized and 93,287,355 shares issued and outstanding as of March 31, 2006 and (2) Class L, par value $0.01 per share, with 12,820,000 shares authorized and 10,671,502 shares issued and outstanding as of March 31, 2006.

All holders of Class A and Class L common shares vote together as a single class on an as-converted basis. Class L common stock has preferential distribution rights over Class A common stock whereby Class L stockholders are entitled to receive an amount equal to the value of the initial investment in Class L stock plus an amount sufficient to generate an internal rate of return equal to 10% annually (compounded quarterly), prior to Class A stockholders receiving any Company distributions. As of March 31, 2006, the Class L preferential distribution rights (the sum of the initial investment, vesting of strip rights and rate of return) totaled $895,335. After the Class L internal rate of return rights are satisfied, the Class A and Class L stockholders participate in the earnings of the Company on a pro rata basis determined using the number of shares then outstanding.

The items impacting shareholders’ equity in the period from December 31, 2005 to March 31, 2006 follow:

Balance as of December 31, 2005	$332,510
Net (loss)	(27,256)
Stock-based compensation expense	699
Settlement of stock-based compensation	(315)
Unrealized gain on interest rate swaps	2,192
Foreign currency translation	115

Balance March 31, 2006	$307,945

The addition to shareholders’ equity from stock based compensation represents the amount of expense recognized by the Company in respect of stock and option grants under the 2005 Equity Incentive Plans in accordance with SFAS 123R, “Accounting for Stock Compensation.”

The interest rate swaps (see Note 9) effectively convert a portion of the variable rate debt under the senior secured credit facility to fixed rates. For the quarter ended March 31, 2006, a gain of $2,192 related to these derivative instruments designated as cash flow hedges was recorded in other comprehensive income (net of tax) with an offsetting amount included in other non-current assets.

11. Preferred Stock in Subsidiary

On October 27, 2004, a company formed by affiliates of Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. (collectively the “Sponsors”) reached an agreement on the terms of a recommended acquisition of Warner Chilcott PLC. The Acquisition became effective on January 5, 2005 and, following a series of transactions, the Company acquired 100% of the share capital of Warner Chilcott PLC.

To complete the Acquisition, the Sponsors, certain of their limited partners and certain members of the Company’s management, indirectly funded equity contributions of $1,282,851 to the Company

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

and certain of its subsidiaries. The Company’s initial equity of $880,029 was funded with contributions to purchase Class A and Class L common shares of the Company. The Company’s wholly-owned subsidiary, Warner Chilcott Holdings Company II, Limited’s initial equity of $402,822 was funded through issuance of preferred stock. Each share of Warner Chilcott Holdings Company II, Limited preferred shares has a liquidation preference of $1,000 plus a cumulative accretion on the stock at a rate of 8% per annum, compounded quarterly.

Warner Chilcott Holdings Company II, Limited, has preferred stock, par value $0.01 per share, with 600,000 shares authorized and 404,439 shares issued and outstanding as of March 31, 2006.

The items impacting preferred stock in subsidiary in the period from December 31, 2005 to March 31, 2006 follow:

Balance as of December 31, 2005	$435,925
Liquidation value of portion of equity strip grants	63
Accretion on preferred stock	8,701

Balance March 31, 2006	$444,689

As of March 31, 2006, the outstanding preferred shares of Warner Chilcott Holdings Company II, Limited, have a liquidation preference of $444,689. Such amount has been classified as preferred stock in subsidiary in the accompanying condensed consolidated balance sheet of the Company. Preferred stock accretion on Warner Chilcott Holdings Company II, Limited’s shares were $8,701 and $6,445 for the quarters ended March 31, 2006 and 2005, respectively ($40,234 cumulative accretion over the life of the preferred shares). These amounts have been expensed in the condensed consolidated statements of operations of the Company.

12. Commitments, Contingencies and Litigation

Purchase Commitments

The Company has contingent purchase obligations in connection with two products acquired in 2003 (Estrostep and femhrt), which are contingent on the products maintaining market exclusivity through the expiration dates of certain patents. Payments related to these products totaled $7,200 in the quarter ended March 31, 2006. Assuming that the products maintain market exclusivity for the remaining duration of the patents, the Company would make additional payments of:

Year
2006	$21,600
2007	24,000
2008	11,600
2009	11,600
2010	2,900

Total	$71,700

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

The Company has non-cancelable commitments under minimum purchase requirements with multiple suppliers, which aggregate $41,992. The Company also has outstanding non-cancelable purchase commitments for raw materials with multiple suppliers, which aggregate $28,493. The Company’s aggregate remaining purchase commitments as of March 31, 2006 were approximately:

Year
2006	$36,933
2007	13,776
2008	12,517
2009	7,259
2010	—

Dovonex and Taclonex Commitments

The Company acquired Bristol-Myers’ rights to Dovonex and related inventory on January 1, 2006 for a purchase price of $205,176 plus a 5% royalty on net sales of Dovonex through 2007. Under the LEO license and supply agreement, the Company will pay LEO a supply fee for Dovonex equal to 20% of net sales and a royalty equal to 10% of net sales (each as calculated under the terms of the agreement). The royalty will be reduced to 5% if a generic equivalent of Dovonex is introduced. The royalty on future sales of Dovonex product held in inventory at March 31, 2006 was $8,974.

Under the terms of the Taclonex license and supply agreement, the Company will pay LEO a supply fee for Taclonex ranging from 20% to 25% of net sales and royalties ranging from 10% to 15% of net sales (each as calculated under the terms of the agreement). The royalty on future sales of Taclonex product held in inventory at March 31, 2006 was $5,024.

Product Development Agreements with LEO

In September 2005, the Company entered into agreements with LEO under which the company acquired the rights to certain products under development. LEO also granted the Company a right of first refusal and last offer for U.S. sales and marketing rights to all products developed by LEO Pharma principally for the treatment or prevention of dermatological diseases through 2010. Under the product development agreement the Company may make payments to LEO upon the achievement of various developmental milestones that could aggregate up to $150,000. In addition, we have agreed to pay a supply fee and royalties to LEO on the net sales of those products. The Company may also agree to make additional payments for products that have not been identified or that are covered under the right of first refusal and last offer.

On January 21, 2006, the Company entered into an agreement with LEO to acquire an option to purchase certain rights with respect to a topical dermatology product in development for a purchase price of $3,000 paid upon signing (which was recorded as research and development expense in the quarter ended March 31, 2006) and an additional $3,000 which will be due upon completion of development milestones.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

Leases

The Company leases land, buildings, computer equipment and motor vehicles under operating and capital leases. The Company’s remaining commitments under the non-cancelable portion of all leases for the remainder of 2006 and next five years and thereafter as of March 31, 2006 are approximately:

2006	$3,170
2007	1,519
2008	1,528
2009	742
2010	426
2011	81
Thereafter	112

Lease and rental expenses included in selling, general and administrative expenses totaled $1,319 and $990 in the quarters ended March 31, 2006 and 2005, respectively.

13. Legal Proceedings

The Company is involved in various legal proceedings of a nature considered normal to its business, including product liability and other litigation. The Company records reserves related to legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable. The Company self-insures for liability not covered by product liability insurance based on estimates of potential product liability claims developed in consultation with its insurance consultants and outside legal counsel.

The Company’s most significant legal proceedings are described below:

Hormone Therapy Product Liability Litigation

Approximately 450 product liability suits have been filed against the Company related to its hormone therapy (“HT”) products, femhrt, Estrace, Estrace Cream and medroxyprogesterone acetate. The cases are in the early stages of litigation and the Company is in the process of analyzing and conducting investigations of the individual complaints.

The lawsuits were likely triggered by the July 2002 announcement by the National Institutes of Health (“NIH”) of the early termination of one of two large-scale randomized controlled clinical trials, which were part of the Women’s Health Initiative (“WHI”), examining the long-term effect of HT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer in postmenopausal women. In the terminated arm of the trial, which examined combined estrogen and progestogen therapy (the “E&P Arm of the WHI Study”), the safety monitoring board determined that the risks of long-term estrogen and progestogen therapy exceeded the benefits, when compared to a placebo. The estrogen used in this trial was conjugated equine estrogen and the progestin was medroxyprogesterone acetate, the compounds found in Prempro, a Wyeth product used by more than six million women (at the inception of the trial) in the United States each day. According to the article summarizing the principal results from the E&P Arm of the WHI Study in the July 17, 2002 issue of the Journal of the American Medical Association, despite a decrease in the incidence of hip fracture and

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke and blood clots in patients randomized to the estrogen and progestogen therapy. Numerous lawsuits were filed against Wyeth, as well as against other manufacturers of HT products, after the publication of the summary of the principal results of the E&P Arm of the WHI Study.

Approximately 75% of the complaints filed against the Company do not specify the HT drug alleged to have caused the plaintiff’s injuries. These complaints broadly allege that the plaintiff suffered injury as a result of an HT product. The Company has sought the dismissal of lawsuits that, after further investigation, do not involve any of the Company’s products. The Company has successfully reduced the number of HT suits the Company will have to defend. Of the approximately 450 suits that were filed, 294 have been dismissed and 63 involving Estrace have been successfully tendered to Bristol-Myers’s defense counsel pursuant to an indemnification provision in the asset purchase agreement pursuant to which we acquired Estrace. The purchase agreement included an indemnification agreement whereby Bristol-Myers indemnified us for product liability exposure associated with Estrace products that were shipped prior to July 2001. The Company has forwarded agreed upon dismissal motions in another 30 cases to plaintiffs’ counsel.

The Company maintains product liability insurance coverage for claims in excess of $10 million and up to $30 million. The Company is self-insured for liability in excess of $30 million and up to $40 million, and has insurance coverage for liability from $40 million to $50 million, has coinsurance for amounts from $50 million to $100 million above which the Company is self-insured (split 75% self-insured and 25% covered by the insurance carrier). The insurance may not apply to damages or defense costs related to any claim arising out of HT products with labeling that does not conform completely with FDA hormone replacement therapy communications to manufacturers of HT products. Labeling changes for Estrace Tablets that conform to such communications are currently pending before the FDA. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated. An estimate of the range of potential loss, if any, to the Company relating to these proceedings is not possible at this time.

FTC Lawsuits Regarding Exercise of Option for a Five-Year Exclusive License to ANDA Referencing Ovcon 35

In March 2004, for $1.0 million, Barr granted the Company an option to acquire a five-year exclusive license under an ANDA owned by a unit of Barr for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, the Company exercised this option for an additional payment of $19.0 million. At that time, the Company entered into a finished product supply agreement under which Barr agreed to provide the Company with its requirements for finished Ovcon products throughout the term of the license. Barr is the Company’s sole source of supply for this product.

On November 7, 2005, the FTC and 21 States (“State Plaintiffs”) plus the District of Columbia filed suit against the Company and Barr in the U.S. District Court for the District of Columbia. An additional 13 States subsequently joined the suit. The FTC suit alleges that our agreements with Barr relating to Ovcon 35 (“the Ovcon Agreements”) constitute unfair competition under Section 5 of the FTC Act and seeks an injunction to remove the Ovcon Agreements’ exclusivity provisions and other equitable relief. The suit by the State Plaintiffs alleges that the Agreements violate Section 1 of the Sherman Act, and various state antitrust and consumer protection statutes. State Plaintiffs seek civil penalties, injunctive and equitable relief, and attorneys’ fees. At the Scheduling Conference on April 4, 2006 the Court ruled that unless plaintiffs and defendants agreed that there were no material facts at

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

issue, no party may file a motion for summary judgment until the Court sets a briefing schedule at the conference scheduled for January 5, 2007. On May 25, 2006 the State Plaintiffs filed a motion for leave to file per se motion for summary judgment. The Company intends to oppose the motion.

Eight direct purchaser lawsuits (“Direct Purchaser Plaintiffs”) were filed against the Company and Barr in the U.S. District Court for the District of Columbia. The Direct Purchaser Plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act. Six of the lawsuits are class actions in which the Direct Purchaser Plaintiffs seek to certify and represent a class of plaintiffs consisting of all persons in the United States that directly purchased Ovcon 35 from us after the Ovcon Agreements were entered into. On April 14, 2006 the six direct purchaser class action plaintiffs jointly filed an amended consolidated class action complaint and dismissed their complaints in the remaining five cases. The proposed class includes retail pharmacies, distributors, and wholesalers. The remaining two suits are brought on behalf of individual direct purchasers. All of the Direct Purchaser Plaintiffs seek treble damages, injunctive relief, and costs including attorneys’ fees.

One third-party-payor class action lawsuit (“Third-Party-Payor Plaintiffs”) was filed against the Company and Barr in the U.S. District Court for the District of Columbia during the year ended December 31, 2005. The Third-Party-Payor Plaintiffs seek to certify and represent a class of all third-party-payors in the United States who purchased, reimbursed and/or paid for Ovcon 35 after the Ovcon Agreements were entered into. The proposed class includes insurance companies and employee benefit plans. The Third-Party-Payor Plaintiffs allege in their first amended complaint that the Ovcon Agreements violate Section 1 of the Sherman Act, the antitrust laws of twenty-three states and the District of Columbia, the consumer protection acts of all fifty states and the District of Columbia, and constitute a cause of action for unjust enrichment in unspecified jurisdictions. The Third-Party-Payor Plaintiffs seek an injunction, treble damages, the amounts by which defendants have been unjustly enriched, restitution, disgorgement, a constructive trust, and costs including attorneys’ fees. On April 14, 2006 the Third-Party-Payor Plaintiffs filed a second amended class action complaint. In response to the Company’s previous motion to dismiss, the Third-Party-Payor Plaintiffs dropped antitrust claims in two states and consumer protection claims in forty-seven states and the District of Columbia. On May 3, 2006 defendants moved to partially dismiss the Third-Party-Payor Plaintiffs’ claims. In particular, defendants moved to dismiss the Third-Party-Payor Plaintiffs’ claims brought under the laws of twenty-one states and the District of Columbia, unjust enrichment law, and all claims brought by plaintiff United Food. The Third-Party-Payor Plaintiffs opposed the motion. The motion is fully briefed and is pending before the Court.

On March 6, 2006, a personal use consumer plaintiff (“Consumer Plaintiff”) filed a class action lawsuit against the Company and Barr, in the U.S. District Court for the District of Columbia. The Consumer Plaintiff alleges in her original complaint that the Ovcon Agreements violate sections 1 and 2 of the Sherman Act, the antitrust laws of eighteen states and the unjust enrichment laws of fifty states. The Consumer Plaintiff seeks to certify three separate classes: 1) all persons who purchased Ovcon 35 for personal use who are seeking injunctive relief, disgorgement, and restitution under the Sherman Act; 2) all persons in the eighteen states referenced above who purchased Ovcon 35 for personal use; and 3) all persons who purchased Ovcon 35 for personal use. The Consumer Plaintiff seeks treble damages, injunctive relief, restitution, disgorgement, and costs including attorney’s fees. On April 19, 2006 the Consumer Plaintiffs filed an amended class action complaint. The amended complaint dropped antitrust claims in four states and added an additional named plaintiff. On May 5, 2006 defendants moved to partially dismiss the Consumer Plaintiff’s claims. In particular, defendants

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

moved to dismiss the Consumer Plaintiff’s claims brought under the laws of twelve states, N.Y. Gen. Bus. Law §§ 349, et seq., and unjust enrichment law. The Consumer Plaintiff opposed the motion. The motion is fully briefed and is pending before the Court.

The Company is contesting these lawsuits vigorously. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated by the Company. An estimate of the range of potential loss, if any, to the Company relating to these proceedings is not possible at this time. Notwithstanding the Company’s belief that an unfavorable outcome is unlikely, if the plaintiffs in these private lawsuits are ultimately successful, the Company may be required to pay damages which could have an adverse impact on its results of operations and cash flows. Also, an adverse result in the FTC and state actions could adversely affect the Company’s profits and cash flows by, for example, making it more difficult for the Company to obtain a supply of Ovcon or facilitating generic competition for this product.

Patent Infringement

On March 27, 2006, Warner Chilcott Company, Inc. (“WCCI”), an indirect subsidiary of the Company, filed suit against Berlex Inc. (“Berlex”) and Schering AG (“Schering”) in the U.S. District Court for the District of New Jersey alleging that Berlex and Schering are willfully infringing WCCI’s U.S. Patent No. 5,552,394 in connection with the marketing and sale of Yaz®. The Company is seeking treble damages, costs and a permanent injunction against Berlex and Schering. The Company’s patent covers its Loestrin 24 Fe oral contraceptive, which was approved by the FDA on February 17, 2006. The Company cannot provide any assurance as to when the case will be decided or whether the court will find that WCCI’s patent is being infringed by Berlex and Schering.

14. Income Taxes

The Company operates in five primary tax jurisdictions, the United Kingdom, the United States, the Republic of Ireland, Bermuda and Puerto Rico. Based on the current forecast of income (loss) in each jurisdiction, the expected annual income tax rate for 2006 is approximately 6.0%. The recording of a tax provision on a pre-tax loss is a result of the Company’s taxable income mix among the various tax jurisdictions.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

15. Segment Information

The Company’s business consists of one operating segment for internal financial reporting purposes. Following is selected information for the quarters ended March 31, 2006 and 2005:

	Quarter Ended March 31, 2006	Quarter Ended March 31, 2005
Revenue by country of origin:
United States	$160,071	$121,204
All other countries	6,390	12,538

Total revenue	$166,461	$133,742

Revenue breakdown:
Net sales:
Doryx	$25,305	$24,221
Dovonex	33,846	—
Duricef and Moisturel	895	4,445
Estrace cream	16,587	12,970
Estrace tablets	1,527	3,907
Estrostep	25,788	19,168
femhrt	13,156	16,434
Femtrace	395	—
Loestrin 24 Fe	1,357	—
Femring	2,063	3,430
Ovcon	23,983	22,780
Taclonex	3,264	—
Sarafem	10,582	12,222
Other products	1,858	2,177
Contract manufacturing product sales	5,855	6,638

Total net sales	166,461	128,392

Other revenue:
Co-promotion revenue (Dovonex)	—	5,350

Total revenue	$166,461	$133,742

	As of March 31, 2006	As of December 31, 2005
Fixed assets:
United States	$8,261	$6,658
Puerto Rico	14,415	13,391
United Kingdom/Rep. Of Ireland	16,521	17,053

Total	$39,197	$37,102

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

16.  Concentration of Credit Risk, Reliance on Significant Suppliers and Reliance on Major Products

The Company distributes its pharmaceutical products through wholesalers and distributors, and directly to certain national retail drug and grocery store chains and selected mass merchants. The Company considers there to be a concentration risk for all customers that represent 10% or more of the Company’s total sales. Gross accounts receivable from McKesson Corporation as of March 31, 2006 and December 31, 2005 totaled $19,566 and $17,635, respectively. As of March 31, 2006 and December 31, 2005, gross accounts receivable from Cardinal Health, Inc. totaled $20,401 and $7,761, respectively. As of March 31, 2006 and December 31, 2005, gross accounts receivable from AmerisourceBergen Corporation totaled $7,639 and $10,103, respectively. As of March 31, 2006 and December 31, 2005, gross accounts receivable from CVS totaled $5,993 and $4,759, respectively.

The following table shows significant customer sales as a percentage of total revenues:

	Quarter Ended March 31, 2006	Quarter Ended March 31, 2005
McKesson	29%	26%
Cardinal	25%	20%
AmerisourceBergen	14%	16%
CVS	12%	11%

The following table shows revenue generated from product provided by significant suppliers as a percentage of total revenues. In the event that a supplier suffers an event that causes it to be unable to manufacture the Company’s product requirements for a sustained period, the resulting shortages of inventory could have a material adverse effect on the business of the Company.

	Quarter Ended March 31, 2006	Quarter Ended March 31, 2005
Barr	23%	12%
LEO	22%	—
Faulding	15%	18%
Contract Pharmaceuticals	10%	—
Bristol-Myers	1%	30%

Net sales of the following pharmaceutical products accounted for more than 10% of total revenues:

	Quarter Ended March 31, 2006	Quarter Ended March 31, 2005
Dovonex	20%	4%
Doryx	15%	18%
Estrostep	15%	14%
Ovcon 35 and 50	14%	17%
Estrace Cream	10%	10%
femhrt	8%	12%

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

17. Comprehensive Income

SFAS 130, “Reporting Comprehensive Income”, requires foreign currency translation adjustments and certain other items, which were reported separately in stockholder’s equity to be included in other comprehensive (loss). The components of accumulated other comprehensive income (loss) for the Company consists of foreign currency translation adjustments and unrealized gains or losses on interest rate swap contracts. Comprehensive (loss) for the quarters ended March 31, 2006 and 2005 was $(24,949) and $(368,040), respectively.

The components of accumulated other comprehensive income (loss) include:

	As of March 31, 2006	As of December 31, 2005
Cumulative Translation Adjustment	$(877)	$(992)
Unrealized gain on interest rate swaps (net of tax of $150 and $105)	7,349	5,157

	$6,472	$4,165

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Warner Chilcott Holdings Company, Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, Shareholders’ equity, comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Warner Chilcott Holdings Company, Limited and its subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 7, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Warner Chilcott PLC:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income, Shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Warner Chilcott PLC and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for the three month period ended December 31, 2004 and for the two years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, in the sub-paragraph Restatement, the consolidated financial statements for the three-month period ended December 31, 2004 have been restated.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP Belfast Northern Ireland

July 15, 2005 (except for Note 2, as to which the date is March 28, 2006)

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands except share amounts)

	Successor		Predecessor
	As of December 31, 2005		As of December 31, 2004
			(Restated)
	Pro Forma (Unaudited)	Actual
ASSETS
Current assets:
Cash and cash equivalents		$11,502	$229,565
Accounts receivable, net		29,765	37,351
Inventories		31,398	26,620
Deferred income taxes		27,077	—
Prepaid income taxes		3,132	—
Prepaid expense and other current assets		16,691	12,964

Total current assets		119,565	306,500

Property, plant and equipment		37,102	33,822
Intangible assets, net		1,519,847	904,808
Goodwill		1,260,777	194,113
Other non-current assets		80,924	15,000

Total assets		$3,018,215	$1,454,243

LIABILITIES
Current liabilities:
Accounts payable		$17,629	$20,630
Accrued expenses and other current liabilities		114,054	115,686
Current portion of long-term debt		14,000	101,849
Accrued income taxes		—	18,106

Total current liabilities		145,683	256,271

Other liabilities:
Long-term debt, excluding current portion		1,975,500	90,350
Deferred income taxes		126,475	791
Other non-current liabilities		2,122	2,744

Total liabilities		2,249,780	350,156

Commitments and contingencies (see Note 14)

Preferred Stock in subsidiary		435,925	—

SHAREHOLDERS’ EQUITY
Class A Common Stock, par value $0.01 per share; 117,380,000 shares authorized; 93,287,355 shares issued and outstanding		933	—
Class L Common Stock, par value $0.01 per share; 12,820,000 shares authorized; 10,671,502 shares issued and outstanding (aggregate liquidation preference of $873,498)		107	—
Ordinary shares, par value 0.10 British pounds per share; 250,000,000 authorized, 187,502,161 issued and outstanding at December 31, 2004		—	30,441
Additional paid-in capital		883,951	697,944
Retained (deficit) earnings		(556,646)	388,236
Treasury stock		—	(54,603)
Accumulated other comprehensive income		4,165	42,069

Total Shareholders’ equity		332,510	1,104,087

Total liabilities and Shareholders’ equity		$3,018,215	$1,454,243

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands except per share amounts)

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
		(Restated)
REVENUE:
Net sales	$494,329	$130,713	$482,395	$364,640
Other revenue	20,924	6,180	7,853	524

Total revenue	515,253	136,893	490,248	365,164

COSTS, EXPENSES AND OTHER:
Cost of sales	95,224	34,529	53,488	42,042
Selling, general and administrative	162,670	41,463	146,205	124,786
Research and development	58,636	4,608	26,558	24,874
Amortization of intangible assets	233,473	21,636	52,374	38,106
Impairment of intangible assets	38,876	—	—	—
Acquired in-process research and development	280,700	—	—	—
Transaction costs	35,975	50,973	—	—
Interest (income)	(1,459)	(650)	(1,772)	(3,140)
Interest expense	149,393	1,864	11,028	10,826
Accretion on preferred stock of subsidiary	31,533	—	—	—

(LOSS) / INCOME BEFORE TAXES	(569,768)	(17,530)	202,367	127,670
(Benefit) / provision for income taxes	(13,122)	11,558	59,390	41,380

(LOSS) / INCOME FROM CONTINUING OPERATIONS	(556,646)	(29,088)	142,977	86,290

DISCONTINUED OPERATIONS
Income from discontinued operations (net of tax charge of $1,426 in 2004 and $4,228 in 2003)	—	—	3,333	9,865
Gain on disposal of discontinued operations (net of tax charge of $11,806)	—	—	5,378	—

NET (LOSS) / INCOME	(556,646)	$(29,088)	$151,688	$96,155

Preferential distribution to Class L common shareholders	78,257

Net (Loss) attributable to Class A common shareholders	$(634,903)

Earnings (Loss) Per Share(1):
Class A—Basic	$(7.19)	n.m.	n.m.	n.m.
Class A—Diluted	$(7.19)	n.m.	n.m.	n.m.

Pro Forma Class A—Basic (unaudited)	$

Class L—Basic	$7.35	n.m.	n.m.	n.m.
Class L—Diluted	$7.34	n.m.	n.m.	n.m.

(1)	Shares of the predecessor were repurchased during the acquisition making EPS in prior years a non-comparable number.

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands except share amounts)

	Number of Ordinary Shares	Number of Equivalent ADSs (Representing Four Ordinary Shares)	Share Capital	Additional Paid-in Capital	Retained Earnings (deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total
PREDECESSOR:

Balance as of September 30, 2002	187,805,263	46,951,316	$29,981	$677,417	$191,806	$(23,893)	$33,696	$909,007
Net Income	—	—	—	—	96,155	—	—	96,155
Dividends Declared	—	—	—	—	(9,241)	—	—	(9,241)
Shares Issued	404,632	101,158	65	470	—	—	—	535
Cumulative Translation Adj’s	—	—	—	—	—	—	1,773	1,773
Treasury Stock Disposals	—	—	—	(255)	—	255	—	—
Stock Compensation	—	—	—	(1,301)	—	—	—	(1,301)
Stock Option Tax Benefit	—	—	—	197	—	—	—	197

Balance as of September 30, 2003	188,209,895	47,052,474	30,046	676,528	278,720	(23,638)	35,469	997,125

Net Income	—	—	—	—	151,688	—	—	151,688
Dividends Declared	—	—	—	—	(13,084)	—	—	(13,084)
Shares Issued	1,879,808	469,952	357	12,591	—	—	—	12,948
Shares Repurchased	(2,790,000)	(697,500)	—	—	—	(31,720)	—	(31,720)
Cumulative Translation Adj’s	—	—	—	—	—	—	5,172	5,172
Treasury Stock Disposals	—	—	—	(755)	—	755	—	—
Stock Compensation	—	—	—	2,220	—	—	—	2,220
Stock Option Tax Benefit	—	—	—	2,291	—	—	—	2,291

Balance as of September 30, 2004	187,299,703	46,824,926	30,403	692,875	417,324	(54,603)	40,641	1,126,640

Net Loss—Restated	—	—	—	—	(29,088)	—	—	(29,088)
Shares Issued	202,458	50,614	38	2,414	—	—	—	2,452
Cumulative Translation Adjustments	—	—	—	—	—	—	1,428	1,428
Stock Compensation	—	—	—	2,655	—	—	—	2,655

Balance as of December 31, 2004—Restated	187,502,161	46,875,540	$30,441	$697,944	$388,236	$(54,603)	$42,069	$1,104,087

	Number of Class A Shares	Number of Class L Shares	Class A Common Stock	Class L Common Stock	Additional Paid-in Capital	Accumulated deficit	Accumulated Other Comprehensive Income	Total
SUCCESSOR:
Initial Funding From Shareholders	88,002,920	10,628,372	$880	$107	$879,042	$—	$—	$880,029
Net Loss	—	—	—	—	—	(556,646)	—	(556,646)
Other Comprehensive income	—	—	—	—	—	—	4,165	4,165
Stock Compensation	5,284,435	43,130	53	—	4,909	—	—	4,962

Balance as of December 31, 2005	93,287,355	10,671,502	$933	$107	$883,951	$(556,646)	$4,165	$332,510

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
		(Restated)
Net (Loss) / Income	$(556,646)	$(29,088)	$151,688	$96,155
Other comprehensive income:
Cumulative translation adjustment	(992)	1,428	5,172	1,773
Unrealized gain on interest rate swaps (net of tax of $105)	5,157	—	—	—

Total other comprehensive income	4,165	1,428	5,172	1,773

Comprehensive (Loss) / Income	$(552,481)	$(27,660)	$156,860	$97,928

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) / income	$(556,646)	$(29,088)*	$151,688	$96,155
Adjustments to reconcile net (loss) / income to net cash (used in) provided by operating activities:
Depreciation	3,097	1,019	3,566	6,844
Amortization of intangibles	233,473	21,636	52,551	38,375
Impairment of intangibles	38,876	—	—	—
(Gain) / loss on sale of assets	—	—	(427)	240
(Gain) on sale of business	—	—	(17,184)	—
Acquired in-process research & development	280,700	—	—	—
Amortization of government grants	—	(82)	(684)	(1,135)
Deferred income taxes	(48,606)	4,134	2,261	14,350
Amortization of debt finance costs	10,364	498	334	151
Stock compensation expense	6,532	2,655	2,220	(1,301)
Accretion on preferred stock of subsidiary	31,533	—	—	—
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable, prepaid and other assets	(3,038)	8,375	(19,315)	(7,584)
Decrease / (increase) in inventories	13,727	4,701	(1,648)	(5,906)
(Decrease) / increase in accounts payable, accrued expenses and other liabilities	(11,561)	51,135	(5,245)	24,851
(Decrease) / increase in income taxes and other, net	(20,867)	(17,293)*	6,840	126

Net cash (used in) / provided by operating activities	(22,416)	47,690	174,957	165,166

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(28,800)	(7,200)	(45,868)	(664,229)
Purchase of business, net of cash acquired	(2,922,555)	—	—	—
Proceeds from sale of intangible assets	—	—	45,000	—
Proceeds from sale of fixed assets	48	—	—	40
Capital expenditures	(8,339)	(650)	(10,079)	(6,164)
Proceeds from sale of business (net of costs)	—	—	114,436	(324)

Net cash (used in) / provided by investing activities	(2,959,646)	(7,850)	103,489	(670,677)

CASH FLOWS FROM FINANCING ACTIVITIES:
Term borrowings under bank senior secured credit facility	1,400,000	—	—	—
Proceeds from issuance of senior subordinated notes	600,000	—	—	—
Term repayments under bank senior secured credit facility	(10,500)	—	—	—
Repayments on predecessor long-term debt	(195,000)	—	—	—
Loans repaid	—	—	(46,377)	(2,925)
Other borrowings	101,708	—	—	293,669
Borrowings repaid—other	(101,708)	—	(104,523)	—
Proceeds from share capital issue, net of expenses	880,029	2,452	12,948	535
Proceeds from issuance of preferred stock in subsidiary	402,822	—	—	—
Payments for debt finance costs	(83,624)	—	—	—
Purchase of treasury stock	—	—	(31,720)	—
Cash dividends paid	—	—	(13,084)	(9,241)
Other	(163)	151	162	116

Net cash provided by / (used in) financing activities	2,993,564	2,603	(182,594)	282,154

Net increase / (decrease) in cash and cash equivalents	11,502	42,443	95,852	(223,357)
Cash and cash equivalents, beginning of period	—	186,251	89,073	313,012
Foreign exchange adjustment on cash and cash equivalents	—	871	1,326	(582)

Cash and cash equivalents, end of period	$11,502	$229,565	$186,251	$89,073

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest Paid	$111,918	$1,280	$9,134	$11,502
Income Taxes Paid	$33,304	$9,745	$66,222	$31,243

*	Restated—See Note 2 for description

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

1. The Company

Warner Chilcott Holdings Company, Limited is a Bermuda company, which together with its wholly-owned subsidiaries (collectively, “Warner Chilcott,” the “Company” or the “Successor”) has operations in Rockaway, New Jersey, Fajardo, Puerto Rico, the Republic of Ireland and Larne, Northern Ireland, United Kingdom (“UK”). These consolidated financial statements include the accounts of Warner Chilcott Holdings Company, Limited and all of its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company’s fiscal year ends on December 31. The Company is the direct parent of Warner Chilcott Holdings Company II, Limited, which is the direct parent of Warner Chilcott Holdings Company III, Limited.

The Company began commercial operations on January 5, 2005 (the “Acquisition Date”) when it acquired Warner Chilcott PLC (the “Acquisition”). These financial statements reflect the Acquisition as if the closing took place on January 1, 2005 and the results of operations during the period January 1, through January 4, 2005 were those of the Successor. The period included only two business days and the impact on the results of operations was not material.

The Company is a specialty pharmaceutical company that develops, manufactures, markets and sells branded prescription pharmaceutical products focused on two therapeutic categories: women’s healthcare and dermatology. Warner Chilcott’s portfolio of pharmaceutical products are promoted in the United States by the Company’s sales and marketing organization. The Company also distributes a product in Canada.

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet gives effect to the conversion of the Class L common shares into Class A common shares as if it occurred on December 31, 2005. The conversion will automatically occur upon consummation of the initial public offering. The Class L common shares will convert into                  shares of Class A common shares based on a predefined formula as stated in the Company’s bye-laws.

2. Summary of Significant Accounting Policies

Basis of Presentation and Fiscal Reporting Period

The consolidated financial statements presented for periods ended on or before December 31, 2004 include the accounts of Warner Chilcott PLC (the “Predecessor”) and all of its wholly-owned subsidiaries. The Predecessor operated with a September 30 fiscal year end. Management is responsible for the fair presentation of the financial statements.

Reclassifications

The Company has made certain reclassifications to prior period information to conform to current period presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. The consolidated financial information for both

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

the Company and the Predecessor presented herein reflect all financial information that are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the periods presented. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

Foreign Currency

The Company has operations in the United States, Puerto Rico, UK and the Republic of Ireland. The results of our non-U.S. operations are translated to U.S. dollars at the average exchange rates during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Translation adjustments are reflected in Shareholders’ equity and are included as a component of other comprehensive income.

Derivative Financial Instruments

The Company manages its exposure to certain market risks, including foreign exchange and interest rate risks, through the use of derivative financial instruments and accounts for them in accordance with SFAS Nos. 133, “Accounting for Derivative Instruments and Hedging Activities”, 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, and 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”.

On the date on which the Company enters into a derivative contract, it designates the derivative as: (i) a hedge of the fair value of a recognized asset or liability (fair value hedge), (ii) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (cash flow hedge), (iii) a foreign currency fair value or cash flow hedge (foreign currency hedge) or (iv) a derivative instrument that is not designated for hedge accounting treatment. Changes in fair value of derivative financial instruments are recorded as adjustments to the assets or liabilities being hedged in the statement of operations or in comprehensive (loss) income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction represented and the effectiveness of the hedge. Changes in fair value for derivatives that do not qualify for hedge accounting would be recognized in current earnings.

Revenue Recognition

Revenue from product sales is recognized when title to the product transfers to the customer, generally free on board (“FOB”), destination. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and completion of all performance obligations. The Company

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of trade discounts, sales returns, rebates, coupons, value added tax and similar taxes and fee for service arrangements with certain distributors. Included in net sales are amounts earned under contract manufacturing agreements. Under these agreements, the Company agreed to manufacture certain products for third parties for specified periods. Contract manufacturing sales were $24,524 in the year ended December 31, 2005, $11,369 in the quarter ended December 31, 2004 and $8,304 and $0 in the fiscal years ended September 30, 2004 and 2003, respectively.

Revenue under co-promotion agreements from the sale of products developed or owned by other companies, such as the Company’s arrangement with Bristol-Myers Squibb Company (“Bristol-Myers”) to co-promote Dovonex, is recorded as “Other revenue”, which is included in “Total revenue.” Co-promotion revenue is based on a percentage of the co-promotion party’s net sales (as defined in the agreements) of the promoted product. There is no cost of goods sold associated with co-promotion revenue, and the selling and marketing expenses related to co-promotion revenue are included in selling, general and administrative expenses. Co-promotion revenue was $20,924 in the year ended December 31, 2005, $6,180 in the quarter ended December 31, 2004, and $7,800 and $0 in the fiscal years ended September 30, 2004 and 2003, respectively.

The Company establishes accruals for rebates, coupons, trade discounts, returns, value-added tax and similar taxes and fee for service arrangements with distributors in the same period that it recognizes the related sales. Accrued rebates include amounts due under Medicaid, managed care rebates and other commercial contractual rebates. The Company estimates accrued rebates based on a percentage of selling price determined from historical experience. Returns are accrued based on historical experience. These accruals reduce revenues and are included as a reduction of accounts receivable or as a component of accrued expenses. At December 31, 2005 and 2004 the accrued balances relative to these provisions included in accounts receivable were $27,269 and $24,679 (of which $23,662 and $20,777 relate to reserves for product returns), respectively. The accrued balances included in accrued liabilities were $9,924 and $7,927 as of December 31, 2005 and 2004, respectively.

Advertising and Promotional Costs

Costs associated with advertising and promotion of the Company’s products are expensed as incurred and are included in selling, general and administrative expenses. Advertising and promotion expenses totaled $41,053 in the year ended December 31, 2005, $8,710 in the quarter ended December 31, 2004, and $48,967 and $42,448 in the fiscal years ended September 30, 2004 and 2003, respectively.

Research and Development

Research and development costs are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval or when there is no alternative future use. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset. Amounts capitalized for such payments are included in intangible assets, net of accumulated amortization.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Income Taxes

Income taxes are accounted for under SFAS No. 109 “Accounting for Income Taxes.” Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Litigation and Contingencies

The Company is subject to litigation and contingencies in the ordinary course of business. Additionally, the Company, in consultation with its counsel, assesses the need to record a liability for contingencies on a case by case basis in accordance with SFAS No. 5 “Accounting for Contingencies”. Accruals are recorded when the Company determines that a loss related to a matter is both probable and reasonably estimable, based on existing information. These accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. In addition to the case-by-case contingencies, the Company self insures for liability not covered by product liability insurance based on an estimate of potential product liability claims. The Company develops such estimates in conjunction with its insurance providers and outside counsel.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and money market accounts with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost of goods or market cost. Cost is determined based on a first-in, first-out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items, where appropriate.

Product samples are stated at cost and are included in prepaid expense and other current assets.

Property, Plant and Equipment

Fixed assets are valued at acquisition cost plus any direct expenses of acquisition. Property, plant and equipment acquired in the Acquisition were recorded at their estimated fair values as of the Acquisition Date. Property, plant and equipment are depreciated over their estimated useful lives, principally using the straight-line method. Interest incurred as part of the cost of constructing fixed assets is capitalized and amortized over the life of the asset. No depreciation is charged on land. The Company utilizes licensed software as part of the operating environment. The costs of licensing and implementing enterprise resource planning software are capitalized up to the point of implementation and then amortized over the estimated useful life of the software in accordance with SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The estimated useful lives used by the Company to calculate depreciation are (in years):

Buildings	20
Plant and machinery	10
Motor vehicles	4
Computer equipment and software	3 – 5
Furniture and fixtures	10

Intangible Assets and Goodwill

Net assets of companies acquired in purchase transactions are recorded at their fair value on the date of acquisition. As such, the historical cost basis of individual acquired assets and liabilities are adjusted to reflect their fair value. Identified intangibles, other than indefinite-lived intangible assets, are amortized on an accelerated or straight-line basis over the estimated useful life. This determination is made based on the specific asset and the timing of recoverability from future expected cash flows.

Goodwill represents the excess of acquisition costs over the fair value of the assets of businesses purchased. Goodwill is not amortized and is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment. This analysis is performed at the reporting unit level. The fair value of each reporting unit is compared with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired. If the carrying value of the reporting unit exceeds its fair value, then the implied fair value of the reporting unit’s goodwill as defined in SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) is compared with the carrying amount of that goodwill. An impairment loss would be recorded if the carrying value of the reporting unit’s goodwill exceeds its implied fair value. The Company has one reporting unit and performed its annual impairment test in the fourth quarter of the year ended December 31, 2005.

Definite-lived intangible assets are evaluated for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). An impairment loss would be recognized if the carrying value of an intangible asset were not recoverable. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the asset. The Company’s intangible assets consist of trademarks, patents and other intellectual property and are amortized on either a straight-line or accelerated basis over estimated useful lives not to exceed 15 years. As of December 31, 2005, the weighted average amortization period of intangible assets was approximately 6 years. In addition, the Company has valued a trademark with an indefinite life which is not amortized; however, the carrying value would be adjusted if it were determined that the fair value had declined.

During the quarter ended December 31, 2005, the market performance of two of the Company’s non-core products, Sarafem and Duricef, deteriorated triggering the need for impairment review of the recoverability of the associated intangible assets. The Company’s promotional efforts for Sarafem in the first half of 2005 were unsuccessful in arresting the decline of the brand, which faced new competitors in the PMDD segment and, we believe, lost prescriptions to generic fluoxetine. In 2005, the Company substantially reduced its promotion of Sarafem. Duricef encountered generic competition in 2005, an event that had been anticipated, but the erosion of prescriptions to the generic versions was more rapid than had been expected. Based on these events, the Company developed undiscounted

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

cash flow forecasts for each of the products to evaluate the carrying value of the associated definite-lived intangible assets relative to their fair value. The Company estimated the fair value of the products using a discounted cash flow analysis. The fair value was compared to the carrying value and the differences were recorded as impairment charges for the quarter ended December 31, 2005 as follows:

Product (dollars in thousands)
Sarafem	$11,809
Duricef	27,067

Total	$38,876

Deferred Loan Costs

Expenses associated with the issuance of debt instruments are capitalized and are being amortized over the terms of the respective financing arrangement using the effective interest method over periods ranging from six to ten years. Amortization of these costs is included as a component of interest expense in the consolidated statements of operations and amounted to $10,364 in the year ended December 31, 2005. Deferred loan costs were $73,377 and $0 as of December 31, 2005 and December 31, 2004 and are included in other non-current assets in the consolidated balance sheet.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R. This Statement replaces SFAS No. 123, “Accounting for Stock Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” In the first quarter of 2005, the Company adopted SFAS No. 123R which requires that new, modified and unvested share-based compensation arrangements with employees, such as stock options and restricted stock grants, be measured at fair value and recognized as compensation expense over the vesting periods. All options under the Predecessor’s plans were settled in cash (approximately $70,000) effective on the Acquisition Date. Options issued and restricted shares granted by the Successor are accounted for under SFAS 123R. The Company adopted SFAS 123R, effective January 1, 2005 using the modified prospective method of transition. As of the adoption date, the Company had no unvested awards. The expense recognized under SFAS 123R was $6,532 for the year ended December 31, 2005.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The Predecessor accounted for employee stock options under the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. Compensation costs were generally not recorded in the Predecessor’s net earnings for fixed award stock options as all options granted had an exercise price equal to the market value of the underlying shares on the date of grant. Had compensation expense been determined and recorded based on the fair-value recognition provisions of SFAS No. 123R, net income of the Predecessor for the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003, would have been reduced to pro forma amounts shown below:

	Predecessor	Predecessor	Predecessor
	Pro Forma for the Quarter Ended December 31,	Pro Forma for the Fiscal Year Ended September 30,	Pro Forma for the Fiscal Year Ended September 30,
	2004	2004	2003
	(Restated)
Net (loss) / income, as reported	$(29,088)	$151,688	$96,155

Add:
Stock-based compensation expense / (benefit) recognized in period, net of tax	1,970	1,165	(671)
Subtract:
Pro forma stock-based compensation expense, net of tax	(1,032)	(5,441)	(4,314)

Pro forma net (loss) / income	$(28,150)	$147,412	$91,170

The Predecessor determined SFAS No. 123R pro forma compensation cost by using the Black-Scholes option pricing model. Following are the weighted average per share fair values for options issued during the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003, and the related assumptions used in the calculation of compensation cost under SFAS No. 123R:

	Predecessor	Predecessor	Predecessor
	Quarter Ended December 31,	Fiscal Year Ended September 30,	Fiscal Year Ended September 30,
	2004	2004	2003
Weighted average fair value per share on grant date	$6.54	$6.54	$10.93
Dividend yield	0.56%	0.56%	0.46%
Expected volatility	42.0%	42.0%	40.9%
Risk-free interest rate	2.70%	2.70%	3.10%
Expected term	4.65 years	4.65 years	4.65 years

Restatement

The Company has concluded that its consolidated financial statements for the quarter ended December 31, 2004 should be restated for an overstatement of the income tax provision of $15,000. During that quarter, the Company included an estimate in the income tax provision amounts for income taxes resulting from the taxable sale of assets between subsidiaries located in different tax

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

jurisdictions. The taxes due in the transferor’s jurisdiction are more appropriately recorded as prepaid tax assets, deferring the tax consequences of this inter-company transaction over the remaining life of the transferred assets. A summary of the financial statement line items affected by the restatement on the Company’s consolidated balance sheet and consolidated statement of operations and comprehensive loss is presented below.

Consolidated Balance Sheet:

	Predecessor	Predecessor
	December 31, 2004 (As previously reported)	December 31, 2004 (As Restated)
	(dollars in thousands)
Other non-current assets	$—	$15,000
Total assets	$1,439,243	$1,454,243
Shareholders’ equity	$1,089,087	$1,104,087

Consolidated Statement of Operations and Other Comprehensive Loss:

	Predecessor	Predecessor
	For the Quarter Ended December 31, 2004 (As previously reported)	For the Quarter Ended December 31, 2004 (As Restated)
	(dollars in thousands)
Provision for income taxes	$26,558	$11,558
Loss from continuing operations	$(44,088)	$(29,088)
Net Loss	$(44,088)	$(29,088)
Comprehensive loss	$(42,660)	$(27,660)

There was no net impact on the Company’s consolidated statement of cash flows and no financial statement impact in periods subsequent to December 31, 2004.

Recent Accounting Pronouncements

SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”), amends and clarifies the accounting guidance for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as current period charges regardless of whether they meet the criterion of “abnormal” as mentioned in ARB No. 43, Chapter 4, Inventory Pricing. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate that the adoption of this Statement will have a material impact on its financial position or results of operations.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion No. 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 changes the requirements related to accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle and changes required by a new accounting pronouncement in the

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle versus the previous guidance, which allowed the recording of the impact of an accounting change in the current period’s net income as a cumulative effect adjustment. The Statement is effective for the Company beginning January 1, 2006. The Company does not anticipate that SFAS 154 will have a material impact on the results of operations or financial position of the Company.

3. Earnings Per Share (“EPS”)

The Company accounts for earnings per share in accordance with SFAS No. 128, “Earnings Per Share” and related guidance, which requires two calculations of earnings per share (EPS) to be disclosed: basic EPS and diluted EPS. The Company presents EPS information using the two-class method as the Class L shares participate in dividends together with the Class A shares after the payment of the Class L preference. The Company does not have any dilutive effects on earnings per share for Class A shares due to the net loss in 2005. The Company does have diluted earnings per share for the Class L stock.

The numerator in calculating Class L basic and diluted EPS is the Class L preference amount of $78,257 for the year ended December 31, 2005. The Company did not allocate remaining losses in accordance with EITF 03-6, “Participating Securities and the Two-Class Method under SFAS No. 128,” because of its preferential rights over Class A (see Note 12). The numerator in calculating Class A basic and diluted EPS is an amount equal to consolidated net (loss) increased for the aforementioned Class L preference amount.

The denominator in calculating both classes of basic EPS is the weighted average shares outstanding for each respective class of shares. The denominator in calculating Class L diluted EPS includes the additional dilutive effect of outstanding restricted stock grants.

The following is the calculation of earnings per share using the two- class method:

Year Ended December 31, 2005
Net (loss) available to common shareholders	$(556,646)

Allocation of net income (loss) to common shareholders:
Class A	$(634,903)
Class L	$78,257

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The following is a reconciliation of the basic number of common shares outstanding to the diluted number of common and common stock equivalent shares outstanding:

Year Ended December 31, 2005
Weighted average number of common and potential common Class A shares outstanding:
Basic number of common Class A shares outstanding	88,311,214
Dilutive effect of stock option grants	—

Diluted number of common and potential common Class A shares outstanding	88,311,214

Weighted average number of common and potential common Class L shares outstanding:
Basic number of common Class L shares outstanding	10,641,959
Dilutive effect of restricted stock grants	26,294

Diluted number of common and potential common Class L shares outstanding	10,668,253

Earnings (Loss) per common share:
Class A—Basic	$(7.19)
Class A—Diluted	$(7.19)

Class L—Basic	$7.35
Class L—Diluted	$7.34

Stock options to purchase 1,917,720 shares of Class A common stock at an exercise price of $22.98 were outstanding during the period but were not included in a calculation of diluted earnings per share as the effect of stock options would be anti-dilutive. Unvested stock grants to receive 4,966,857 shares of Class A common stock were outstanding during the period but were not included in a calculation of diluted earnings per share as the effect of the grants would be anti-dilutive.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Unaudited Pro Forma Earnings (Loss) Per Share

The unaudited pro forma earnings per share has been computed to give effect to the conversion of the Class L common shares into Class A common shares, upon consummation of the initial public offering on an if-converted basis for the quarter ended December 31, 2005. The Class L common shares will convert into                  shares of Class A common shares based on the formula set forth in the Company’s bye-laws.

Year Ended December 31, 2005
Numerator: Net loss	$(556,646)

Denominator:
Weighted average Class A common shares outstanding
Add:
Adjustment to reflect weighted average effect of the assumed conversion of Class L common shares to Class A common shares

Denominator for basic pro forma calculation

Pro forma Earnings (loss) per share—Basic

4. Acquisitions and Divestitures

Year Ended December 31, 2005

The Acquisition

On October 27, 2004, a company formed by affiliates of Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. (collectively the “Sponsors”) reached an agreement on the terms of a recommended acquisition of Warner Chilcott PLC. The Acquisition became effective on January 5, 2005 and, following a series of transactions, the Company acquired 100% of the share capital of Warner Chilcott PLC. Warner Chilcott PLC’s shareholders received 862 pence sterling (USD$16.17) in cash for each ordinary share, valuing the aggregate share capital at $3,014.4 million at the settlement date exchange rate of 1.8763 USD/GBP.

To complete the Acquisition, the Sponsors, certain of their limited partners and certain members of the Company’s management, indirectly funded equity contributions of $1,283.0 million to the Company and certain of its subsidiaries. In addition, certain of the Company’s subsidiaries borrowed an aggregate $2,020.0 million to fund the Acquisition. See Note 10 for a description of the Company’s indebtedness.

The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.” The total purchase price, including direct costs of acquisition of approximately $3,152.1 million, was allocated to the acquired assets and liabilities based on their estimated fair values at the Acquisition Date. These allocations were determined by management taking into consideration valuation reports prepared for the Company by a third party appraisal firm as well as management’s assumptions related to the future cash flows expected to be generated from the assets. The excess of the purchase price over the underlying

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

assets acquired and liabilities assumed was allocated to goodwill, which is not deductible for tax purposes. The following table summarizes the estimated values of the assets acquired and liabilities (in thousands) assumed on January 5, 2005.

Cash	$229,565
Accounts receivable, net	37,351
Inventory, net	45,125
Prepaid expense and other current assets	8,764
Purchased in-process research and development	280,700
Property, plant and equipment	31,708
Intangible assets, definite-lived	1,733,395
Intangible assets, indefinite-lived	30,000

Total assets acquired	$2,396,608

Accounts payable and accrued expenses	$141,556
Long-term debt	195,000
Other non-current liabilities	2,744
Current and deferred income taxes	165,965

Total liabilities assumed	$505,265

Fair value of net assets acquired	$1,891,343

Goodwill resulting from acquisition	$1,260,777

Approximately $280,700 of the purchase price represents the estimated fair value of product development projects that, as of the acquisition date, were not approved by the U.S. Food and Drug Administration (“FDA”) for promotion and sale in the United States and had no alternative future use (in-process research and development or “IPR&D”). Accordingly, this amount was immediately expensed and is included in the Company’s consolidated statement of operations for the year ended December 31, 2005. The estimated fair value of the acquired IPR&D is comprised of the following projects:

Value of Acquired IPR&D
(dollars in thousands)
WC 2060 (oral contraceptive)	$182,700
Loestrin 24 Fe (oral contraceptive)	30,000
Taclonex (combination product for psoriasis)	68,000

Total	$280,700

The estimated fair value of these projects was determined based on the use of a discounted cash flow model using a discount rate of 13.0%. For each project, the estimated after-tax cash flows were probability weighted to take into account the stage of completion and the risks surrounding the successful development, obtaining FDA approval and commercialization.

The product development projects, which were in various stages of development at the time of the acquisition, are expected to reach completion at a date ranging from 2006 through 2008. The major

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

risks and uncertainties associated with the timely and successful completion of these projects consists of the ability to confirm the safety and efficacy of the products based on data from clinical trials and obtaining necessary regulatory approvals.

The following unaudited pro forma operating data presents the results of operations for the Predecessor for the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003, as if the Acquisition had occurred on the first day of the respective periods, assuming that the financing described above was used to complete the Acquisition and was outstanding throughout the period, and assuming that there were no other changes in our operations. The pro forma results are not necessarily indicative of the financial results that would have occurred had the transaction actually taken place on the first day of the respective periods, or of future results of operations:

	Predecessor
	Pro Forma for the Quarter Ended December 31,	Pro Forma for the Fiscal Year Ended September 30,	Pro Forma for the Fiscal Year Ended September 30,
	2004	2004	2003
	(dollars in thousands)
Revenue	$136,893	$490,248	$365,164
Interest expense, net	$(31,794)	$(127,178)	$(126,976)
Net loss from continuing operations	$(74,736)	$(396,964)	$(453,651)
Net loss	$(74,736)	$(388,253)	$(443,786)

Included in the pro forma amounts for the periods shown above are (i) the net interest expense that would have been incurred based on the debt incurred to complete the Acquisition, including amortization of deferred financing fees, (ii) increased amortization of intangible assets based on the increased carrying value of the Company’s assets following the application of purchase accounting, (iii) lower income for the twelve-month periods due to the $22,381 write-up of acquired inventory to fair value being recognized in cost of sales, (iv) a write-off of $280,700 of purchased in-process research and development recognized in the twelve-month periods, (v) $30,282 of foreign exchange costs incurred to hedge the Acquisition price and recognized as expense in the twelve-month periods, (vi) $13,412 of incremental expenses directly related to the closing of the transaction, and (vii) management fees of $1,250 per quarter reflecting management fees payable to the Sponsors under a management agreement entered into in connection with the Acquisition.

Year Ended September 30, 2004

Pursuant to an option and license agreement dated March 24, 2004 between Barr Laboratories, Inc. (“Barr”) and the Company, Barr granted the Company an option to acquire a license to sell the products in the United States under Barr’s abbreviated new drug application (an “ANDA”) referencing the Company’s Ovcon 35 product. The License Agreement provided that if the Company exercised the option, it would make a $19,000 payment to Barr. The Company exercised the option on May 7, 2004. The license is fully paid and exclusive for the first five years. At the end of the five year term, the license may be extended on a non-exclusive basis for an additional five year period. Pursuant to a finished product supply agreement dated March 24, 2004, Barr agreed to provide all of the Company’s requirements for finished product throughout the term of the License Agreement.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

On May 3, 2004, the Company entered into a purchase and sale agreement with Pfizer, Inc. (“Pfizer”) for the purchase of certain assets and the assumption of certain liabilities of the Pfizer manufacturing plant located in Fajardo, Puerto Rico for a cash consideration of $4,000. The purchased assets consisted of, among other things, the manufacturing plant and all other assets owned by Pfizer used solely in connection with the Fajardo facility. Pursuant to a transitional services agreement, Pfizer agreed to provide services to the Company at agreed prices and for a certain period of time to assist in an orderly transfer of the Fajardo facility. In addition, under a transitional supply agreement, the Company agreed to manufacture certain products for Pfizer for approximately two years at an agreed manufacturing cost.

Year Ended September 30, 2003

In January 2003, the Company acquired the U.S. sales and marketing rights to Sarafem from Eli Lilly and Company (“Lilly”) for a cash consideration of approximately $295,000. Sarafem is a treatment for PMDD, a severe form of premenstrual syndrome. The Company entered into a three-year supply agreement with Lilly in relation to this product with no option to renew. In January 2004, the Company paid an additional $10,000 to Lilly, to exercise an option to make the license of the U.S. rights exclusive.

In March 2003, the Company acquired two oral contraceptives, Estrostep and Loestrin, from Pfizer for an initial cash consideration of approximately $197,000. Further contingent cash consideration of up to a maximum of $55,400 will become payable to Pfizer in the event that Estrostep retains market exclusivity during the life of its patent. The products were manufactured at Pfizer’s manufacturing facility in Fajardo, Puerto Rico. Warner Chilcott’s purchase agreement included a right of first negotiation for a period of 90 days following an offer by Pfizer to sell the Fajardo facility within five years of the closing of the transaction. Warner Chilcott also entered into a transitional supply agreement with Pfizer in relation to these products, which would terminate upon the earlier of five years following the date of the agreement and four years from the expiration of a 90-day exclusive negotiation period following Pfizer’s offer to sell the Fajardo facility to the Company. Pfizer completed the sale of the Fajardo facility to the Company in May 2004 and the transitional supply agreement terminated upon the completion of the sale. The Company acquired all of the intangible assets associated with the products including the patents, trademarks, regulatory files, manufacturing know-how and other intellectual property.

In April 2003, the Company entered into a major strategic alliance in dermatology, including a co-promotion agreement for Dovonex, with Bristol-Myers and a development agreement for Taclonex (formerly referred to as Dovobet) with Leo Pharma A/S (“LEO Pharma”). Dovonex is a leading non-steroidal product for the treatment of psoriasis. Under the co-promotion agreement, the Company agreed to promote Dovonex for Bristol-Myers, the current exclusive licensee of Dovonex, in the United States. The term of the co-promotion agreement ends December 31, 2007. The Company was compensated by Bristol-Myers for achieving sales of Dovonex above agreed levels. The Company exercised its option to purchase Bristol-Myers’ U.S. rights to Dovonex in January 2006 for a purchase price of $200,000 plus a royalty of 5% on net sales of Dovonex until the end of 2007.

In April 2003, the Company acquired the continuous estrogen-progestogen therapy product, femhrt, from Pfizer for an initial cash consideration of approximately $162,000. Further contingent cash consideration of up to a maximum of $69,600 will become payable to Pfizer in the event that femhrt

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

retains market exclusivity during the life of its patent. Barr manufactures and packages femhrt under a supply agreement with Pfizer which has been assigned to the Company. This agreement continues until September 24, 2007 and provides for two additional one-year renewal terms. The Company acquired all of the intangible assets associated with the product including the patents, trademarks, regulatory files, manufacturing know-how and other intellectual property.

Divestitures—included as continuing operations

Certain divested Loestrin products are included as continuing operations in the financial statements of the Predecessor since the Company continued to derive revenue and cash flows related to Loestrin under the agreement to supply the product to Duramed Pharmaceuticals, Inc. (“Duramed”) as described below.

On March 24, 2004 the Company granted an exclusive license to Duramed, a wholly-owned subsidiary of Barr, to market and sell specific Loestrin products in the United States and Canada. The Company received a license fee of $45,000. The license has an initial term of 15 years and is automatically renewable for successive periods of five years, unless terminated sooner pursuant to the terms of the agreement. Under a finished product supply agreement dated March 24, 2004, the Company agreed to supply Duramed with Loestrin products until April 1, 2008. No gain or loss was recognized on the sale of the Loestrin rights since the $45,000 was equivalent to the carrying value of the Loestrin assets. Loestrin generated revenues of $26,256 and $38,563 in the fiscal years ended September 30, 2004 and 2003, respectively, from sales of Loestrin finished product under the supply agreement with Duramed.

Divestitures—included as discontinued operations

On April 28, 2004, the Company sold the companies, businesses and assets that formerly constituted the Company’s U.K. pharmaceutical product sales and marketing business to Galen Limited (formerly Nelag Limited). Consideration received from the sale was $71,800 (£40,400). The Company’s U.K. pharmaceutical product sales and marketing business generated revenue of approximately $54,900 in the fiscal year ended September 30, 2003.

On May 10, 2004, the Company disposed of its U.K sterile solutions business, (the “IVEX Business”), for a total cash consideration of $4,500 (£2,500) plus working capital, to Gambro BCT. The IVEX Business had revenue of $12,200 in the fiscal year ended September 30, 2003.

In December 2003, the Company sold the manufacturing facility of its Pharmaceutical Development and Manufacturing Services (“PDMS”) business, which formed part of the Company’s contract manufacturing business, to a company controlled by Dr. Allen McClay, the founder, former President and Director of the Predecessor. As part of the agreement, the acquiring company entered into a supply agreement with the Company to manufacture, supply and distribute a number of the Company’s products for the U.K. and Irish markets. The Company received a cash consideration of $36,000 (£20,000) for the sale of this facility.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

5. Derivatives and Fair Value of Financial Instruments

Derivative Financial Instruments

Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives recognized in either net income or comprehensive (loss) income, depending on the timing and designated purpose of the derivative.

The Company entered into a foreign currency hedge that was utilized for the payments due in British pounds to the selling stockholders to complete the Acquisition. These derivative transactions were settled on the Acquisition closing date and the resulting loss of $30,282 is included in ‘Transaction costs’ in the consolidated statement of operations for the year ended December 31, 2005.

Effective May 3, 2005, Warner Chilcott Company, Inc. entered into interest rate swap contracts covering $450,000 notional principal amount of its variable rate debt. Warner Chilcott Holdings Company III, Limited was required under the terms of the senior secured credit facility to fix or otherwise limit its interest costs on at least 50% of its funded indebtedness. By entering into these swap contracts, Warner Chilcott Holdings Company III, Limited satisfied this requirement. Warner Chilcott Holdings Company III, Limited entered into the interest rate swaps specifically to hedge a portion of its exposure to potentially adverse movements in variable interest rates. The swaps are accounted for in accordance with SFAS Nos. 133, 138, and 149.

The terms of the swaps are shown in the following table:

Notional Principal Amount	Maturity Date	Receive Variable Rate	Pay Fixed Rate
$50,000	Nov-03-06	90 day LIBOR	3.90%
$200,000	May-03-07	90 day LIBOR	3.965%
$200,000	May-03-08	90 day LIBOR	4.132%

The interest rate swaps effectively convert a portion of the variable rate debt under the senior secured credit facility to fixed rates. For the year ended December 31, 2005, a gain of $5,157 related to these derivative instruments designated as cash flow hedges was recorded in other comprehensive income (net of tax) with an offsetting amount included in other non-current assets.

Other Financial Instruments

The carrying amounts reported in the consolidated balance sheets at December 31, 2005 and 2004 for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt, other than the senior subordinated notes, approximates fair value because a significant portion of the underlying debt is at variable rates and reprices frequently. The fair value of the senior subordinated notes ($552,000), which are not yet publicly traded, has been calculated based on comparable market yields on December 31, 2005.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

6. Inventories

Inventories consists of the following:

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
	(dollars in thousands)
Finished goods	$13,490	$8,410
Raw materials	17,908	18,210

	$31,398	$26,620

Amounts above are net of $4,741 and $6,919 related to inventory obsolescence reserves at December 31, 2005 and 2004, respectively. Product samples are stated at cost ($4,608 and $5,759 as of December 31, 2005 and 2004, respectively) and are included in prepaid expense and other current assets.

7. Goodwill and Intangible Assets

In connection with the Acquisition, the Company recognized goodwill as the excess cost of the acquired entity over the net amounts assigned for all assets, including intangible assets and liabilities assumed. The Company’s goodwill and a trademark have been deemed to have indefinite lives and are not amortized. Our licensing agreements and certain trademarks that have finite lives are being amortized on either a straight-line or accelerated basis over their useful lives not to exceed 15 years (weighted average amortization period is approximately six years). Goodwill recognized in connection with the acquisition is $1,260,777 as of December 31, 2005.

Components of the Company’s intangible assets at December 31, 2005 are:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(dollars in thousands)
Definite-lived intangible assets:
Product specific assets	$1,762,196	$272,349	$1,489,847
Indefinite-lived intangible assets:
Trademark	30,000	—	30,000

Total intangible assets	$1,792,196	$272,349	$1,519,847

The indefinite-lived intangible asset is the Warner Chilcott trademark, which is expected to contribute to cash flows indefinitely. The trademark has been in existence for many years and there is no foreseeable limit on the period of time over which it is expected to contribute cash flows. Aggregate amortization expense related to intangible assets, including $38,876 related to the impairment (see Note 2), was $272,349 for the year ended December 31, 2005. Estimated amortization expense (in thousands) for the next five fiscal years beginning with calendar year 2006 is:

Amortization
2006	$192,000
2007	179,300
2008	163,500
2009	138,500
2010	132,100

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

8. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
	(dollars in thousands)
Land and buildings	$18,039	$22,727
Plant and machinery	11,481	13,253
Motor vehicles	66	478
Computer equipment and software	4,740	—
Furniture and fixtures	1,284	7,583
Construction in Process	4,589	—

	40,199	44,041
Less accumulated depreciation	3,097	10,219

	$37,102	$33,822

Depreciation expense was $3,097 in the year ended December 31, 2005, $1,019 in the quarter ended December 31, 2004, and $2,083 and $1,491 in the fiscal years ended September 30, 2004 and 2003, respectively.

9. Accrued Expenses

Accrued expenses consist of the following:

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
	(dollars in thousands)
Transaction related costs	$—	$39,952
Payroll, commissions, and employee costs	14,973	15,244
Medicaid rebate accrual	8,631	7,079
Interest payable	27,395	464
Contingent liabilities	38,465	27,095
Provision for loss contracts	6,815	4,315
Advertising and promotion	3,545	5,548
Other	14,230	15,989

	$114,054	$115,686

10. Indebtedness

Predecessor Indebtedness

All indebtedness of the Predecessor outstanding on the Acquisition Date was repaid and retired on January 18, 2005 from the net proceeds of the Acquisition financings. No gain or loss was recognized on the extinguishment of the $195,000 of Predecessor indebtedness.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Senior Secured Credit Facility

On January 18, 2005, Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and the Company’s Puerto Rican operating subsidiary (Warner Chilcott Company, Inc.) entered into a $1,790,000 senior secured credit facility with Credit Suisse First Boston as administrative agent and other lenders. The senior secured credit facility consists of a $150,000 revolving credit facility, a $1,400,000 single-draw term loan facility and a $240,000 delayed-draw term loan facility. The Company’s subsidiaries borrowed an aggregate $1,420,000 with the proceeds, net of issuance expenses of approximately $55,430, used to fund a portion of the Acquisition of Warner Chilcott PLC (see Note 4). The $240,000 delayed-draw term loans facility was used to fund the Company’s January 2006 acquisition of the U.S. rights to the prescription pharmaceutical product Dovonex from Bristol-Myers for $200,000 and a $40,000 final milestone payment due to LEO Pharma upon FDA approval of Taclonex, a topical ointment containing betamethasone dipropionate and calcipotriene. During 2005, borrowings aggregated $101,708 under the revolving credit facility for various working capital purposes. As of December 31, 2005, there were no borrowings outstanding under the revolving credit facility.

Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and Warner Chilcott Company, Inc. are each borrowers and cross-guarantors under the senior secured credit facility; the Company’s significant subsidiaries are also guarantors and cross-guarantors of this obligation. Borrowings under the senior secured credit facility are secured by a first priority security interest in substantially all of the borrowers’ and guarantors’ assets, including a pledge of all of the outstanding capital stock of Warner Chilcott Holdings Company III, Limited.

The senior secured credit facility contains a financial covenant that requires Warner Chilcott Holdings Company III, Limited’s ratio of total indebtedness to EBITDA (both as defined in the senior secured credit facility) not to exceed certain levels. The senior secured credit facility also contains a financial covenant that requires Warner Chilcott Holdings Company III, Limited to maintain a minimum ratio of EBITDA to interest expense (as defined in the senior secured credit facility) and other covenants that, among other things, limits the ability of Warner Chilcott Holdings Company III, Limited to incur additional indebtedness, incur liens, prepay subordinated debt, make loans and investments, merge or consolidate, sell assets, change its business or amend the terms of its subordinated debt and restrict the payment of dividends.

The term loan and delayed-draw term loan facilities mature on January 18, 2012, with scheduled quarterly repayments that began on June 30, 2005 (totaling $14,000 annually). The revolving credit facility matures January 18, 2011. The borrowers under the senior secured credit facility were also required to make mandatory prepayments of term loans in amounts equal to 100% of net asset sale proceeds, 100% of net proceeds from issuance of debt and up to 50% (with reductions based on leverage) of excess cash flow. Optional prepayments may be made at any time without premium or penalty.

The interest rates on borrowings under the revolving credit facility accrue, at Warner Chilcott Holdings Company III, Limited’s option, at LIBOR plus 2.50% or Adjusted Base Rate (“ABR”) plus 1.50%. Warner Chilcott Holdings Company III, Limited also pays a commitment fee initially set at 0.5% of the unused portion of the revolving credit facility ($150,000 unused as of December 31, 2005). The interest rate spreads for revolving credit loans and the revolving credit commitment fee are subject to downward adjustment conditioned upon reductions in its leverage ratio.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Interest on term borrowings, including any future borrowings under the delayed-draw facility, accrue at Warner Chilcott Holdings Company III, Limited’s option, at LIBOR plus 2.75% or ABR plus 1.75% through April 24, 2006. There is also a commitment fee of 1.375% on the unused portion of the delayed-draw term loan facility ($240,000 of which was unused as of December 31, 2005). On April 25, 2006, Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and Warner Chilcott Company, Inc. entered into an amendment to the senior secured credit facility under which the interest rates applicable to outstanding and future term borrowings were reduced by 0.25%. These interest rates would be reduced by an additional 0.25% if: (i) the term borrowings receive a rating of B1 or higher from Moody’s Investors Service, Inc. and B+ or higher from Standard & Poor’s or (ii) the leverage ratio (as defined under the senior secured credit facility) is equal to or less than 5.75 to 1 and the additional reduction would remain in effect as long as the required ratings or leverage ratio were maintained.

Senior Subordinated Notes

On January 18, 2005, Warner Chilcott Corporation, the Company’s wholly-owned U.S. subsidiary, issued $600,000 principal amount of 8 3/4% senior subordinated notes due 2015 (the “Notes”). The Notes are guaranteed on a senior subordinated basis by Warner Chilcott Holdings Company III, Limited, Warner Chilcott Intermediate (Luxembourg) S.a.r.l., the U.S. operating subsidiary (Warner Chilcott (US), Inc.) and the Puerto Rican operating subsidiary (Warner Chilcott Company, Inc.). Interest payments on the Notes are due semi-annually in arrears on each February 1 and August 1 beginning August 1, 2005. Proceeds from the issuance of the Notes, net of issuance expenses, were $572,768 and were used to fund a portion of the Acquisition of Warner Chilcott PLC by the Company (see Note 4). The note issuance costs are being amortized to interest expense over the ten-year term of the Notes using the effective interest method. The Notes are unsecured senior subordinated obligations of Warner Chilcott Corporation, are guaranteed on an unsecured basis by Warner Chilcott Holdings Company III, Limited and rank junior to all existing and future senior indebtedness, including indebtedness under the senior secured credit facility.

All or some of the Notes may be redeemed at any time prior to February 1, 2010 at a redemption price equal to par plus a “make-whole” premium. On or after February 1, 2010, Warner Chilcott Holdings Company III, Limited may redeem all or some of the Notes at redemption prices declining from 104.38% of the principal amount to 100.00% on or after February 1, 2013. In addition, Warner Chilcott Holdings Company III, Limited may, at its option, at any time prior to February 1, 2008 redeem up to 35.00% of the aggregate principal amount of the Notes with the net cash proceeds of one or more equity offerings at a redemption price of 108.75% of the principal amount. If Warner Chilcott Holdings Company III, Limited or Warner Chilcott Corporation were to undergo a change of control, each Note holder would have the right to require Warner Chilcott Corporation to repurchase the Notes at a purchase price equal to 101.00% of the principal amount. The Note indenture contains restrictive covenants that, among other things, limit the ability of Warner Chilcott Holdings Company III, Limited and its subsidiaries to incur or guarantee additional debt or redeem or repurchase capital stock and restrict payment of dividends or distributions on such capital stock. In addition, Warner Chilcott Holdings Company III, Limited agreed to register the Notes by filing an S-4 registration statement with the SEC and having the registration statement declared effective on or before December 14, 2005. On April 20, 2006, Warner Chilcott Holdings Company III, Limited filed an S-4 Registration Statement covering the registration of an aggregate principal amount of $600,000 of new 8 3/4% Senior Subordinated Notes due 2015 of Warner Chilcott Corporation that may be exchanged for the Notes.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The new notes have substantially identical terms as the Notes. The Registration Statement also covers the resale of the registered notes by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. and their affiliates that are affiliates of the registrant in market making transactions. On April 21, 2006 the S-4 Registration Statement was declared effective by the SEC. Due to delays in having the S-4 Registration Statement declared effective, Warner Chilcott Corporation incurred penalty interest on the Senior Subordinated Notes beginning on December 15, 2005. As of April 21, 2006 the interest rate on the Senior Subordinated Notes reverted to the stated 8 3/4% rate. On May 24, 2006, Warner Chilcott Corporation announced the successful completion of the offer to exchange the notes for new 8 3/4% Senior Subordinated Notes due 2015.

As of December 31, 2005, Warner Chilcott Holdings Company III, Limited’s funded debt included the following:

	Current Portion as of December 31, 2005	Long-Term Portion as of December 31, 2005	Total Outstanding as of December 31, 2005
	(dollars in thousands)
Revolving credit loan	$—	$—	$—
Term loans	14,000	1,375,500	1,389,500
Deferred draw term loans	—	—	—
Senior Subordinated Notes	—	600,000	600,000

Total	$14,000	$1,975,500	$1,989,500

Remaining mandatory repayments of long-term debt in each of the five years ended December 31, 2006 through 2010 and thereafter are as follows:

Year Ending December 31,	Aggregate Maturities
2006	$14,000
2007	14,000
2008	14,000
2009	14,000
2010	14,000
Thereafter	1,919,500

Total long-term debt	$1,989,500

11. Stock Based Compensation Plans

The Company adopted the provisions of SFAS No. 123R effective with the commencement of operations on the Acquisition Date. All share-based payments to employees, including grants of employee stock options and restricted shares are measured at fair value on the date of grant and recognized in the statement of operations as compensation expense over their vesting periods. For purposes of computing the amounts of share-based compensation expensed in any period, the Company treats option or share grants that time-vest as serial grants with separate vesting dates. This treatment results in accelerated recognition of share-based compensation expense. Total compensation expense recognized under all plans for the year ended December 31, 2005 was $6,532 and the related tax benefit was $2,470. Unrecognized future compensation expense was $3,624 at December 31, 2005 with a remaining weighted average expense period of 2.4 years.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Certain members of the Company’s management team participate in the 2005 Equity Incentive Plans of the Company. The Company records compensation expense in respect of these Plans in amounts equal to the amounts computed under SFAS 123R. The Plans have three components: (A) Equity Strip Grants, (B) Restricted Class A Common Share Grants and (C) Non-Qualified Stock Options.

(A) Equity Strip Grants

On March 28, 2005, Plan participants were granted strips of equity securities including Class L Common Shares, Class A Common Shares and Preferred Shares of Warner Chilcott Holdings II, Limited (the “Strip Grants”). The Strip Grants will vest on January 18, 2006. The aggregate fair value of the Strip Grants ($5,206) was determined by reference to the value paid by other investors. Vesting of the Strip Grants is probable based on the strong economic incentives for the grantees to remain with the Company through the vesting date. The fair value of the Strip Grants will be amortized to expense ratably over the vesting period. Compensation expense for the Strip Grants in the year ended December 31, 2005 was $4,931.

	Class A Common		Class L Common		Preferred Stock		Strip
	Shares Granted	Fair Value on Grant Date	Shares Granted	Fair Value on Grant Date	Shares Granted	Fair Value on Grant Date	Aggregate Fair Value on Grant Date
(in thousands except per share amounts)
Balance January 1, 2005	—	—	—	—	—	—	—
Granted shares	357.1	$1.00	43.1	$74.52	1.6	$1,000.00	$5,206
Forfeited shares	—	—	—	—	—	—	—

Balance December 31, 2005	357.1	$1.00	43.1	$74.52	1.6	$1,000.00	$5,206

Vested at December 31, 2005	—	—	—	—	—	—	$—

(B) Restricted Class A Common Share Grants

During 2005, Plan participants were granted 4,927 Restricted Class A Common Shares. The fair value of these shares on the grant dates determined by the Company taking into consideration an independent valuation report was $1.00 per share. The restricted shares vest based on three criteria:

Time Vesting restricted shares.    One-third of the restricted share grants (1,643 shares valued at $1,643) vest 25% per year for four years on the anniversary of the grant dates. If a grantee’s employment with the Company is terminated in the first year for cause or the grantee leaves other than for good reason, the shares are forfeited. Thereafter, if the grantee leaves the Company for any reason or is terminated, the Company has the right, but not the obligation, to purchase any unvested shares for the lower of $1.00 per share or then current fair market value. If the Company does not exercise this option the unvested shares become vested. The fair value of the time vesting restricted share grants is recognized as expense on an accelerated basis. Compensation expense for the time vesting restricted shares in the year ended December 31, 2005 was $636.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Performance Vesting restricted shares.    One-third of the restricted share grants (1,642 shares valued at $1,642) vest up to 25% per year for each calendar year based on the Company’s reported operating profit (as defined) in relation to targets and floors specified in the Plan. The Company has the option to purchase shares that remain unvested after four years at the lower of $1.00 per share or then current fair market value. If the Company does not exercise this option, the unvested shares become vested. The fair value of the shares is recognized as expense on an accelerated basis based on the expected vesting amounts and dates. Compensation expense for the performance vesting restricted shares in the year ended December 31, 2005 was $779.

Return of Capital (“ROC”) Vesting restricted shares.    One-third of the restricted share grants (1,642 shares valued at $1,642) vest based upon certain investors in the Company receiving consideration in respect of their investments in those entities aggregating more than 250% of their investment amounts. The Company believes it is probable that all of the return of capital thresholds will be reached by March 31, 2012 (seven years from the grant date). Accordingly, the fair value of the ROC shares will be amortized to expense over the seven years beginning March 28, 2005. Compensation expense for the ROC vesting restricted shares in the year ended December 31, 2005 was $186.

	Class A Common
	Shares Granted	Fair Value on Grant Date	Aggregate Grant Date Fair Value
	(in thousands except per share amounts)
Balance January 1, 2005	—	—	—
Granted shares	4,927.3	$1.00	$4,927
Forfeited shares	—	—	—

Balance December 31, 2005	4,927.3	$1.00	$4,927

Vested at December 31, 2005	—	—	—

(C) Non-Qualified Stock Options

On March 28, 2005 and April 1, 2005, the Company granted options to purchase an aggregate 1,917,720 of its Class A Common Shares at an exercise price of $22.98 per share (as compared with the $1.00 per share FMV on the grant date, determined by the Company taking into consideration an independent valuation report). The options vest 25% on each of the first four anniversaries of the grant date. The options have a term of 10 years from the date of grant.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

In establishing the value of the options on the grant date the Company assumed that although the shares are not publicly traded, they share the same volatility as a defined group of comparable companies. The expected holding period for these options is longer than would be expected for options with exercise prices equal to the fair market value per share on the date of grant. The Company assumed that the options would be exercised, on average, in six years. Using the Black-Scholes valuation model, the fair value of the options on the vesting date was $0.0098 per share or $19 in the aggregate using the assumptions shown below:

Dividend yield	None
Expected volatility	48.00%
Risk-free interest rate	4.10%
Expected term (years)	6.00

The fair value of the options is recognized as expense over the four-year vesting period on an accelerated basis.

A summary of stock option activity is presented below:

	Class A Shares Subject to Options	Range of Exercise Price Per Share	Weighted Average Price Per Share
(in thousands except per share amounts)
Balance January 1, 2005	—	—	—
Granted shares	1,918	$22.98	$22.98
Forfeited shares	—	—	—
Expired	—	—	—
Exercise	—	—	—

Balance December 31, 2005	1,918	$22.98	$22.98

Exercisable at December 31, 2005	—	—	—

12. Shareholders’ Equity

The Company has two classes of common shares; (1) Class A, par value $0.01 per share, with 117,380,000 shares authorized and (2) Class L, par value $0.01 per share, with 12,820,000 shares authorized. Upon a change of control or an initial public offering, the Class L shares are convertible into an additional amount of Class A shares using a pre-determined formula as defined in the Company’s bye-laws. The aggregate initial purchase of these classes of shares was $880,029 ($88,002 Class A stock and $792,027 Class L stock), which was used to fund the Acquisition.

All holders of Class A and Class L common shares shall vote together as a single class on an as converted basis. Class L common stock has preferential distribution rights over Class A common stock whereby Class L stockholders are entitled to receive an amount equal to the value of the initial investment in Class L stock plus an amount sufficient to generate an internal rate of return equal to 10% annually (compounded quarterly), prior to Class A stockholders receiving any Company distributions. As of December 31, 2005, the Class L preferential distribution rights (the sum of the initial investment, vesting of strip rights and rate of return) totaled $873,498. After the Class L internal rate of return rights are satisfied, the Common Stock and Class L stockholders participate in the earnings of the Company on a pro rata basis determined using the number of shares then outstanding.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

A summary of all shares issued and outstanding is as follows (in thousands):

	Class A	Class L
Initial funding for Acquisition	88,003	10,629
Equity Strip grants (Note 11)	357	43
Restricted Class A share grants (Note 11)	4,927	—

Balance, December 31, 2005	93,287	10,672

13. Preferred Stock in subsidiary

On October 27, 2004, a company formed by affiliates of Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. (collectively the “Sponsors”) reached an agreement on the terms of a recommended acquisition of Warner Chilcott PLC. The Acquisition became effective on January 5, 2005 and, following a series of transactions, the Company acquired 100% of the share capital of Warner Chilcott PLC.

To complete the Acquisition, the Sponsors, certain of their limited partners and certain members of the Company’s management, indirectly funded equity contributions of $1,282,851 to the Company and certain of its subsidiaries. The Company’s initial equity of $880,029 was funded with contributions to purchase Class A and Class L common shares of the Company. The Company’s wholly-owned subsidiary, Warner Chilcott Holdings Company II, Limited’s initial equity of $402,822 was funded through issuance of preferred stock. Each share of Warner Chilcott Holdings Company II, Limited preferred shares has a liquidation preference of $1,000 plus a cumulative accretion on the stock at a rate of 8% per annum, compounded quarterly.

Warner Chilcott Holdings Company II, Limited, has preferred stock, par value $0.01 per share, with 600,000 shares authorized and 404,439 shares issued and outstanding as of December 31, 2005.

The items impacting preferred stock in subsidiary in the year ended December 31, 2005 follow:

Initial Funding from Shareholder	$402,822

Liquidation value of portion of Strip Grants	1,570
Accretion on preferred stock	31,533

Balance December 31, 2005	$435,925

As of December 31, 2005, the outstanding preferred shares of Warner Chilcott Holdings Company II, Limited, have a liquidation preference of $435,925. Such amount has been classified as preferred stock in subsidiary in the accompanying consolidated balance sheet of the Company. Preferred stock accretion on Warner Chilcott Holdings Company II, Limited’s shares was $31,533 for the year ended December 31, 2005. This amount has been expensed in the consolidated statements of operations of the Company.

The Company’s subsidiary Warner Chilcott Holdings Company II, Limited, participated in the Company’s 2005 Equity Incentive Plans, whereby, 1,635 shares of preferred stock were granted to employees as part of the Equity Strip Grants discussed in Note 11.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

14. Commitments and Contingencies

The Company has contingent purchase price obligations in connection with two product acquisitions, which are contingent on the products maintaining market exclusivity through the expiration dates of certain patents. Payments related to these two products totaled $28,800 for the year-ended December 31, 2005. Assuming that the products maintain market exclusivity for the remaining duration of the patents, the Company would make payments of:

Year
2006	$28,800
2007	24,000
2008	11,600
2009	11,600
2010	2,900

Total	$78,900

The Company has non-cancelable commitments under minimum purchase requirements with a supplier which aggregate to $51,277. The Company also has outstanding non-cancelable purchase commitments for raw materials with eight suppliers, which aggregate $30,317. The Company’s aggregate remaining purchase commitments for the next five years as of December 31, 2005 are approximately:

Year
2006	$44,096
2007	13,464
2008	12,517
2009	11,517
2010	—

Dovonex and Taclonex Transactions

In April 2003, the Predecessor entered into a major strategic alliance in dermatology with LEO Pharma, the developer of Dovonex and Taclonex (and owner of the patents covering these products), and Bristol-Myers, the then exclusive licensee of Dovonex in the United States.

Dovonex is the leading non-steroidal topical treatment for psoriasis. Under the Company’s co-promotion agreement with Bristol-Myers, it was obligated to promote Dovonex until December 31, 2007. The Company was compensated by Bristol-Myers for achieving sales of Dovonex above agreed levels. The Company agreed to acquire Bristol-Myers’ rights to Dovonex on January 1, 2006 for a purchase price of $200,000 plus a 5% royalty on net sales of Dovonex through 2007. The Company funded the payment of the purchase price by borrowing $200,000 under a delayed-draw term loan facility under the Senior Secured Credit Facility. On January 1, 2006, the license and supply agreement with LEO Pharma for Dovonex became effective and the Company’s co-promotion agreement with Bristol-Myers was terminated. Under the LEO Pharma license and supply agreement, the Company will pay LEO Pharma a supply fee for Dovonex equal to 20% of net sales and a royalty equal to 10% of net sales (each as calculated under the terms of the agreement). The royalty will be reduced to 5% if a generic equivalent is introduced.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Taclonex is a combination therapy psoriasis treatment that combines calcipotriene, the active ingredient in Dovonex, with the corticosteroid betamethasone dipropionate in a single topical treatment. Under the Company’s agreements with LEO Pharma for Dovonex and Taclonex, the Company paid LEO Pharma $2,000 in December 2001, an additional $10,000 in April 2003 and a final milestone payment of $40,000 on February 6, 2006. As of September 14, 2005, the Company became the exclusive licensee of Taclonex in the United States, subject to the terms of a license and supply agreement entered into with LEO Pharma in September 2005. Under the terms of this license and supply agreement, the Company will pay LEO Pharma a supply fee for Taclonex ranging from 20% to 25% of net sales and royalties ranging from 10% to 15% of net sales (each as calculated under the terms of the agreement).

LEO Pharma also agreed to expand the scope of the Company’s Dovonex and Taclonex licenses to include exclusive U.S. sales and marketing rights to all of LEO Pharma’s product improvements, new and enhanced dosage forms and new products that contain calcipotriene or a combination of calcipotriene and a steroid until 2020. LEO Pharma has also granted the Company a right of first refusal and last offer for U.S. sales and marketing rights to all products developed by LEO Pharma principally for the treatment or prevention of dermatological diseases through 2010. In connection with the expanded agreements, the Company paid LEO Pharma an aggregate $37,000 during the year ended December 31, 2005. The Company may make additional payments under the agreements upon the achievement of various development milestones relating to certain identified products and product improvements. These payments could aggregate up to $150,000. In addition, we have agreed to pay a supply fee and royalties to LEO Pharma on the net sales of those products. The Company may also agree to make additional payments for products that have not been identified or that are covered under the right of first refusal and last offer.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

15. Income Taxes

Warner Chilcott operates in five primary tax jurisdictions, the United Kingdom, the United States, the Republic of Ireland, Bermuda and Puerto Rico. The following table shows the principal reasons for the difference between the effective tax rate and the U.S. or UK statutory income tax rate as applicable:

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
		(Restated)
U.S./U.K. statutory rate	35%	30%	30%	30%

(Loss) / income before taxes	$(569,768)	$(17,530)	$202,367	$127,670

Income tax (benefit) / provision at U.S. / U.K. statutory rate	$(199,419)	$(5,259)	$60,710	$38,301
Non-deductible expenses:
Non cash compensation	1,067	—	162	149
In-process research and development	98,245	—	—	—
Transaction costs	641	15,292	—	—
Meals and entertainment & other	2,646	264	4,541	4,532
Effect of foreign tax rates, net	72,727	892	(8,087)	(4,042)
U.S. state and local taxes	1,250	—	—	—
Valuation allowance	10,599	—	4,827	3,385
Other differences, net	(878)	369	(2,763)	(945)

(Benefit) / provision for income taxes	$(13,122)	$11,558	$59,390	$41,380

Effective income tax rate	(2.3)%	65.9%	29.4%	32.4%

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The UK, the Republic of Ireland, Puerto Rico, Bermuda and U.S. components of (loss) income before taxes and the (benefit) provision for income taxes are presented in the table below:

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
		(Restated)
(Loss) / income before taxes:
United Kingdom	$(30,258)	$(50,724)	$738	$(4,961)
Republic of Ireland	10,394	20,920	87,114	69,337
United States	(49,817)	15,709	101,181	63,294
Puerto Rico	(457,967)	(3,435)	13,334	—
Bermuda & other	(42,120)	—	—	—

Total	$(569,768)	$(17,530)	$202,367	$127,670

(Benefit) / provision for current taxes:
United Kingdom	$—	$(741)	$(2,597)	$(972)
Republic of Ireland	6,883	75	19,496	21,941
U.S. federal tax	24,839	6,479	28,223	5,866
U.S. state and local taxes	5,453	1,648	11,707	195
Puerto Rico	(1,691)	(37)	300	—

Total	$35,484	$7,424	$57,129	$27,030

Provision / (benefit) for deferred taxes:
United Kingdom	$(443)	$(930)	$(319)	$1,970
Republic of Ireland	(3,819)	7,143	(1,060)	(6,684)
U.S. federal tax	(38,123)	(2,958)	6,442	15,468
U.S. state and local taxes	(3,530)	879	(2,802)	3,596
Puerto Rico	(2,691)	—	—	—

Total	$(48,606)	$4,134	$2,261	$14,350

Total (benefit) / provision for income taxes:	$(13,122)	$11,558	$59,390	$41,380

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Deferred income tax items arise because of differences in the book and tax treatment of certain assets and liabilities. The items giving rise to deferred tax assets and liabilities are summarized in the following table:

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
Deferred tax assets:
Loss carryforwards	$12,442	$9,078
Accrued expenses	14,980	13,806
Inventory	12,253	—
State income taxes	6,069	—
Deferred interest	9,747	—
Other	3,072	900

Gross deferred tax assets	58,563	23,784

Deferred tax liabilities:
Intangible assets	$(142,327)	$(11,302)
Property, plant and equipment allowances	(3,340)	(4,195)
Other	(178)	—

Gross deferred tax liabilities	$(145,845)	$(15,497)

Valuation allowance	(12,116)	(9,078)

Net deferred tax liabilities	$(99,398)	$(791)

At December 31, 2005, the Company had cumulative gross net operating loss carryforwards (excluding state and local amounts) of $51,219, of which $30,908 relate to losses in the U.K. that have an unlimited carryover, and $20,311 related to losses in Puerto Rico which expire in 2012. For U.S. state and local tax purposes, the Company has a cumulative gross net operating loss carryforward of approximately $68,971, which expire in 2007 through 2012.

Based on all available evidence, both positive and negative, the Company determined that it is more likely than not that the deferred asset related to the UK net operating loss carryforward and the deferred asset related to the U.S. state and local net operating loss carryforward, and certain other state and local deferred assets, will not be realized. Accordingly, the Company recorded valuation allowances of $9,085 and $3,031 related to UK and U.S. state and local deferred tax assets, respectively.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

16. Segment Information

The Company’s business consists of one operating segment for internal financial reporting purposes. Following is selected information in relation to continuing operations for the year ended December 31, 2005, the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003:

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
Revenue by country of origin:
United States	$467,811	$118,059	$484,410	$357,662
All other countries	47,442	18,834	5,838	7,502

Total revenue	$515,253	$136,893	$490,248	$365,164

Revenue breakdown:
Net sales:
Doryx	$95,832	$18,843	$69,486	$54,134
Duricef and Moisturel	16,598	5,242	24,432	23,035
Estrace Cream	53,856	16,100	58,125	44,796
Estrace Tablets	9,198	3,551	14,698	22,507
Estrostep	81,299	17,745	61,702	26,494
femhrt	61,154	16,290	70,536	22,577
Femtrace	2,408	—	—	—
Loestrin	—	—	26,256	38,563
Femring	10,711	3,742	8,345	2,294
Ovcon	90,172	22,295	71,518	58,573
Sarafem	41,595	13,011	59,520	59,907
Other products	6,982	2,525	9,526	12,284
Contract manufacturing product sales	24,524	11,369	8,304	—

Total net sales	494,329	130,713	482,448	365,164

Other revenue:
Co-promotion revenue (Dovonex)	20,924	6,180	7,800	—

Total revenue	$515,253	$136,893	$490,248	$365,164

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
Fixed assets:
United States	$6,658	$2,931
Puerto Rico	13,391	6,726
United Kingdom/Rep. of Ireland	17,053	24,165

Total	$37,102	$33,822

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

17. Leases

The Company leases land, buildings and motor vehicles under operating leases. The Company’s remaining commitments under the non-cancelable portion of all operating leases for the next five years as of December 31, 2005 are approximately:

2006	$2,612
2007	$1,106
2008	$1,115
2009	$339
2010	$81

Lease and rental expenses included in selling, general and administrative expenses totaled $4,721 in the year ended December 31, 2005, $895 in the quarter ended December 31, 2004 and $1,077 and $1,032 in the fiscal years ended September 30, 2004 and 2003, respectively.

18. Legal Proceedings

The Company is involved in various legal proceedings of a nature considered normal to its business, including product liability and other litigation. The Company records reserves related to legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable. The Company self-insures for liability not covered by product liability insurance based on estimates of potential product liability claims developed in consultation with its insurance consultants and outside legal counsel.

The Company’s most significant legal proceedings are described below.

Sarafem

Lilly initiated legal proceedings in 2002 against Teva Pharmaceuticals (“Teva”) for patent infringement in response to an abbreviated new drug application filed by Teva to market a generic version of Sarafem. After acquiring the U.S. sales and marketing rights to Sarafem from Lilly in January 2003, the Company pursued these claims vigorously. In July 2004, the U.S. District Court for the District of Indiana ruled in the Company’s favor upholding the validity of its Sarafem patent and holding that the patent-in-suit was both valid and infringed by Teva. As a result, injunctive relief is available until the expiration of the patent in May 2008.

On July 13, 2005, the U.S. Court of Appeals for the Federal Circuit affirmed the July 2004 decision of the U.S. District Court holding that the patent was both valid and infringed by Teva. On July 27, 2005, Teva petitioned the Court of Appeals for a rehearing as to the affirmance of the validity decision. The Court of Appeals subsequently denied Teva’s petition for a rehearing.

Hormone Therapy Product Liability Litigation

Approximately 450 product liability suits have been filed against the Company related to its hormone therapy (“HT”) products, femhrt, Estrace, Estrace Cream and medroxyprogesterone acetate. The cases are in the early stages of litigation and the Company is in the process of analyzing and conducting investigations of the individual complaints.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The lawsuits were likely triggered by the July 2002 announcement by the National Institutes of Health (“NIH”) of the early termination of one of two large-scale randomized controlled clinical trials, which were part of the Women’s Health Initiative (“WHI”), examining the long-term effect of HT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer in postmenopausal women. In the terminated arm of the trial, which examined combined estrogen and progestogen therapy (the “E&P Arm of the WHI Study”), the safety monitoring board determined that the risks of long-term estrogen and progestogen therapy exceeded the benefits, when compared to a placebo. The estrogen used in this trial was conjugated equine estrogen and the progestin was medroxyprogesterone acetate, the compounds found in Prempro, a Wyeth product used by more than six million women (at the inception of the trial) in the United States each day. According to the article summarizing the principal results from the E&P Arm of the WHI Study in the July 17, 2002 issue of the Journal of the American Medical Association, despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke and blood clots in patients randomized to the estrogen and progestogen therapy. Numerous lawsuits were filed against Wyeth, as well as against other manufacturers of HT products, after the publication of the summary of the principal results of the E&P Arm of the WHI Study.

Approximately 75% of the complaints filed against the Company do not specify the HT drug alleged to have caused the plaintiff’s injuries. These complaints broadly allege that the plaintiff suffered injury as a result of an HT product. The Company has sought the dismissal of lawsuits that, after further investigation, do not involve any of the Company’s products. The Company has successfully reduced the number of HT suits the Company will have to defend. Of the approximately 450 suits that were filed, 294 have been dismissed and 63 involving Estrace have been successfully tendered to Bristol-Myers’s defense counsel pursuant to an indemnification provision in the asset purchase agreement pursuant to which we acquired Estrace. The purchase agreement included an indemnification agreement whereby Bristol-Myers indemnified us for product liability exposure associated with Estrace products that were shipped prior to July 2001. We have forwarded agreed upon dismissal motions in another 30 cases to plaintiffs’ counsel.

The Company maintains product liability insurance coverage for claims in excess of $10 million and up to $30 million. The Company is self-insured for liability in excess of $30 million and up to $40 million, and has insurance coverage for liability from $40 million to $50 million, has coinsurance for amounts from $50 million to $100 million above which the Company is self-insured (split 75% self-insured and 25% covered by the insurance carrier). The insurance may not apply to damages or defense costs related to any claim arising out of HT products with labeling that does not conform completely with FDA hormone replacement therapy communications to manufacturers of HT products. Labeling changes for Estrace Tablets that conform to such communications are currently pending before the FDA. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated. An estimate of the range of potential loss, if any, to the Company relating to these proceedings is not possible at this time.

FTC Lawsuits Regarding Exercise of Option for a Five-Year Exclusive License to ANDA Referencing Ovcon 35

In March 2004, for $1.0 million, Barr granted the Company an option to acquire a five-year exclusive license under an ANDA owned by a unit of Barr for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, the Company exercised this option for an additional payment of $19.0

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

million. At that time, the Company entered into a finished product supply agreement under which Barr agreed to provide the Company with its requirements for finished Ovcon products throughout the term of the license. Barr is the Company’s sole source of supply for this product.

On November 7, 2005, the FTC and 21 States (“State Plaintiffs”) plus the District of Columbia filed suit against the Company and Barr in the U.S. District Court for the District of Columbia. An additional 13 States subsequently joined the suit. The FTC suit alleges that our agreements with Barr relating to Ovcon 35 (“the Ovcon Agreements”) constitute unfair competition under Section 5 of the FTC Act and seeks an injunction to remove the Ovcon Agreements’ exclusivity provisions and other equitable relief. The suit by the State Plaintiffs alleges that the Agreements violate Section 1 of the Sherman Act, and various state antitrust and consumer protection statutes. State Plaintiffs seek civil penalties, injunctive and equitable relief, and attorneys’ fees. At the Scheduling Conference on April 4, 2006 the Court ruled that unless plaintiffs and defendants agreed that there were no material facts at issue, no party may file a motion for summary judgment until the Court sets a briefing schedule at the conference scheduled for January 5, 2007. On May 25, 2006 the State Plaintiffs filed a motion for leave to file a per se motion for summary judgment. The Company intends to oppose the motion.

Eight direct purchaser lawsuits (“Direct Purchaser Plaintiffs”) were filed against the Company and Barr in the U.S. District Court for the District of Columbia. The Direct Purchaser Plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act. Six of the lawsuits are class actions in which the Direct Purchaser Plaintiffs seek to certify and represent a class of plaintiffs consisting of all persons in the United States that directly purchased Ovcon 35 from us after the Ovcon Agreements were entered into. On April 14, 2006 the six direct purchaser class action plaintiffs jointly filed an amended consolidated class action complaint and dismissed their complaints in the remaining five cases. The proposed class includes retail pharmacies, distributors, and wholesalers. The remaining two suits are brought on behalf of individual direct purchasers. All of the Direct Purchaser Plaintiffs seek treble damages, injunctive relief, and costs including attorneys’ fees.

One third-party-payor class action lawsuit (“Third-Party-Payor Plaintiffs”) was filed against the Company and Barr in the U.S. District Court for the District of Columbia during the year ended December 31, 2005. The Third-Party-Payor Plaintiffs seek to certify and represent a class of all third-party-payors in the United States who purchased, reimbursed and/or paid for Ovcon 35 after the Ovcon Agreements were entered into. The proposed class includes insurance companies and employee benefit plans. The Third-Party-Payor Plaintiffs allege in their amended complaint that the Ovcon Agreements violate Section 1 of the Sherman Act, the antitrust laws of twenty-three states and the District of Columbia, the consumer protection acts of all fifty states and the District of Columbia, and constitute a cause of action for unjust enrichment in unspecified jurisdictions. The Third-Party-Payor Plaintiffs seek an injunction, treble damages, the amounts by which defendants have been unjustly enriched, restitution, disgorgement, a constructive trust, and costs including attorneys’ fees. On April 14, 2006 the Third-Party-Payor Plaintiffs filed a second amended class action complaint. In response to defendants’ previous motion to dismiss, the Third-Party-Payor Plaintiffs dropped antitrust claims in two states and consumer protection claims in forty-seven states and the District of Columbia. On May 3, 2006 defendants moved to partially dismiss the Third-Party-Payor Plaintiffs’ claims. In particular, defendants moved to dismiss the Third-Party-Payor Plaintiffs’ claims brought under the laws of twenty-one states and the District of Columbia, unjust enrichment law, and all claims brought by plaintiff United Food. The Third-Party-Payor Plaintiffs opposed the motion. The motion is fully briefed and is pending before the Court.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

On March 6, 2006, a personal use consumer plaintiff (“Consumer Plaintiff”) filed a class action lawsuit against the Company and Barr, in the U.S. District Court for the District of Columbia. The Consumer Plaintiff alleges in her original complaint that the Ovcon Agreements violate sections 1 and 2 of the Sherman Act, the antitrust laws of eighteen states and the unjust enrichment laws of fifty states. The consumer plaintiff seeks to certify three separate classes: 1) all persons who purchased Ovcon 35 for personal use who are seeking injunctive relief, disgorgement, and restitution under the Sherman Act; 2) all persons in the eighteen states referenced above who purchased Ovcon 35 for personal use; and 3) all persons who purchased Ovcon 35 for personal use. The Consumer Plaintiff seeks treble damages, injunctive relief, restitution, disgorgement, and costs including attorney’s fees. On April 19, 2006 the Consumer Plaintiff filed an amended class action complaint. The amended complaint dropped antitrust claims in four states and added an additional named plaintiff. On May 5, 2006 defendants moved to partially dismiss the Consumer Plaintiff’s claims. In particular, defendants moved to dismiss the Consumer Plaintiff’s claims brought under the laws of twelve states, N.Y. Gen. Bus. Law §§ 349, et seq., and unjust enrichment law. The Consumer Plaintiff opposed the motion. The motion is fully briefed and is pending before the Court.

The Company is contesting these lawsuits vigorously. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated by the Company. An estimate of the range of potential loss, if any, to the Company relating to these proceedings is not possible at this time. Notwithstanding the Company’s belief that an unfavorable outcome is unlikely, if the plaintiffs in these private lawsuits are ultimately successful, the Company may be required to pay damages which could have an adverse impact on its results of operations and cash flows. Also, an adverse result in the FTC and state actions could adversely affect the Company’s profits and cash flows by, for example, making it more difficult for the Company to obtain a supply of Ovcon or facilitating generic competition for this product.

19.  Concentration of Credit Risk, Reliance on Significant Suppliers and Reliance on Major Products

The Company distributes its pharmaceutical products through wholesalers and distributors, and directly to certain national retail drug and grocery store chains and selected mass merchants. The Company considers there to be a concentration risk for all customers that represent 10% or more of the Company’s total sales. Gross accounts receivable from McKesson Corporation as of December 31, 2005 and 2004, totaled $17,635 and $10,201, respectively. As of December 31, 2005 and 2004, gross accounts receivable from AmerisourceBergen Corporation totaled $10,103 and $6,055, respectively. As of December 31, 2005 and 2004, gross accounts receivable from Cardinal Health, Inc. totaled $7,761 and $6,375, respectively. As of December 31, 2005 and 2004, gross accounts receivable from CVS totaled $4,759 and $9,085, respectively.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The following table shows significant customer sales as a percentage of total revenue from continuing operations:

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
McKesson	28%	22%	31%	32%
AmerisourceBergen	19%	16%	14%	14%
Cardinal	14%	20%	17%	20%
CVS	10%	10%	10%	9%

The following table shows revenue generated from products provided by significant suppliers as a percentage of total revenues from continuing operations. In the event that a supplier suffers an event that causes it to be unable to manufacture the Company’s product requirements for a sustained period, the resulting shortages of inventory could have a material adverse effect on the business of the Company.

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
Barr	21%	12%	14%	7%
Faulding	19%	14%	14%	15%
Bristol-Myers	18%	30%	34%	40%
Lilly	8%	9%	12%	16%

Net sales of the following pharmaceutical products accounted for more than 10% of total revenue from continuing operations in:

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
Doryx	19%	14%	14%	15%
Ovcon	18%	16%	14%	16%
Estrostep	16%	13%	12%	7%
femhrt	12%	12%	14%	6%
Estrace Cream	10%	12%	12%	13%
Sarafem	8%	10%	12%	16%

20. Defined Contribution Plans

The Company makes matching contributions to a 401(k) savings plan in the United States. Similar defined contribution plans are in place in Puerto Rico and the United Kingdom. The U.S. plan provides eligible employees with the option to defer amounts not in excess of 15% of his or her compensation. The Company makes matching contributions to the plan on behalf of all participants

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

who make elective deferrals. The Company contributes and allocates to each participant’s account matching contributions equal to 75% of up to 6% of the participant’s compensation. The Company’s contributions vest at 25% per year up to 100% at the participant’s completion of four years of employment.

The Company’s total contributions to all plans was $2,073 in the year ended December 31, 2005, $261 in the quarter ended December 31, 2004, and $1,413 and $846 in the fiscal years ended September 30, 2004 and 2003, respectively.

21. Related Parties

The Company is controlled by affiliates of Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. (collectively the “Sponsors”). The Company pays the Sponsors a fixed management fee of $5,000 per year. The Sponsors were also paid fees aggregating approximately $62,000 in consideration of services and commitments provided to enable the Company to complete the Acquisition.

Affiliates of two of our equity Sponsors provided services to the Company during the year ended December 31, 2005 and in connection with the closing of the Acquisition. Credit Suisse First Boston, an affiliate of DLJ Merchant Banking, acted as arranger, book runner, lender and administrative agent under the Senior Secured Credit Facility, was a joint book-running manager of our offering of senior subordinated notes, provided bridge commitment to support our offering of senior subordinated notes and provided merger and acquisitions advisory services to the Company in connection with the Acquisition. These fees were approximately $65,000. JPMorgan Chase Bank, an affiliate of J.P. Morgan Partners, was a joint book-running manager of our offering of senior subordinated notes and arranged foreign exchange transactions to hedge the Acquisition purchase price.

22. Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions, Costs and Expenses	Deductions, Write-offs	Balance at End of Period
	(In thousands)
Revenue Reserves(a)
Year Ended December 31, 2005	$32,606	$82,085	$77,498	$37,193
Quarter Ended December 31, 2004	28,310	27,231	22,935	32,606
Fiscal Year Ended September 30, 2004	48,554	64,150	84,394	28,310
Fiscal Year Ended September 30, 2003	16,741	79,913	48,100	48,554

Deferred income tax valuation allowances:
Year Ended December 31, 2005	$9,078	$12,116	$9,078	$12,116
Quarter Ended December 31, 2004	9,078	—	—	9,078
Fiscal Year Ended September 30, 2004	4,251	4,827	—	9,078
Fiscal Year Ended September 30, 2003	865	3,386	—	4,251

(a)	See Note 2 for additional description of revenue reserve categories.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

23. Subsequent Events

On January 1, 2006, the Company agreed to acquire Bristol-Myers’ rights to Dovonex for a purchase price of $200,000 plus a 5% royalty on net sales of Dovonex through 2007. The Company funded the payment of the purchase price by borrowing $200,000 in delayed-draw term loans under the Senior Secured Credit Facility. On January 1, 2006, the license and supply agreement with LEO Pharma for Dovonex became effective and the Company’s co-promotion agreement with Bristol-Myers was terminated.

On January 9, 2006 the FDA approved the NDA for Taclonex. Under the Company’s agreements with LEO Pharma, the Company was obligated to pay a final milestone payment of $40,000 within 30 days. To fund this payment, on February 6, 2006, the Company borrowed $40,000 under its delayed-draw term loan facility.

On March 27, 2006, Warner Chilcott Company, Inc. (“WCCI”), an indirect subsidiary of the Company, filed suit against Berlex Inc. (“Berlex”) and Schering AG (“Schering”) in the U.S. District Court for the District of New Jersey alleging that Berlex and Schering are willfully infringing WCCI’s U.S. Patent No. 5,552,394 in connection with the marketing and sale of Yaz®. The Company is seeking treble damages, costs and a permanent injunction against Berlex and Schering. The Company’s patent covers its Loestrin 24 Fe oral contraceptive which was approved by the FDA on February 17, 2006. The Company cannot provide any assurance as to when the case will be decided or whether the court will find that WCCI’s patent is being infringed by Berlex and Schering.

24. Quarterly Data (unaudited)

A summary of the quarterly results of operations is as follows:

	Quarter Ended
SUCCESSOR:	March 31	June 30	September 30	December 31
Year Ended December 31, 2005
Total Revenues	$133,742	$114,030	$129,043	$138,438
Gross Profit*	92,211	99,678	107,419	120,721
Amortization	61,300	59,400	59,400	53,373
Net (Loss)	(368,084)	(50,440)	(73,884)	(64,238	)(a)

Earnings (loss) per Share:
Class A—Basic	$(4.37)	$(0.80)	$(1.07)	$(0.96)
Class A—Diluted	(4.37)	(0.80)	(1.07)	(0.96)
Class L—Basic	1.50	1.90	1.95	2.00
Class L—Diluted	1.49	1.90	1.95	2.00

PREDECESSOR:	December 31	March 31	June 30	September 30
Fiscal Year Ended September 30, 2004
Total Revenues	$124,789	$126,109	$113,945	$125,405
Gross Profit*	113,381	111,629	102,954	108,796
Amortization	13,185	13,034	12,936	13,219
Net Income	42,700	37,864	37,936	33,188

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

	December 31	March 31	June 30	September 30
Fiscal Year Ended September 30, 2003
Total Revenues	$49,785	$72,738	$118,989	$123,652
Gross Profit*	42,288	62,977	105,993	111,864
Amortization	4,948	7,413	12,696	13,049
Net Income	14,848	19,789	30,883	30,635

*	Gross profit excludes amortization
(a)	Includes $38,876 pretax expense for impairment of intangible assets (see Note 2). Also includes $4,500 pretax out-of-period income related to correcting 2005 previously reported amortization expense. The out-of-period amount was $1,500 for each quarter ended period from March 31, 2005 to September 30, 2005. The Company has determined that this correction was not material to the financial statements for the year ended December 31, 2005 or to the financial statements for each of the quarters ended 2005.

25. Consolidated Financial Statements—Parent only

Warner Chilcott Holdings Company, Limited is a holding company that conducts substantially all of its business operations through its subsidiaries. The Company was formed on January 5, 2005 when it acquired Warner Chilcott PLC (the “Predecessor”). The financial statements for all periods in 2005 reflect the Acquisition as if the closing took place on January 1, 2005 and the operating results for the period January 1 through January 4, 2005 were those of the Company. For all periods prior to 2005 the parent company for the Predecessor was Warner Chilcott PLC.

There are significant restrictions on the Company’s ability to obtain funds from any of its subsidiaries through dividends, loans or advances. Accordingly, these condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent-only financial statements should be read in conjunction with Warner Chilcott Holdings Company, Limited’s audited consolidated financial statements included elsewhere herein.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Condensed Balance Sheets—Parent only:

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$—	$127,416
Accounts receivable, net	—	—
Inventories	—	—
Deferred income taxes	—	900
Prepaid expenses, intercompany receivables and other current assets	—	387,354

Total current assets	—	515,670

Other assets:
Property, plant and equipment, net	—	247
Intangible assets, net	—	—
Goodwill	—	—
Investment in subsidiaries	332,510	631,294

Total assets	$332,510	$1,147,211

LIABILITIES
Current liabilities:
Accounts payable	$—	$24
Accrued expenses and other current liabilities	—	41,231
Current portion of long-term debt	—	—
Accrued income taxes	—	1,869

Total current liabilities	—	43,124

Other liabilities:
Long-term debt, excluding current portion	—	—
Other non-current liabilities	—	—

Total liabilities	—	—

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
SHAREHOLDERS’ EQUITY
Class A Common Stock, par value $0.01 per share; 117,380,000 shares authorized; 93,287,355 shares issued and outstanding	933	—
Class L Common Stock, par value $0.01 per share; 12,820,000 shares authorized; 10,671,502 shares issued and outstanding	107	—
Ordinary shares, par value 0.10 British pounds per share; 250,000,000 authorized, 187,502,161 issued and outstanding at December 31, 2004	—	30,441
Additional paid-in capital	883,951	697,944
Retained (deficit) earnings	(556,646)	388,236
Treasury stock	—	(54,603)
Accumulated other comprehensive income	4,165	42,069

Total Shareholders’ equity	332,510	1,104,087

Total liabilities and Shareholders’ equity	$332,510	$1,147,211

Condensed Statements of Operations—Parent only:

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Year Ended September 30, 2004	Year Ended September 30, 2003
REVENUE
Net sales	$—	$—	$—	$—
Other revenue	—	—	—	—

Total revenue	—	—	—	—

COSTS, EXPENSES AND OTHER
Cost of sales	—	—	29	—
Selling, general and administrative	—	3,684	9,201	13,992
Research and development	—	—	—	—
Amortization of intangible assets	—	—	—	—
Acquired in-process research and development	—	—	—	—
Transaction costs	—	50,634	—	—
Interest income	—	(3,750)	(6,680)	(9,031)
Interest expense	—	—	—	—

(LOSS) INCOME BEFORE TAXES	—	(50,568)	(2,550)	(4,961)
Provision / (benefit) for income taxes	—	(1,887)	1,298	(173)
Equity in (losses) of subsidiaries	(556,646)	19,593	155,536	100,943

NET (LOSS) INCOME	$(556,646)	$(29,088)	$151,688	$96,155

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Condensed Statements of Cash Flows—Parent only:

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Year Ended September 30, 2004	Year Ended September 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$(556,646)	$(29,088)	$151,688	$96,155
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	—	20	29	—
Amortization of intangibles	—	—	—	—
Equity in (losses)/earnings of subsidiaries	556,646	(19,593)	(182,279)	(100,943)
Loss on sale of business	—	—	14,937	—
Stock compensation expense	—	—	1,896	—
Changes in assets and liabilities:
(Increase) in accounts receivable, prepaid and other assets	—	(2,002)	94,516	(225,058)
(Increase) / decrease in inventories	—	—	—	—
Increase / (decrease) in accounts payable, accrued expenses and other liabilities	—	30,987	5,607	(1,001)
Increase / (decrease) in income taxes and other, net	—	(5,606)	5,785	(2,207)

Net cash provided by / (used in) operating activities	—	(25,282)	92,179	(233,054)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiary	(880,029)	—	(25,785)	—
Proceeds from sale of business, net of costs	—	—	16,821	—
Capital expenditures	—	—	(296)	—

Net cash (used in) investing activities	(880,029)	—	(9,260)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from share capital issue, net of expenses	880,029	2,452	12,948	535
Purchase of treasury stock	—	—	(31,720)	—
Dividends from subsidiary	—	—	64,388	—
Cash dividends paid	—	—	(13,084)	(9,241)

Net cash provided by / (used) in financing activities	880,029	2,452	32,532	(8,706)

Net increase (decrease) in cash and cash equivalents	$—	$(22,830)	$115,451	$(241,760)

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Recapitalization

The Company’s Board of Directors approved a registration statement on Form S-1 to be filed with the Securities and Exchange Commission in connection with an initial public offering of the Company’s common stock (the “Initial Common Stock Offering”). All of the outstanding shares of Class L Common Stock convert into shares of Class A Common Stock upon the Initial Common Stock Offering.

Debt

The Company has no direct debt obligations, but its subsidiaries do. For a discussion of the debt obligations of the Company’s subsidiaries, see Note 10 in the audited consolidated financial statements included elsewhere herein.

Commitments and Contingencies

The Company has no direct commitments and contingencies, but its subsidiaries do. For a discussion of the commitments and contingencies of the Company’s subsidiaries, see Note 12 Commitments, Contingencies and Litigation in the unaudited condensed consolidated financial statements included elsewhere herein and see Note 14 Commitments and Contingencies in the audited consolidated financial statements included elsewhere herein.

Dividends

During the year ended December 31, 2005, the Company received no dividends from its subsidiaries.

Report of Independent Auditors

To the Board of Directors and Shareholders

of Bristol-Myers Squibb Company:

We have audited the accompanying Statements of Net Sales and Certain Costs and Expenses of the DOVONEX product line of Bristol-Myers Squibb Company (the “Company”), for each of the three years in the period ended December 31, 2005. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements of Net Sales and Certain Costs and Expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements of Net Sales and Certain Costs and Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statements of Net Sales and Certain Costs and Expenses. We believe that our audits provide a reasonable basis for our opinion.

The accompanying Statements of Net Sales and Certain Costs and Expenses were prepared for the purpose of complying with the rules and regulations of the SEC, as described in Note 1 and are not intended to be a complete presentation of the DOVONEX product line revenues and expenses.

In our opinion, the Statements of Net Sales and Certain Costs and Expenses referred to above present fairly, in all material respects, the net sales and certain costs and expenses described in Note 1 for the DOVONEX product line of Bristol-Myers Squibb Company for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Philadelphia, PA

March 31, 2006

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

STATEMENTS OF NET SALES AND CERTAIN COSTS AND EXPENSES

($Thousands)

	Year Ended December 31
	2005	2004	2003
Net sales	$131,718	$135,038	$121,036
Cost of products sold	38,757	42,831	37,448

Gross Margin	92,961	92,207	83,588

Expenses:
Direct Expenses	18,153	12,992	1,772

Total Expenses	18,153	12,992	1,772

Excess of revenues over expenses	$74,808	$79,215	$81,816

The accompanying notes are an integral part of these statements

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

NOTES TO STATEMENTS

1. Description of Business and Basis of Presentation

The Dovonex Product Line comprises the rights to market and sell Dovonex Ointment, Dovonex Cream and Dovonex Solution. On September 30, 2005, Warner Chilcott Company, Inc. (Warner) exercised its option to acquire the Dovonex Product Line from Bristol-Myers Squibb Company (BMS) for $200 million, subject to adjustment, effective January 1, 2006. Under this Asset Purchase Agreement (the “Agreement”), Warner is acquiring the Dovonex Product Line from BMS, including intellectual property, inventory, rights to regulatory files and registrations, rights to licensing agreements, promotion materials, and other miscellaneous assets. The book value recorded by BMS of the inventory comprising the Dovonex Product Line was $5.2 million and $5.5 million at December 31, 2005 and 2004, respectively. The other assets acquired by Warner under the Agreement had no book value recorded by BMS at December 31, 2005 and 2004.

The accompanying statements present the revenues and certain costs and expenses of the Dovonex Product Line in the United States and Puerto Rico and have been prepared pursuant to the requirements of the Agreement between BMS and Warner for inclusion in filings with the Securities and Exchange Commission under Rule 3.05 of Regulation S-X. Because BMS did not account for the Dovonex Product Line as a separate entity, these statements were derived by extracting certain operating activities directly attributed to the Dovonex Product Line from consolidated financial statements of BMS that were prepared in accordance with accounting principles generally accepted in the United States. In addition, the information included in the accompanying statements contains allocations of certain selling expenses associated with the Dovonex Product Line as deemed reasonable by BMS management. Although management is unable to estimate the actual costs, expenses and resultant operating results associated with a stand-alone, separate entity, the allocation described elsewhere in these statements is considered reasonable by management. However, the excess of revenue over expenses of the Dovonex Product Line may differ from the results that would have been achieved had the Dovonex Product Line operated as a separate entity.

2. Corporate Overhead and Accounting

BMS performs certain functions for the Dovonex Product Line including, but not limited to, corporate management, certain legal services, administration of insurance, treasury, information systems, finance, corporate income tax administration, employee compensation and benefit management, facilities and other corporate expenses. The costs of these functions have historically not been allocated to its products, are not directly attributable or specifically identifiable to the Dovonex Product Line, and therefore, are not included in the accompanying statements. Income taxes and interest expense have not been included in the accompanying statements as these expenses are not specifically identifiable to the Dovonex Product Line.

The BMS transaction systems, including payroll, employee benefits, accounts receivable and accounts payable, which are used to record and account for cash transactions are not designed to identify asset and liability receipts and payments on a product specific basis. Given these constraints, and that the only tangible assets of the Dovonex Product Line to be sold to Warner under the Purchase Agreement will be product inventories and that Warner did not assume any liabilities arising prior to the acquisition date, statements of financial position and cash flows for the Dovonex Product Line have not been prepared.

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

NOTES TO STATEMENTS—(Continued)

3. Summary of Significant Accounting Policies

Revenue Recognition

BMS recognizes revenue in accordance with SAB No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. BMS recognizes revenue for sales of the Dovonex Product Line when substantially all the risks and rewards of ownership have transferred to the customer, which occurs on the date of shipment.

Gross-to-Net Sales Adjustments

BMS has the following significant categories of gross-to-net sales adjustments which impact the Dovonex Product line: prime vendor charge-backs, managed health care rebates and other contract discounts, Medicaid rebates, cash discounts and sales returns, all of which involve significant estimates and judgments and require BMS to use information from external sources. BMS accounts for these gross-to-net sales adjustments in accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), and SFAS 48, Revenue Recognition When Right of Return Exists (SFAS 48), as applicable.

Prime vendor charge-backs

BMS participates in prime vendor programs with government entities, the most significant of which are the U.S. Department of Defense and the U.S. Department of Veterans Affairs, and other parties whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower prime vendor price and the wholesalers charge the difference between their acquisition cost and the lower prime vendor price back to BMS. BMS accounts for prime vendor charge-backs by reducing accounts receivable in an amount equal to BMS estimate of charge-back claims attributable to a sale. BMS determines its estimate of the prime vendor charge-backs primarily based on historical experience regarding prime vendor charge-backs and current contract prices under the prime vendor programs. BMS considers prime vendor payments, levels of inventory in the distribution channel, and the BMS claim processing time lag and adjusts the reduction to accounts receivable periodically throughout each quarter to reflect actual experience. In 2005, 2004, 2003, the provisions for prime vendor programs were $5.2 million, $6.0 million, and $6.2 million, respectively, or 3.4%, 3.8% and 4.3%, respectively, of gross sales.

Managed health care rebates and other contract discounts

BMS offers rebates and discounts to managed health care organizations and to other contract counterparties such as hospitals and group purchasing organizations. BMS accounts for managed health care rebates and other contract discounts by establishing an accrual in an amount equal to BMS’s estimate of managed health care rebates and other contract discounts attributable to a sale. BMS determines its estimate of the managed health care rebates and other contract discounts accrual primarily based on historical experience regarding these rebates and discounts and current contract prices. BMS considers the sales performance of products subject to managed health care rebates and other contract discounts and levels of inventory in the distribution channel and adjusts the accrual periodically throughout each quarter to reflect actual experience. In 2005, 2004 and 2003, the provisions for contract discounts were $0.1 million, $0.8 million, and $1.7 million, or less than 1% for 2005 and 2004 and 1.1% for 2002, of gross sales.

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

NOTES TO STATEMENTS—(Continued)

Medicaid rebates

BMS participates in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these latter programs are included in the BMS Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. BMS accounts for Medicaid rebates by establishing an accrual in an amount equal to BMS’s estimate of Medicaid rebate claims attributable to a sale. BMS determines its estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, as well as any expansion on a prospective basis of its participation in the non-mandatory aspects of the qualifying federal and state government programs, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates. BMS considers outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjusts the accrual periodically throughout each quarter to reflect actual experience. In 2005, 2004, and 2003, the provisions for Medicaid payments were $7.7 million, $8.3 million, and $7.4 million, respectively, or 5.1%, 5.3% and 5.2%, respectively, of gross sales.

Cash Discounts

BMS offers cash discounts, generally approximately 2% of the sales price, as an incentive for prompt payment. BMS accounts for cash discounts by reducing accounts receivable by the full amount of the discounts. BMS considers payment performance and adjusts the accrual to reflect actual experience. In 2005, 2004 and 2003, provision for cash discounts were $3.0 million, $3.1 million, and $2.9 million, respectively, or 2% each year of gross sales.

Sales Returns

BMS accounts for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to the BMS estimate of sales recorded for which the related products are expected to be returned. In 2005, 2004 and 2003, the provisions for sales returns were $4.2 million, $3.0 million, and $3.9 million, respectively, or 2.7%, 1.9%, and 2.7%, respectively, of gross sales.

BMS determines its estimate of the sales return accrual primarily based on historical experience regarding sales returns but also considers other factors that could impact sales returns. These factors include levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products. BMS considers all of these factors and adjusts the accrual periodically throughout each quarter to reflect actual experience.

BMS considers the level of inventory in the distribution channel and determines whether it believes an adjustment to the sales return accrual is appropriate. For example, if levels of inventory in the distribution channel increase, BMS analyzes the reasons for the increase and if the reasons indicate that sales returns will be larger than expected, BMS adjusts the sales return accrual, taking into account historical experience, BMS returned goods policy and the shelf life of the Dovonex Product Line which ranges, on average, from approximately 24 to 36 months. In situations where BMS is aware of products in the distribution channel nearing their expiration date, BMS analyzes the situation and if the analysis indicates that sales returns will be larger than expected, BMS adjusts the sales return accrual, taking into account historical experience, BMS returned goods policy, and levels of inventory in the distribution channel.

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

NOTES TO STATEMENTS—(Continued)

Cost of Products Sold

The cost of products sold includes the cost of acquisition of finished goods from Leo Pharmaceutical Products Ltd (Leo) and shipping and handling costs. BMS does not charge customers for shipping and handling costs.

BMS pays royalties to Leo in an amount equal to approximately 10% of the Dovonex Product Line’s net sales. Royalties paid to Leo for the periods presented are reflected in these financial statements. In 2005, 2004 and 2003, royalties paid to Leo were $13.1 million, $13.9 million, and $12.7 million, respectively.

Direct Expenses

Direct expenses primarily consist of co-promotion costs paid to Warner based on the Co-Promotion Agreement entered into on May 1, 2003. These costs were $18.1 million, $12.8 million, and $1.8 million for the years ending December 31, 2005, 2004 and 2003. The terms under which BMS paid co-promotion costs to Warner changed from 2003 to 2004. In 2003, payments were based on a percentage of net sales in excess of a threshold. In 2005 and 2004, payments were based on a percentage of net sales in excess of a threshold, plus a flat percentage of total net sales.

Use of Estimates

The preparation of statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of revenues and certain costs and expenses and accompanying disclosures. Some of the more significant estimates include product returns and rebate costs. Actual results could differ from these estimates. Also, as discussed in Note 1, these statements are not necessarily indicative of the costs and expenses that would have resulted if the Dovonex Product Line had been operated as a separate entity.

Concentration of Credit Risk

Sales of the Dovonex Product Line are primarily made to three U.S. pharmaceutical wholesalers. These three wholesalers accounted for approximately 37%, 37%, and 14%, respectively, of the Dovonex Product Line’s total net sales in 2005. In 2004, sales to these wholesalers accounted for approximately 37%, 34%, and 16%, respectively, of the Dovonex Product Line’s total net sales. In 2003, the same three wholesalers each accounted for approximately 36%, 31%, and 19%, respectively, of the Dovonex Product Line’s total net sales.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

Warner Chilcott Limited

Common Stock

Goldman, Sachs & Co.

Credit Suisse

JPMorgan

Morgan Stanley

Deutsche Bank Securities

Merrill Lynch & Co.

Bear, Stearns & Co. Inc.

UBS Investment Bank

Wachovia Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than other underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts, other than the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee, are estimates.

Amount To Be Paid

SEC registration fee		$107,000
NASD filing fee		75,500
Nasdaq National Market listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

* To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Our bye-laws require us to indemnify any officers and directors, members of a (duly constituted) committee and any resident representative (and their respective heirs, executors or administrators), each referred to as an Indemnified Person for all liabilities, losses damages or expenses incurred by reason of any act done, conceived in or omitted in the conduct of our business or any of our subsidiaries or in the discharge of his duties; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act as in effect from time to time in Bermuda. This indemnity extends to any director or officer acting in the reasonable belief that he has been appointed or elected to such office, notwithstanding any defect in such appointment or election.

Our bye-laws also require us to indemnify such Indemnified Persons against all liabilities incurred by him by or by reason of any act done, conceived in or omitted in the conduct of our business or in the discharge of his duties in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquired, or in connection with any application under Bermudan law in which relief from liability is granted to him by the court.

Our bye-laws require us to pay for the expenses incurred by a director or officer in defending any civil or criminal action or proceeding for which indemnification is required in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it is ultimately determined that he is not entitled to indemnification.

In addition, we and each shareholder agree to waive any claim or right of action such shareholder or it may have at any time, whether individually or by or in the right of the Company against any Indemnified Person on account of any action taken by such person in the performance of his duties with or for us; provided that such waiver shall not extend to any claims or rights of action which would render it void pursuant to the Companies Act as in effect from time to time in Bermuda, that arises out of fraud or dishonesty on the part of such Indemnified Person or with respect to the recovery of any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.

The Companies Act provides that a Bermuda company may indemnify its directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. However, the Companies Act also provides that any provision, whether contained in the company’s bye-laws or in a contract or arrangement between the company and the director, indemnifying a director against any liability which would attach to him in respect of his fraud or dishonesty will be void.

The proposed form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since three years before the date of the initial filing of this Registration Statement, the Registrant has sold the following securities without registration under the Securities Act of 1933:

In connection with the Transactions, between January 18, 2005 and April 22, 2005, the registrant sold 19,275,013.57 shares of its Class A common shares and 2,327,900.19 shares of its Class L common shares and Warner Chilcott Holdings Company II, Limited sold 88,225.146 shares of its preferred shares to each of Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. An additional 10,290,058.35 Class A common shares and 1,242,760.67 Class L common shares of the registrant and 47,099.414 preferred shares of Warner Chilcott Holdings Company II, Limited were sold to certain limited partners of DLJ Merchant Banking III, Inc. The aggregate offering price for the foregoing purchases was $1,273.9 million. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

Between January 18, 2005 and April 12, 2005 the registrant sold 612,807.79 shares of its Class A common shares and 74,010.62 shares of its Class L common shares and Warner Chilcott Holdings Company II, Limited sold 2,804.928 shares of its preferred shares to certain members of the registrant’s management for an aggregate offering price of $8.9 million. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15. The recipients of securities in each such transactions represented their intention to acquire the securities for investment only and not with a view to any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients were given the opportunity to ask questions and receive answers from representatives of the registrant concerning the business and financial affairs of the registrant. Each of the recipients that were employees of the registrant had access to such information through their employment with the registrant.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description	Sequentially Numbered Page
1**	Form of Underwriting Agreement

2.1	Implementation Agreement, dated October 27, 2004, among the Consortium Members (as defined therein), Waren Acquisition Limited and Warner Chilcott PLC and Second Supplemental Agreement thereto, dated November 16, 2004 (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

3.1**	Memorandum of Association of Warner Chilcott Limited

3.2**	Bye-Laws of Warner Chilcott Limited

4**	Form of Common Stock Certificate

5**	Opinion of Appleby Spurling Hunter

10.1	Credit Agreement, dated as of January 18, 2005 among Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation, Warner Chilcott Company, Inc., Credit Suisse First Boston as Administrative Agent, Swing Line Lender and L/C Issuer, Deutsche Bank Securities Inc. and Credit Suisse First Boston as Joint Lead Arrangers, Deutsche Bank Securities Inc., Credit Suisse First Boston and J.P. Morgan Securities Inc. as Joint Bookrunners, Deutsche Bank Securities Inc. as Syndication Agent and JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. as Co-Documentation Agents (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.2	Securities Purchase Agreement, dated January 18, 2005 by and among Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited, Bain Capital Integral Investors II, L.P., BCIP Trust Associates III, and BCIP Trust Associates III-B, DLJMB Overseas Partners III, C.V., DLJ Offshore Partners III, C.V., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P., J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman II), L.P., J.P. Morgan Partners Global Investors A, L.P., Thomas H. Lee (Alternative) Fund V, L.P., Thomas H. Lee Parallel (Alternative) Fund V, L.P., Thomas H. Lee (Alternative) Cayman Fund V, L.P., Putnam Investments Employees’ Securities Company I LLC, Putnam Investments Employees Securities Company II LLC, Putnam Investments Holdings, LLC, Thomas H. Lee Investors Limited Partnership, OMERS Capital Partners, AlpInvest Partners, Inc., GIC Special Investment Pte Ltd and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

Exhibit Number	Description	Sequentially Numbered Page
10.3	Purchase and Sale Agreement, dated as of May 3, 2004, among Pfizer, Inc., Pfizer Pharmaceuticals LLC, Galen Holdings Public Limited Company and Warner Chilcott Company, Inc. (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.4	Option and License Agreement, dated as of March 24, 2004, by and between Barr Laboratories, Inc. and Galen (Chemicals) Limited (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.5	Finished Product Supply Agreement, dated as of March 24, 2004, by and between Barr Laboratories, Inc. and Galen (Chemicals) Limited (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.6	Transaction Agreement by and between Galen Holdings PLC and Warner Chilcott PLC, dated May 4, 2000 (incorporated by reference to Exhibit 2.1 to Warner Chilcott PLC’s Report on Form 8-K filed on May 15, 2000 (File No. 000-29364))

10.7	Estrace Transitional Support and Supply Agreement between Westwood-Squibb Pharmaceuticals, Inc. and Warner Chilcott, Inc., dated as of January 26, 2000 (incorporated by reference to Exhibit 10.2 to Warner Chilcott PLC’s Report on Form 8-K filed on February 29, 2000 (File No. 000-29364) (the “Warner Chilcott PLC February 29, 2000 8-K”))

10.8	Ovcon Transitional Support and Supply Agreement between Bristol-Myers Squibb Laboratories Company and Warner Chilcott, Inc., dated as of January 26, 2000 (incorporated by reference to Exhibit 10.3 to the Warner Chilcott PLC February 29, 2000 8-K).

10.9	License and Distribution Agreement, dated as of December 31, 1997, between F H Faulding & Co Limited, A.C.N. 007 870 984, and Warner Chilcott PLC (incorporated by reference to Exhibit 10.20 to Warner Chilcott PLC’s report on Form 10-K filed on March 30, 1999 for the year ended December 31, 1998 (File No. 000-29364)).

10.10	Asset Purchase Agreement between Bristol-Myers Squibb Company and Galen (Chemicals) Limited, dated as of June 29, 2001 (incorporated by reference to Exhibit 10.8 to Galen Holdings PLC’s Form F-1 filed on July 2, 2001 (File No. 333-64324) (the “Galen Holdings July 2, 2001 F-1”)).

10.11	Supply Agreement between Bristol-Myers Squibb Laboratories Company and Galen (Chemicals) Limited, dated as of June 29, 2001 (incorporated by reference to Exhibit 10.9 to the Galen Holdings July 2, 2001 F-1).

10.12	Assignment, Transfer and Assumption Agreement, dated as of December 7, 2002, by and between Galen (Chemicals) Limited and Eli Lilly and Company (incorporated by reference to Exhibit 4.28 to Galen Holdings PLC’s Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

Exhibit Number	Description	Sequentially Numbered Page
10.13	Manufacturing Agreement, dated as of December 7, 2002, by and between Galen (Chemicals) Limited and Eli Lilly and Company (incorporated by reference to Exhibit 4.30 to Galen Holdings PLC’s Annual Report on Form 20-F filed on December 31, 2003 for the year ended September 30, 2003 (File No. 333-12634) (the “Galen Holdings’ 2002-2003 20-F”)).

10.14	Purchase and Sale Agreement (OCS) among Pfizer Inc., Galen (Chemicals) Limited and Galen Holdings PLC, dated as of March 5, 2003 (incorporated by reference to Exhibit 4.31 to the Galen Holdings’ 2002-2003 20-F).

10.15	Purchase and Sale Agreement (femhrt) among Pfizer Inc., Galen (Chemicals) Limited and Galen Holdings PLC, dated as of March 5, 2003 (incorporated by reference to Exhibit 4.32 to the Galen Holdings’ 2002-2003 20-F).

10.16	Transitional Supply Agreement, dated March 27, 2003, between Galen (Chemicals) Limited and Pfizer Inc. (incorporated herein by reference to Exhibit 4.33 to the Galen Holdings’ 2002-2003 20-F).

10.17	Co-promotion Agreement, effective May 1, 2003, by and between Bristol-Myers Squibb Company and Galen (Chemicals) Limited (incorporated herein by reference to Exhibit 4.34 to the Galen Holdings’ 2002-2003 20-F).

10.18	Option Agreement, dated as of April 1, 2003, by and between Bristol-Myers Squibb Company and Galen (Chemicals) Limited (incorporated herein by reference to Exhibit 4.35 to the Galen Holdings’ 2002-2003 20-F).

10.19	Development Agreement between LEO Pharma A/S and Galen (Chemicals) Limited, dated April 2, 2003 (incorporated herein by reference to Exhibit 4.36 to the Galen Holdings’ 2002-2003 20-F).

10.20	Manufacturing Agreement, dated as of September 24, 1997, by and between Duramed Pharmaceuticals, Inc. and Warner-Lambert Company (assigned to Galen (Chemicals) Limited pursuant to the Purchase and Sale Agreement (femhrt), among Pfizer Inc., Galen (Chemicals) Limited and Galen Holdings PLC, dated as of March 5, 2003) (incorporated herein by reference to Exhibit 4.40 to the Galen Holdings’ 2002-2003 20-F).

10.21	Master Agreement between Galen (Chemicals) Limited and LEO Pharma A/S, dated April 1, 2003 (incorporated herein by reference to Exhibit 4.41 to Amendment No. 1 to the Annual Report on Form 20-F of Galen Holdings PLC, filed on January 5, 2004 for the year ended September 30, 2003 (File No. 333-12634)).

10.22	Business Purchase Agreement for the Sale and Purchase of the Business and Assets of Ivex Pharmaceuticals Limited, among Ivex Pharmaceuticals Limited, Galen Holdings, PLC, Gambro Northern Ireland Limited and Gambro BCT, Inc, dated April 28, 2004 (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.23	Purchase and Sale Agreement among Galen Holdings PLC, Nelag Limited, Galen Limited and Galen (Chemicals) Limited, dated April 28, 2004 (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

Exhibit Number	Description	Sequentially Numbered Page
10.24	Purchase and Sale Agreement among Galen Limited, Galen Holdings PLC, Galen (Chemicals) Limited and Nelag Limited, dated April 27, 2004 (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.25	Second Amended and Restated Employment Agreement, dated as of March 28, 2005, between Warner Chilcott (US), Inc. and Roger M. Boissonneault (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.26	Amended and Restated Employment Agreement, dated as of March 28, 2005, between Warner Chilcott (US), Inc. and Carl Reichel (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.27	Amended and Restated Employment Agreement, dated as of March 28, 2005, between Warner Chilcott (US), Inc. and Anthony Bruno (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.28	Severance Agreement, dated as of March 28, 2005, between Warner Chilcott (US), Inc. and Leland H. Cross (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.29	Employment Agreement, dated as of April 1, 2005, between Warner Chilcott (US), Inc. and Paul Herendeen (incorporated herein by reference to exhibit 10.30 in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.30	Warner Chilcott Holdings Company, Limited 2005 Equity Incentive Plan, effective as of March 28, 2005 (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.31	License, Supply and Development Agreement (“DC Agreement”), dated as of September 14, 2005, between Warner Chilcott Company, Inc. and LEO Pharma A/S (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.32	Addendum I, dated September 14, 2005, to Master Agreement between Galen (Chemicals) Limited and LEO Pharma A/S, dated April 1, 2003 (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

Exhibit Number	Description	Sequentially Numbered Page
10.33	Amended and Restated License and Supply Agreement (“Dovonex Agreement”) between Warner Chilcott Company, Inc. and LEO Pharma A/S, dated as of September 14, 2005 (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.34	Right of First Refusal Agreement between Warner Chilcott Company, Inc. and LEO Pharma A/S, dated as of September 14, 2005 (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.35	Asset Purchase Agreement between Bristol-Myers Squibb Company and Warner Chilcott Company, Inc., dated as of September 30, 2005 (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.36	First Amendment to Asset Purchase Agreement, effective as of January 1, 2006, to the Asset Purchase Agreement between Bristol-Myers Squibb Company and Warner Chilcott Company, Inc., dated September 30, 2005 (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.37	Trademark Assignment, dated as of January 1, 2006, by and among Westwood-Squibb Pharmaceuticals, Inc., Warner Chilcott Company, Inc. and LEO Pharma A/S (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.38	Amendment, dated as of March 29, 2005, to the Credit Agreement, dated as of January 18, 2005 among Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation, Warner Chilcott Company, Inc. and the various lenders party thereto (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.39	Indenture, dated January 18, 2005, among Warner Chilcott Corporation, Warner Chilcott Holdings Company III, Limited, Warner Chilcott Intermediate (Luxembourg) S.à r.l., Warner Chilcott Company, Inc., Warner Chilcott (US), Inc. and Wells Fargo Bank, National Association (incorporated herein by reference to exhibit 4.1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

Exhibit Number		Description	Sequentially Numbered Page
10.40		Registration Rights Agreement dated January 18, 2005 among Warner Chilcott Corporation, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. as Representatives of the Several Purchasers (incorporated herein by reference to exhibit 4.2 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.41		Amended and Restated Shareholders Agreement, dated as of March 31, 2005, among Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited, Warner Chilcott Holdings Company III, Limited and the Shareholders party thereto (the “Amended and Restated Shareholders Agreement”) (incorporated herein by reference to exhibit 4.3 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.42		First Amendment to the Amended and Restated Shareholders Agreement, dated April 19, 2005, among Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited, Warner Chilcott Holdings Company III, Limited and the Shareholders party thereto (incorporated herein by reference to exhibit 4.4 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.43		Management Shareholders Agreement, dated as of March 28, 2005, among Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited, Warner Chilcott Holdings Company III, Limited, the Management Shareholders party thereto and the Shareholders party thereto (incorporated herein by reference to exhibit 4.5 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.44		Joinder Agreement, dated as of April 1, 2005, among Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited, Warner Chilcott Holdings Company III, Limited and Paul S. Herendeen (incorporated herein by reference to exhibit 4.6 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

21	*	Subsidiaries of the Registrant

23.1	*	Consent of PricewaterhouseCoopers LLP

23.2	*	Consent of PricewaterhouseCoopers LLP

23.3	*	Consent of PricewaterhouseCoopers LLP

23.4	**	Consent of Appleby Spurling Hunter (included in Exhibit 5)

24	*	Power of Attorney

*	Filed herewith.
**	To be filed by amendment.

(b) The following financial statement schedule is filed as part of this Registration Statement: None

Item 17. Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockaway, State of New Jersey, on the 9th day of June, 2006.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

By:	/S/ ROGER M. BOISSONNEAULT
Name:Roger M. Boissonneault
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ ROGER M. BOISSONNEAULT Roger M. Boissonneault	Chief Executive Officer, President and Director (Principal Executive Officer)	June 9, 2006

/S/ PAUL HERENDEEN Paul Herendeen	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 9, 2006

/S/ TODD M. ABBRECHT Todd M. Abbrecht	Director	June 9, 2006

/S/ DAVID F. BURGSTAHLER David F. Burgstahler	Director	June 9, 2006

/S/ JOHN P. CONNAUGHTON John P. Connaughton	Director	June 9, 2006

/S/ BENJAMIN EDMANDS Benjamin Edmands	Director	June 9, 2006

/S/ ROGER M. BOISSONNEAULT* John A. King, Ph.D.	Director	June 9, 2006

/S/ STEPHEN P. MURRAY Stephen P. Murray	Director	June 9, 2006

/S/ STEVE PAGLIUCA Steve Pagliuca	Director	June 9, 2006

/S/ STEPHEN RATTNER Stephen Rattner	Director	June 9, 2006

/S/ GEORGE TAYLOR George Taylor	Director	June 9, 2006

*	Roger M. Boissonneault is signing for John A. King, Ph.D., pursuant to a Power of Attorney attached hereto as Exhibit 24.

EXHIBIT INDEX

Exhibit Number	Description	Sequentially Numbered Page
1**	Form of Underwriting Agreement

2.1	Implementation Agreement, dated October 27, 2004, among the Consortium Members (as defined therein), Waren Acquisition Limited and Warner Chilcott PLC and Second Supplemental Agreement thereto, dated November 16, 2004 (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

3.1**	Memorandum of Association of Warner Chilcott Limited

3.2**	Bye-Laws of Warner Chilcott Limited

4**	Form of Common Stock Certificate

5**	Opinion of Appleby Spurling Hunter

10.1	Credit Agreement, dated as of January 18, 2005 among Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation, Warner Chilcott Company, Inc., Credit Suisse First Boston as Administrative Agent, Swing Line Lender and L/C Issuer, Deutsche Bank Securities Inc. and Credit Suisse First Boston as Joint Lead Arrangers, Deutsche Bank Securities Inc., Credit Suisse First Boston and J.P. Morgan Securities Inc. as Joint Bookrunners, Deutsche Bank Securities Inc. as Syndication Agent and JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. as Co-Documentation Agents (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.2	Securities Purchase Agreement, dated January 18, 2005 by and among Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited, Bain Capital Integral Investors II, L.P., BCIP Trust Associates III, and BCIP Trust Associates III-B, DLJMB Overseas Partners III, C.V., DLJ Offshore Partners III, C.V., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P., J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman II), L.P., J.P. Morgan Partners Global Investors A, L.P., Thomas H. Lee (Alternative) Fund V, L.P., Thomas H. Lee Parallel (Alternative) Fund V, L.P., Thomas H. Lee (Alternative) Cayman Fund V, L.P., Putnam Investments Employees’ Securities Company I LLC, Putnam Investments Employees Securities Company II LLC, Putnam Investments Holdings, LLC, Thomas H. Lee Investors Limited Partnership, OMERS Capital Partners, AlpInvest Partners, Inc., GIC Special Investment Pte Ltd and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

Exhibit Number	Description	Sequentially Numbered Page
10.3	Purchase and Sale Agreement, dated as of May 3, 2004, among Pfizer, Inc., Pfizer Pharmaceuticals LLC, Galen Holdings Public Limited Company and Warner Chilcott Company, Inc. (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.4	Option and License Agreement, dated as of March 24, 2004, by and between Barr Laboratories, Inc. and Galen (Chemicals) Limited (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.5	Finished Product Supply Agreement, dated as of March 24, 2004, by and between Barr Laboratories, Inc. and Galen (Chemicals) Limited (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.6	Transaction Agreement by and between Galen Holdings PLC and Warner Chilcott PLC, dated May 4, 2000 (incorporated by reference to Exhibit 2.1 to Warner Chilcott PLC’s Report on Form 8-K filed on May 15, 2000 (File No. 000-29364))

10.7	Estrace Transitional Support and Supply Agreement between Westwood-Squibb Pharmaceuticals, Inc. and Warner Chilcott, Inc., dated as of January 26, 2000 (incorporated by reference to Exhibit 10.2 to Warner Chilcott PLC’s Report on Form 8-K filed on February 29, 2000 (File No. 000-29364) (the “Warner Chilcott PLC February 29, 2000 8-K”))

10.8	Ovcon Transitional Support and Supply Agreement between Bristol-Myers Squibb Laboratories Company and Warner Chilcott, Inc., dated as of January 26, 2000 (incorporated by reference to Exhibit 10.3 to the Warner Chilcott PLC February 29, 2000 8-K).

10.9	License and Distribution Agreement, dated as of December 31, 1997, between F H Faulding & Co Limited, A.C.N. 007 870 984, and Warner Chilcott PLC (incorporated by reference to Exhibit 10.20 to Warner Chilcott PLC’s report on Form 10-K filed on March 30, 1999 for the year ended December 31, 1998 (File No. 000-29364)).

10.10	Asset Purchase Agreement between Bristol-Myers Squibb Company and Galen (Chemicals) Limited, dated as of June 29, 2001 (incorporated by reference to Exhibit 10.8 to Galen Holdings PLC’s Form F-1 filed on July 2, 2001 (File No. 333-64324) (the “Galen Holdings July 2, 2001 F-1”)).

10.11	Supply Agreement between Bristol-Myers Squibb Laboratories Company and Galen (Chemicals) Limited, dated as of June 29, 2001 (incorporated by reference to Exhibit 10.9 to the Galen Holdings July 2, 2001 F-1).

10.12	Assignment, Transfer and Assumption Agreement, dated as of December 7, 2002, by and between Galen (Chemicals) Limited and Eli Lilly and Company (incorporated by reference to Exhibit 4.28 to Galen Holdings PLC’s Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

Exhibit Number	Description	Sequentially Numbered Page
10.13	Manufacturing Agreement, dated as of December 7, 2002, by and between Galen (Chemicals) Limited and Eli Lilly and Company (incorporated by reference to Exhibit 4.30 to Galen Holdings PLC’s Annual Report on Form 20-F filed on December 31, 2003 for the year ended September 30, 2003 (File No. 333-12634) (the “Galen Holdings’ 2002-2003 20-F”)).

10.14	Purchase and Sale Agreement (OCS) among Pfizer Inc., Galen (Chemicals) Limited and Galen Holdings PLC, dated as of March 5, 2003 (incorporated by reference to Exhibit 4.31 to the Galen Holdings’ 2002-2003 20-F).

10.15	Purchase and Sale Agreement (femhrt) among Pfizer Inc., Galen (Chemicals) Limited and Galen Holdings PLC, dated as of March 5, 2003 (incorporated by reference to Exhibit 4.32 to the Galen Holdings’ 2002-2003 20-F).

10.16	Transitional Supply Agreement, dated March 27, 2003, between Galen (Chemicals) Limited and Pfizer Inc. (incorporated herein by reference to Exhibit 4.33 to the Galen Holdings’ 2002-2003 20-F).

10.17	Co-promotion Agreement, effective May 1, 2003, by and between Bristol-Myers Squibb Company and Galen (Chemicals) Limited (incorporated herein by reference to Exhibit 4.34 to the Galen Holdings’ 2002-2003 20-F).

10.18	Option Agreement, dated as of April 1, 2003, by and between Bristol-Myers Squibb Company and Galen (Chemicals) Limited (incorporated herein by reference to Exhibit 4.35 to the Galen Holdings’ 2002-2003 20-F).

10.19	Development Agreement between LEO Pharma A/S and Galen (Chemicals) Limited, dated April 2, 2003 (incorporated herein by reference to Exhibit 4.36 to the Galen Holdings’ 2002-2003 20-F).

10.20	Manufacturing Agreement, dated as of September 24, 1997, by and between Duramed Pharmaceuticals, Inc. and Warner-Lambert Company (assigned to Galen (Chemicals) Limited pursuant to the Purchase and Sale Agreement (femhrt), among Pfizer Inc., Galen (Chemicals) Limited and Galen Holdings PLC, dated as of March 5, 2003) (incorporated herein by reference to Exhibit 4.40 to the Galen Holdings’ 2002-2003 20-F).

10.21	Master Agreement between Galen (Chemicals) Limited and LEO Pharma A/S, dated April 1, 2003 (incorporated herein by reference to Exhibit 4.41 to Amendment No. 1 to the Annual Report on Form 20-F of Galen Holdings PLC, filed on January 5, 2004 for the year ended September 30, 2003 (File No. 333-12634)).

10.22	Business Purchase Agreement for the Sale and Purchase of the Business and Assets of Ivex Pharmaceuticals Limited, among Ivex Pharmaceuticals Limited, Galen Holdings, PLC, Gambro Northern Ireland Limited and Gambro BCT, Inc, dated April 28, 2004 (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

Exhibit Number	Description	Sequentially Numbered Page
10.23	Purchase and Sale Agreement among Galen Holdings PLC, Nelag Limited, Galen Limited and Galen (Chemicals) Limited, dated April 28, 2004 (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.24	Purchase and Sale Agreement among Galen Limited, Galen Holdings PLC, Galen (Chemicals) Limited and Nelag Limited, dated April 27, 2004 (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.25	Second Amended and Restated Employment Agreement, dated as of March 28, 2005, between Warner Chilcott (US), Inc. and Roger M. Boissonneault (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.26	Amended and Restated Employment Agreement, dated as of March 28, 2005, between Warner Chilcott (US), Inc. and Carl Reichel (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.27	Amended and Restated Employment Agreement, dated as of March 28, 2005, between Warner Chilcott (US), Inc. and Anthony Bruno (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.28	Severance Agreement, dated as of March 28, 2005, between Warner Chilcott (US), Inc. and Leland H. Cross (incorporated herein by reference to exhibit of the same number in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.29	Employment Agreement, dated as of April 1, 2005, between Warner Chilcott (US), Inc. and Paul Herendeen (incorporated herein by reference to exhibit 10.30 in the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666)

10.30	Warner Chilcott Holdings Company, Limited 2005 Equity Incentive Plan, effective as of March 28, 2005 (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

Exhibit Number	Description	Sequentially Numbered Page
10.31	License, Supply and Development Agreement (“DC Agreement”), dated as of September 14, 2005, between Warner Chilcott Company, Inc. and LEO Pharma A/S (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.32	Addendum I, dated September 14, 2005, to Master Agreement between Galen (Chemicals) Limited and LEO Pharma A/S, dated April 1, 2003 (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.33	Amended and Restated License and Supply Agreement (“Dovonex Agreement”) between Warner Chilcott Company, Inc. and LEO Pharma A/S, dated as of September 14, 2005 (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.34	Right of First Refusal Agreement between Warner Chilcott Company, Inc. and LEO Pharma A/S, dated as of September 14, 2005 (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.35	Asset Purchase Agreement between Bristol-Myers Squibb Company and Warner Chilcott Company, Inc., dated as of September 30, 2005 (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.36	First Amendment to Asset Purchase Agreement, effective as of January 1, 2006, to the Asset Purchase Agreement between Bristol-Myers Squibb Company and Warner Chilcott Company, Inc., dated September 30, 2005 (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.37	Trademark Assignment, dated as of January 1, 2006, by and among Westwood-Squibb Pharmaceuticals, Inc., Warner Chilcott Company, Inc. and LEO Pharma A/S (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

Exhibit Number	Description	Sequentially Numbered Page
10.38	Amendment, dated as of March 29, 2005, to the Credit Agreement, dated as of January 18, 2005 among Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation, Warner Chilcott Company, Inc. and the various lenders party thereto (incorporated herein by reference to exhibit of the same number in Amendment Number 1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.39	Indenture, dated January 18, 2005, among Warner Chilcott Corporation, Warner Chilcott Holdings Company III, Limited, Warner Chilcott Intermediate (Luxembourg) S.à r.l., Warner Chilcott Company, Inc., Warner Chilcott (US), Inc. and Wells Fargo Bank, National Association (incorporated herein by reference to exhibit 4.1 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.40	Registration Rights Agreement dated January 18, 2005 among Warner Chilcott Corporation, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. as Representatives of the Several Purchasers (incorporated herein by reference to exhibit 4.2 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.41	Amended and Restated Shareholders Agreement, dated as of March 31, 2005, among Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited, Warner Chilcott Holdings Company III, Limited and the Shareholders party thereto (the “Amended and Restated Shareholders Agreement”) (incorporated herein by reference to exhibit 4.3 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.42	First Amendment to the Amended and Restated Shareholders Agreement, dated April 19, 2005, among Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited, Warner Chilcott Holdings Company III, Limited and the Shareholders party thereto (incorporated herein by reference to exhibit 4.4 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

10.43	Management Shareholders Agreement, dated as of March 28, 2005, among Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited, Warner Chilcott Holdings Company III, Limited, the Management Shareholders party thereto and the Shareholders party thereto (incorporated herein by reference to exhibit 4.5 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

Exhibit Number		Description	Sequentially Numbered Page
10.44		Joinder Agreement, dated as of April 1, 2005, among Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited, Warner Chilcott Holdings Company III, Limited and Paul S. Herendeen (incorporated herein by reference to exhibit 4.6 to the Registration Statement on Form S-4 filed by Warner Chilcott Holdings Company III, Limited and Warner Chilcott Corporation, Registration Number 333-12666).

21	*	Subsidiaries of the Registrant

23.1	*	Consent of PricewaterhouseCoopers LLP

23.2	*	Consent of PricewaterhouseCoopers LLP

23.3	*	Consent of PricewaterhouseCoopers LLP

23.4	**	Consent of Appleby Spurling Hunter (included in Exhibit 5)

24	*	Power of Attorney

*	Filed herewith.
**	To be filed by amendment.